Annual Report

2025





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MongoDB, Inc.

1633 Broadway, 38th Floor

New York, New York 10019

Notice of Annual Meeting of Stockholders
To Be Held on June 30, 2025 at 10:00 a.m. Eastern Time

To the Stockholders of MongoDB, Inc.:

On behalf of our board of directors, it is our pleasure to invite you to attend the 2025 annual meeting of stockholders of MongoDB, Inc., a Delaware corporation.

The meeting will be held virtually, via live webcast at *www.virtualshareholdermeeting.com/MDB2025*, originating from New York, New York, on Monday, June 30, 2025 at 10:00 a.m. Eastern Time. We believe hosting a virtual meeting enables expanded access for our stockholders, improved communication and cost savings, which in turn lead to increased stockholder attendance and participation from locations around the world. Stockholders attending the virtual meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. We encourage you to attend online and participate. The record date for the meeting is May 1, 2025. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Your vote is very important. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted.

The meeting will be held for the following purposes:

1. To elect three Class II directors, Francisco D'Souza, Charles M. Hazard, Jr. and Tom Killalea, each to serve until our annual meeting of stockholders in 2028;

2. To approve, on a non-binding advisory basis, the compensation of our named executive officers;

3. To approve, on a non-binding advisory basis, the frequency of future non-binding advisory votes to approve the compensation of our named executive officers;

4. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2026;

5. To approve an amendment to our Charter to limit the liability of certain of our officers; and

6. To conduct any other business properly brought before the meeting or any adjournments or postponements thereof.

These items of business are more fully described in the proxy materials accompanying this notice.

The Notice of Internet Availability of Proxy Materials is being mailed, and the attached proxy statement is being made available, to our shareholders beginning on or about May 20, 2025.

On behalf of the board of directors and the management team, thank you for your investment and interest in MongoDB.

By Order of the Board of Directors

Andrew Stephens

General Counsel and Secretary

May 20, 2025

You are cordially invited to attend the virtual annual meeting. Whether or not you expect to attend the meeting, you are urged to vote and submit your proxy by following the procedures described in the proxy card. Even if you have voted by proxy, you may still vote during the meeting. Please note, however, that if your shares are held of record by a broker, bank or other similar organization and you wish to vote during the meeting, you must follow the instructions from such organization.

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MongoDB, Inc.

1633 Broadway, 38th Floor

New York, New York 10019

Proxy Statement

For the 2025 Annual Meeting of Stockholders

To Be Held on June 30, 2025 at 10:00 a.m. Eastern Time

Our board of directors is soliciting your proxy to vote at the 2025 annual meeting of stockholders of MongoDB, Inc., a Delaware corporation, to be held virtually, via live webcast at *www.virtualshareholdermeeting.com/MDB2025*, originating from New York, New York, on Monday, June 30, 2025, at 10:00 a.m. Eastern Time, and any adjournment or postponement thereof. We believe that hosting a virtual meeting enables participation by more of our stockholders, while lowering the cost of conducting the meeting. Stockholders attending the virtual meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

For the meeting, we have elected to furnish our proxy materials, including this proxy statement and our Annual Report on Form 10-K for the fiscal year ended January 31, 2025 (the "Annual Report"), to our stockholders primarily via the internet. On or about May 20, 2025, we intend to mail to our stockholders a *Notice of Internet Availability of Proxy Materials* (the "Notice") that contains notice of the meeting and instructions on how to access our proxy materials on the internet, how to vote at the meeting and how to request printed copies of the proxy materials. Stockholders may request to receive all future materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. A stockholder's election to receive proxy materials by mail or email will remain in effect until revoked. We encourage stockholders to take advantage of the availability of proxy materials on the internet to help reduce the environmental impact and cost of our annual meeting.

Only stockholders of record at the close of business on May 1, 2025, will be entitled to vote at the meeting. On this record date, there were 81,714,127 shares of common stock outstanding and entitled to vote (the "common stock"). Each holder of common stock will have the right to one vote per share of common stock. A list of stockholders entitled to vote at the meeting will be available for examination during normal business hours by any stockholder for any purpose germane to the meeting for ten days before the meeting at our address above. For instructions on how to attend the virtual annual meeting, please see page 2 of this proxy statement.

In this proxy statement, we refer to MongoDB, Inc. as "MongoDB," "we" or "us" and the board of directors of MongoDB as "our board of directors." The Annual Report, which contains consolidated financial statements as of and for the fiscal year ended January 31, 2025, accompanies this proxy statement. You also may obtain a copy of the Annual Report without charge by writing to our Secretary at 499 Hamilton Ave, Palo Alto, CA 94301, Attention: Secretary.

QUESTIONS AND ANSWERS

About these Proxy Materials and Voting

Why did I receive a notice regarding the availability of proxy materials on the internet?

Pursuant to rules adopted by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials over the internet. Accordingly, we have sent you the Notice because our board of directors is soliciting your proxy to vote at the 2025 annual meeting of stockholders, including at any adjournments or postponements thereof. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Notice. We intend to mail the Notice on or about May 20, 2025 to all stockholders of record entitled to vote at the annual meeting.

How do I attend, participate in and ask questions during the virtual annual meeting online?

We will be hosting the meeting via live webcast only. Any stockholder can attend the virtual annual meeting live online at *www.virtualshareholdermeeting.com/MDB2025*. The meeting will start at 10:00 a.m. Eastern Time on June 30, 2025. Stockholders attending the virtual meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

In order to participate in the meeting, you will need the control number, which is included in the Notice or on your proxy card if you are a stockholder of record of shares of common stock, or included with your voting instruction card and voting instructions received from your broker, bank or other similar organization if you hold your shares of common stock in "street name." Instructions on how to attend and participate online are available at *www.virtualshareholdermeeting.com/MDB2025*. We recommend that you log in a few minutes before 10:00 a.m. Eastern time on June 30, 2025 to ensure you are logged in when the meeting starts. The webcast will open 15 minutes before the start of the meeting.

Only stockholders of record as of the record date for the annual meeting and their proxy holders may submit questions or comments. You will be able to submit your question or comment during the meeting by logging in to *www.virtualshareholdermeeting.com/MDB2025* using your control number and typing your question in the designated box in the annual meeting portal.

To help ensure that we have a productive and efficient meeting, and in fairness to all stockholders in attendance, you will also find posted our rules of conduct for the meeting when you login prior to its start. These rules of conduct will include the following guidelines:

- Only stockholders of record as of the record date for the meeting and their proxy holders may submit questions or comments.
- Questions and comments may be submitted electronically through the annual meeting portal during the meeting.
- Questions must be directed to Dev Ittycheria, MongoDB's President and Chief Executive Officer.
- Include your name and affiliation, if any, when submitting a question or comment.
- Limit your remarks to one brief question or comment that is relevant to the meeting and/or our business.
- Questions may be grouped by topic by our management.
- Questions may also be ruled as out of order if they are, among other things, irrelevant to our business, related to pending or threatened litigation, disorderly, repetitious of statements already made, related to material non-public information about the Company or in furtherance of the speaker's own personal, political or business interests.
- Depending on the number of questions submitted and the time allotted, we may not be able to answer all questions during the Annual Meeting.
- Recording the Annual Meeting is prohibited and all recordings are deemed property of MongoDB.

- If we encounter any technical difficulties and we are unable to proceed with the meeting, MongoDB may adjourn, recess or expedite the meeting, or take such other actions that MongoDB determines are appropriate in light of the circumstances.

- Be respectful of your fellow stockholders and meeting participants.

What if I have technical difficulties or trouble accessing the virtual meeting?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted at *www.virtualshareholdermeeting.com/MDB2025* or at *www.proxyvote.com*. Technical support will be available starting at 9:45 a.m. Eastern Time on June 30, 2025.

Who can vote at the meeting?

Only stockholders of record at the close of business on the record date, May 1, 2025, will be entitled to vote at the meeting. On this record date, there were 81,714,127 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, on May 1, 2025, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, then you are a stockholder of record. As a stockholder of record, you may vote online during the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on May 1, 2025, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the meeting. As a beneficial owner, you have the right to direct your broker or other similar organization regarding how to vote the shares in your account. You are also invited to attend the virtual annual meeting. Since you are not the stockholder of record, you may vote your shares online during the meeting only by following the instructions from your broker, bank or other similar organization.

What am I voting on?

There are five matters scheduled for a vote:

- Proposal 1: Election of three Class II directors, each to serve until our annual meeting of stockholders in 2028;

- Proposal 2: Approval, on a non-binding advisory basis, of the compensation of our named executive officers;

- Proposal 3: Approval, on a non-binding advisory basis, of the frequency of future advisory votes on the compensation of our named executive officers;

- Proposal 4: Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2026; and

- Proposal 5: Approval of an amendment to our charter to limit the liability of certain officers.

What if another matter is properly brought before the meeting?

Our board of directors knows of no other matters that will be presented for consideration at the meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

How do I vote?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote (a) online during the meeting, or (b) in advance of the meeting by proxy through the internet, over the telephone, or by using a proxy card that you may request. Whether or not you plan to attend the meeting, we urge you to vote in advance of the meeting by proxy to ensure your vote is counted. Even if you have submitted a proxy before the meeting, you may still attend online and vote during the meeting. In such case, your previously submitted proxy will be disregarded.

- To vote online during the meeting, follow the provided instructions to join the meeting at *www.virtualshareholdermeeting.com/MDB2025,* starting at 10:00 a.m. Eastern Time on June 30, 2025. The webcast will open 15 minutes before the start of the meeting.

- To vote online before the meeting, go to *www.proxyvote.com*. You will be asked to provide the company number and control number from the Notice or the printed proxy card. Your internet vote must be received by 11:59 p.m., Eastern Time on June 29, 2025 to be counted.

- To vote by telephone before the meeting, call 1-800-690-6903. You will be asked to provide the company number and control number from the Notice or the printed proxy card. Your telephone vote must be received by 11:59 p.m., Eastern Time on June 29, 2025 to be counted.

- To vote by mail before the meeting, simply complete, sign and date the proxy card that you may request and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other similar organization, you should receive a Notice containing voting instructions from that organization rather than from us. Simply follow the voting instructions in the Notice to ensure that your vote is counted. To vote online during the meeting, you must follow the instructions from your broker, bank or other similar organization.

Internet voting is provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your voting instructions. Please be aware that you must bear any costs associated with your internet access.

Can I revoke my vote after submitting my proxy?

Yes. If you are a record holder of shares, you may revoke, subject to the voting deadlines above, your proxy using one of the following ways:

- You may submit another properly completed proxy card with a later date.

- You may grant a subsequent proxy by telephone or through the internet.

- You may send a timely written notice that you are revoking your proxy to our Secretary at 499 Hamilton Ave, Palo Alto, CA 94301, Attention: Secretary.

- You may attend and vote online during the meeting. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other similar organization, you should follow the instructions provided by such party.

What happens if I do not vote?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record and do not vote online during the meeting, or in advance of the meeting through the internet, by telephone or by completing your proxy card, your shares will not be voted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner and do not instruct your broker, bank or other similar organization how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether, pursuant to stock exchange rules, the particular proposal is deemed to be a "routine" matter. Brokers and nominees can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. "Non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation and certain corporate governance proposals, even if management-supported. Accordingly, your broker or nominee may not vote your shares on Proposal 1 or 2 without your instructions. Your broker or nominee may only vote your shares on Proposal 3 (Ratification of Auditors) in the absence of your instruction.

Please instruct your bank, broker or other similar organization to ensure that your vote will be counted.

What are "broker non-votes"?

As discussed above, when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed under stock exchange rules to be "non-routine," the broker or nominee cannot vote the shares. These unvoted shares are counted as "broker non-votes."

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote but do not make specific choices, your shares will be voted in accordance with the recommendations of our board of directors as follows:

- **FOR** the election of each of the nominees for Class II director;

- **FOR** the approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement;

- **FOR** the approval, on a non-binding advisory basis, of a "ONE YEAR" frequency for future non-binding advisory votes to approve the compensation of our named executive officers;

- **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2026; and

- **FOR** the approval of an amendment to our charter to limit the liability of certain officers.

If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his best judgment.

How many votes do I have?

Each holder of common stock will have the right to one vote per share of common stock. Cumulative voting is not permitted with respect to the election of directors.

How many votes are needed to approve each proposal?

- **Proposal 1 - Election of Directors**: Each director is elected by a plurality of the votes of the holders of shares of common stock present at the meeting (by virtual attendance) or represented by proxy and entitled to vote generally on the election of directors. The three nominees for Class II directors that receive the highest number of **FOR** votes will be elected.

- **Proposal 2 - Advisory Vote on the Compensation of our Named Executive Officers**: This proposal, commonly referred to as the "say-on-pay" vote, must receive **FOR** votes from the holders of a majority in voting power of the shares of our common stock present at the meeting (by virtual attendance) or represented by proxy and entitled to vote on the proposal. Since this proposal is an advisory vote, the result will not be binding on our board of directors. However, our board of directors values our stockholders' opinions, and our board of directors and the compensation committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

- **Proposal 3 - Advisory Vote on the Frequency of Future Non-Binding Advisory Votes on the Compensation of our Named Executive Officers**: The proposal, commonly referred to as the "say-on-pay frequency" vote, must receive **FOR** votes from the holders of a majority in voting power of the shares of our common stock present at the meeting (by virtual attendance) or represented by proxy and entitled to vote on the proposal. If no choice receives a majority, then the frequency option that receives the highest number of votes cast is the option that will be deemed approved, on a non-binding basis, by the stockholders. Since this proposal is a non-binding advisory vote, the result will not be binding on our board of directors. However, our board of directors values our stockholders' opinions, and our board of directors and the compensation committee will take into account the outcome of the non-binding advisory vote when considering the frequency of future non-binding advisory "say-on-pay" votes.

- **Proposal 4 - Ratification of Auditors**: The ratification of the selection of our independent registered public accounting firm must receive **FOR** votes from the holders of a majority in voting power of the shares of our common stock present at the meeting (by virtual attendance) or represented by proxy and entitled to vote on the proposal.

- **Proposal 5 - Approval of Charter**: The approval of an amendment to our Charter to limit the liability of certain officers must receive **FOR** votes from the holders of a majority of the outstanding shares of our common stock entitled to vote on the proposal.

How are broker non-votes and abstentions treated?

If your shares of voting common stock are held by a broker on your behalf, and you do not instruct the broker as to how to vote these shares on Proposal 4, the broker may exercise its discretion to vote **FOR** or **AGAINST** that proposal in the absence of your instruction. With respect to Proposal 4, broker non-votes will not be applicable. With respect to Proposals 1, 2, 3 and 5, the broker may not exercise discretion to vote on those proposals. Such event would constitute a "broker non-vote," and these shares will not be counted as having been voted on the applicable proposal. However, broker non-votes will be considered present and entitled to vote at the meeting and will be counted in determining whether or not a quorum is present. Please instruct your broker so your vote can be counted. With respect to Proposals 1, 2 and 3, broker non-votes will have no effect. With respect to Proposal 5, broker non-votes will have the same effect as voting **AGAINST** the proposal.

If stockholders abstain from voting, the applicable shares of voting common stock will be considered present and entitled to vote at the meeting and will be counted in determining whether or not a quorum is present. With respect to Proposal 1, withhold votes will have no effect in determining whether a nominee for director has received sufficient votes. With respect to Proposals 2, 3, 4 and 5, abstentions are considered in determining the number of votes required to obtain the necessary majority vote for the proposal and will have the same effect as voting **AGAINST** the proposal, except that, with respect to Proposal 3, if no choice receives a majority, then abstentions will have no effect on the proposal.

Who counts the votes?

We have engaged Broadridge Financial Solutions ("Broadridge") as our independent agent to tabulate stockholder votes. If you are a stockholder of record, and you choose to vote over the internet (either prior to or during the meeting) or by telephone, Broadridge will access and tabulate your vote electronically, and if you choose to sign and mail your proxy card, your executed proxy card is returned directly to Broadridge for tabulation. As noted above, if you hold your shares through a broker, your broker (or its agent for tabulating votes of shares held in street name, as applicable) returns one proxy card to Broadridge on behalf of all its clients.

Who is paying for this proxy solicitation?

We will pay for the cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid additional compensation for soliciting proxies. We may reimburse brokers, banks and other organizations for the cost of forwarding proxy materials to beneficial owners. We engaged Alliance Advisors to assist us with our shareholder engagement process, and we may pay them an estimated fee of $29,800, plus reasonable out-of-pocket expenses if they assist us in soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the instructions on the Notices to ensure that all your shares are voted.

When are stockholder proposals and director nominations due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal or nomination must (i) satisfy conditions set forth in SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials and (ii) be submitted in writing by January 20, 2026, to our Secretary at 499 Hamilton Ave, Palo Alto, CA 94301, Attention: Secretary; provided that, if the date of next year's meeting is earlier than May 31, 2026, or later than July 30, 2026, the deadline will be a reasonable time before we begin to print and send our proxy materials for next year's meeting. If you wish to nominate a director or submit a proposal that you do not desire to be included in next year's proxy materials, in accordance with our bylaws, you must do so between March 2, 2026 and April 1, 2026; provided that if the date of that annual meeting of stockholders is earlier than May 31, 2026 or later than July 30, 2026, you must give the required notice not earlier than the 120th day prior to the meeting date and not later than the 90th day prior to the meeting date or, if later, the 10th day following the day on which public disclosure of that meeting date is first made.

We advise you to review our amended and restated bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding a majority of the aggregate voting power of the outstanding shares of common stock entitled to vote at the meeting are present at the meeting (by virtual attendance) or represented by proxy.

Instructions to "withhold" authority to vote in the election of directors, abstentions and broker non-votes will be counted as present for determining whether the quorum requirement has been met. If there is no quorum, the holders of a majority of the aggregate voting power of shares of common stock present at the meeting (by virtual attendance) or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

We expect that preliminary voting results will be announced during the meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the meeting.

What does it mean if multiple members of my household are stockholders but we only received one Notice or full set of proxy materials in the mail?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. In accordance with a prior notice sent to certain brokers, banks, dealers or other agents, we are sending only one Notice or full set of proxy materials to those addresses with multiple stockholders, unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," allows us to satisfy the requirements for delivering Notices or proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of these documents. Householding helps to reduce our printing and postage costs, reduces the amount of mail you receive and helps to preserve the environment. If you currently receive multiple copies of the Notice or proxy materials at your address and would like to request "householding" of your communications, please contact your broker. Once you have elected "householding" of your communications, "householding" will continue until you are notified otherwise or until you revoke your consent.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors. Our board of directors is responsible for advancing the interests of our stockholders by providing advice and oversight of the strategic and operational direction of MongoDB, overseeing the governance of MongoDB and reviewing our business initiatives and budget matters. To do this effectively, we have established clear and specific Corporate Governance Guidelines for our board of directors that, along with committee charters and our Code of Business Conduct and Ethics, provide the framework for the governance of MongoDB.

Corporate Governance Highlights

We believe that good corporate governance promotes the long-term interests of our stockholders, strengthens board and management accountability and leads to better business performance. To achieve these benefits, we maintain the following strong corporate governance practices:

- 100% independent board committee members;

- nine out of ten current directors are independent under the applicable rules and regulations of the SEC and the listing requirements and rules of the Nasdaq;

- separate Chairperson and Chief Executive Officer;

- board risk oversight;

- stock ownership guidelines for our executive officers and non-employee directors;

- clawback policies;

- annual board and committee evaluations;

- code of business conduct and ethics for our board of directors, officers and employees;

- insider trading policy containing hedging and pledging prohibitions;

- annual say-on-pay vote;

- no excessive tax gross ups and limited executive perquisites; and

- during our fiscal year 2025, our board of directors attended greater than 75% of meetings of the board of directors and committees of which he or she was a member, except for Mr. McMahon who ceased to serve as a member of our board of directors at the end of his term as a director, effective as of the date of the 2024 annual meeting of stockholders.

Director Independence

Our common stock is listed on the Nasdaq Global Market (the "Nasdaq"). Under the listing requirements and rules of the Nasdaq, independent directors must comprise a majority of our board of directors.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Our board of directors has determined that Mses. Agrawal, Cochran and Lewnes, and Messrs. Botha, D'Souza, Hazard, Killalea and Merriman do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the Nasdaq. Mr. McMahon ceased to serve as a member of our board of directors at the end of his term as a director, effective as of the date of the 2024 annual meeting of stockholders.

Our board has also determined that Mr. Ittycheria is not independent due to his position as an executive officer of MongoDB.

Accordingly, a majority of our directors are independent, as required under applicable Nasdaq rules. In making this determination, our board of directors considered the applicable Nasdaq rules and the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including their beneficial ownership of our common stock.

Board Leadership

According to our Corporate Governance Guidelines, it is expected that the roles of Chairperson and Chief Executive Officer are separate and will not be occupied by the same person. Mr. Killalea currently serves as Chairperson of our board of directors. The Chairperson of our board of directors has the following responsibilities:

- work with the President and Chief Executive Officer to develop and approve an appropriate meeting schedule for our board of directors;

- work with the President and Chief Executive Officer to develop and approve meeting agendas for our board of directors;

- provide the President and Chief Executive Officer feedback on the quality, quantity and timeliness of the information provided to our board of directors;

- develop the agenda and moderate executive sessions of the independent members of our board of directors;

- preside over meetings of our board of directors when the President and Chief Executive Officer is not present or when our board of directors' or President and Chief Executive Officer's performance is discussed;

- act as principal liaison between the independent members of our board of directors and the President and Chief Executive Officer;

- convene meetings of the independent directors as appropriate;

- be available for consultation and direct communication with stockholders as deemed appropriate; and

- perform other duties as our board of directors may determine from time to time.

Our board of directors believes that the current board leadership structure, coupled with a strong emphasis on board independence, provides effective independent oversight of management while allowing the board of directors and management to benefit from the extensive executive leadership and operational experience of Mr. Ittycheria. Non-employee directors and management sometimes have different perspectives and roles in strategy development. Our non-employee directors bring experience, oversight and expertise from outside of our company, while Mr. Ittycheria brings company-specific experience and expertise.

The board of directors also believes its approach to risk oversight, as more fully discussed below in "Risk Oversight," helps ensure that the board of directors is able to effectively perform its risk oversight responsibilities under various leadership structures.

To further promote strong board leadership and corporate governance, we conduct annual self-evaluations of our board of directors and committees, which are overseen by our nominating and corporate governance committee. Our nominating and corporate governance committee also oversees a self-assessment of each individual director whose term of office ends in any given year prior to nominating such director for re-election.

Risk Oversight

Board of Directors Risk Oversight

Our board of directors is responsible for, and committed to, the oversight of our long-term strategic plan and significant enterprise-wide risks. In carrying out this responsibility, our board of directors applies an enterprise-wide approach to risk management. This approach is designed to support organizational objectives, such as short- and long-term strategic objectives and enhancement of stockholder value. A fundamental part of risk management is not only understanding the most significant risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for a given company. The involvement of our full board of directors in reviewing our business is an integral aspect of its assessment of management's tolerance for risk and also its determination of what constitutes an appropriate level of risk.

In connection with its reviews of the operations of our business, our board of directors addresses the primary risks associated with our business including, for example, strategic planning, liquidity risk, organizational risk and operational risk. Our board of directors appreciates the evolving nature of our business and industry and is actively involved with monitoring new threats and risks as they emerge.

Committee Risk Oversight

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. Our board of directors may establish other standing committees to facilitate the management of our business. For example, in May 2024, following our nominating and corporate governance committee's recommendation, our board of directors established a standing security committee dedicated to the oversight of cyber security and physical security.

Our board of directors regularly reviews information regarding our operational, financial, legal, data security and strategic risks. Additionally, senior risk management personnel attend quarterly meetings of our board of directors, provide presentations on operations including significant risks, and are available to address any questions or concerns raised by our board of directors.

In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and mitigate these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our audit committee further oversees initiatives related to our Enterprise Risk Management program. In addition, among other matters, management provides our audit committee periodic reports on our compliance programs and investment policy and practices.

Our security committee is responsible for ensuring that management has processes in place designed to identify and assess both cybersecurity and physical security risks to which we are exposed and to implement processes and programs designed to manage security risks, including mitigation and remediation of security threats and incidents. The security committee also oversees and assesses adequacy of our business continuity systems in protecting us against physical security or cybersecurity threats, as well as the development and monitoring the integrity of our information systems and controls to ensure compliance with applicable laws and regulations.

Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. The compensation committee also oversees risks relating to the recruiting and retention of our executive officers and our broader compensation philosophy.

Our nominating and corporate governance committee monitors the effectiveness of our Corporate Governance Guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. The nominating and corporate governance committee also assists the board of directors in monitoring our governance and board of directors' succession risks.

At periodic meetings of our board of directors and its committees, management reports to and seeks guidance from our board and its committees with respect to the most significant risks that could affect our business, such as competition risks, legal risks, information security and privacy risks, and financial, tax and audit related risks.

Cybersecurity Risk Oversight

The board of directors and security committee appreciate the rapidly evolving nature of threats presented by cybersecurity incidents and are committed to the prevention, timely detection and mitigation of the effects of such incidents on MongoDB. Accordingly, the security committee receives regular updates on cybersecurity and physical security threats to our business and mitigation processes.

On a quarterly basis, the security committee meets with our Chief Information Security Officer, ("CISO"), and other senior executives to perform more in-depth reviews of our cybersecurity programs, as well as relevant cybersecurity risks and mitigation strategies. Ahead of each such quarterly meeting, management, including the CISO and our information security team, prepares and provides cybersecurity reports that cover, among other topics, developments in cybersecurity and updates to our cybersecurity programs and mitigation strategies, legislative developments affecting our information security program, and notable security incidents and investigations. The security committee subsequently reports material cybersecurity matters to our full board of directors. In addition, our management follows a risk-based escalation process to notify the security committee outside of the regular reporting cycle when they identify an emerging cybersecurity risk.

To date, we have not experienced a cybersecurity event that had a material impact on our financial performance or operations.

Enterprise Risk Management Program Oversight

The scope of our Enterprise Risk Management ("ERM") program includes the assessment and management of a broad range of our compliance, strategic, operational and financial risks. Throughout the year, members of a cross-functional team within the company conduct risk data collection, surveys, and interviews of company experts, leaders, and specialists. Together with the internal audit team, identified risks are then analyzed, categorized by topic (compliance, strategic, operational, reputational or financial) and timeframe (existing or emerging) and reported to management. For certain key risks, management action plans, whether current or planned, to mitigate identified risks are evaluated and updated as necessary. Quarterly, management presents and discusses the key risks identified in the ERM process with the audit committee, soliciting input from our directors on the steps taken to mitigate risks and plans for additional mitigation in the quarter ahead.

Board Meeting Attendance

Our board of directors meets periodically during the year to review significant developments affecting us and to act on matters requiring the approval of our board of directors. Our board of directors met five times during our last fiscal year, and each of our current directors attended greater than 75% of the aggregate number of meetings of the board of directors and of the committees on which he or she served, held during the portion of the last fiscal year for which he or she was a director or committee member, except for Mr. McMahon who ceased serving as a member of our board of directors effective June 25, 2024. We encourage our directors and nominees for director to attend our annual meeting of stockholders. All of our directors attended our 2024 annual meeting of stockholders, excluding Mr. McMahon who ceased serving as a member of our board of directors effective June 25, 2024.

Board Committees

Our board of directors has established an audit committee, a compensation committee, a security committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. Copies of the charters of each committee are available in the "Corporate Governance" section of our investor relations website at *investors.mongodb.com.*

Committee Membership as of May 8, 2025

Name	Audit	Compensation	Nominating and Corporate Governance	Security
Archana Agrawal		✓		
Roelof Botha	✓			
Hope Cochran	♟			
Francisco D'Souza		♟	✓	
Charles M. Hazard, Jr.	✓		♟	✓
Dev Ittycheria				
Tom Killalea		✓	✓	♟
Ann Lewnes		✓		✓
Dwight Merriman				✓
Number of FY2025 Meetings	**7**	**5**	**4**	**3**

 Chairperson

✓ Member

Audit Committee

Our audit committee consists of Ms. Cochran and Messrs. Botha and Hazard. The chair of our audit committee is Ms. Cochran. Our board of directors has determined that Ms. Cochran and Messrs. Botha and Hazard are independent under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. Our board of directors has determined that each of Ms. Cochran and Messrs. Botha and Hazard is an "audit committee financial expert" within the meaning of SEC regulations. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member's scope of experience and the nature of their employment in the corporate finance sector. The audit committee meets at least quarterly and with greater frequency as necessary. The audit committee may also act by unanimous written consent in lieu of a formal meeting from time to time. The agenda for each meeting is usually developed by the chairperson of the audit committee, in consultation with management.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

- helping our board of directors oversee our corporate accounting and financial reporting processes, systems of internal control and financial statement audits;

- managing the selection, engagement terms, fees, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- overseeing the organization and performance of our internal audit function;

- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

- developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviewing our policies on risk assessment and risk management;

- reviewing related party transactions;

- overseeing and reviewing relevant elements of our enterprise risk management program;

- coordinating with other committees of the board of directors to oversee environmental, social and governance ("ESG") matters, including required reports or disclosures related to ESG matters;

- obtaining and reviewing a report by the independent registered public accounting firm, at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

- approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Mses. Agrawal and Lewnes and Messrs. D'Souza and Killalea. The chair of our compensation committee is Mr. D'Souza. Mr. McMahon ceased serving as a member of the compensation committee at the end of his term as director as of the date of the 2024 annual meeting of stockholders.

Our board of directors has determined that Mses. Agrawal and Lewnes and Messrs. D'Souza and Killalea are independent under Nasdaq listing standards and are "non-employee directors" as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of the compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee include:

- reviewing and approving corporate performance goals and objectives for our Chief Executive Officer and other executive officers, taking into account the policies of the compensation committee;

- reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives, to determine if such compensation policies and practices are reasonably likely to have a material adverse effect on us;

- reviewing and discussing with management our compensation disclosures in the section titled "Compensation Discussion and Analysis" of this proxy statement;

- reviewing and approving or recommending that our board of directors approve, the compensatory arrangements of our executive officers and other senior management;

- reviewing and recommending to our board of directors the compensation of our directors;

- reviewing the implementation and effectiveness of our human capital strategies, initiatives and programs relating to our culture, talent, recruitment, retention, employee engagement, and employee diversity, equity and inclusion efforts;

- coordinating with other committees of the board of directors to oversee ESG matters, including required reports or disclosures related to ESG matters;

- adopting, amending, terminating and administering incentive compensation and stock and equity incentive plans and other benefit programs; and

- reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Under its charter, the compensation committee may form, and delegate authority to, subcommittees as appropriate.

Compensation Committee Processes and Procedures

The compensation committee meets at least quarterly and with greater frequency as necessary. The compensation committee may also act by unanimous written consent in lieu of a formal meeting from time to time. The agenda for each meeting is usually developed by the chairperson of the compensation committee, in consultation with management. The compensation committee may also meet in executive session on an ad hoc basis. From time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the compensation committee to make presentations, to provide financial or other background information or advice, or to otherwise participate in compensation committee meetings. Our President and Chief Executive Officer may not participate in, or be present during, any deliberations or determinations of the compensation committee regarding his compensation.

The charter of the compensation committee grants the compensation committee full access to all books, records, facilities and personnel of MongoDB. In addition, under the charter, the compensation committee has the authority to obtain, at the expense of MongoDB, advice and assistance from compensation consultants and internal and external legal, accounting or other advisors and other external resources that the compensation committee considers necessary or appropriate in the performance of its duties. The compensation committee has direct responsibility for the oversight of the work of any consultants or advisers engaged for the purpose of advising the compensation committee. In particular, the compensation committee has the sole authority to retain, in its sole discretion, compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms. Under the charter, the compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the compensation committee, other than in-house legal counsel and certain other types of advisers, only after taking into consideration certain factors prescribed by the SEC and the Nasdaq, that bear upon the adviser's independence; however, there is no requirement that any adviser be independent.

Historically, the compensation committee has determined most bonus awards and established performance metrics at one or more meetings held during the first quarter of the year and has made adjustments to annual equity and non-equity compensation periodically, as events warrant. The compensation committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of MongoDB's compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, periodically throughout the year.

Compensation Committee Interlocks and Insider Participation

None of Mses. Agrawal and Lewnes or Messrs. D'Souza or Killalea, the members of the compensation committee, is currently one of our officers or employees or has at any time been one of our officers or employees or has had any relationship requiring disclosure under Item 404 of Regulations S-K. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. D'Souza, Hazard and Killalea. The chair of our nominating and corporate governance committee is Mr. Hazard. Each member of the nominating and corporate governance committee is independent, is a non-employee director and is free from any relationship that would interfere with the exercise of his independent judgment, as determined by the board of directors in accordance with the applicable Nasdaq listing standards. The nominating and corporate governance committee meets at least quarterly and with greater frequency as necessary. The nominating and corporate governance committee may also act by unanimous written consent in lieu of a formal meeting from time to time. The agenda for each meeting is usually developed by the chairperson of the nominating and corporate governance committee, in consultation with management.

Specific responsibilities of our nominating and corporate governance committee include:

- identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

- reviewing the performance of our board of directors, including committees of the board of directors;

- considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

- coordinating with other committees of the board of directors to oversee ESG matters, including required reports or disclosures related to ESG matters;

- instituting plans or programs for the continuing education of directors and orientation of new directors; and

- developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee believes that candidates for director should have certain minimum qualifications, including the highest personal integrity and ethics and the ability to read and understand basic financial statements. Our nominating and corporate governance committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the company, demonstrating excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of MongoDB's stockholders. These minimum qualifications may be modified from time to time. The committee typically considers potential conflicts of interest, director independence, background, age, skills and such other factors as it deems appropriate, given the current needs of our board of directors and the company, to maintain a balance of knowledge, experience and capability.

In considering potential director nominations, the committee takes into account the current composition of our board of directors, the operating requirements of the company and the long-term interests of stockholders. In the case of incumbent directors whose terms of office are set to expire, our nominating and corporate governance committee will review directors' prior service to MongoDB, including the number of meetings attended, level of participation, quality of performance and any relationships and transactions that might impair the directors' independence. In the case of new director candidates, our nominating and corporate governance committee also evaluates whether the nominee is independent for Nasdaq purposes, based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. Our nominating and corporate governance committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of our board of directors. Our nominating and corporate governance committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to our board of directors.

The nominating and corporate governance committee may use any methods it deems appropriate for identifying candidates for board membership, including recommendations from current board members, outside search firms and stockholders. Where outside search firms are utilized, they assist the committee in both identifying and evaluating potential nominees.

Our nominating and corporate governance committee will consider stockholder recommendations of director candidates and will review the qualifications of any such candidate in accordance with the criteria described in the preceding paragraphs. Stockholders who wish to recommend individuals for consideration by our nominating and corporate governance committee to become nominees for election to our board of directors should do so by delivering a written recommendation to our Secretary at 499 Hamilton Ave, Palo Alto, CA 94301 at least 120 days prior to the anniversary date of the mailing of our proxy statement for the last annual meeting of stockholders.

Stockholders may nominate directors by submitting names and other information required by applicable law and our amended and restated bylaws. Each submission must include, among other things, the name, age, business address and residence address of the proposed candidate, the principal occupation or employment of the proposed candidate, details of the proposed candidate's ownership of MongoDB's common stock, a description of the proposed candidate's business experience for at least the last five years, and a description of the proposed candidate's qualifications as a director. Any such submission must be accompanied by the written consent of the proposed candidate to be named as a nominee and to serve as a director if elected. If you wish to nominate a director that you do not desire to be included in next year's proxy materials, in accordance with our bylaws, you must do so between March 2, 2026 and April 1, 2026; provided that if the date of that annual meeting of stockholders is earlier than May 31, 2026 or later than July 30, 2026, you must give the required notice not earlier than the 120th day prior to the meeting date and not later than the 90th day prior to the meeting date or, if later, the 10th day following the day on which public disclosure of that meeting date is first made.

If, rather than submitting a candidate to the nominating and corporate governance committee for consideration, you wish to formally nominate a director at next year's meeting pursuant to proxy materials that you will prepare and file with the SEC, please see the deadline described in "When are stockholder proposals and director nominations due for next year's annual meeting?" above. You should refer to our amended and restated bylaws for a complete description of the required procedures for nominating a candidate to our board of directors.

Security Committee

Our security committee consists of Messrs. Killalea, Hazard, Merriman and Ms. Lewnes. The chair of our security committee is Mr. Killalea. Each member of the security committee is independent, is a non-employee director and is free from any relationship that would interfere with the exercise of his independent judgment, as determined by the board of directors in accordance with the applicable Nasdaq listing standards. The security committee meets at least quarterly and with greater frequency as necessary. The security committee may also act by unanimous written consent in lieu of a formal meeting from time to time. The agenda for each meeting is usually developed by the chairperson of the security committee, in consultation with management.

Specific responsibilities of our security committee include:

- reviewing with management, at least annually, our assessment of risks related to physical security and cybersecurity threats and our management and mitigation of physical security threats, physical security incidents, cybersecurity threats and cybersecurity incidents;

- reviewing with management any major physical security and cybersecurity incidents that have occurred and steps that have been taken to mitigate against reoccurrence;

- evaluating the effectiveness of our risk management and data security programs measured against our cybersecurity threat landscape, including the following program components: cybersecurity risk monitoring, effectiveness testing, integrity of information security systems and controls and adequacy of resources, security awareness training and cybersecurity insurance coverage;

- reviewing and discussing with management the regulations, as well as key legislative and regulatory developments, that could materially impact our cybersecurity risk exposure;

- evaluating the integrity of our information systems, processes, policies and controls to ensure compliance;

- assessing the effectiveness of our business continuity plan and cybersecurity incident response plan, including disclosure, investigation, remediation and post-incident security measures;

- reviewing and assessing our physical security and cybersecurity risk systems against industry benchmarks and best practices, and make recommendations on enhancements; and

- reviewing our information security planning and resources to manage changes in our cybersecurity threat landscape and assessing the potential impact of cybersecurity risk on our business, operations and reputation.

Board Skills Matrix

Our board of directors is comprised of a diverse group of highly qualified leaders in their respective fields. All of our directors have senior leadership experience at large public and private companies and have significant and diverse management experience. We believe the skills, qualities, attributes, experience and diversity of our directors provide us with a range of perspectives to effectively represent the best interests of our stockholders. The chart below summarizes our directors' strengths.

Board Skills Matrix (as of May 8, 2025)							
Name	Technology	Cybersecurity, Information Security or Privacy	Global Sales, Markets or Operations	Senior Leadership	Public Company Boards	Risk Management	Finance or Accounting
Archana Agrawal	✓		✓	✓	✓		
Roelof Botha	✓			✓	✓	✓	✓
Hope Cochran	✓	✓		✓	✓	✓	✓
Francisco D'Souza	✓			✓	✓		
Charles M. Hazard	✓	✓		✓			✓
Dev Ittycheria	✓			✓	✓		✓
Tom Killalea	✓	✓		✓	✓	✓	
Ann Lewnes	✓		✓	✓	✓		
Dwight Merriman	✓	✓		✓			

Transactions With Related Persons

The following is a summary of transactions, since the beginning of our last fiscal year, to which we have been a participant, in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers or holders of more than five percent (5%) of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Related Person Transaction Policy

We have adopted a policy that our executive officers, directors, holders of more than five percent (5%) of our common stock, any member of the immediate family and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-person transaction with us without the consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction, arrangement, relationship or series of similar transactions, arrangements or relationships, in which the aggregate amount involved exceeds or is expected to exceed $120,000 and any related person had, has or will have a direct or indirect material interest must be presented to our audit committee for review, consideration and approval or ratification. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, (a) the risks, costs and benefits to MongoDB, (b) the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. There were no related person transactions in fiscal year 2025.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. We plan to disclose any future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website. Our board of directors has also adopted Corporate Governance Guidelines that establish the corporate governance policies pursuant to which our board of directors conducts its oversight of the business of MongoDB in accordance with its fiduciary responsibilities. Our Code of Business Conduct and Ethics, applicable amendments thereto and waivers thereof, and our Corporate Governance Guidelines are available in the "Corporate Governance" section of our investor relations website at *investors.mongodb.com.*

Communications with our Board of Directors

Stockholders or interested parties who wish to communicate with our board of directors or with an individual director may do so by mail to our board of directors or the individual director, care of our Secretary at 499 Hamilton Ave, Palo Alto, CA 94301, Attention: Secretary. The communication should indicate that it contains a stockholder or interested party communication. All such communications, if appropriate, will be forwarded to the director or directors to whom the communications are addressed. For example, we will generally not forward a communication that is primarily commercial in nature, is improper or irrelevant, or is a request for general information about MongoDB.

ESG Highlights

Oversight

As we continue to innovate and grow, we also aim to ensure that our success is sustainable. While our management is responsible for developing our overall strategic plan, our board of directors retains oversight authority and has an enterprise-wide approach to environmental, social and governance ("ESG") and risk management, designed to support the achievement of organizational objectives, including strategic objectives, improving long-term organizational performance, and enhancing stockholder value.

To further advance ESG at MongoDB, we established in fiscal year 2024 a new ESG structure with the creation of the ESG Steering Committee, the ESG Operating Group and the ESG Working Group. The ESG Steering Committee, led by our General Counsel as the executive sponsor, is comprised of senior level, subject-matter experts in relevant disciplines across our organization such as human resources, engineering, communications, finance, sustainability, investor relations, legal, cybersecurity, and employee experience.

Oversight	Board of Directors & Board Committees	Oversee the implementation of our mission, vision, and values across all aspects of our Company. Review significant ESG goals, risks, opportunities, achievements, and strategy, including climate, sustainability, employee health and safety and human capital management
Management	Executive Team	Integrates ESG into the overall business strategy and risk management process. Collaborates with the board to implement ESG strategies, monitor performance, and ensure alignment with MongoDB's overall strategic goals.
	ESG Steering Committee	Strategizes and advises the Executive Team on sustainability initiatives and collaborative efforts on key areas of focus. Measures progress through quarterly updates from our General Counsel and other members of the ESG Steering Committee.
Implementation	ESG Operating Group	Executes strategic initiatives supporting the Company's focus on ESG-related issues. Responsible for the day-to-day progress of ESG initiatives developed by the ESG Working Group.
	ESG Working Group	Maintains enterprise sustainability and ESG strategies through consistent monitoring of MongoDB initiatives, developments in regulations, reporting standards and stakeholder feedback.

For more details regarding our ESG initiatives, we encourage you to read our 2024 ESG Report, which can be found on our website at: https://www.mongodb.com/company/sustainability/esg/fy24. Nothing on our website, including the 2024 ESG Report or sections thereof, shall be deemed incorporated by reference into this proxy statement or any other filing with the SEC.

Sustainability Framework

We believe that corporate governance and responsibility help advance the long-term interests of our company and stockholders. As a part of its primary duty to oversee corporate strategy, our board of directors also oversees how environmental and social issues may impact the long-term interests of stockholders and stakeholders. We champion the idea that corporate responsibility is part of every employee's job, as we believe that achieving operational excellence is intrinsically tied to how responsibly we run our business.

Our ESG strategy and reporting are informed by analysis of:

- our current stockholder base, as well as prospective investors, to identify key sustainability issues emphasized by our stockholders;

- internal feedback from employees to help determine which sustainability topics have the greatest impact on our business;

- feedback from customers, suppliers and partners to identify market or industry trends;

- our research to identify sustainability policies, principles and practices of our peer companies and the best disclosure practices related to each; and

- key factors evaluated by the most influential rating agencies issuing ESG scores.

Human Capital Management

We believe that our employees and the culture we have established are critically important to our success. To continue to compete and succeed in our highly competitive and rapidly evolving market, it is imperative that we attract, develop and retain top talent. To support these objectives, we strive to be an employer of choice in our industry by continuing to invest in our company culture as defined by our values, offer competitive compensation and benefits, support the health and well-being of our employees, and create an environment that supports high performance and growth for all our employees.

As of January 31, 2025, we had a total of 5,558 employees, including 2,819 employees located outside the United States. We are subject to laws and regulations relating to our relationship with our employees. Generally, these laws and regulations are specific to the location of our business and we engage with legally recognized employee representative bodies in these locations as required. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Our Culture

We believe our culture is critical to our success and has delivered tangible financial and operational benefits for our customers, our employees and our stockholders. Our culture is grounded in the MongoDB Leadership Commitment framework which states that: "all employees at MongoDB are keepers of our culture and expected to do three things. To be successful, we must deliver the right outcomes for our customers (what we do), live our values in everything we do (why we do it), and engage with each other as leaders (how we do it)."

Company Values

- **Think Big, Go Far.** We are big dreamers with a passion for creativity. We eagerly pursue new opportunities and markets through innovation and disruption. We have a pioneering spirit—always ready to forge new paths and take smart risks.

- **Make It Matter.** We are relentless in our pursuit of meaningful impact. We think strategically and are clear on what we are and are not trying to do. We accomplish an amazing amount of important work and we are obsessed with delivering on our commitments.

- **Embrace the Power of Differences.** We commit to creating a culture of belonging, where people of different origins, backgrounds and experiences feel valued and heard. This is cultivated by learning from and respecting each other's similarities and differences. We approach conversations with positive intent and believe that others value the perspective we bring to the table. We recognize that a diverse workforce is the best way to broaden our perspectives, foster innovation and enable a sustainable competitive advantage.

- **Build Together.** We achieve amazing things by connecting and leveraging the diversity of perspectives, skills, experiences and backgrounds of our entire organization. We place the interests of the company over any individual or team. We discuss things thoroughly, but prioritize commitment over consensus.

- **Be Intellectually Honest.** We embrace reality. We apply high-quality thinking and rigor and operate with transparency. We have courage in our convictions but work hard to ensure biases or personal beliefs do not get in the way of finding the best solution.

- **Own What You Do.** We take ownership and are accountable for everything that we do. We empower and we are empowered to make things happen and balance independence with interdependence. We demand excellence from ourselves. We each play our own part in making MongoDB a great place to work.

We are continuing to embed the MongoDB Leadership Commitment, and therefore our values, into all aspects of the employee lifecycle from recruiting to performance management to leadership development and more to build a high performance and inclusive culture.

Talent & Leadership Development

Promoting the professional growth and development of our talent is a priority for us to ensure retention, engagement and ultimately better business outcomes, especially as we navigate the challenges of scaling in a competitive business environment. Development at MongoDB happens largely on the job - as a growing company, we add and expand roles frequently, offering employees the opportunity to take on new challenges and the ability to learn and grow. In addition to our ongoing delivery of professional and technical skill growth, we focus on two key levers for developing our talent. First, we are committed to developing talent using our performance and growth framework, which equips managers and employees to deliver great results through continuous feedback and semi-annual employee performance and growth conversations, that include employee self-reflections and development plans. Second, we are focused on leadership development at all levels at MongoDB through both structured and customized programming for managers at all levels. This includes training programs and coaching services. All our leadership development content is anchored in the MongoDB Leadership Principles, which describe what good leadership at MongoDB looks like.

Compensation and Benefits

We provide competitive compensation and benefits for our employees globally. We continue to evolve our compensation programs to maintain competitive alignment with market practices while ensuring all pay decisions are driven by performance. Our compensation package may include base salary, commission or semi-annual bonuses and long-term equity awards. Where the market indicates, equity compensation continues to be an important tool to attract and retain talent. Employees in equity-eligible roles receive a new hire award at the time of hire and an annual performance-related refresh thereafter. To foster a strong sense of ownership and align our employees' interests with our long-term success, we offer all full-time employees globally the opportunity to participate in an employee stock purchase plan.

In addition to cash and equity compensation, we offer employees a wide array of benefits designed to be aligned with local reward practices and to be competitive with those offered by companies that we compete with for talent. In the United States, these include health insurance (medical, dental and vision), paid time off, retirement benefits and additional resources to support employees' overall well-being. While the philosophy around our benefits is the same worldwide, specific benefits may vary by country due to local regulations and preferences.

Finally, we are committed to pay equity, regardless of gender, ethnicity or other personal characteristics. To deliver on that commitment, we benchmark and set pay ranges based on market data and consider factors such as an employee's role and experience, job location and performance. In addition, to reduce the risk of bias and help ensure consistent pay practices, we use a third-party tool to conduct annual pay parity checks.

Our three-year average annual burn rate from fiscal year 2023 through fiscal year 2025 has been 3.23%, compared to our three-year average annual burn rate of 3.17% from fiscal year 2022 through fiscal year 2024, and well below the evergreen share replenishment factor of 5.0% of common shares outstanding. We determine our "burn rate" by dividing equity awards granted during the fiscal year by the weighted average number of shares outstanding over such fiscal year.

Health, Safety and Well-Being

We believe the health, safety and well-being of our employees are vital to our success. We have introduced guidelines, regular reviews and training, which reflect our commitment to both the physical and psychological health and well-being of our employees. As part of this commitment, we recognize our responsibility to provide a safe and healthy work environment for all employees, contractors, customers and visitors.

We have a hybrid approach to working which we introduced in 2021 during the Covid-19 pandemic. Our four working models - in office, flexible, remote and customer-facing remote - help ensure that we are meeting business needs while also offering employees flexibility. We gather feedback regularly from employees, assessing workplace safety and operational effectiveness, and seeking opportunities to enhance the overall experience for our hybrid workforce globally. We offer training for our people managers and employees on how to thrive in a global, hybrid work environment, and how to ensure collaboration and social interaction. We have several hub offices and a network of satellite offices in locations around the world and continue to introduce new workplace initiatives to enhance the employee experience.

As it relates to employee well-being, we offer a range of benefits under our four pillars of well-being:

- **Physical well-being.** We offer our employees access to comprehensive and competitive medical coverage in local markets, often covering the employee and dependent premiums. Our plans often include dental, optical, maternity, hospitalization and outpatient care, among other coverages, as well as comprehensive travel medical coverage while they travel for work assignments. To promote healthy lifestyles, we also offer employees access to highly subsidized or discounted monthly gym and exercise class memberships.

- **Financial well-being.** We believe that financial security is an enabler of creativity and productivity, which is why we offer retirement saving options for our employees, as well as benefits such as life insurance, disability insurance, critical illness and accident coverage.

- **Emotional well-being.** Our employees and their families have 24-hour access to our Employee Assistance Program ("EAP"). Our EAP offers confidential guidance on matters such as family support, mental health and legal assistance. Through local partners, employees have access to free counseling and coaching sessions. Globally we also have a team of mental Health First Aiders, who are trained to be a point of contact for any of our employees experiencing emotional distress. In addition, all employees receive a complimentary subscription to a meditation app, which provides hundreds of themed meditation sessions on everything from sleep to focus to reducing stress.

- **Family well-being.** We provide global fertility benefits to our employees and their partners, including fertility care, adoption and surrogacy assistance and unlimited access to 1:1 guidance with certified practitioners. In the United States and some of our bigger geographies, we also offer backup childcare support. We feel strongly that parents should be able to share the responsibilities of caregiving and our parental leave policy gives all new parents at least 20 weeks of paid leave. Globally, our employees also have access to personalized guidance to parents and caregivers, offering a full spectrum of family support for those with children of all ages.

Employee Engagement

We conduct anonymous engagement surveys regularly to help us understand the employee experience, identify areas of strength and development opportunities among teams, measure the effectiveness of our people and culture initiatives and understand employee's sentiments on management. These surveys are managed by a third-party vendor to encourage candor. The results are reviewed by senior management, who analyze areas of progress or deterioration and work with their teams to determine actionable steps based on survey results. The results also drive organization-wide focus areas and commitments focused on leadership, culture and inclusion.

Environmental Initiatives

At MongoDB, we strive to conserve natural resources and practice good environmental stewardship. We recognize our responsibility to assess our impact on the environment and mitigate any negative effects, including, when necessary, restoring and offsetting any harm. We believe that environmentally responsible operating practices will serve to benefit stockholders, partners, customers and employees alike. We strive to incorporate sustainability into our business wherever possible, from product development to office selection. We continue to look for and adopt new ways in which we can positively address sustainability challenges.

We are also committed to transparent disclosure of our sustainability practices. In our 2024 ESG Report, we disclosed our carbon footprint and announced our commitment to achieve net-zero carbon by 2030. We aim to reduce our entire carbon footprint as much as possible and offset the remainder with high quality carbon removal credits. We are also committed to being 100% powered by renewables by 2026. This first target entails reducing our Scope 2 electricity emissions to zero through thoughtful sourcing of Renewable Energy Credits or on-site renewables.

Actions demonstrating our commitment to advancing sustainability include:

- Conducting climate scenario analysis and updating our transition plan to align with evolving climate risks and opportunities.

- Developing an ESG strategy to ensure a structured approach to sustainability initiatives and disclosures over the long-term.

- Formalizing our ESG policy to showcase our commitments and expectations across key environmental, social, and governance topics.

- Entering into two Virtual Power Purchase Agreements to add renewable energy to the grid.

- Expanding our efforts to reduce energy consumption by exclusively using LEDs and implementing measures to lower office technology energy use when not in operation.

- Updating our Sustainable Procurement Policy to reinforce ESG priorities throughout our value chain.

- Expanding low-carbon regions in Atlas to support customers in reducing their carbon footprints.

PROPOSAL 1 – ELECTION OF DIRECTORS

Our board of directors is divided into three classes. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of the election until the third annual meeting following the election. Any directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of MongoDB.

Our board of directors currently consists of ten members divided into the three classes as follows:

- Class I directors: Roelof Botha, Dev Ittycheria, and Ann Lewnes, whose terms will expire at the annual meeting of stockholders to be held in 2027; and

- Class II directors: Francisco D'Souza, Charles M. Hazard, Jr. and Tom Killalea, whose terms will expire at the upcoming annual meeting of stockholders; and

- Class III directors: Archana Agrawal, Hope Cochran and Dwight Merriman, whose terms will expire at the annual meeting of stockholders to be held in 2026.

Our board of directors has nominated Messrs. D'Souza, Hazard and Killalea, each of whom is currently a director of MongoDB, for re-election to serve as Class II directors.

Each of Messrs. D'Souza, Hazard and Killalea, has agreed to stand for reelection at the meeting. Our management has no reason to believe that any nominee will be unable to serve. If elected at the meeting, each of these nominees would serve until the annual meeting of stockholders to be held in 2028 and until his or her successor has been duly elected, or if sooner, until the director's death, resignation or removal.

Vote Required

Directors are elected by a plurality of the votes of the holders of shares of common stock present at the meeting (by virtual attendance) or represented by proxy and entitled to vote generally on the election of directors. Accordingly, the three nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named above. If any nominee becomes unavailable for election as a result of an unexpected occurrence, the board of directors may designate a substitute nominee. If the board designates a substitute nominee, shares that would have been voted for that nominee will instead be voted for the election of the substitute nominee designated by the board.

Nominees

Our nominating and corporate governance committee seeks to assemble a board of directors that, as a whole, possesses the appropriate balance of professional and industry knowledge, financial expertise and high-level management experience necessary to oversee and direct our business. To that end, the committee has identified and evaluated nominees in the broader context of our board's overall composition, with the goal of recruiting members who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment and other qualities deemed critical to effective functioning of the board of directors. In addition, the committee and the full board of directors feel that candidates representing an array of perspectives, skills, experiences and backgrounds add to the overall diversity and viewpoints of the board of directors and that the current board of directors embodies the breadth of backgrounds and experience necessary for a balanced and effective board.

> Our board of directors recommends a vote **FOR** each Class II director nominee named above.

INFORMATION REGARDING DIRECTOR NOMINEES AND CURRENT DIRECTORS

The following table sets forth, for the current nominees and our other directors who will continue in office after the meeting, their ages and position/office held with us as of the date of this proxy statement:

Name	Age	Position/Office Held With MongoDB
Class I directors, nominees for election at the 2027 Annual Meeting of Stockholders		
Roelof Botha[(1)]	51	Director
Dev Ittycheria	58	President, Chief Executive Officer and Director
Ann Lewnes[(3)(7)]	63	Director
Class II directors whose terms expire at the 2025 Annual Meeting of Stockholders		
Francisco D'Souza[(3)(4)(5)]	56	Director
Charles M. Hazard, Jr.[(1)(5)(6)(7)]	57	Director
Tom Killalea[(3)(5)(8)]	57	Chairperson of the Board
Class III directors whose terms expire at the 2026 Annual Meeting of Stockholders		
Archana Agrawal[(3)]	47	Director
Hope Cochran[(1)(2)]	53	Director
Dwight Merriman[(7)]	56	Co-Founder and Director

[(1)] Audit Committee Member
[(2)] Audit Committee Chairperson
[(3)] Compensation Committee Member
[(4)] Compensation Committee Chairperson
[(5)] Nominating and Corporate Governance Committee Member
[(6)] Nominating and Corporate Governance Committee Chairperson
[(7)] Security Committee Member
[(8)] Security Committee Chairperson

Set forth below is biographical information for the nominees and each person whose term of office as a director will continue after the meeting. This includes information regarding each director's experience, qualifications, attributes or skills that led our board of directors to recommend them for board service.

Nominees for Election at the 2025 Annual Meeting of Stockholders

Francisco D'Souza has served as a member of our board of directors since November 2019. Mr. D'Souza is Managing Partner and Co-Founder of Recognize Partners, a position he has held since November 2019. He co-founded Cognizant Technology Solutions ("Cognizant") in 1994 and served as its Chief Executive Officer from January 2007 to March 2019, where he oversaw a period of sustained growth and transformation that included: 10x increase in revenue from $1.4 billion in 2006 to $16.1 billion in 2018, a 7x increase in headcount from 39,000 in 2006 to 282,000 in 2018 and Cognizant's inclusion in the Fortune 200. Mr. D'Souza also served board of directors of General Electric Company from February 2013 to May 2023 and on the board of directors of Cognizant from January 2007 to March 2020 and as its Vice Chairman from June 2018 to March 2020. Mr. D'Souza serves on the tech-focused international advisory board of Banco Santander. He holds a B.B.A from the University of Macau and an M.B.A. from Carnegie Mellon University. We believe that Mr. D'Souza is qualified to serve on our board of directors based on his various executive leadership roles and technology industry expertise.

Charles M. Hazard, Jr. has served as a member of our board of directors since October 2009. Mr. Hazard is a co-founder and has served as a General Partner of Flybridge Capital Partners, a venture capital firm, since May 2002. He currently represents Flybridge Capital Partners on the boards of directors of a number of privately held companies. Prior to co-founding Flybridge, Mr. Hazard served as a General Partner at Greylock Partners. Prior to that, he was with Company Assistance Limited, an investment and consulting firm, and Bain and Company, an international management-consulting firm. Mr. Hazard received his B.A. in Economics and Political Science from Stanford University and his M.B.A. from

Harvard Business School. We believe that Mr. Hazard is qualified to serve on our board of directors because of his significant knowledge of and history with our company, his knowledge of the industry in which we operate and his extensive investment and board of directors' experience.

Tom Killalea has served as a member of our board of directors since December 2015 and as the chairperson of the board of directors since July 2019. He has been an advisor to technology-driven companies since November 2014. Formerly at Amazon for 16 years, Mr. Killalea was Amazon's first Chief Information Security Officer, led the infrastructure and distributed systems team, and led the Kindle Content Ecosystem. Mr. Killalea currently serves on the board of directors of Akamai Technologies, Inc., a public technology company that provides cloud services for delivering content and business applications over the internet, Capital One Financial Corp., a public bank holding company, and Satellogic, Inc., a public earth observation company. Previously, he was a Director of Carbon Black, Inc. (CBLK), from April 2017 until its acquisition by VMware, Inc. in October 2019, and Xoom Corporation (XOOM), from March 2015 until its acquisition by PayPal, Inc. in November 2015. He serves on the editorial board of ACM Queue (Association for Computing Machinery). He holds a B.Ed. in Education from the National University of Ireland, and a B.S. in Computer Science from Trinity College in Dublin. We believe that Mr. Killalea is qualified to serve on our board of directors based on his deep expertise in product development, digital innovation, customer experience, and security.

Directors Continuing in Office Until the 2026 Annual Meeting of Stockholders

Archana Agrawal has served as a member of our board of directors since August 2019. Ms. Agrawal is currently the President of Intercom, a business messaging software company, and has served in this capacity since December 2023. Ms. Agrawal served as the Chief Marketing Officer of Formagrid, Inc. d/b/a Airtable, a cloud collaboration company from March 2020 to December 2023. She served on the board of Zendesk, Inc., a public software development company from July 2020 to November 2022. Previously, Ms. Agrawal was at Atlassian, a software business, from December 2013 to March 2020, in various roles, including Head of Enterprise and Cloud Marketing. Prior to that, Ms. Agrawal was at Ladders, Inc. from 2007 until 2013, where she led corporate-wide analytics. She began her career at the IBM Almaden Research Center. Ms. Agrawal has a combined 19 years of experience in the software industry. She holds an M.B.A. from Harvard Business School and received her M.S. in computer science from the University of Illinois at Urbana-Champaign. We believe that Ms. Agrawal is qualified to serve on our board of directors based on her leadership experience and understanding of the software industry.

Hope Cochran has served as a member of our board of directors since December 2016. Ms. Cochran is currently a Managing Director at Madrona Venture Group, a position she has held since 2019. Ms. Cochran first served as a venture partner at Madrona Venture Group from 2017 to 2019. From September 2013 to June 2016, Ms. Cochran served as the Chief Financial Officer of the public gaming company King Digital Entertainment plc, which was acquired by Activision Blizzard, Inc. In February 2016. Prior to King Digital, she served as the Chief Financial Officer of Clearwire Corporation, a telecommunications operator, from February 2011 until its acquisition by Sprint, Inc. in July 2013. Previously, she has held several roles in the software industry, including at PeopleSoft, Inc., Evant Inc. and SkillsVillage Inc., a contract resources software company that she founded. Ms. Cochran has served on the Board of Directors of Hasbro, Inc., a public toy and entertainment company, since June 2016, and is chairperson of Hasbro's Finance committee and a member of its Audit committee. She has also served on the Board of Directors of New Relic, Inc., a public software analytics company, since May 2018, and was the lead independent director and a member of the audit committee through its sale in 2023. Ms. Cochran received her B.A. in Economics and Music from Stanford University. We believe that Ms. Cochran is qualified to serve on our board of directors based on her financial and operating background in the technology sector and her experience serving on the board of directors of public companies.

Dwight Merriman, one of our co-founders, has served as a member of our board of directors since July 2020. Prior to joining our board, he was previously employed as an advisor to MongoDB. In 1995, he co-founded DoubleClick and served as its Chief Technology Officer for 10 years. He is also a co-founder of Business Insider and Gilt Groupe. Mr. Merriman received his B.S. in Systems Analysis and Computer Science from Miami University. We believe that Mr. Merriman is qualified to serve on our board of directors based on his intimate knowledge of our business and his deep experience in our industry.

Directors Continuing in Office Until the 2027 Annual Meeting of Stockholders

Roelof Botha has served as a member of our board of directors since December 2013. Since January 2003, Mr. Botha has served in various positions at Sequoia Capital, a venture capital firm, including as a Partner and a Managing Member of Sequoia Capital Operations, LLC since 2007 and Managing Partner since 2022. From March 2000 to January 2003, Mr. Botha served in various positions at PayPal, Inc., a public online payments company, including as Chief Financial Officer. Mr. Botha has served on the board of directors of Natera, Inc., a public genetic testing company, since 2007, and is a member of its nominating and governance committee; on the board of directors of Block, Inc., a public provider of payments, financial and marketing services, since 2011, and is a member of its audit and risk committee and its compensation committee; on the board of directors of Unity Software, Inc., a public video game software development company, since 2009, and is a member of its audit committee. He also currently serves on the board of directors of a number of privately-held companies. Mr. Botha previously served on board of directors of 23andMe, Inc., a personal genetics company from September 2017 to September 2024, on the board of Eventbrite, a public global platform for live experiences from 2009 to June 2022, on the board of directors of Bird Global, Inc., a public electric vehicle ridesharing company from 2018 to December 2022 and on the board of directors of Xoom Corporation, a payment processing company, from May 2005 until its acquisition by PayPal, Inc. in November 2015. Mr. Botha received his B.S. in Actuarial Science, Economics and Statistics from the University of Cape Town and his M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Botha is qualified to serve on our board of directors due to his knowledge of the technology industry and his experience serving on the boards of directors of public companies.

Dev Ittycheria has served as our President and Chief Executive Officer and as a member of our board of directors since September 2014. Prior to joining us, Mr. Ittycheria served as a Managing Director at OpenView Venture Partners, a venture capital firm, from October 2013 to September 2014. From February 2012 to June 2013, Mr. Ittycheria served as Venture Partner at Greylock Partners, a venture capital firm. From April 2008 to February 2010, Mr. Ittycheria served as President-Enterprise Management at BMC Software, Inc., a computer software company, which he joined in connection with its acquisition of BladeLogic, Inc., a computer software company that Mr. Ittycheria co-founded and for which he served as Chief Executive Officer. Mr. Ittycheria currently serves as lead independent director of the board of directors of Datadog, Inc., a public software company. Mr. Ittycheria previously served on the boards of directors of Bazaarvoice, Inc., a public software company (January 2010 to August 2014); Athenahealth, Inc., a public cloud-based services company (June 2010 to February 2019); AppDynamics, Inc., a private software company (March 2011 until its acquisition by Cisco Systems, Inc. in March 2017); DataRobot, Inc., a private software company (December 2021 to March 2024); and Altimeter Growth Corporation, a blank-check company formed by an affiliate of technology focused investment firm Altimeter Capital Management, LP (October 2020 to December 2021). Mr. Ittycheria received his B.S. in Electrical Engineering from Rutgers University. We believe that Mr. Ittycheria is qualified to serve on our board of directors because of his experience building and leading high growth businesses, his prior and current service on the boards of multiple public companies and his expertise and insight into corporate matters as our President and Chief Executive Officer.

Ann Lewnes has served as a member of our board of directors since December 2023. Ms. Lewnes has significant leadership experience in branding, advertising, direct-to-consumer e-commerce, digital marketing, and corporate strategy. She brings leadership experience in driving transformative growth and global demand at large public companies, as well as experience serving on both public and non-profit boards. Ms. Lewnes served on the Board of Directors of Mattel, Inc., a public toy and entertainment company, from February 2015 to February 2024 and chaired Mattel's Governance and Social Responsibility Committee and was a member of its Executive Committee. From November 2006 to March 2023, Ms. Lewnes served as Adobe Inc.'s Chief Marketing Officer and Executive Vice President of Corporate Strategy and Development. Previously, Ms. Lewnes was at Intel Corporation where she served as their Vice President of Marketing. She currently serves on the board of directors of the Sundance Institute. Ms. Lewnes is vice chair of the Board of Trustees of Lehigh University from which she received her B.A. in International Relations and Journalism. We believe that Ms. Lewnes is qualified to serve on our board of directors as she offers valuable insights obtained through her extensive business and marketing experience, particularly at technology companies.

DIRECTOR COMPENSATION

We believe that a combination of cash and equity compensation is appropriate to attract and retain the individuals we desire to serve on our board of directors and that this approach is comparable to the policies of our peers. We feel that it is appropriate to provide cash compensation to our non-employee directors to compensate them for their time and effort and to provide equity compensation to our non-employee directors to align their long-term interests with those of MongoDB and our stockholders. We review our director compensation program annually with input from our independent compensation consultant.

Cash Compensation

Pursuant to our non-employee director compensation program, our non-employee directors receive annual cash retainers for their service on our board of directors and its committees. These cash retainers may be paid in cash or in fully vested shares of our common stock at the election of the director.

Currently, our non-employee directors are eligible to receive the following cash fees for service on our board of directors and its committees, as follows:

Compensation Element		Annual Cash Retainer ($)[1]
Annual Retainer		40,000
Non-Executive Chairperson Retainer		20,000
Committee Chair Retainer	Audit	25,000
	Compensation	15,000
	Nominating and Corporate Governance	10,000
	Security	10,000
Non-Chair Committee Retainer	Audit	10,000
	Compensation	7,500
	Nominating and Corporate Governance	4,000
	Security	4,000

[1] If the relevant director elects to be paid in fully vested shares of our common stock, the number of shares granted to each such director will be based on the volume-weighted average trading price ("VWAP") of our common stock on the Nasdaq for the 30 trading days immediately prior to the grant date.

The above fees became effective at our 2024 annual meeting of stockholders following consultation with Semler Brossy Consulting Group, LLC ("Semler Brossy"), an independent compensation consultant. Please see the section below titled "Changes in Director Compensation."

We also reimburse our non-employee directors for any reasonable expenses incurred in connection with attending our board of directors and committee meetings.

Equity Compensation

Pursuant to our non-employee director compensation program, our non-employee directors are eligible to receive restricted stock unit ("RSU") awards for their service on our board of directors as follows:

- **Initial Equity Grant**. Each newly elected non-employee director is eligible to receive an RSU award (the "Initial Grant"). Currently, newly elected non-employee directors are eligible to receive a number of shares equal in value to $430,000. The number of shares underlying the RSU award granted to each director is based on the VWAP of our common stock on the Nasdaq for the 30 trading days immediately prior to the grant date. The shares underlying the Initial Grant vest in a series of three equal annual installments on each anniversary of the grant date, subject to the director's continued service through each vesting date. MongoDB may, in its discretion, settle an Initial Grant in cash.

- **Annual Equity Grant**. On the date of our annual meeting of stockholders, each incumbent, non-employee director is eligible to receive an RSU award (the "Annual Grant"). Currently, incumbent non-employee directors are eligible to receive a number of shares equal in value to $215,000. The number of shares underlying the RSU award granted to each director on such date is based on the VWAP of our common stock on the Nasdaq for the 30 trading days immediately prior to the grant date. The shares underlying each Annual Grant vest on the earlier of (a) the first anniversary of the grant date and (b) our next annual meeting of stockholders, subject to the director's continued service through such date. Newly elected directors will not be granted an Annual Grant during their first year of service. MongoDB may, in its discretion, settle an Annual Grant in cash.

In the event of the termination of a director's service on our board of directors in connection with a change in control (as defined in our 2016 Equity Incentive Plan (the "2016 Plan")), any unvested shares underlying the Initial Grant and/or the Annual Grant, as applicable, will fully vest and become exercisable as of the effective date of such termination.

The following table provides information regarding the total compensation of our non-employee directors for the fiscal year ended January 31, 2025. Mr. Ittycheria serves as our Chief Executive Officer in addition to serving as a director and does not receive any additional compensation for his service as a director, and, accordingly, he is not included in the table.

Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)	Total ($)
Archana Agrawal	43,478	185,820[2]	229,298
Roelof Botha	45,978	185,820[2]	231,798
Hope Cochran	60,978	185,820[2]	246,798
Francisco D'Souza	54,978	185,820[2]	240,798
Charles M. Hazard, Jr.	58,739	185,820[2]	244,559
Tom Killalea	74,380	185,820[2]	260,200
Ann Lewnes	46,239	17,222[3]	63,461
John McMahon[2]	15,082	0[4]	15,082
Dwight Merriman	38,739	185,820[2]	224,559

[1] The amounts in this column reflect the annual cash fees to which each non-employee director is entitled under our non-employee director compensation program for the fiscal year ended January 31, 2025. Our board of directors has determined that each of our non-employee directors has the option to have such cash fees be paid in the form of cash or in fully vested shares of our common stock. For the fiscal year ended January 31, 2025, several directors elected to be paid in shares - the number of shares of common stock granted to such director is based on the VWAP of our common stock on the Nasdaq for the 30 trading days immediately prior to the grant date. The fees earned during the first half of the fiscal year were paid in cash or, at the election of the non-employee director, shares of common stock on June 25, 2024. Each of Ms. Cochran and Messrs. Botha, D'Souza, Hazard and McMahon elected to be paid in shares of common stock for fees earned during the first half of the fiscal year ended January 31, 2025. The grant date fair value was calculated in accordance with FASB Accounting Standards Codification Topic 718 ("ASC 718") based on the closing stock price at the grant date. The fees earned during the second half of the fiscal year will be paid in cash or shares of common stock, at the non-employee director's election, on June 30, 2025, the date of our 2025 annual meeting of stockholders. If a director elects to be paid in shares, the number of shares of common stock granted to such director will be based on the VWAP of our common stock on the Nasdaq for the 30 trading days immediately prior to the grant date.

[2] Represents the aggregate grant date fair value of RSUs granted on June 25, 2024, to each non-employee director eligible to receive an Annual Grant under the terms of our non-employee director compensation program and the 2016 Plan. The grant date fair value was computed in accordance with ASC 718 based on the closing stock price at the grant date. The assumptions used in calculating the grant date fair value of the RSUs reported in this column are set forth in Note 10 to our Consolidated Financial Statements included in our Annual Report on Form 10-K. Mr. McMahon did not receive a grant of RSUs because he ceased serving on the board of directors on June 25, 2024.

[3] Represents the aggregate grant date fair value of RSUs granted on June 25, 2024 to Ms. Lewnes under the terms of our non-employee director compensation program and the 2016 Plan. The grant date fair value was computed in accordance with ASC 718 based on the closing stock price at the grant date. In February 2024, we revised our director compensation policy for the fiscal year 2025 and increased the value of the Initial Grant from $410,000 to $430,000. This grant was to match this increase in director compensation that the board of directors approved for fiscal year 2025, after Ms. Lewnes received an Initial Grant on December 5, 2023.

[3] On June 25, 2024, Mr. McMahon ceased serving as a member of our board of directors following his decision to not stand for re-election at the 2024 Annual Meeting.

The following table sets forth (a) the aggregate number of unvested RSUs held by each non-employee director as of January 31, 2025 and (b) the aggregate number of options held by each non-employee director as of January 31, 2025.

Name	Total RSUs Held	Total Options Held
Archana Agrawal	820	—
Roelof Botha	820	—
Hope Cochran	820	20,562
Francisco D'Souza	820	—
Charles M. Hazard, Jr.	820	—
Tom Killalea	820	50,000
Ann Lewnes	764	—
John McMahon[1]	0	
Dwight Merriman	820	—

[1] On June 25, 2024, Mr. McMahon ceased serving as a member of our board of directors following his decision not to stand for re-election at the 2024 Annual Meeting.

Changes in Director Compensation

Our compensation committee and board of directors believe it is important to review director compensation from time to time to help ensure that the compensation levels of our directors are aligned with those of our peer companies, so that we may attract and retain the best possible candidates to serve on our board of directors.

In February 2025, the compensation committee engaged its compensation consultant, Semler Brossy, to review the design and competitiveness of our director compensation program. Based on the findings of the assessment, and pursuant to the recommendation of the compensation committee, the board of directors approved increases in the award values of the Initial Grants and the Annual Grants for non-employee directors, from $430,000 to $460,000 and from $215,000 to $230,000, respectively. These compensation changes will be effective as of our 2025 annual meeting of stockholders.

Stock Ownership Guidelines

In 2019, to further align the interests of our directors with those of our stockholders, the board of directors adopted stock ownership guidelines for our non-employee directors. The guidelines require our existing directors and newly elected directors to acquire and hold shares of our common stock equal to at least five times the value of his or her cash board annual retainer within five years of the date the guidelines were adopted or five years of first joining the board of directors, respectively.

PROPOSAL 2 – APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the requirements of Section 14A of the Exchange Act, we are providing our stockholders the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our named executive officers (as disclosed under "Executive Compensation—Compensation Discussion and Analysis" and "Executive Compensation Tables").

You are encouraged to review the section titled "Executive Compensation" and, in particular, the section titled "Executive Compensation - Compensation Discussion and Analysis" in this proxy statement, which provide a comprehensive review of our executive compensation program and its elements, objectives and rationale.

The vote on this resolution is not intended to address any specific element of compensation, rather the vote relates to the compensation of our named executive officers in its totality, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

In accordance with Section 14A of the Exchange Act rules, stockholders are asked to approve the following non-binding resolution:

> "RESOLVED, that the Company's stockholders hereby approve, on a non-binding advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's proxy statement for the 2025 annual meeting of stockholders, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative."

Vote Required

The approval of this advisory non-binding proposal requires the affirmative vote of a majority in voting power of the shares of our common stock present at the meeting (by virtual attendance) or by proxy and entitled to vote on the proposal.

Since this proposal is an advisory vote, the result will not be binding on our board of directors or our compensation committee. However, our board of directors values our stockholders' opinions, and our board of directors and the compensation committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

Our board of directors recommends a vote **FOR** the approval of the non-binding resolution on named executive officer compensation.

EXECUTIVE OFFICERS

The following is information for our executive officers, as of the date of this proxy statement:

Name	Age	Position/Office Held With MongoDB
Dev Ittycheria	58	President, Chief Executive Officer and Director
Michael Gordon	55	Former Chief Operating Officer and Chief Financial Officer
Srdjan Tanjga	46	Former Interim Chief Financial Officer
Michael Berry	62	Incoming Chief Financial Officer
Cedric Pech	52	President of Field Operations

Biographical information for Dev Ittycheria is included above with the director biographies under the caption "Information Regarding Director Nominees and Current Directors."

Michael Gordon served as our Chief Financial Officer from July 2015 through January 31, 2025 and as our Chief Operating Officer from November 2018 through January 31, 2025. Prior to joining us, Mr. Gordon worked at Yodle, Inc., a local online marketing company, where he served as the Chief Financial Officer from May 2009 and as the Chief Operating Officer and Chief Financial Officer from March 2014 until July 2015. Prior to joining Yodle, Mr. Gordon was a Managing Director in the Media and Telecom investment banking group at Merrill Lynch, Pierce, Fenner and Smith Incorporated, a financial services company, where he worked from 1996 to 2009. Mr. Gordon serves on the board of directors of UiPath, a public enterprise automation software company. Mr. Gordon received his A.B. from Harvard College and his M.B.A. from Harvard Business School. Effective January 31, 2025, Mr. Gordon resigned from his positions as Chief Operating Officer and Chief Financial Officer.

Srdjan Tanjga served as our Interim Chief Financial Officer from February 2025 to May 8, 2025, succeeding Mr. Gordon. Before being appointed as Interim Chief Financial Officer, Mr. Tanjga served as our Senior Vice President, Finance since February 2021. Prior to this position, Mr. Tanjga served as our Vice President of Finance and Business Operations from May 2019 to February 2021. Before joining us, Mr. Tanjga worked as Managing Director at Emerging Sovereign Group, a subsidiary of the Carlyle Group, an investment firm. Before joining the Carlyle Group, Mr. Tanjga worked in various leadership positions at Harvard Management Company, an investment management corporation, and 40 North Industries, an investment firm. Mr. Tanjga holds a B.A. and an MBA from Harvard University. Effective May 8, 2025, Mr. Tanjga resigned from his position as Interim Chief Financial Officer.

Michael Berry will serve as our Chief Financial Officer, effective May 27, 2025. Prior to joining us, Mr. Berry served as the Executive Vice President and Chief Financial Officer of NetApp, Inc. from March 2020 through May 2025. Previous to that, Mr. Berry served as Executive Vice President and Chief Financial Officer of McAfee from February 2017 to March 2020. Mr. Berry was previously employed by FireEye, Inc., where he served as Executive Vice President, Chief Financial Officer and Chief Operating Officer. Prior to FireEye, Mr. Berry served as Executive Vice President and Chief Financial Officer of Informatica Corporation from November 2014 to September 2015. Prior to that, Mr. Berry was Executive Vice President and Chief Financial Officer of IO Data Centers, LLC, now Iron Mountain Inc; SolarWinds, Inc. and i2 Technologies, Inc. and served in a variety of other operational and finance positions. Mr. Berry has served on the board of Rapid7, Inc. since November 2012 and is the chair of its audit committee. Mr. Berry holds a Bachelor of Arts in Finance from Augsburg College and a Master of Business Administration in Finance from the University of St. Thomas.

Cedric Pech has served as our President of Field Operations since December 9, 2024. Prior to this, Mr. Pech served as our Chief Revenue Officer from February 2019 to December 2024. Before being appointed as Chief Revenue Officer, Mr. Pech led our Europe, Middle East and Africa sales divisions beginning in July 2017. Prior to joining us, Mr. Pech worked at Fuze, an enterprise global cloud communications and collaboration software platform, where he served as the Senior Vice President of Worldwide Sales from May 2015 until May 2017, and as General Manager, Europe, the Middle East and Africa, from April 2014 until May 2015. Mr. Pech completed his Classe Préparatoire at Lycée Bois Fleury Grenoble and received his M.B.A. from Montpellier Business School.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following compensation discussion and analysis describes the material elements of our executive compensation program for the fiscal year ended January 31, 2025. It also provides an overview of our compensation philosophy and objectives, our process for setting executive compensation and how the compensation committee arrived at the specific compensation decisions for our named executive officers for the fiscal year ended January 31, 2025, including the key factors considered.

Our named executive officers for the fiscal year ended January 31, 2025 were:

- Dev Ittycheria, President and Chief Executive Officer;

- Michael Gordon, Former Chief Operating Officer and Chief Financial Officer;[1] and

- Cedric Pech, President of Field Operations.[2]

[1] Michael Gordon stepped down as Chief Operating Officer and Chief Financial Officer effective as of January 31, 2025. Effective February 1, 2025, Srdjan Tanjga was appointed as Interim Chief Financial Officer; he resigned from this position effective as of May 8, 2025. Michael J. Berry was appointed as Chief Financial Officer of the Company effective as of May 27, 2025.

[2] Effective December 9, 2024, Mr. Pech was promoted to President of Field Operations.

Business Highlights

Business Overview

MongoDB is the developer data platform company whose mission is to empower developers to create, transform, and disrupt industries by unleashing the power of software and data. Our developer data platform is a globally distributed operational database integrated with a set of data services that allow development teams to address the growing variety of application requirements, all in a unified and consistent user experience.

Our customers can implement our developer data platform as a managed service offering, or they can choose a self-managed option. MongoDB Atlas is our managed multi-cloud database-as-a-service offering that includes an integrated set of database and related services. MongoDB Enterprise Advanced is our proprietary self-managed commercial offering for enterprise customers that can run in the cloud, on-premises or in a hybrid environment.

In 2023, generative artificial intelligence ("AI") emerged as a significant technology trend. Generative AI is the process of generating original content by using foundation models ("FMs"), which are trained on large amounts of generally available data. Organizations of all sizes are looking at how to use their proprietary data in concert with FMs to drive better, AI-powered experiences for their customers. Organizations need a modern database to securely build, deploy, and scale generative AI applications. AI-driven workloads require the underlying database to be capable of processing queries against rich and complex data structures quickly and efficiently. Our flexible document model is uniquely positioned to help customers build sophisticated AI applications because it is designed to handle different data types (source data, vector data, metadata and generated data) right alongside live operational data, negating the need for multiple database systems and complex back-end architectures.

We compete in the database management software market, which is one of the largest in the software industry. According to IDC, the worldwide Data Management Software market, was $94 billion in 2023 growing to approximately $170 billion in 2028. This represents a 13% compound annual growth rate. Over the last two years, a number of companies launched code assistant tools, which leverage generative AI to help developers write and test their code faster, thereby accelerating application development. We believe these developments in coding assistant technology will further benefit the data management software market.

Fiscal Year 2025 Performance Summary

- ***Revenue***. Total revenue was $2.01 billion for the full year fiscal 2025, an increase of 19% year-over-year. Subscription revenue was $1.94 billion, an increase of 19% year-over-year, and services revenue was $62.6 million, an increase of 12% year-over-year.

- ***Gross Profit***. Gross profit was $1.47 billion for the full year fiscal 2025, representing a 73% gross margin compared to 75% in the year-ago period.

- ***Loss from Operations***. Loss from operations was $216.1 million for the full year fiscal 2025, compared to a loss from operations of $233.7 million in the year-ago period.

- ***Net Loss***. Net loss was $129.1 million, or $1.73 per share, based on 74.6 million weighted-average shares outstanding, for the full year fiscal 2025. This compares to a net loss of $176.6 million, or $2.48 per share in the year-ago period.

- ***Cash Flow.*** During the year ended January 31, 2025, MongoDB generated $150.2 million of cash from operations compared to $121.5 million of cash from operations in the year-ago period.

- ***Customers***. As of January 31, 2025, we had over 54,500 customers across a wide range of industries and in over 100 countries, compared to over 47,800 customers as of the end of the prior year.

Executive Summary

To achieve the key objectives of our executive compensation program and drive our pay-for-performance culture without incentivizing undue risk taking, the compensation committee employs the following governance practices:

What We Do

✔	**Pay for Performance**	Tie 100% of executive annual bonus pay to company performance using annual corporate objectives selected for their ability to drive operational and financial performance. Provide 50% of the target value of long-term equity incentive compensation under our annual long-term incentive program in the form of performance stock units.
✔	**Balance Short- and Long-Term Compensation**	The allocation of incentives among the short-term incentive plan and the long-term incentive plan does not over-emphasize short-term performance at the expense of achieving long-term goals. For fiscal year 2025, 92.8% of our Chief Executive Officer's total reported compensation and an average of 90.3% of the total reported executive compensation for our other named executive officers was in the form of long-term equity incentive awards.
✔	**Multi-Year Vesting Periods for Long-Term Compensation**	Multi-year vesting periods for awards strongly align our executive officers' interests with those of our stockholders by providing a continuing financial incentive to maximize long-term value for our stockholders and by encouraging our executive officers to remain in our long-term employ.
✔	**Mitigation of Risk**	Our executive compensation program has provisions to mitigate undue risk, including caps on the maximum level of payouts, clawback provisions, and multiple performance metrics.
✔	**Clawback Policies**	We maintain two clawback policies: one mandates recoupment of officers' incentive-based compensation in case of an accounting restatement due to material noncompliance with financial reporting requirements under U.S. securities laws under Rule 10D-1 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), and the other authorizes the board of directors to recoup bonus, incentive, or equity-based compensation from any of our current or former executive officers who engaged in misconduct (as described below), including in events unrelated to financial restatements.
✔	**Stock Ownership Guidelines**	Executive officers are expected to acquire and maintain a certain level of ownership interest, in order to emphasize long-term performance and to promote alignment with stockholders.
✔	**Engage an Independent Compensation Consultant**	Our fully independent compensation committee retains an independent compensation consultant on matters pertaining to executive and non-employee director pay and governance.
✔	**Regularly Review Share Utilization**	Management and the Board regularly evaluate share utilization levels by reviewing the cost and dilutive impact of stock compensation.
✔	**Annual Say on Pay**	We conduct an annual say-on-pay advisory vote. At our 2024 Annual Meeting of Stockholders, approximately 88% of the votes cast on the say-on-pay proposal were in favor of the fiscal year 2024 compensation of our named executive officers.

What We Don't Do

✗	**Tax Gross-Ups**	We do not have any arrangements with our executive officers providing excessive tax gross-ups.
✗	**Excessive Executive Perquisites**	We generally do not provide executive fringe benefits or perquisites such as car allowances to our executives, other than certain services related to cybersecurity, which we consider to be in our best interest.
✗	**Hedging or Pledging of MongoDB Securities**	We prohibit hedging and pledging of MongoDB securities by our employees, directors and consultants.
✗	**Single-trigger vesting upon change in control**	If there is a change in control, outstanding equity will vest only if there is a termination of employment following such change in control (a "double trigger"). A change in control alone will not trigger vesting.
✗	**Supplemental executive retirement and pension benefits**	We do not provide supplemental executive retirement or pension benefits.

Say-on-Pay Vote and Stockholder Engagement

At last year's annual meeting of stockholders, approximately 88% of votes cast approved the "say-on-pay" proposal regarding the compensation awarded to named executive officers. We take the views of our stockholders seriously and view this result as an indication that the principles of our executive compensation program are supported by our stockholders.

We appreciate and value the views and insights of our stockholders. Feedback received from stockholders is shared with the Board and relevant committees and taken into account when considering proposed changes to corporate governance, compensation and other practices and disclosures. For instance, largely as a result of stockholder feedback, in fiscal year 2022, the Committee approved a redesign of our annual long-term incentive grant program that resulted in our adoption of performance-based equity awards. Accordingly, a meaningful portion of our executive officer compensation is now in the form of performance stock unit awards, with earn out tied to achievement of revenue and cash flow goals and vesting subject to service requirements. Similarly, based on stockholder feedback, beginning with the fiscal year 2023 proxy statement, we added a board of directors skills matrix to highlight the diverse skill sets and experiences of our directors. In our fiscal year 2024 proxy statement, again in response to stockholder feedback requesting greater disclosure on NEO compensation calculations, we added tables indicating attainment levels of company performance metrics used to determine NEO compensation.

In fiscal year 2025, we reached out to stockholders owning approximately 51% of our outstanding stock based on stock ownership level as of September 30, 2024, and had conversations with stockholders owning an aggregate of approximately 35% of our outstanding stock. Through this outreach, we solicited feedback on our executive compensation program, corporate governance and environmental and social impact issues. Going forward, we will continue to maintain an active dialogue with our stockholders and evaluate feedback on issues of importance to them.

Consistent with our stockholders' recommendation at our 2019 annual meeting that we solicit a say-on-pay vote on an annual basis, we will again hold a say-on-pay vote at our upcoming annual meeting. We believe an annual "say-on-pay" vote will best reinforce our desire to communicate with our stockholders and allow them to regularly express a view on our compensation policies and practices. A "say-on-frequency" vote is required every six years, and as such, our next say-on-frequency vote will be at our upcoming annual meeting of stockholders. Please see Proposal 3 below for additional information.

Executive Compensation Philosophy

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance and aligning the compensation of our executive officers with the long-term interests of our stockholders. Consistent with this philosophy, we have designed our executive compensation program to achieve the following primary objectives:

- attract, motivate, incentivize and retain a highly skilled team of executives who contribute to our long-term success;

- provide compensation packages to our executive officers that are competitive and reward the achievement of our financial, operational and strategic objectives; and

- effectively align our executive officers' interests with the interests of our stockholders by focusing on long-term equity incentives that correlate with the growth of sustainable long-term value for our stockholders. The emphasis on long-term incentive compensation is illustrated in the following pay mix charts:

FY 2025 Annualized CEO Pay   **FY 2025 Average Annualized Other NEOs Pay**



Base Salary
Annual Incentives
Long Term Incentives

Our executive compensation program has been designed to attract, retain and motivate talented executives. Accordingly, when setting individual executive compensation levels, the compensation committee generally aims to position target total direct compensation at levels that are competitive with other public and private companies in our industry and regions with whom we compete for talent. Further, our compensation committee tends to weight the target total direct compensation opportunities of our executive officers more heavily towards equity compensation. Target pay positioning may vary by individual depending on the experience level and performance of the executive and other factors, such as the demand for executives with certain skills and experience and the costs associated with recruiting qualified executives from other established companies.

Process for Setting Executive Compensation

Role of the Compensation Committee. Compensation decisions for our named executive officers are determined by the compensation committee, with input from our independent compensation consultant and, as appropriate, management (including our Chief Executive Officer, except in regard to his compensation). The compensation committee reviews the compensation of our named executive officers on an annual basis to ensure the executives are appropriately compensated and motivated, and makes adjustments as necessary.

Pursuant to its charter, the compensation committee is primarily responsible for establishing, approving and adjusting compensation arrangements for our named executive officers and for reviewing and approving performance goals and objectives relevant to these compensation arrangements, and considering factors related to the performance of MongoDB. For additional information about the compensation committee, see the section titled "Board of Directors and Corporate Governance–Board Committees–Compensation Committee."

Generally, the compensation committee's process for determining executive compensation comprises of two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the compensation committee solicits and considers evaluations and recommendations submitted to the committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the compensation committee (together with the board of directors) determines any adjustments to his compensation as well as awards to be granted, taking into account the Board's evaluation of the Chief Executive Officer's performance. For all executives and directors, as part of its deliberations, the compensation committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels and recommendations of the compensation committee's compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

The compensation committee has the authority to obtain, at the expense of MongoDB, advice and assistance from its own advisors as it considers necessary or appropriate in the performance of its duties. For the fiscal year ended January 31,

2025, the compensation committee retained Semler Brossy to review and assess our executive compensation practices relative to market compensation practices and to provide market compensation data. For additional information on this engagement, see the section below titled "Role of the Compensation Consultant."

Role of the Compensation Consultant. For fiscal year 2025, the scope of the compensation consultant's engagement for the compensation committee included:

- reviewing the materials prepared for the compensation committee by management relative to fiscal year 2025 compensation for the named executive officers;

- advising the compensation committee on executive compensation trends;

- reviewing our market equity compensation practices, including the proportion of our total shares outstanding used for annual employee long-term incentive compensation awards (our "burn rate") and the potential voting power dilution to our stockholders (our "overhang");

- presenting market data and analysis to assist the compensation committee in setting target compensation for named executive officers;

- researching, developing and reviewing the compensation peer group used for fiscal year 2025 executive compensation benchmarking;

- advising on our non-employee director compensation program;

- reviewing our current incentive design structures against market incentive design structures; and

- supporting other ad hoc matters throughout the year.

Semler Brossy reviewed and provided input on the Compensation Discussion and Analysis section of this proxy statement. In retaining Semler Brossy, the compensation committee considered the six factors set forth in Rule 10C-1(b)(4)(i) through (vi) of the Exchange Act. After review of information provided by each of the members of the compensation committee as well as information provided by Semler Brossy, the compensation committee determined that there were no conflicts of interest raised by their work with the compensation committee.

Role of Chief Executive Officer. In discharging its responsibilities, the compensation committee works with members of our management, including our Chief Executive Officer. Our management assists the compensation committee by providing information on corporate and individual performance, market compensation data and management's perspective on compensation matters. The compensation committee solicits and reviews our Chief Executive Officer's recommendations and proposals with respect to adjustments to annual cash compensation, long-term incentive compensation opportunities, program structures and other compensation-related matters for our executive officers (other than with respect to his own compensation).

The compensation committee reviews and discusses these recommendations and proposals with our Chief Executive Officer and considers them as one factor in determining the compensation for our executive officers. Our Chief Executive Officer recuses himself from all deliberations and recommendations regarding his own compensation.

The compensation committee has also delegated limited authority to the Chief Executive Officer to make equity grants to certain employees who are not executive officers.

Use of Competitive Market Data. Our compensation committee believes that it is important when making its compensation decisions to be informed as to the current practices of comparable public companies and companies with which we compete for top talent. This compensation peer group consists of technology companies and is determined based on several factors, including industry classification and company size based on metrics such as revenue, market capitalization and headcount along with other qualitative factors.

In the third quarter of fiscal year 2024, the compensation committee, in consultation with Semler Brossy, reviewed the companies in our peer group to determine if adjustments were necessary based on strategic and company size alignment. As a result of this review, the compensation committee approved the following 15-company peer group for purposes of fiscal year 2025 compensation decisions:

ANSYS [ANSS]	Dynatrace [DT]	Okta [OKTA]
Cloudflare [NET]	Elastic N.V. [ESTC]	Snowflake [SNOW]
Crowdstrike [CRWD]	Five9 [FIVN]	Trade Desk [TTD]
Datadog [DDOG]	HubSpot [HUBS]	Unity Software [U]
DocuSign [DOCU]	New Relic [NEWR]	Zscaler [ZS]

As previewed in our proxy for fiscal year 2024, we removed RingCentral due to its smaller market capitalization and removed Zendesk, Coupa, and Avalara as their compensation data became outdated following closure of their respective acquisition transactions. Snowflake, Ansys, Cloudflare and Zscaler were added given their market capitalization alignment with MongoDB and high-growth profiles deemed them to be comparable to MongoDB. At the time of the compensation committee's approval of this peer group, MongoDB was at the 33rd percentile in terms of revenue and at the 67th percentile in terms of market capitalization relative to the companies in this peer group.

The compensation committee referred to compensation data from this peer group in the first quarter of fiscal year 2025 to assist with the determination of compensation for our directors and executive officers. In addition, the compensation committee used survey data from a 2023 technology industry executive compensation survey to evaluate the competitive market when formulating its recommendation for the total direct compensation packages for our executive officers, including base salary, target bonus, and long-term incentive compensation opportunities. This survey provides compensation market intelligence and is widely used within the technology industry.

The compensation committee reviews the compensation peer group at least annually to make adjustments to its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group. In the third quarter of fiscal year 2025, the compensation committee made further adjustments to the peer group for purposes of fiscal year 2026 compensation determinations by removing Five9 due to its smaller market capitalization relative to MongoDB's, removing New Relic as its compensation data became outdated following closure of its acquisition transaction and adding Confluent and Samsara given comparable financial scales and relevant business dynamics. At the time of the compensation committee's approval of this peer group, MongoDB was at the 33rd percentile in terms of revenue and at the 40th percentile in terms of market capitalization relative to the companies in this peer group.

Executive Compensation Program Components for FY2025

Named executive officer compensation awarded in the fiscal year ended January 31, 2025 consisted of the following components.

Compensation Element	How Payout is Determined	Performance Measures	Purpose
Base Salary • *Fixed* • *Paid in cash*	Compensation committee determines salary; considers competitive market information, retention, performance, criticality of role and potential impact	N/A	• Provides compensation at a level consistent with competitive practices • Reflects role, responsibilities, skills, experience and performance
Annual Performance-Based Bonus • *Variable* • *Paid in cash or in equity pursuant to our Senior Leadership Equity Bonus Program*	Compensation committee determines executive bonus; considers performance against pre-established goals, with discretion to reduce executive bonus payout amounts	Net New ARR[1], Non-GAAP Operating Income[2], and Revenue	• Motivates and rewards executives for achievement of annual goals • Aligns management and stockholder interests by linking pay to performance
Long-Term Equity Incentives • *Variable* • *Paid in stock*	• For RSUs: Compensation committee determines amounts and terms of RSU grants for executive officers • For PSUs: Compensation committee determines amounts and considers performance against pre-established goals, with discretion to reduce executive bonus payout amounts	For PSUs: ARR Growth[3] and Operating Cash Flow[4]	• Serves a retention function • Aligns management and stockholder interests by facilitating management ownership, linking pay to performance (for PSUs) and tying value of award at vesting to stock price at vesting

[1]   See definition of Net New ARR in the section titled "Executive Compensation—Annual Performance-Based Bonus Program".

[2]   See definition of Non-GAAP Operating Income in the section titled "Executive Compensation—Annual Performance-Based Bonus Program".

[3]   See definition of ARR Growth in the section titled "Executive Compensation—Long-Term Equity Incentives—Performance Stock Units".

[4]   See definition of Operating Cash Flow in the section titled "Executive Compensation—Long-Term Equity Incentives—Performance Stock Units".

Base Salary

Base salary represents the fixed portion of the compensation of our named executive officers, and is an important element of compensation intended to attract and retain highly talented individuals. The compensation committee's decisions on base salary levels for the named executive officers are primarily based on its review of competitive market information for comparable positions, the executive's performance of his or her duties, the criticality of the executive's role to the execution of corporate strategy and the executive's potential to impact future business results. For our named executive officers other than our Chief Executive Officer, the compensation committee also considers the Chief Executive Officer's recommended salary adjustments based on a position relative to the competitive market information. Base salaries are reviewed by our compensation committee annually and are adjusted from time-to-time as deemed appropriate.

For fiscal year 2025, the board of directors approved salary increases for our named executive officers, in each case to improve market alignment. Set forth below are the base salaries for each of the named executive officers for fiscal year 2025.

Named Executive Officer	2024 Base Salary ($)	2025 Base Salary ($)
Dev Ittycheria	400,000	500,000
Michael Gordon[1]	325,000	350,000
Cedric Pech	292,358[2]	302,500[3]

[1]   Effective January 31, 2025, Mr. Gordon resigned from his positions as Chief Operating Officer and Chief Financial Officer.

Mr. Pech's base salary is paid in Swiss Francs (CHF) and, for purposes of this table, is converted into U.S. dollars based on the exchange rate as of January 31, 2024 of 1.16 CHF to the U.S. Dollar.

(3) Mr. Pech's base salary is paid in Swiss Francs (CHF) and, for the purposes of the table, is converted into U.S. dollars based on the exchange rate as of January 31, 2025 of 1.10 CHF to the U.S. dollar.

The actual base salary amounts paid to our named executive officers for fiscal year 2025 are set forth in the "Summary Compensation Table" below.

Annual Performance-Based Bonus Program

Our annual performance-based bonus program for named executive officers provides incentive compensation that is specifically designed to motivate our named executive officers to achieve pre-established company-wide priorities set by the board of directors and to reward them for results and achievements in a given year. The annual target bonus opportunities for our named executive officers are determined by the compensation committee in the first quarter of each fiscal year and expressed as a percentage of their annual base salary, with the potential bonus opportunity generally commensurate with each executive's role and responsibilities. The bonus program has historically been paid out in cash; however, in an effort to further align their interests with that of our stockholders, beginning in fiscal year 2021 and continued for each fiscal year thereafter, our named executive officers and other senior executives had the opportunity to exchange their bonus cash compensation opportunity for an equity-based opportunity, pursuant to our Senior Leadership Equity Bonus Program, as more fully described below.

Target Award Opportunities. The target annual performance-based bonus award opportunities of our named executive officers were determined by the compensation committee in the first quarter of fiscal year 2025 and expressed as a percentage of their annual base salary, as follows:

Named Executive Officer	FY2025 Target Bonus Opportunity (%)	FY2025 Target Bonus Opportunity ($)
Dev Ittycheria	70	350,000
Michael Gordon[1]	65	227,500
Cedric Pech	140	423,500[2]

[1] Mr. Gordon stepped down from his position as Chief Operating Officer and Chief Financial Officer effective January 31, 2025.

[2] Mr. Pech's bonus is paid in Swiss Francs (CHF) and, for the purposes of the table, is converted into U.S. dollars based on the exchange rate as of January 31, 2025 of 1.10 CHF to the U.S. dollar.

In fiscal year 2025, there were no adjustments to target bonus opportunities for any of our named executive officers.

Executive Bonus Goal Setting. The compensation committee approved the performance metrics and their relative weighting for fiscal year 2025 performance-based bonus awards in the first quarter of fiscal year 2025. The targets against which performance is measured are generated through our annual budget and strategic planning process, which was reviewed with our board of directors and finalized in the first quarter of fiscal year 2025. For fiscal year 2025, the compensation committee again determined that the performance goals for our named executive officers would be comprised entirely of corporate performance goals. The compensation committee believes that these goals represent rigorous objectives for our named executive officers and align with stockholder interests.

The diagram below illustrates the mechanics of our annual performance-based bonus program.

Company Performance Goal Attainment		**Company Performance Accelerator / Decelerator**		**Final NEO Bonus Payout**
Based on pre-set quantitative financial targets 35% Net New ARR 35% Revenue 30% Non-GAAP Operating Income	**X**	*Pre-set leverage based on Company Performance Goal Attainment*	**=**	*0% - 150% of Bonus Targets Subject to 150% cap*

The table below indicates actual attainment levels of corporate performance metrics for fiscal year 2025. We are not disclosing target achievement figures or actual attainment percentages for any of our performance metrics as these amounts represent confidential financial information, the disclosure of which would result in competitive harm. Target achievement figures were set by our compensation committee in such a manner as to be challenging to attain.

Company Performance Goal[1][2]	Weighting	Attainment	Weighted Impact
Net New ARR[3]	35%	Below Target	26.7%
Non-GAAP Operating Income[4]	30%	Above Target	34.26%
Revenue	35%	Below Target	42%
Overall Corporate Achievement		102.96%[2]	
Final Payout		**105.9%**	

[1] The performance target (100% attainment) for each company performance goal is 100% of our fiscal year 2025 operating plan.

[2] Our named executive officers will only earn a bonus if the executive's attainment in the aggregate is at least 83.3% of the performance target. For purposes of calculating the bonus payout amount, when the executive's attainment exceeds the performance target, accelerators are triggered in order to reward the higher-than-expected performance, while decelerators are applied if the actual results are lower than the performance target. Potential payout is capped at 150% and ranges between 0-150% of the executive's target bonus opportunity (after applying the decelerator/accelerator factor). Actual payouts for fiscal year 2025 are included in this section under the heading "FY2025 Bonus Payouts".

[3] Net New ARR is defined as the net change of annualized recurring revenue ("ARR") over a given time period. ARR includes the revenue we expect to receive from our customers over the following 12 months based on contractual commitments and, in the case of customers to whom MongoDB Atlas was sold, through our direct sales force and channel partners, by annualizing the prior 90 days of their actual consumption of MongoDB Atlas, assuming no increases or reductions in their subscriptions or usage. ARR excludes professional services.

[4] Non-GAAP income from operations ("Non-GAAP Operating Income") is defined as GAAP operating income adjusted for stock-based compensation expense and amortization of intangible assets and post-combination compensation expense associated with prior acquisitions.

FY2025 Bonus Payouts. For our named executive officers, the compensation committee generally considers and approves actual performance-based bonus award payments for the first half of the fiscal year at their first meeting following July 31 of that fiscal year, and considers and approves actual performance-based bonus award payments for the second half of the fiscal year in the first quarter of the following fiscal year. When performance for the first half of the fiscal year is tracking at a level that is higher than 100% achievement, the compensation committee will typically approve the mid-year payouts based on 100% achievement, with any additional amounts earned to be paid when performance for the entire year is determined. Conversely, in the event the amounts determined and paid for the first half of the fiscal year are subsequently determined to be higher than the amounts earned based on full year performance, such excess amounts may be deducted from the year-end payouts at the compensation committee's discretion.

In August 2024, the compensation committee reviewed proposed payouts for the first half of fiscal year 2025 for our named executive officers and concluded that achievement of the corporate performance goals for the first half of fiscal year 2025 was determined to be 90% of target, which, due to decelerators, resulted in an 80.9% payout. In February 2025, achievement of the corporate performance goals for the second half of fiscal year 2025 for these named executive officers was determined to be 102.96% of target, which, due to accelerators, resulted in a 105.9% payout. The compensation committee reviewed and approved the bonus payments to these executives for fiscal year 2025, as set forth in the table below.

Named Executive Officer	FY2025 Target Bonus Opportunity (%)	FY2025 Target Bonus Opportunity ($)	FY2025 Bonus – Corporate Performance Achievement (%)	Actual Annual Bonus Earned ($)	Actual Annual Bonus (as a % of Target Bonus)
Dev Ittycheria	70	350,000	105.9	370,685[1]	105.9
Michael Gordon[2]	65	227,500	105.9	240,945[1]	105.9
Cedric Pech	140	423,500[2]	105.9	448,529[3]	105.9

[1] Messrs. Ittycheria and Gordon were paid in performance stock units in lieu of cash, pursuant to the Senior Leadership Equity Bonus Program described below.

[2] Mr. Gordon stepped down from his position as Chief Operating Officer and Chief Financial Officer effective January 31, 2025.

Mr. Pech's cash bonus is set and paid in Swiss Francs (CHF) and, for the purposes of the table, is converted into U.S. dollars based on the exchange rate as of January 31, 2025 of 1.10 CHF to the U.S. dollar.

Senior Leadership Equity Bonus Program. In order to encourage our executives to increase their equity holdings and further align their interests with that of our stockholders, beginning in fiscal year 2021 and continuing for fiscal year 2025, the compensation committee approved a Senior Leadership Equity Bonus Program. Under this program, certain senior executives, including our named executive officers, could elect, at the beginning of the fiscal year, to have their target performance-based bonus award structured as a stock-settled award (the "bonus stock award") in the form described below, rather than being paid in cash. Under the terms of the program, senior executives who elect to participate receive their target annual incentive award as a bonus stock award will receive a restricted stock unit award that vests in two installments following the determinations of the award achieved for the first half and second half of the fiscal year. The target grant date value of the bonus stock awards received by participants in the program is equal to 100% of the target cash bonus exchanged, without premium, calculated based on the closing price of our common stock on a date shortly prior to the grant date. The bonus stock awards for fiscal year 2025 were granted on March 22, 2024.

Our Chief Executive Officer and our former Chief Operating Officer & Chief Financial Officer elected to participate in the program with respect to their fiscal year 2025 bonus awards.

Below are the details of the bonus stock awards issued to our Chief Executive Officer and our former Chief Operating Officer & Chief Financial Officer pursuant to the program.

Named Executive Officer	FY2025 Target Bonus Opportunity ($)	Target Number of Shares Granted Under FY2025 Bonus Stock Awards in Lieu of Cash Bonus[1]	Number of Shares Earned under Bonus Stock Awards in Lieu of Cash Payout[2]
Dev Ittycheria	350,000	949	1,005
Michael Gordon	227,500	617	654

[1] The target number of performance stock units to be awarded was determined by dividing the executive's target bonus opportunity by $368.94, the closing stock price as of March 14, 2024. The value shown here may differ from the grant date fair value shown in the applicable compensation tables because of the accounting methodology required in those tables in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718.

[2] Consistent with the cash bonus program, the executive may vest in up to 150% of the target number of shares underlying the bonus stock award, including the effect of the accelerators. For Mr. Ittycheria, 1,005 shares underlying the bonus stock award vested for fiscal year 2025. For Mr. Gordon , 654 shares underlying the bonus stock award vested for fiscal year 2025.

The performance-based bonus award payments made to our named executive officers for fiscal year 2025 are set forth in the "Summary Compensation Table" below.

Long-Term Equity Incentives

Long-term incentive compensation in the form of equity awards is an important tool for us to attract industry leaders of the highest caliber and to retain them for the long term. We provide long-term incentive compensation to ensure that a significant portion of named executive officer compensation is tied to our long-term results and increases in stockholder value. The majority of our named executive officers' target total direct compensation opportunity in fiscal year 2025 was provided in the form of long-term equity awards.

The compensation committee annually approves long term equity incentive compensation to our named executive officers consisting of RSUs and PSUs. The target value of long-term equity awards under our annual long-term incentive program is weighted 50% in the form of PSUs and 50% in the form of RSUs. The RSUs vest subject to service requirements while PSUs are earned contingent upon achievement of ARR Growth and Operating Cash Flow performance targets and vest subject to service requirements.

Restricted Stock Units

The compensation committee grants some or all of our executive officers a grant of time-vesting RSUs each year as part of our annual review of our executive compensation program. The compensation committee, in consultation with the Chief Executive Officer (except in regard to his equity awards), determines the size and material terms of equity awards granted to our named executive officers, taking into account the role and responsibility of the named executive officer, our philosophy of more heavily weighting equity compensation over cash compensation, individual performance, competitive factors including competition for technology executives, peer group data, the size and value of unvested and outstanding equity compensation already held by each executive officer, the total annual target cash compensation opportunity for each named executive officer and retention objectives. The Compensation Committee independently determines the long-term incentive awards for the CEO.

Each RSU is the economic equivalent of one share of MongoDB's common stock and is settled in shares of MongoDB's common stock. Since the value of the RSU awards increases with any increase in the value of the underlying shares, they serve as an incentive that aligns the interests of our executive officers with the long-term interests of our stockholders. In addition, because they are subject to a multi-year vesting requirement, RSU awards serve our retention objectives since our executive officers generally must remain continuously employed by us through the applicable vesting dates to fully earn these awards. Unlike stock options, RSUs have real economic value when they vest even if the market price of our common stock declines or stays flat, thus delivering more predictable and durable value to our executive officers. Additionally, because of their "full value" nature, RSU awards deliver the desired grant date fair value using a lesser number of shares than an equivalent stock option, thereby enabling us to reduce the dilutive impact of our long-term incentive award mix and to use our equity compensation resources more efficiently.

The table below sets forth the RSU awards granted to our named executive officers during fiscal year 2025, as approved by the compensation committee. All executives received annual long-term incentive RSU grants on March 22, 2024.

Named Executive Officer	Time-Based RSUs (number of shares)	Aggregate Grant Date Fair Value ($)[1]
Dev Ittycheria	20,683[2]	7,352,807
Michael Gordon	9,429[2][3]	3,352,010
Cedric Pech	9,733[2]	3,460,082

[1] The grant date fair value was computed in accordance with ASC 718 based on the closing stock price at the grant date, as reported on the Nasdaq. The value shown here may differ from the grant date fair value shown in the applicable compensation tables because of the accounting methodology required in those tables in accordance with FASB ASC Topic 718.

[2] RSUs were granted on March 22, 2024. The number of RSUs was determined based on a target dollar value, calculated using the 30-day VWAP of our stock during the period ending on, or a few days prior to, the grant date.

[3] In accordance with Mr. Gordon's regular four-year vesting schedule described below, 2,357 RSUs have vested, and the remaining 7,072 shares were forfeited in connection with the termination of Mr. Gordon's Advisory Agreement. For more information, please see the section titled "Executive Compensation—Employment, Severance and Change in Control Agreements—Offer Letters and Employment Agreements".

The RSUs granted to Messrs. Ittycheria, Gordon and Pech for fiscal year 2025 are subject to time-based vesting over four years, with 1/16th of shares granted vesting each quarter following April 1, 2024, contingent on their continued employment with us through each vesting date.

Performance Stock Units

Each PSU is the economic equivalent of one share of MongoDB's common stock and is settled in shares of MongoDB's common stock. PSUs may be earned over a one-year performance period based upon satisfaction of certain performance metrics (as described below), and are subject to three-year ratable service-based vesting from the grant date, except that the first vesting date is the later of April 1, 2025 and the date of certification by the compensation committee of the applicable performance metrics.

The PSUs granted in fiscal 2025 were eligible to be earned between 0% and 200% ("Performance Target Ranges") based on the percentage growths of MongoDB's ARR ("ARR Growth") and cash generated by our regular operating activities ("Operating Cash Flow"), each from February 1, 2024 through January 31, 2025. Consistent with fiscal year 2024, in fiscal year 2025, we used Operating Cash Flow as a sliding metric to determine whether any PSUs would be eligible for vesting based on achievement of a predetermined Operating Cash Flow level.

Our compensation committee considered a variety of factors, including our continued growth, our dynamic, highly competitive industry and the difficulty of predicting future performance in such an environment, and concluded that ARR Growth and Operating Cash Flow were most directly linked to our long-term growth plan and, as a result, their performance drive stockholder value and align the interests of our management with those of our stockholders.

The table below sets forth the PSU awards (reflected at target of 100%) granted to our named executive officers during fiscal year 2025, as approved by the compensation committee. All executives received the annual long-term incentive PSU grants on March 22, 2024. PSUs are eligible to be earned between 0% and 200% of target based on MongoDB's ARR Growth and Operating Cash Flow, in each case from February 1, 2024 through January 31, 2025.

Named Executive Officer	Target Performance-Based PSUs (number of shares)	Aggregate Grant Date Fair Value at Target[1]
Dev Ittycheria	20,683[2]	7,352,807
Michael Gordon	9,429[2][3]	3,352,010
Cedric Pech	9,733[2]	3,460,082

[1] The grant date fair value was computed in accordance with ASC 718 based on the closing stock price at the grant date, as reported on the Nasdaq. The value shown here may differ from the grant date fair value shown in the applicable compensation tables because of the accounting methodology required in those tables.

[2] PSUs were granted on March 22, 2024. The number of PSUs was determined based on a target dollar value, calculated using the 30-day VWAP of our stock during the period ending on, or a few days prior to, the grant date.

[3] In accordance with Mr. Gordon's fiscal year 2025 PSU payout described below, on April 1, 2025, 2,577 PSUs vested and 566 shares were canceled. The remaining 6,286 shares were forfeited in connection with the termination of Mr. Gordon's Advisory Agreement. For more information, please see the section titled Executive Compensation—Employment, Severance and Change in Control Agreements—Offer Letters and Employment Agreements".

In February 2025, achievement of the corporate performance goals for fiscal year 2025 for our named executive officers was determined to be 82% of target in the aggregate. The compensation committee accordingly reviewed and approved PSU achievement at 82% of target for fiscal year 2025. The table below indicates actual attainment levels of corporate performance metrics for fiscal year 2025. We are not disclosing actual target achievement levels or actual attainment for any of our performance metrics as these amounts represent confidential financial information, the disclosure of which would result in competitive harm.

Company Performance Goal[1]	Weighting	Attainment	Weighted Impact
ARR Growth	70%	Below Target	28%
Operating Cash Flow	30%	Above Target	54%
Final Payout		82%	

[1] The performance target (100% attainment) for each company performance goal is 100% of our fiscal year 2025 operating plan.

Equity Grant Practices. We have the following practices regarding equity compensation grants:

- We do not strategically time long-term incentive awards in coordination with the release of material non-public information ("MNPI") and have never had a practice of doing so.

- We have never timed and do not plan to time the release of MNPI for the purpose of affecting the value of executive compensation.

- For equity grants to be granted to our non-employee directors at our 2025 annual meeting and to our executive officers and other employees for fiscal year 2026, we determined the number of shares based on a target dollar value, calculated using the 30-day VWAP of our stock during the period ending on, or a few days prior to, the grant date. We believe that using the VWAP mitigates the effect of any variations in stock price that may occur in the final minutes of trading if the closing price were used.

- We do not currently grant stock options, stock appreciation rights (SARs) or similar awards with "option-like" features, and thus we have not adopted a policy regarding the timing of any such awards in connection with the disclosure of MNPI.

- The accounting for equity awards granted by us is compliant with accounting principles generally accepted in the United States and is disclosed in our annual and quarterly financial reports filed with the SEC.

Health and Welfare Plans; Retirement Plans

Our named executive officers are eligible to receive the same employee benefits that are generally available to all full-time employees in their respective jurisdictions, subject to the satisfaction of certain eligibility requirements.

For our U.S.-based named executive officers (Messrs. Ittycheria, Gordon and Tanjga), these benefits include our health, dental and vision plans and life and disability insurance plans, on the same basis as any other salaried U.S. employees. In addition, we maintain a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to the applicable annual limits set forth in the Internal Revenue Code of 1986, as amended (the "Code"). In fiscal year 2025, we did not provide an employer match on employee contributions.

For our Switzerland-based named executive officer, Cedric Pech, these benefits include our health, dental and vision plans and life and disability insurance plans, on the same basis as any other salaried Switzerland employees. In addition, we maintain a pension plan that provides benefits to Mr. Pech and other Switzerland-based employees, including old-age retirement pension or capital payment, death lump sum and pension to surviving partner, orphans' pension and disability pension. Contributions to the pension are paid in part by us and in part by the employee, with contribution amounts dependent on an employee's salary and age.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our executive officers, including our named executive officers, except as generally made available to our employees, or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties. For each of our named executive officers, we have engaged CyberWa, Inc., a cyber-protective service company, to analyze (on a monthly basis) the IT equipment used by all of our named executive officers to ensure the data privacy and cybersecurity of our named executive officers. Based on assessments conducted to evaluate our security measures, at times, we may provide enhancements to the security measures taken with respect to our named executive officers in order to protect them from certain risks associated with their position, including enhancing security at the named executive officer's personal residence. We believe that, due to the nature of our business, such services are essential to the protection of our data, and have required all named executive officers to remain compliant with cybersecurity protocols.

Employment, Severance and Change in Control Agreements

Offer Letters and Employment Agreements

We have offer letters or employment agreements with each of our named executive officers. The offer letters and employment agreements generally provide for at-will employment and set forth the executive officer's initial base salary, initial target bonus, initial equity grant amount, eligibility for employee benefits and severance benefits upon a qualifying termination of employment. Each of our named executive officers has also executed our standard form of invention assignment, confidentiality and arbitration agreement. In addition, in connection with his resignation as our Chief Operating Officer and Chief Financial Officer, effective January 31, 2025, Mr. Gordon entered into an Advisory Agreement (the "Advisory Agreement") with us effective February 1, 2025. The key terms of employment with our named executive officers are described below.

Dev Ittycheria

We entered into an amended and restated offer letter with Dev Ittycheria, our President and Chief Executive Officer, dated September 29, 2017, as further amended and restated in December 2021 which sets forth the terms and conditions of his employment with us. Mr. Ittycheria's annual base salary pursuant to his amended and restated offer letter is $400,000 (as may be amended from time to time). Mr. Ittycheria is also eligible to receive an annual target bonus of $280,000 (as may be amended from time to time) pursuant to our bonus plan. Mr. Ittycheria's employment is at will and may be terminated at any time, with or without cause.

The amended and restated offer letter agreement with Mr. Ittycheria provides that, if we terminate Mr. Ittycheria for any reason other than for "cause" or due to Mr. Ittycheria's death or disability, or if Mr. Ittycheria resigns his position with us for "good reason" (as such terms are defined in his offer letter), Mr. Ittycheria would be entitled to receive payment of his then-current base salary for a period of 12 months following his termination date in accordance with our regular payroll practices, and company-paid health insurance coverage for a period of 12 months following his termination date. In addition, if such termination or resignation occurs either in connection with, or within three months prior to or 12 months after, a change in control, Mr. Ittycheria would also be entitled to receive (i) payment of his target cash bonus for a period of 12 months following his termination date, in addition to payment of any earned but unpaid annual bonus for the fiscal year preceding the fiscal year in which the termination date occurs (except if he previously elected to receive a bonus stock award in lieu of cash for such period), (ii) 100% acceleration of vesting of all then-outstanding time-based unvested equity awards held by Mr. Ittycheria and acceleration of vesting of then-outstanding performance-based unvested equity awards held by Mr. Ittycheria based on the greater of target performance or actual performance. Payment of any of the above-described severance benefits is conditioned on the delivery and non-revocation of a general release of claims in our favor within 50 days after Mr. Ittycheria's termination.

Michael Gordon

We entered into an amended and restated offer letter with Michael Gordon, our former Chief Operating Officer and Chief Financial Officer, dated September 29, 2017, as further amended and restated in January 2022 which sets forth the terms and conditions of his employment with us. Mr. Gordon's annual base salary pursuant to this amended and restated offer letter is $325,000 (as may be amended from time to time). Mr. Gordon is also eligible to receive an annual target bonus of $211,250 (as may be amended from time to time) pursuant to our bonus plan. Mr. Gordon's employment is at will and may be terminated at any time, with or without cause.

The amended and restated offer letter agreement with Mr. Gordon provides that if we terminate Mr. Gordon for any reason other than for "cause" or due to Mr. Gordon's death or disability, or Mr. Gordon resigns his position with us for "good reason" (as such terms are defined in his offer letter), Mr. Gordon would be entitled to receive payment of his then-current base salary for a period of six months following his termination date in accordance with our regular payroll practices, and company-paid health insurance coverage for a period of six months following his termination date. In addition, in the event such termination or resignation occurs either in connection with, or within three months prior to or 12 months after, a change in control, Mr. Gordon would also be entitled to receive (i) payment of his target cash bonus for a period of six months following his termination date, in addition to payment of any earned but unpaid annual bonus for the fiscal year preceding the fiscal year in which the termination date occurs (except if he previously elected to receive a bonus stock award in lieu of cash for such period), (ii) 100% acceleration of vesting of all then-outstanding time-based unvested equity awards held by Mr. Gordon and acceleration of vesting of then-outstanding performance-based unvested equity awards held by Mr. Gordon based on the greater of target performance or actual performance. Payment of any of the above-described severance benefits is conditioned on the delivery and non-revocation of a general release of claims in our favor within 50 days after Mr. Gordon's termination.

Mr. Gordon stepped down as our Chief Operating Officer and Chief Financial Officer on January 31, 2025. He did not receive any severance in connection with his resignation. Following his resignation, and pursuant to his Advisory Agreement, Mr. Gordon continued to serve as a consultant to MongoDB through the termination of the Advisory Agreement on May 1, 2025. The only compensation Mr. Gordon received in connection with the provision of advisory services was the continued vesting of his outstanding service-based awards. In connection with the termination of the Advisory Agreement on May 1, 2025, all outstanding and unvested service-based awards held by Mr. Gordon were forfeited.

Cedric Pech

We entered into a Swiss-law governed employment agreement with Cedric Pech, our President of Field Operations and former Chief Revenue Officer, with an effective date of February 11, 2019, as further amended and restated in January 2022, which sets forth the terms and conditions of his employment with us. Mr. Pech's annual base salary pursuant to his amended and restated employment agreement is CHF 252,033 ($277,236) (as may be amended from time to time). Mr. Pech is also eligible to receive annual target sales compensation of CHF 352,846 ($388,131) (as may be amended from time to time) pursuant to our variable compensation plan. The initial terms and conditions of Mr. Pech's employment are set forth in his written employment agreement. Mr. Pech's base salary and target sales compensation are set and paid in CHF and converted into U.S. dollars for purposes of these disclosures based on the exchange rate as of January 31, 2025 of 1.10 CHF to the U.S. dollar, as reflected above.

The employment agreement with Mr. Pech provides that, if we terminate Mr. Pech for any reason other than for "cause" or due to Mr. Pech's death or disability, or if Mr. Pech resigns his position with us for "good reason" (as such terms are defined in his employment agreement), Mr. Pech would be entitled to receive payment of his then-current base salary for a period of six months following his termination date in accordance with our regular payroll practices, and an amount equal to six months of his then-current health insurance premium for a period of six months. In addition, if such termination or resignation occurs either in connection with, or within three months prior to or 12 months after, a change in control, Mr. Pech would also be entitled to receive (i) payment of his target cash bonus for a period of six months following his termination date, in addition to payment of any earned but unpaid annual bonus for the fiscal year preceding the fiscal year in which the termination date occurs (except if he previously elected to receive a bonus stock award in lieu of cash for such period), (ii) 100% acceleration of vesting of all then-outstanding time-based unvested equity awards held by Mr. Pech and acceleration of vesting of then-outstanding performance-based unvested equity awards held by Mr. Pech based on the greater of target performance or actual performance. Payment of any of the above-described severance benefits is conditioned on the delivery and non-revocation of a general release of claims in our favor within 50 days after Mr. Pech's termination.

Tax and Accounting Implications

Accounting for Stock-Based Compensation

Under ASC 718, we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. We record share-based compensation expense on an ongoing basis according to ASC 718.

Deductibility of Executive Compensation

Under Section 162(m) of the Internal Revenue Code, compensation paid to each of our "covered employees" that exceeds $1 million per taxable year is generally nondeductible. Although the compensation committee will continue to consider tax implications as one factor in determining executive compensation, the compensation committee also looks at other factors in making its decisions and retains the flexibility to provide compensation for our named executive officers in a manner consistent with the goals of our executive compensation program and the best interests of our stockholders, which may include providing for compensation that is not deductible due to the deduction limit under Section 162(m).

Additional Compensation Policies and Practices

Executive Officer Recoupment ("Clawback") Policy

In fiscal year 2024, our board of directors adopted the MongoDB, Inc. Financial Restatement Compensation Recoupment Policy (the "Recoupment Policy") in accordance with Rule 10D-1 of the Dodd-Frank Act. Under the Recoupment Policy, our compensation committee will, to the extent permitted by law, recoup any incentive compensation (cash and equity) received by the executive officers in the event of a restatement of our financial statements (regardless of whether detrimental conduct has occurred). In the case of a restatement of our financial statements, the board of directors will reasonably promptly recover the amount by which the incentive compensation received exceeds the amount that would have been received if the error had not been made within the three years preceding the date on which the board of directors determines that the financial measure contains a material error.

In addition, we maintain a separate misconduct compensation recoupment policy (the "Misconduct Recoupment Policy") which provides that our compensation committee may exercise its discretion to require any of our executive officers to reimburse bonus, incentive or equity-based compensation awarded to such executive officer, up to 100% of such compensation, if such executive officer (i) engages in intentional misconduct or gross negligence that results, in whole or in part, in a financial restatement, (ii) commits any act or omission that constitutes or, if it occurred during the executive officer's employment, would constitute, "cause", (iii) been aware of or willfully blind to any act or omission that would constitute "misconduct" under the Misconduct Recoupment Policy that occurred in an area over which the executive officer had supervisory authority or (iv) violated any restrictive covenants applicable to the executive officer.

Insider Trading Policy; Policy Prohibiting Hedging and Pledging of Our Equity Securities

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our Company's securities by directors, officers, and employees, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as Nasdaq listing standards. While MongoDB itself is not subject to the Insider Trading Policy, MongoDB does not trade in its securities when it is in possession of material nonpublic information except as may be pursuant to an appropriately adopted Rule 10b5-1 trading plan.

Our insider trading policy also prohibits all of our employees, directors and consultants from pledging or engaging in hedging or similar transactions in our stock, such as prepaid variable forwards, equity swaps, collars, puts, calls and short sales.

Stock Ownership Guidelines

In 2019, the board of directors adopted stock ownership guidelines for our executive officers. The guidelines require that, within five years of the date the guidelines were adopted or five years of first becoming one of our executive officers, each executive officer own at least a number of shares of common stock equal to a multiple of the executive's base salary, as follows:

- Chief Executive Officer: must hold shares of MongoDB common stock with a value equal to five times his base salary; and

- All other executive officers: must hold shares of MongoDB common stock with a value equal to three times their base salary.

The following shares of our common stock count towards compliance with the guidelines:

- Shares owned by the executive officer;

- Shares owned jointly by the executive officer and spouse;

- Shares held in a trust established by the executive officer for the benefit of the executive officer and/or family members;

- Shares equal to the number of vested deferred stock units credited to the executive officer under any arrangement maintained by us;

- Shares credited to the executive officer's 401(k) plan account; and

- Vested shares of time-based restricted stock/restricted stock units to the extent they have not yet settled.

Unvested and unearned performance-vesting shares/units, unvested restricted shares/units and unexercised stock options (whether vested or unvested) do not count towards director or executive officers' compliance with the guidelines.

Compensation Risk Assessment

As part of its oversight of our executive compensation program, the compensation committee reviews and considers any potential risk implications created by its compensation awards. The compensation committee believes that the executive compensation program is designed with the appropriate balance of risk and reward in relation to our overall business strategy and that the balance of compensation elements does not encourage excessive risk taking. The compensation committee will continue to consider compensation risk implications, as appropriate, in designing any new executive compensation components. In connection with its continual risk assessment, the compensation committee notes the following attributes of the executive compensation program:

- the balance between fixed and variable compensation, short and long-term compensation, and cash and equity payouts; and

- regular review of the executive compensation program by an independent compensation consultant.

The compensation committee also has oversight over our responsibility to review all our compensation policies and procedures, including the incentives that they create, to determine whether they present a significant risk. In consultation with management and Semler Brossy, in May 2024, the compensation committee assessed our compensation plans, policies and practices for named executive officers and other employees and concluded that they do not create risks that are reasonably likely to have a material adverse effect on MongoDB. This risk assessment included, among other things, a review of our cash and equity incentive-based compensation plans to ensure that they are aligned with our performance goals and overall target total direct compensation to ensure an appropriate balance between fixed and variable pay components. The compensation committee conducts this assessment annually.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the section titled "Compensation and Discussion Analysis" with management. Based on such review and discussion, the compensation committee has recommended to the board of directors that the section titled "Compensation Discussion and Analysis" be included in this proxy statement and incorporated into MongoDB's annual report on Form 10-K for the fiscal year ended January 31, 2025.

Respectfully submitted by the members of the compensation committee of the board of directors:

The Compensation Committee

Francisco D'Souza (Chair)
Archana Agrawal
Tom Killalea
Ann Lewnes

The material in this report is not "soliciting material," is not deemed "filed" with, the SEC and is not to be incorporated by reference in any filing of MongoDB under the Securities Act or the Exchange Act, other than our Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Executive Compensation Tables

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for our fiscal year ended January 31, 2025 in accordance with SEC rules.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)	Total ($)
Dev Ittycheria *President and Chief Executive Officer*	2025	500,000	15,046,370[3]	—	296,975[4]	15,843,345
	2024	400,000	14,825,835	—	65,612[5]	15,291,447
	2023	400,000	12,797,690	—	31,500	13,229,190
Michael Gordon *Chief Operating Officer and Chief Financial Officer*	2025	350,000	6,925,565[3]	—	27,390[4]	7,302,955
	2024	325,000	7,323,167	—	33,430	7,681,597
	2023	325,000	6,369,696	—	31,500	6,726,196
Cedric Pech *President of Field Operations*[6]	2025	302,500	6,920,163[3]	448,252	114,683[7]	7,785,598
	2024	292,358	7,107,244	613,952	140,829[7]	8,154,383
	2023	272,196	6,911,509	366,530	134,373	7,684,608

[1] The amounts in this column represent the grant date fair value of equity awards granted during the year. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the named executive officers. Equity awards granted during each year include: (a) awards of time-based RSUs, (b) awards of PSUs pursuant to the Senior Leadership Equity Bonus Program and (c) awards of PSUs under our long-term incentive program, each granted under the 2016 Plan. RSU and PSU awards are valued based on the closing price of our common stock on the grant date in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the RSUs and PSUs reported in this column are set forth in Note 10 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the applicable fiscal year. In the case of PSUs, the grant date fair value was determined based on the applicable performance conditions being achieved at the target payout level, which we determined to be the probable outcome as of the grant date. The grant date fair value shown here may differ from the approved value shown in the Compensation Discussion and Analysis because of the accounting methodology required in this table.

[2] Represents annual performance-based cash bonus awards. The amounts reported represent performance-based cash bonus awards earned by the named executive officer based on the achievement of certain company goals and the individual's target bonus amount. Bonus awards are paid semi-annually, based on the achievement of the company objectives set at the beginning of the fiscal year. For fiscal year 2025, Messrs. Ittycheria and Gordon did not receive a performance-based cash bonus award, as they elected to be paid in equity in lieu of cash. Please see the section titled "Senior Leadership Equity Bonus Program" in our Compensation Discussion and Analysis for additional details.

[3] Includes (i) in the case of Messrs. Ittycheria and Gordon, an award of PSUs granted pursuant to the executive's election to receive a bonus stock award under the Senior Leadership Equity Bonus Program in lieu of fiscal year 2025 non-equity incentive compensation and (ii) in the case of each of our named executive officers, an award of RSUs and PSUs granted pursuant to our long-term incentive program. For Mr. Ittycheria, includes 949 PSUs with a grant date fair value of $340,757 granted pursuant to the Senior Leadership Equity Bonus Program and, pursuant to our long-term incentive program, 20,683 RSUs with a grant date fair value of $7,352,807 and 20,683 PSUs with a grant date fair value of $7,352,807. For Mr. Gordon, includes 617 PSUs with a grant date fair value of 221,546 granted pursuant to the Senior Leadership Equity Bonus Program and, pursuant to our long-term incentive program, 9,429 RSUs with a grant date fair value of $3,352,010 and 9,429 PSUs with a grant date fair value of $3,352,010. For Mr. Pech, includes 9,733 RSUs with a grant date fair value of $3,460,082 and 9,733 PSUs with a grant date fair value of $3,460,082 granted pursuant to our long-term incentive program. Each of the foregoing grant date fair values was determined based on the applicable performance conditions being achieved at the target payout level, which we determined to be the probable outcome as of the grant date. Assuming that maximum performance is achieved under the Senior Leadership Equity Program, the value of the PSUs made to Messrs. Ittycheria and Gordon at the date of grant would have been $510,956 and $332,139, respectively. Assuming that maximum performance is achieved under the long-term incentive program, the value of the PSUs made to Messrs. Ittycheria, Gordon and Pech at the date of grant for fiscal year 2025 would have been $14,705,613, $6,704,019 and $6,920,163, respectively. Please see the sections titled "Senior Leadership Equity Bonus Program" and "Long-Term Equity Incentives" in our Compensation Discussion and Analysis and the "Grants of Plan-Based Awards" table for additional details.

[4] Represents (i) $24,792 each in expenses incurred by us related to a cybersecurity assessment and related services ("Cybersecurity Services") at the executive's personal residence; (ii) gross-up payment for food vouchers offered to all U.S. based employees and (iii) in the case of Mr. Ittycheria, $271,542 incurred by us related to security enhancements for Mr. Ittycheria's personal residence.

[5] In addition to amounts previously reported in this column, in fiscal year 2024, Mr. Ittycheria received personal security services valued at $33,726.

[6] Mr. Pech's cash compensation was paid in CHF and, for the purposes of the table, converted into U.S. dollars based on the exchange rate as of January 31, 2025 of 1.10 CHF to U.S. dollar for fiscal year 2025 (except for Cybersecurity Services which were paid in U.S. dollars). Values for fiscal year 2024 were calculated based on the exchange rate of January 31, 2024 of 1.16 CHF to U.S. dollar (except for the Cybersecurity Services which were

paid in U.S. dollars). Values for fiscal year 2023 were calculated based on the exchange rate of January 31, 2023 of 1.08 CHF to U.S. dollar (except for the Cybersecurity Services which were paid in U.S. dollars). Effective December 9, 2024, Mr. Pech was promoted to President of Field Operations from his prior role of Chief Revenue Officer.

(7)   Represents (a) a monthly housing and health coverage allowance of $39,917, (b) a health allowance of $5,808, (c) $24,792 of expenses incurred by us for Cybersecurity Services at the executive's personal residence, (d) employer contributions to a Swiss pension (defined contribution) plan of $42,533 and (e) life insurance (or similar risk insurance) premiums paid by us of $1,633.

Grants of Plan-Based Awards

The following table presents information regarding each plan-based award granted to our named executive officers during the fiscal year ended January 31, 2025.

Name	Grant Date[1]	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[5]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[4] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Dev Ittycheria	3/22/2024	RSU[1]		—		—	—	—	20,683	7,352,807
	3/22/2024	PSU[1]		—		10,341	20,683	41,366	—	7,352,807
	3/20/2024	PSU[2]		—		474	949	1,423	—	340,757
Michael Gordon	3/22/2024	RSU[1]		—		—	—	—	9,429	3,352,010
	3/22/2024	PSU[1]		—		4,714	9,429	18,858	—	3,352,010
	3/20/2024	PSU[2]		—		308	617	925	—	221,546
Cedric Pech	3/22/2024	Annual Cash	211,750	423,500	635,250	—	—	—	—	—
	3/22/2024	RSU[1]		—		—	—	—	9,733	3,460,082
	3/22/2024	PSU[1]		—		4,866	9,733	19,466	—	3,460,082

(1)   The time-based RSUs and PSUs granted to Messrs. Ittycheria, Gordon and Pech on March 22, 2024 under the 2016 Plan were pursuant to our long-term equity incentive program.

(2)   The PSUs granted to Messrs. Ittycheria and Gordon on March 20, 2024 under the 2016 Plan were pursuant to the Senior Leadership Equity Bonus Program (see "Outstanding Equity Awards at Fiscal Year-End" below).

(3)   Amounts represent the threshold, target and maximum number of shares that could be earned pursuant to (i) PSUs granted under the long-term incentive program granted on March 22, 2024 and (ii) the Senior Leadership Equity Bonus Program in lieu of fiscal year 2025 non-equity incentive compensation on March 20, 2024.

(4)   Time-based RSU awards and performance-based PSU awards are valued based on the grant date fair value. The assumptions used in calculating the grant date fair value of the RSUs and PSUs reported in this column are set forth in Note 10 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the applicable fiscal year. In the case of PSUs, the grant date fair value was determined based on the applicable performance conditions being achieved at the target payout level, which we determined to be the probable outcome as of the grant date. Assuming that maximum performance is achieved under the Senior Leadership Equity Program, the value of the PSUs made to Messrs. Ittycheria and Gordon at the date of grant would have been $510,956 and $332,139, respectively. The stock price at the grant date was based on the closing price of our common stock on the grant date, as reported on the Nasdaq as follows: March 20, 2024 ($359.07). Assuming that maximum performance is achieved under the long-term incentive program, the value of the PSUs made to Messrs. Ittycheria, Gordon and Pech at the date of grant for fiscal year 2025 would have been $14,705,613, $6,704,019 and $6,920,163, respectively. The stock price at the grant dates was based on the closing price per share of our common stock on the grant date, as reported on the Nasdaq as follows: March 22, 2024 ($355.50). RSUs for Messrs. Ittycheria and Pech will vest in quarterly installments over four years. RSUs for Mr. Gordon, who stepped down on January 31, 2025 as our Chief Operating Officer and Chief Financial Officer and instead assumed an advisory position, vested in quarterly installments until the termination of his Advisory Agreement filed as Exhibit 10.20 on our Form 10-K filed with the SEC on March 20, 2025. One-third of the PSUs granted to Messrs. Ittycheria, Gordon and Pech under our long-term incentive program vested on April 1, 2025 following the determination by our compensation committee regarding the underlying performance conditions, and for Messrs. Ittycheria and Pech, the remaining two-thirds will vest ratably on each of April 1, 2026 and April 1, 2027, while Mr. Gordon's remaining two-thirds were forfeited upon the termination of his Advisory Agreement. PSUs for Messrs. Ittycheria and Gordon granted under our Senior Leadership Equity Bonus Program vested on April 1, 2025, following the determinations of the award achieved for the full fiscal year 2024.

(5)   Mr. Pech's annual cash bonus target is set and paid in CHF and, for the purposes of the table, converted into U.S. dollars based on the exchange rate as of January 31, 2025 of 1.10 CHF to the U.S. dollar. Actual payout is reported in the "Summary Compensation Table" in the "Non-Equity Incentive Plan Compensation" column.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards held by our named executive officers as of January 31, 2025. Michael Gordon, our former Chief Operating Officer and Chief Financial Officer, stepped down on January 31, 2025. However, pursuant to his Advisory Agreement, Mr. Gordon held time-based equity awards as of January

31, 2025, which continued to vest through the termination of the Advisory Agreement on May 1, 2025. All awards were granted under our 2008 Stock Plan (the "2008 Plan") or the 2016 Plan.

			Option Awards				Stock Awards			
Name	Grant Date[1]	Award Type	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[1]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2][4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3][4]
Dev Ittycheria	4/13/2016	NQ	21,366	—	6.50	4/13/2026	—	—	—	—
	2/26/2021	RSU	—	—	—	—	1,601	437,585	—	—
	3/11/2022	PSU	—	—	—	—	6,644	1,815,938	—	—
	3/11/2022	RSU	—	—	—	—	6,108[5]	1,669,439	—	—
	4/2/2022	PSU	—	—	—	—	469[6]	128,187	—	—
	3/24/2023	PSU	—	—	—	—	22,468[7]	6,140,954	—	—
	3/24/2023	RSU	—	—	—	—	18,863	5,155,635	—	—
	3/20/2024	PSU	—	—	—	—	475[9]	129,827	—	—
	3/22/2024	PSU	—	—	—	—	20,683[8]	5,653,078	—	—
	3/22/2024	RSU	—	—	—	—	16,805	4,593,143	—	—
Michael Gordon	4/13/2016	NQ	108,859	—	6.50	4/13/2026	—	—	—	—
	2/26/2021	RSU	—	—	—	—	765	209,090	—	—
	3/11/2022	PSU	—	—	—	—	3,248	887,743	—	—
	3/11/2022	RSU	—	—	—	—	2,986[5]	816,134	—	—
	4/2/2022	PSU	—	—	—	—	354[6]	96,755	—	—
	3/24/2023	PSU	—	—	—	—	10,983[7]	3,001,874	—	—
	3/24/2023	RSU	—	—	—	—	9,221	2,520,284	—	—
	3/20/2024	PSU	—	—	—	—	309[9]	84,456	—	—
	3/22/2024	PSU	—	—	—	—	9,429[8]	2,577,134	—	—
	3/22/2024	RSU	—	—	—	—	7,662	2,094,178	—	—
Cedric Pech	2/26/2021	RSU	—	—	—	—	910	248,721	—	—
	3/11/2022	RSU	—	—	—	—	3,713	1,014,837	—	—
	3/11/2022	PSU	—	—	—	—	3,413[5]	932,841	—	—
	3/24/2023	PSU	—	—	—	—	10,983[7]	3,001,874	—	—
	3/24/2023	RSU	—	—	—	—	9,221	2,520,284	—	—
	3/22/2024	PSU	—	—	—	—	9,733[8]	2,660,224	—	—
	3/22/2024	RSU	—	—	—	—	7,909	2,161,688	—	—

[1] On April 13, 2016, we amended the exercise prices of all of our outstanding option awards previously granted at an exercise price greater than $6.50 to $6.50.

[2] RSUs granted to Messrs. Ittycheria, Gordon and Pech on February 26, 2021 vest quarterly, measured from April 1, 2021. The RSUs granted to Messrs. Ittycheria, Gordon and Pech on March 11, 2022 vest in quarterly installments over four years measured from April 1, 2022. The RSUs granted to Messrs. Ittycheria, Gordon and Pech on March 24, 2023 vest in quarterly installments over four years measured from April 1, 2023. The RSUs granted to Messrs. Ittycheria, Gordon and Pech on March 22, 2024 vest in quarterly installments over four years measured from April 1, 2024.

[3] Market value is calculated based on the closing price of our common stock on January 31, 2025 ($273.32), as reported on the Nasdaq.

[4] All unvested shares of common stock underlying these awards will accelerate and vest in full if the executive officer is terminated without "cause" or resigns for "good reason" (as such terms are defined in the executive officer's offer letter or employment agreement) in connection with, or within three months prior to or 12 months following, a change of control of MongoDB, including performance-based awards that will accelerate and vest based on the greater of the award recipient's target performance rate or actual performance as of the award recipient's date of termination.

(5) The PSUs granted to Messrs. Ittycheria, Gordon and Pech pursuant to our long-term incentive program vest in equal, annual installments over three years measured from April 1, 2022 and subject to Company performance. Amounts reported represent 98.5% achievement of corporate performance goals for fiscal year 2023.

(6) PSUs were granted to Messrs. Ittycheria and Gordon pursuant to the Senior Leadership Equity Bonus Program in lieu of fiscal year 2023 non-equity incentive compensation and vested in one installment on April 1, 2023, following the determinations of the bonus award achieved for the first half and second half of the fiscal year - amounts reported represent maximum achievement (150%) of performance goals for the second half of the fiscal year based on actual fiscal year 2023 corporate performance achievement exceeding the target level.

(7) The PSUs granted to Messrs. Ittycheria, Gordon and Pech pursuant to our long-term incentive program vest in equal, annual installments over three years measured from April 1, 2023 and subject to Company performance. Amounts reported represent 151% achievement of corporate performance goals for fiscal year 2024.

(8) The PSUs granted to Messrs. Ittycheria, Gordon and Pech pursuant to our long-term incentive program vest in equal, annual installments over three years measured from April 1, 2024 and subject to Company performance. Amounts reported represent 82% achievement of corporate performance goals for fiscal year 2025.

(9) PSUs were granted to Messrs. Ittycheria and Gordon pursuant to the Senior Leadership Equity Bonus Program in lieu of fiscal year 2025 non-equity incentive compensation and vested in one installment on April 1, 2024, following the determinations of the bonus award achieved for the first half and second half of the fiscal year - amounts reported represent achievement (105.9%) of performance goals for the second half of the fiscal year based on actual fiscal year 2025 corporate performance achievement as compared to the target level.

Option Exercises and Stock Vested

The following table presents information concerning the exercise of all stock options and vesting of all stock awards for the named executive officers during the fiscal year ended January 31, 2025.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[1]**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[2]**
Dev Ittycheria	82,670	31,789,631	51,576	16,458,511
Michael Gordon	50,000	17,433,755	25,515	8,168,620
Cedric Pech	—	—	25,421	8,076,192

(1) The value realized on exercise is calculated as the difference between the market value of our common stock underlying the options on the date of exercise and the applicable exercise price of those options. The value does not reflect actual proceeds received.

(2) The value realized on vesting is calculated by multiplying the number of shares of common stock by the market value of our common stock on the applicable vesting date and does not reflect actual proceeds received.

Potential Payments Upon Termination or Change in Control

The table below provides information with respect to potential payments and benefits to which our named executive officers would be entitled under the arrangements set forth in their respective offer letters or employment agreement, as described above under the section titled, "Employment, Severance and Change in Control Agreements," assuming their employment was terminated as of January 31, 2025, including in connection with a change in control as of January 31, 2025. There are no potential payments or benefits in the case of termination for cause, voluntary termination, disability or death.

Name	Termination	Base Salary ($)	Bonus[1] ($)	Accelerated Vesting of Equity Awards[2] ($)	Continuation of Insurance Coverage ($)	Total ($)
Dev Ittycheria	Termination Without Cause or Resignation for Good Reason	500,000	—	—	35,971	535,971
	Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control[3][4]	500,000	525,000	25,723,785	35,971	26,784,756
Michael Gordon[5]	Termination Without Cause or Resignation for Good Reason	175,000	—	—	—	175,000
	Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control[3][4]	175,000	341,250	12,287,647	—	12,803,897
Cedric Pech[3][6]	Termination Without Cause or Resignation for Good Reason	151,250	—	—	2,962	154,212
	Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control[3][4]	151,250	635,250	12,540,468	2,962	13,329,930

[1] Represents an amount equivalent to the NEO's annual bonus for the fiscal year in which the termination of employment occurs, prorated to the date of such termination of employment and determined at the greater of target performance and actual performance. In the case of each of Messrs. Ittycheria, Gordon and Pech, this amount represents 150% of his target annual bonus amount for fiscal year 2025.

[2] The value of accelerated vesting of unvested RSUs and PSUs is based upon the closing price of our common stock on January 31, 2025 ($273.32), as reported on the Nasdaq, multiplied by the number of units. PSU awards will accelerate and vest based on the greater of the target number of units or the number of PSUs earned based on actual performance during the truncated performance period. In the case of PSUs granted to Messrs. Ittycheria and Gordon pursuant to the Senior Leadership Equity Bonus Program, the amounts in the column above are based on payout at 150% of target. In the case of PSUs granted to Messrs. Ittycheria, Gordon and Pech under our long-term incentive program, the amounts in the column above are based on payout at 82% of target, which reflected the actual level earned for such PSUs for fiscal year 2025.

[3] Represents change in control (as defined in MongoDB Inc.'s Amended and Restated 2016 Equity Incentive Plan) severance benefits based on a double-trigger arrangement, which assumes the executive officer is terminated without "cause" or resigns for "good reason" (as such terms are defined in the executive officer's employment agreement, in the case of Mr. Pech, or offer letter in the case of the other executive officers) in connection with, or within three (3) months prior to or twelve (12) months following, a change of control of MongoDB.

[4] Following a change in control, any payments received by our named executive officers may be reduced to the extent the amount received by the applicable named executive officer would result in a loss of tax deduction under Section 280G of the Code. Pursuant to their employment agreements, each of the named executive officers are entitled to the greater of the full amount of such severance and the largest possible payout without imposition of an excise tax under Section 4999 of the Code. None of our NEOs are entitled to a gross up of any excise taxes that could become owed under Section 4999 of the Code.

[5] Effective January 31, 2025, Mr. Gordon resigned from his role as Chief Operating Officer and Chief Financial Officer, and did not receive any severance in connection with resignation, nor is he entitled to any change in control payments. Additionally, Mr. Gordon is not entitled to any benefits nor any change in control payments pursuant to the Advisory Agreement entered into effective as of February 1, 2025.

[6] Mr. Pech's potential non-equity payments and benefits are set in CHF and, for the purposes of the table, converted into U.S. dollars based on the exchange rate as of January 31, 2025 of 1.10 CHF to the U.S. dollar.

CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Act, presented below is the ratio of annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee (excluding our Chief Executive Officer).

The ratio presented below is a reasonable estimate calculated in a manner consistent with Item 402(u). The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

We identified our median compensated employee from all full-time and part-time workers who were included as employees on our payroll records as of a determination date of December 1, 2024, based on base salary, bonuses, commissions, allowances and equity awards earned during fiscal year 2025. Conforming adjustments were made for employees who were hired during that period and did not receive pay for the full period, and international employees' pay was converted to U.S. dollar equivalents using exchange rates as of the determination date.

The fiscal year 2025 annual total compensation as determined under Item 402 of Regulation S-K for our Chief Executive Officer was $15,843,345, as reported in the Summary Compensation Table of this proxy statement. The fiscal year 2025 annual total compensation as determined under Item 402 of Regulation S-K for our median employee was $216,544. The ratio of our Chief Executive Officer's annual total compensation to our median employee's annual total compensation for fiscal year 2025 is 73 to 1.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid, as defined by the SEC's regulations ("CAP"), and certain financial performance of the Company. For additional information regarding our compensation philosophy, objectives and structure of our performance-based compensation programs, and compensation decisions, please refer to "Compensation Discussion and Analysis".

The following table sets forth the compensation for our Chief Executive Officer ("CEO") and the average compensation for our other Named Executive Officers ("Other NEOs") for the fiscal years ended January 31, 2025, January 31, 2024, January 31, 2023, January 31, 2022 and January 31, 2021 (each, a "Covered Year"), in each case as reported in the Summary Compensation Table ("SCT") and with certain adjustments to reflect the "compensation actually paid" to such individuals, as calculated in accordance with rules adopted by the SEC. "Compensation actually paid" ("CAP") does not reflect amounts actually realized by our CEO and Other NEOs and may be higher or lower than the amounts, if any, that are ultimately realized by such individuals.

The table below also provides information for each Covered Year on our cumulative Total Shareholder Return ("TSR") and the cumulative TSR of our peer group, the Nasdaq Computer Index (with each such TSR determined for the period commencing on January 31, 2020), our Net Loss and our Revenue. We selected Revenue as our "most important financial performance measure" used to link CAP to our CEO and Other NEOs to our performance for the fiscal year ended January 31, 2025.

| | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Fiscal Year	SCT Total for CEO ($)	Compensation Actually Paid to CEO ($)[(1)(2)]	SCT Average Total for Other NEOs ($)[(3)]	Average Compensation Actually Paid to Other NEOs ($)[(2)(4)]	Company Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[(5)]	Net (Loss) Income (thousands) ($)[(6)]	Revenue (thousands) ($)[(7)]
2025	15,843,345	(1,260,121)	7,544,277	(2,113,422)	167	289	(129,072)	2,006,443
2024	15,291,447	44,853,129	7,487,213	10,599,236	244	220	(176,600)	1,683,011
2023	13,229,190	(1,158,813)	6,426,612	(140,152)	131	142	(345,398)	1,284,040
2022	10,566,757	17,742,233	5,346,033	7,074,336	247	183	(306,866)	873,782
2021	8,528,435	75,870,778	5,498,881	8,929,732	225	146	(266,944)	590,380

(1)   The following table shows, for each Covered Year, the adjustments made to the total compensation shown for our CEO, Dev Ittycheria, on the SCT to arrive at CAP as reflected on the table above:

Adjustments to Determine CEO Compensation Actually Paid	Fiscal year ended January 31, 2025	Fiscal year ended January 31, 2024	Fiscal year ended January 31, 2023	Fiscal year ended January 31, 2022	Fiscal year ended January 31, 2021
SCT total amount	15,843,345	15,291,447	13,229,190	10,566,757	8,528,435
Subtract Amounts Reported under "Option Awards" and "Stock Awards" Columns in SCT for the Covered Year	15,046,370	14,825,835	12,797,690	10,135,257	8,096,935
Add Year-end Fair Value of Options Awards and Stock Awards Granted during Covered Year that Remain Unvested as of Year-end	9,398,928	31,722,922	7,806,455	8,787,241	16,347,481
Add Fair Value on Vesting of Option Awards and Stock Awards Granted during Covered Year that Vested during Covered Year	1,072,206	2,670,818	889,080	2,388,178	2,924,375
Add change (positive or negative) in Fair Value from Prior Year-end to Covered Year-end of Option Awards and Stock Awards Granted Prior to Covered Year that were Outstanding and Unvested as of Covered Year-end	(8,527,742)	6,507,392	(6,596,740)	2,449,600	36,282,788
Add change (positive or negative) in Fair Value from Prior Year-end to Vesting Date of Option Awards and Stock Awards Granted Prior to Covered Year that Vested during Covered Year	(4,000,488)	3,486,384	(3,689,107)	3,752,557	19,884,634
Subtract Fair Value of forfeited Stock Awards during Covered Year	—	—	—	66,843 [8]	—
TOTAL ADJUSTMENTS:	**(17,103,466)**	**29,561,682**	**(14,388,003)**	**7,175,476**	**67,342,343**
TOTAL COMPENSATION ACTUALLY PAID:	**(1,260,121)**	**44,853,129**	**(1,158,813)**	**17,742,233**	**75,870,778**

(2)   For purposes of the adjustments to determine CAP, we computed the fair value of stock option awards and other stock awards in accordance with FASB ASC Topic 718 as of the end of the relevant fiscal year, other than the fair values of equity awards that vested in the Covered Year, which are valued as of the applicable vesting date. The valuation assumptions used in the calculation of such amounts are set forth in Note 10— Equity Incentive Plans and Employee Stock Purchase Plan in our Annual Report on Form 10-K for the fiscal year ended January 31, 2024.

(3)   The Other NEOs for the fiscal year ended January 31, 2025 were Michael Gordon and Cedric Pech. The Other NEOs for the fiscal year ended January 31, 2024, January 31, 2023 and January 31, 2022 were Michael Gordon, Cedric Pech and Mark Porter. The Other NEOs for the fiscal year ended January 31, 2021 were Michael Gordon, Cedric Pech, Mark Porter and Eliot Horowitz.

(4)   The following table shows, for each Covered Year, the adjustments made to the average of the total compensation shown for the Other NEOs on the SCT to arrive at CAP as reflected on the table above:

Adjustments to Determine Average of Other NEOs' Compensation Actually Paid	Fiscal year ended January 31, 2025	Fiscal year ended January 31, 2024	Fiscal year ended January 31, 2023	Fiscal year ended January 31, 2022	Fiscal year ended January 31, 2021
SCT total amount	7,544,277	7,487,213	6,426,612	5,346,033	5,498,881
Subtract Amounts Reported under "Option Awards" and "Stock Awards" Columns in SCT for the Covered Year	6,922,864	6,912,855	5,974,289	4,694,131	5,043,575
Add Year-end Fair Value of Options Awards and Stock Awards Granted during Covered Year that Remain Unvested as of Year-end	3,626,273	10,317,641	3,642,784	4,295,795	6,512,713
Add Fair Value on Vesting of Option Awards and Stock Awards Granted during Covered Year that Vested during Covered Year	482,817	957,110	416,788	872,769	1,337,571
Add change (positive or negative) in Fair Value from Prior Year-end to Covered Year-end of Option Awards and Stock Awards Granted Prior to Covered Year that were Outstanding and Unvested as of Covered Year-end	(3,696,618)	2,243,152	(3,143,169)	829,978	6,746,122
Add change (positive or negative) in Fair Value from Prior Year-end to Vesting Date of Option Awards and Stock Awards Granted Prior to Covered Year that Vested during Covered Year	(1,997,051)	1,339,649	(1,508,880)	440,771	3,983,122
Subtract Fair Value of forfeited Stock Awards during Covered Year	1,150,256 [a]	4,832,674 [b]	—	16,880 [c]	10,105,101 [d]
TOTAL ADJUSTMENTS:	**(9,657,699)**	**3,112,023**	**(6,566,765)**	**1,728,303**	**3,430,851**
TOTAL COMPENSATION ACTUALLY PAID:	**(2,113,422)**	**10,599,236**	**(140,152)**	**7,074,336**	**8,929,732**

[a] Reflects the forfeiture of equity awards by Mr. Gordon upon his stepping down as our Chief Operating Officer and Chief Financial Officer, effective January 31, 2025.

[b] Reflects the forfeiture of equity awards by Mr. Porter upon his stepping down as our Chief Technology Officer, effective July 2023.

[c] Reflects performance-based stock awards that were forfeited as a result of attainment of company performance targets at a level that resulted in less than full vesting.

[d] Reflects (i) the forfeiture of equity awards by Mr. Porter upon his resignation as a director on our board and in connection with his appointment as our Chief Technology Officer, effective July 2020, and (ii) the forfeiture of equity awards by Mr. Horowitz upon his resignation from his position as our Chief Technology Officer, effective July 2020.

[5] Total Shareholder Return shown in this table utilizes our cumulative total return to shareholders of our common stock relative to the Nasdaq Computer Index, which is the index included in the stock performance graph required by Item 201(e) of Regulation S-K in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025. The comparison assumes $100 was invested in our common stock and in the Nasdaq Computer Index for the period commencing on January 31, 2020 and ending on January 31 of each Covered Year. All dollar values assume reinvestment of the gross dividends paid by companies included in the Nasdaq Computer Index. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.

[6] Reflects "Net Loss" for each Covered Year as set forth in our Consolidated Statements of Operations included in our Annual Report on Form 10-K for each of the Covered Years. For the avoidance of doubt, "Net Loss" is a GAAP measure.

(7) Reflects "Revenue" for each Covered Year as set forth in our Consolidated Statements of Operations included in our Annual Report on Form 10-K for each of the Covered Years. For the avoidance of doubt, "Revenue" is a GAAP measure.

(8) Reflects performance-based stock awards that were forfeited as a result of attainment of company performance targets at a level that resulted in less than full vesting.

Discussion of Compensation Actually Paid

The graph below illustrates the TSR on a fixed $100 investment made as of January 31, 2020 in shares of our common stock and in the Nasdaq Computer Index. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.



Comparison of the MongoDB, Inc. TSR and Peer Group TSR (in $)

The following chart sets forth the relationship between (i) the CAP of our CEO and the average CAP of our Other NEOs against (ii) MongoDB's cumulative TSR for each Covered Year.



CAP of CEO and Average CAP of Other NEOs (in millions) Compared to TSR (in $)

The following chart sets forth the relationship between (i) the CAP of our CEO and the average CAP of our Other NEOs (as shown in the left axis) against (ii) Revenue and (iii) Net Loss on the right axis, for each Covered Year.



CAP of CEO and Average CAP of Other NEOs (in millions) Compared to Net Loss and Revenue (in millions)

CAP is influenced by numerous factors, including but not limited to the timing of new grant issuances and award vesting, share price volatility during the fiscal year, our mix of performance metrics and other factors. Because our executive compensation program incentivizes and rewards executives primarily through long-term incentives in the form of PSU and

RSU equity awards, CAP is most significantly impacted by changes in our stock price over the vesting period of the equity awards.

For a review of our financial performance measures, our process for setting executive compensation and how our executive compensation design reinforces our compensation philosophy, refer to "Executive Compensation—Compensation Discussion and Analysis."

Most Important Performance Measures for Fiscal Year Ended January 31, 2025

The following table sets forth an unranked list of the performance measures which we view as the "most important" measures for linking CAP to our CEO and Other NEOs for the fiscal year ended January 31, 2025 to Company performance:

Performance Measure	What it Measures
ARR Growth (%)	Percentage growth in ARR over a given time period
Net New ARR ($)	The net change in ARR over a given time period
Non-GAAP Operating Income	Earnings we generate adjusted for non-cash or irregular expenses
Operating Cash Flow ($)	Cash generated by our regular operating activities
Revenue ($)	Revenue we generate through our subscriptions and services offerings

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of January 31, 2025. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[2]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3]
Equity plans approved by stockholders	4,276,733	$8.41	19,754,639
Equity plans not approved by stockholders	—	—	—

[1] Includes the 2008 Plan and the 2016 Plan, but does not include future rights to purchase shares under our 2017 Employee Stock Purchase Plan ("ESPP"), which depend on a number of factors described in our ESPP and will not be determined until the end of the applicable purchase period.

[2] The weighted average exercise price is calculated based solely on outstanding stock options and does not take into account stock underlying restricted stock units, which have no exercise price.

[3] Includes the 2016 Plan and ESPP. Stock options or other stock awards granted under the 2008 Plan that are forfeited, terminated, expired or repurchased become available for issuance under the 2016 Plan. The 2016 Plan provides that the total number of shares of common stock reserved for issuance thereunder will be automatically increased, on February 1st of each calendar year, in an amount equal to 5% of the total number of shares of our capital stock outstanding on December 31 of the prior calendar year, or a lesser number of shares determined by our board of directors or a committee thereof. Our ESPP provides that the number of shares of our common stock reserved for issuance thereunder will automatically increase on February 1st of each calendar year by the lesser of (a) 1% of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of the automatic increase and (b) 995,000 shares; provided that the board of directors or a committee thereof may determine that such increase will be less than the amount set forth above. Accordingly, on February 1, 2025, the number of shares of our common stock available for issuance under our 2016 Plan and our ESPP increased by 4,023,391 shares and 804,678 shares, respectively, pursuant to these provisions. These increases are not reflected in the table above.

PROPOSAL 3 – APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE FREQUENCY OF FUTURE ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Section 14A of the Exchange Act provides that every six years we must provide stockholders an opportunity to vote, on a non-binding and advisory basis, for their preference on how frequently we should seek future non-binding advisory votes to approve the compensation of our named executive officers (such as the one described in Proposal No. 3 above). Specifically, stockholders may indicate whether they would prefer these advisory resolutions on named executive officer compensation to be presented for stockholder approval every one, two or three years.

Our board of directors believes at this time that an annual frequency continues to be appropriate for MongoDB. The board of directors believes that an annual vote on named executive officer compensation provides stockholders with the opportunity to provide timely and direct input to the board of directors and the compensation committee about our executive compensation philosophy, policies and practices as disclosed in the proxy statement each year. The board of directors believes that an annual vote is therefore consistent with our efforts to engage in an ongoing dialogue with our stockholders on executive compensation and corporate governance matters. The board of directors will continue to evaluate the appropriate frequency for the stockholder executive compensation vote. We expect that the next stockholder vote on the frequency of non-binding advisory votes on named executive officer compensation will occur at our 2031 annual meeting of stockholders.

Vote Required

Please note that stockholders are not voting to approve or disapprove the recommendation of the board of directors with respect to this proposal. Instead, the proxy card provides four choices: a one-, two- or three-year frequency or stockholders may abstain from voting on the proposal. The option that receives the highest number of votes of the holders of shares of common stock present at the meeting (by virtual attendance) or by proxy and entitled to vote thereon will be deemed to be the frequency preferred by our stockholders.

Since this proposal is an advisory vote, the result will not be binding on our board of directors. As such, the results of the vote will not be construed to create or imply any change to the fiduciary duties of our board of directors. Our board of directors may decide that it is in the best interests of MongoDB and our stockholders to hold a non-binding advisory vote on our named executive officer compensation more or less frequently than the option approved by our stockholders. However, our board of directors values our stockholders' opinions, and our board of directors and the compensation committee will take into account the outcome of the advisory vote when determining how often we should submit to stockholders' future "say-on-pay" votes.

> Our board of directors recommends a vote for the option of **ONE YEAR** for the frequency of future non-binding advisory votes on named executive officer compensation.

PROPOSAL 4 – RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our board of directors has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2025 and has further directed that management submit this selection for ratification by the stockholders at the meeting. PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since 2013. Representatives of PricewaterhouseCoopers LLP are expected to be present during the meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Our board of directors is submitting this selection as a matter of good corporate governance and because we value our stockholders' views on our independent registered public accounting firm. Neither our amended and restated bylaws nor other governing documents or law require stockholder ratification of the selection of our independent registered public accounting firm. If the stockholders fail to ratify this selection, our board of directors will reconsider whether or not to retain that firm. Even if the selection is ratified, our board of directors may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of MongoDB and its stockholders.

Vote Required

An affirmative vote from holders of a majority in voting power of the shares of our common stock present at the meeting (by virtual attendance) or represented by proxy and entitled to vote on the proposal will be required to ratify the selection of PricewaterhouseCoopers LLP.

Principal Accountant Fees and Services

The following table provides the aggregate fees for services provided by PricewaterhouseCoopers LLP for the fiscal years ended January 31, 2025 and 2024.

| | Fiscal Years Ended January 31, | |
	2025	2024
Audit fees[1]	$ 3,821,950	$ 3,546,631
Audit-related fees	—	—
Tax fees[2]	185,530	—
All other fees[3]	2,000	4,518
Total fees	**$ 4,009,480**	**$ 3,551,149**

[1] Audit fees consist of fees billed for professional services provided in connection with the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements, and audit services that are normally provided by independent registered public accounting firm in connection with regulatory filings.

[2] Tax fees consist of fees billed in fiscal year ended January 31, 2025 for tax compliance and consulting services.

[3] All other fees billed for the fiscal years ended January 31, 2025 and 2024 were related to fees for access to online accounting and tax research software.

Pre-Approval Policies and Procedures

Consistent with the requirements of the SEC and the Public Company Accounting Oversight Board regarding auditor independence, the audit committee has responsibility for appointing, setting compensation and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, the audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, PricewaterhouseCoopers LLP. The policy generally permits pre-approval of specified services in the defined categories of audit services, audit-related services, tax services and non-audit services. Pre-approval may also be given as part of the audit committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the audit committee's members, but the decision must be reported to the full audit committee at its next scheduled meeting.

The authority to grant specific pre-approval between meetings, as necessary, has been delegated to the chairperson of the audit committee. The chairperson must update the audit committee at the next regularly scheduled meeting of any services that were granted specific pre-approval.

All of the services provided by PricewaterhouseCoopers LLP for our fiscal year ended January 31, 2025, described in the Principal Accountant Fees and Services table above, were pre-approved by the audit committee or our board of directors. Our audit committee has determined that the rendering of services other than audit services by PricewaterhouseCoopers LLP is compatible with maintaining the principal accountant's independence.

> Our board of directors recommends a vote **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2026.

PROPOSAL 5 – APPROVAL OF AN AMENDMENT TO THE COMPANY'S CHARTER TO LIMIT THE LIABILITY OF CERTAIN OFFICERS AS PERMITTED BY DELAWARE LAW.

Our board of directors, having determined that it is in the best interests of the Company and its stockholders, has approved, adopted and declared advisable, and recommends that the Company's stockholders approve and adopt amendments to our Charter to permit exculpation of officers to the fullest extent permitted by the Delaware General Corporation Law (the "Officer Exculpation Amendment").

Current Status

Article VI of the Charter currently provides for exculpation of directors, as permitted by the Delaware General Corporation Law, but does not include a provision that allows for the exculpation of officers. Effective August 1, 2022, the Delaware General Corporation Law was amended to permit Delaware corporations to amend their certificates of incorporation, subject to stockholder approval, to limit the personal liability of certain officers, including the chief legal officer, controller, treasurer, and chief accounting officer, any other person who is or was identified in our public filings with the SEC as a named executive officer and any persons who have consented to be identified as an officer, for monetary damages associated with breaches of the fiduciary duty of care (but not the fiduciary duty of loyalty) in limited circumstances.

Effect of the Proposal

The Officer Exculpation Amendment would amend Article VI to permit exculpation of officers only for direct claims for breaches of the duty of care, as opposed to derivative claims made by stockholders on behalf of the Company, and, like the director exculpation provision, would not exculpate officers from liability for breach of the duty of loyalty to the Company or its stockholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Similar to what is provided for director exculpation, the Officer Exculpation Amendment provides that if the Delaware General Corporation Law is further amended to eliminate or limit the personal liability of officers, the liability of officers will be limited to the fullest extent permitted by law, as so amended.

For purposes of the amendment, "officer" has the meaning provided in Section 102(b)(7) of the Delaware General Corporation Law, and exculpation would be provided to the following officers: (i) the Company's president, chief executive officer, chief operating officer, chief financial officer, general counsel, controller, treasurer or chief accounting officer, (ii) "named executive officers" identified in the Company's SEC filings, and (iii) other individuals who, by written agreement with the Company, have consented to be identified as an officer for purposes of Delaware's long-arm jurisdiction statute.

Rationale for the Proposal

The board of directors believes the Officer Exculpation Amendment is advisable and in the best interests of the Company and its stockholders because it achieves a balance between stockholder interest in officer accountability, attracting and retaining quality officers, and reducing litigation and insurance costs associated with lawsuits. In the absence of such exculpation protection, individuals might be deterred from serving as officers due to exposure to personal liability and the risk of incurring substantial expense in defending lawsuits, regardless of merit. Aligning the protections available to our officers with those available to our directors to the extent such protections are available under the Delaware General Corporation Law would empower officers to exercise their business judgment in furtherance of stockholder interests without the potential for distraction posed by the risk of personal liability. In determining that the Officer Exculpation Amendment is in the best interests of the Company and its stockholders, the board of directors considered the narrow class and type of claims for which officers would be exculpated and the benefits the board of directors believes would accrue to the Company and its stockholders as described above.

Vote Required

An affirmative vote from holders of a majority of the outstanding shares of common stock of the Company entitled to vote on the matter will be required to approve the amendment to the charter.

The Officer Exculpation Amendment would become effective upon the filing of a certificate of amendment to the Charter with the Secretary of State of the State of Delaware reflecting the changes in Annex A to this Proxy Statement, which we expect would be filed by the Company promptly following the Annual Meeting if our stockholders approve the Officer Exculpation Amendment. If the Officer Exculpation Amendment is not approved, the corresponding amendments in Article VI of Annex A to this Proxy Statement will not be implemented. The description of the Officer Exculpation Amendment is qualified in its entirety by reference to the text of the proposed revisions, which are set forth in Annex A to this Proxy Statement. The adoption of the Officer Exculpation Amendment is not contingent on the approval of any other proposal described in this Proxy Statement. The board of directors reserves the right to elect to abandon the Officer Exculpation Amendment prior to its implementation, if it determines, in its sole discretion, that the Officer Exculpation Amendment is no longer in the best interests of the Company and its stockholders.

Our board of directors recommends a vote **FOR** the approval of an amendment to the Company's charter to limit the liability of certain officers as permitted by Delaware law.

AUDIT COMMITTEE REPORT

The audit committee has reviewed and discussed the audited financial statements for the fiscal year ended January 31, 2025 with the management of MongoDB. The audit committee has discussed with MongoDB's independent registered public accounting firm, PricewaterhouseCoopers LLP, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Commission. The audit committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP the accounting firm's independence. Based on the foregoing, the audit committee has recommended to our board of directors that the audited financial statements be included in MongoDB's Annual Report on Form 10-K for the fiscal year ended January 31, 2025, for filing with the SEC.

The Audit Committee

Hope Cochran (Chair)
Roelof Botha
Charles M. Hazard, Jr.

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of MongoDB under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth, as of May 1, 2025, certain information with respect to the beneficial ownership of our common stock: (a) by each person known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (b) by each of our directors and director nominees, (c) by each of our named executive officers and (d) by all of our current executive officers, directors and director nominees as a group.

The percentage of shares beneficially owned shown in the table is based on 81,714,127 shares of our common stock outstanding as of May 1, 2025. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding any shares of our common stock subject to options held by such person that are currently exercisable or exercisable within 60 days of May 1, 2025 and any shares of common stock issuable upon the vesting of RSUs within 60 days after May 1, 2025. However, we did not deem such shares of our common stock outstanding for the purpose of computing the percentage ownership of any other person.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown beneficially owned by them, subject to applicable community property laws. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G and Forms 4 filed with the SEC.

Except as otherwise noted below, the address for persons listed in the table is c/o MongoDB, Inc., 1633 Broadway, 38th Floor, New York, New York 10019.

Certain Beneficial Owners

| | Shares Beneficially Owned | |
| | Common Stock | |
Name of Beneficial Owner - 5% or Greater Stockholders:	Number of Shares	Ownership %
The Vanguard Group[1]	7,496,981	9.2
BlackRock, Inc.[2]	4,692,038	5.7

Named Executive Officers, Directors and Director Nominees

Named Executive Officers and Directors	Shares Beneficially Owned	
	Common Stock	
	Number of Shares	Ownership %
Archana Agrawal[3]	3,198	*
Roelof Botha[4]	219,204	*
Hope Cochran[5]	36,957	*
Francisco D'Souza[6]	6,235	*
Michael Gordon[7]	180,100	*
Charles M. Hazard, Jr.[8]	69,423	*
Dev Ittycheria[9]	204,175	*
Tom Killalea[10]	101,163	*
Ann Lewnes[11]	381	*
Dwight Merriman[12]	1,713,747	2.1
Cedric Pech[13]	17,960	*
Srdjan Tanjga[14]	754	*
All executive officers and directors as a group (12 persons)[15]	2,553,297	3.1

* Represents beneficial ownership of less than 1%

(1) Based upon the information provided by The Vanguard Group Inc. ("Vanguard") in a Schedule 13G/A filed on March 6, 2025, and reporting ownership as of February 28, 2025. The principal business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355. Vanguard has sole voting power over zero shares of common stock, shared voting power over 56,855 shares of common stock, sole dispositive power over 7,309,424 shares of common stock and shared dispositive power over 187,557 shares of common stock.

(2) Based upon the information provided by BlackRock Inc. ("BlackRock") in a Schedule 13G/A filed on April 23, 2025, and reporting ownership as of March 31, 2025. The principal business address of BlackRock is 50 Hudson Yards, New York, NY 10001. BlackRock has sole voting power over 4,292,036 shares of common stock, shared voting power over zero shares of common stock, sole dispositive power over 4,692,038 shares of common stock and shared dispositive power over zero shares of common stock.

(3) Consists of (a) 2,378 shares of common stock owned directly by Ms. Agrawal and (b) 820 shares of common stock issuable upon the vesting of RSUs within 60 days of May 1, 2025.

(4) Consists of (a) 871 shares of common stock owned directly by Mr. Botha, (b) 217,513 shares of common stock owned by estate planning vehicles for the benefit of Mr. Botha and (c) 820 shares of common stock issuable upon the vesting of RSUs within 60 days of May 1, 2025.

(5) Consists of (a) 18,513 shares of common stock owned directly by Ms. Cochran, (b) 17,624 shares of common stock issuable upon the exercise of options exercisable within 60 days of May 1, 2025 and (c) 820 shares of common stock issuable upon the vesting of RSUs within 60 days of May 1, 2025.

(6) Consists of (a) 5,415 shares of common stock owned directly by Mr. D'Souza and (b) 820 shares of common stock issuable upon the vesting of RSUs within 60 days of May 1, 2025.

(7) Consists of (a) 67,241 shares of common stock owned directly by Mr. Gordon, (b) 4,000 shares of common stock held by immediate family members of Mr. Gordon and (c) 108,859 shares of common stock issuable upon the exercise of options exercisable within 60 days of May 1, 2025.

(8) Consists of (a) 52,608 shares of common stock owned directly by Mr. Hazard, (b) 15,995 shares of common stock owned by The Narragansett Bay Children's Trust, of which Mr. Hazard is a Trustee and (c) 820 shares of common stock issuable upon the vesting of RSUs within 60 days of May 1, 2025.

(9) Consists of (a) 191,144 shares of stock owned directly by Mr. Ittycheria and (b) 13,031 shares of common stock issuable upon the exercise of options exercisable within 60 days of May 1, 2025.

(10) Consists of (a) 30,343 shares of common stock owned directly by Mr. Killalea, (b) 50,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of May 1, 2025, (c) 5,000 shares of common stock owned by the UAISLE Trust U/A DTD 11/15/2021 for the benefit of his children, (d) 5,000 shares of common stock owned by the BREOGA Trust U/A DTD 11/15/2021 for the benefit of his children, (e) 5,000 shares of common stock owned by the CEANSA Trust U/A DTD 11/15/2021 for the benefit of his children, (f) 5,000 shares of common stock owned by the AOGALL Trust U/A DTD 11/15/2021 for the benefit of his children and (g) 820 shares of common stock issuable upon the vesting of RSUs within 60 days of May 1, 2025.

(11) Consists of 381 shares of common stock owned by Ms. Lewnes.

Consists of (a) 1,108,186 shares of common stock owned directly by Mr. Merriman, (b) 520,896 shares of common stock held by The Dwight A. Merriman 2012 Trust for the benefit of his children, (c) 83,845 shares of common stock held by the Dwight A. Merriman Charitable Foundation, a Delaware nonstock nonprofit corporation and (d) 820 shares of common stock issuable upon the vesting of RSUs within 60 days of May 1, 2025.

(13) Consists of 17,960 shares of common stock owned by Mr. Pech.

(14) Consists of 754 shares of common stock owned by Mr. Tanjga.

(15) Consists of (a) 2,358,043 shares of common stock, (b) 189,514 shares of common stock issuable upon the exercise of options exercisable within 60 days of May 1, 2025 and (c) 5,740 shares of common stock issuable upon the vesting of RSUs within 60 days of May 1, 2025.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such executive officers, directors and 10% shareholders are also required by securities laws to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of these reports, or written representations from reporting persons, we believe that during the fiscal year ended January 31, 2025, our executive officers, directors and persons who own more than 10% of a registered class of our equity securities filed under Section 16(a) on a timely basis, except for one Form 4 reporting one late transaction for Mr. Dwight A. Merriman due to an administrative delay.

OTHER MATTERS

Our board of directors knows of no other matters that will be presented for consideration at the virtual annual meeting of stockholders. If any other matters are properly brought before the meeting, it is the intention of the persons named in the associated proxy to vote on such matters in accordance with their best judgment.

We have filed our Annual Report on Form 10-K for the fiscal year ended January 31, 2025 with the SEC. It is available free of charge at the SEC's website at www.sec.gov. Stockholders can also access this proxy statement and our Annual Report on Form 10-K at investors.mongodb.com, or a copy of our Annual Report on Form 10-K for the fiscal year ended January 31, 2025 is available without charge upon written request to our Secretary at 499 Hamilton Ave, Palo Alto, CA 94301, Attention: Secretary.

ANNEX A: Certificate of Amendment of the Amended and Restated Certificate of Incorporation of MongoDB, Inc.


CERTIFICATE OF AMENDMENT
OF
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MONGODB, INC.

[__], 2025

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

* * * * *


MongoDB, Inc., a Delaware corporation (hereinafter called the "**Corporation**"), does hereby certify as follows:

1. The title of Article VI of the Corporation's Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:


ARTICLE VI: DIRECTOR AND OFFICER LIABILITY


2. Clause 1 of Article VI of the Corporation's Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

> 1.   The liability of the directors and officers of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

3. The foregoing amendments were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of the date first written above.


MONGODB, INC.


By: _____
Name: _____
Title: _____

[This page intentionally left blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____ to ____

Commission File Number: **001-38240**

MONGODB, INC.
(Exact name of registrant as specified in its charter)

Delaware	**26-1463205**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1633 Broadway 38th Floor	
New York NY	**10019**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: **646-727-4092**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	MDB	The Nasdaq Stock Market LLC (Nasdaq Global Market)

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated Filer	☐
Non-Accelerated Filer	☐ (Do not check if a small reporting company)	Small Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the registrant's shares of common stock as reported by The Nasdaq Global Market on July 31, 2024 (the last business day of the registrant's second fiscal quarter), was approximately $18.0 billion.

As of March 18, 2025, there were 81,187,663 shares of the registrant's common stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2025 annual meeting of shareholders (the "2025 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2025 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended January 31, 2025.

MongoDB, Inc.
Form 10-K
For the Fiscal Year Ended January 31, 2025

TABLE OF CONTENTS

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General

Unless the context otherwise indicates, references in this report to the terms "MongoDB," the "Company," "we," "our" and "us" refer to MongoDB, Inc., its divisions and its subsidiaries. All information presented herein is based on our fiscal calendar. Unless otherwise stated, references to particular years, quarters, months or periods refer to the Company's fiscal years ended January 31 and the associated quarters, months and periods of those fiscal years.

Trademarks

"MongoDB" and the MongoDB leaf logo and other trademarks or service marks of MongoDB, Inc. appearing in this Annual Report on Form 10-K (this "Form 10-K") are the property of MongoDB, Inc. This Form 10-K contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Form 10-K may appear without the ® or ™ symbols.

Special Note Regarding Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. All statements other than present and historical facts and conditions contained in this Form 10-K, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "might," "objective," "ongoing," "plan," "potential," "predict," "project," "should," "will," or "would," or the negative or plural of these terms or other comparable terminology. Actual events or results may differ from those expressed in these forward-looking statements and these differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about:

- our future operating and financial performance, ability to generate positive cash flow and ability to achieve and sustain profitability;

- our ability to successfully anticipate and satisfy customer demands, including through the introduction of new features, products or services and the provision of professional services;

- the effects of increased competition in our market;

- our ability to expand our sales and marketing organization and to scale our business, including entering into new markets and managing our international expansion;

- negative economic, business and political conditions, including as a result of the interest rate environment and inflationary pressures that adversely affect the general economy, imposition of trade tariffs, the job market, consumer confidence and spending habits;

- the effects of geopolitical instability, including as a result of the Israel-Hamas conflict and Russia's invasion of Ukraine and the imposition of sanctions on Russia and other actions in response, on economic and market conditions, and heightened cybersecurity risks;

- the future trading prices of our common stock and the impact of securities analysts' reports and macroeconomic trends on these prices;

- our ability to continue to build and maintain credibility with the developer community;

- our ability to attract and retain customers to use our products;

- our ability to maintain, protect, enforce and enhance our intellectual property;

- the effects of social, ethical and regulatory issues relating to the use of new and evolving technologies, such as artificial intelligence, in our offerings or partnerships;

- the growth and expansion of the market for database products and our ability to penetrate such market;

- our ability to maintain the security of our software and adequately address privacy concerns;

- our ability to implement security measures designed to protect against security breaches and other security incidents involving us or our third-party service providers;

- our ability to accurately forecast our sales cycle and make changes to our pricing model;

- our ability to form new and expand existing strategic partnerships;

- the attraction and retention of highly skilled and key personnel;

- our ability to enhance our brand;

- our ability to integrate acquired businesses;

- our ability to effectively manage our growth and future expenses and maintain our corporate culture; and

- our ability to comply with modified or new laws and regulations applying to our business.

We have based the forward-looking statements contained in this Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section titled "Risk Factors" and elsewhere in this Form 10-K. These risks are not exhaustive. Other sections of this Form 10-K include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form 10-K and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements made in this Form 10-K relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this Form 10-K or to conform such statements to actual results or revised expectations, except as required by law.

This Form 10-K contains market data and industry forecasts that were obtained from industry publications. These data and forecasts involve a number of assumptions and limitations and you are cautioned not to give undue weight to such information. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this Form 10-K is generally reliable, such information is inherently imprecise.

PART I

Item 1. Business

Overview

MongoDB is the developer data platform company whose mission is to empower developers to create, transform, and disrupt industries by unleashing the power of software and data. Our developer data platform is a globally distributed operational database integrated with a set of data services that allow development teams to address the growing variety of application requirements, all in a unified and consistent user experience.

The foundation of our platform is the world's leading, modern general purpose database. Built on our unique document-based architecture, our database is designed to meet the needs of organizations for performance, scalability, flexibility and reliability while maintaining the strengths of relational databases. Every software application requires a database to store, organize and process data. Large organizations can have tens of thousands of applications and associated databases. A database directly impacts an application's performance, scalability, flexibility and reliability. As a result, selecting a database is a highly strategic decision that directly affects developer productivity, application performance and organizational competitiveness.

The global database market is dominated by legacy relational databases, which were first developed in the 1970s. Their underlying architecture remains largely unchanged even though the nature of applications, how they are deployed and their role in business has evolved dramatically. Modern software development is highly iterative and requires flexibility. Relational databases were not built to support the volume, variety and speed of data being generated today, hindering application performance and developer productivity. In a relational database environment, developers are often required to spend significant time fixing and maintaining the linkages between modern applications and the rigid database structures that are inherent in relational offerings. Further, relational databases were built before cloud computing and were not designed for "always-on" globally distributed deployments. These factors have left developers and their organizations in need of more agile and effective database alternatives. A number of non-relational database alternatives have attempted to address the limitations of relational databases, but they have not achieved widespread developer mindshare and marketplace adoption due to technical trade-offs in their product architectures and the resulting compromises developers are required to make in application development.

Our database combines the best of both relational and non-relational databases. We believe our core platform differentiation is driven by our ability to address the needs of organizations for performance, scalability, flexibility and reliability while maintaining the strengths of relational databases. Our document-based architecture enables developers to manage data more naturally, making it easy and intuitive for developers to rapidly and cost-effectively build, modernize, deploy and maintain applications, thereby increasing the pace of innovation within an organization. Customers can run our database in any environment, depending on their operational requirements: fully managed as a service or self-managed in the cloud, on-premises or in a hybrid environment.

In 2023, generative artificial intelligence ("AI") emerged as a significant technology trend. Generative AI is the process of generating original content by using foundation models ("FMs"), which are trained on large amounts of generally available data. Organizations of all sizes are looking at how to use their proprietary data in concert with FMs to drive better, AI-powered experiences for their customers. Organizations need a modern database to securely build, deploy, and scale generative AI applications. AI-driven workloads require the underlying database to be capable of processing queries against rich and complex data structures quickly and efficiently. Our flexible document model is uniquely positioned to help customers build sophisticated AI applications because it is designed to handle different data types (source data, vector data, metadata and generated data) right alongside live operational data, negating the need for multiple database systems and complex back-end architectures.

In addition to the database offering, our developer data platform includes additional capabilities that allow developers to address a broader range of application requirements. Our platform's integrated capabilities allow organizations to reduce the need for disparate, single-purpose data technologies, thereby lowering the cost and complexity of their application infrastructure. These complementary capabilities of our platform include:

- **Search**. Extends the developer interface for working with the database to seamlessly implement relevance-based search operations, simplifying the development of rich search experiences in applications. It also eliminates the need to run a separate search engine alongside the database and maintains the sync between the two systems.

3

- **Vector search**. Enables customers to easily and securely use pre-trained foundation models to leverage their own proprietary, up-to-date data for more accurate and trustworthy AI applications. Atlas Vector Search allows the integration of an operational database and vector search in a unified, fully managed platform.

- **Time series.** Supports the entire end-to-end cycle of applications that leverage time series data, from ingestion, storage and querying to native data visualization and automated data archival in a single platform, which removes the need for complex integration, thereby increasing efficiency and reducing cost.

- **Data lifecycle**. Includes capabilities that help users more effectively manage the lifecycle of their application data. For example, MongoDB Atlas Online Archive helps users automatically tier aged data out of the database while keeping the data fully accessible.

- **Application-driven analytics**. Includes a wide range of capabilities to help development teams build richer application experiences that rely on automatic, low-latency analytical processing of live data. This includes rich aggregations and indexing strategies, as well as dedicated analytics nodes for workload isolation.

- **Stream processing**. Simplifies processing high-volume, high-velocity streams of data, transforming how developers build responsive, real-time applications. Use cases include personalization, anomaly detection, and predictive maintenance.

We compete in the database management software market, which is one of the largest in the software industry. According to IDC, the worldwide Data Management Software market, was $94 billion in 2023 growing to approximately $170 billion in 2028. This represents a 13% compound annual growth rate. Over the last two years, a number of companies launched code assistant tools, which leverage generative AI to help developers write and test their code faster, thereby accelerating application development. We believe these developments in coding assistant technology will further benefit the data management software market.

The MongoDB Advantage

The key differentiating features and capabilities of our developer data platform include:

We Built Our Platform for Developers.

MongoDB was built by developers for developers. We architected our platform with robust functionality and made it easy and intuitive for developers to build, modernize, deploy and maintain applications rapidly and cost-effectively, thereby increasing developer productivity. Our document-based architecture enables developers to manage and interact with data in a more natural way than legacy alternatives. Consequently, developers can focus on the application and end-user experience, because they do not have to spend time fixing and maintaining the linkages between the application and a rigid relational database structure, resulting in faster pace of innovation for organizations. We also develop and maintain drivers in all leading programming languages, allowing developers to interact with our platform using the programming language of their choice, further increasing developer productivity. MongoDB has been named as one of the most desired database technologies for developers since StackOverflow introduced databases as a category in their Annual Developer Survey in 2017.

We Built a Platform for Modern Applications.

Our founders were frustrated by the challenges and limitations of working with legacy database offerings. Our platform was built to address these challenges and limits while maintaining the best aspects of relational databases, allowing developers both to build new, modern applications that could not be built on relational databases and to more quickly and easily modernize existing applications. In 2023, we announced the general availability of Relational Migrator, a tool that makes it easier for customers to migrate their existing applications from their legacy relational databases to MongoDB. While the percentage varies from quarter to quarter, over the past fiscal year, more than one fifth of our new business related to MongoDB Enterprise Advanced, our proprietary commercial database offering, resulted from applications that were migrated from legacy relational databases.

Core features and benefits of our platform include:

- **Versatility.** Our developer data platform supports a broad range of workloads and offers our customers a host of features and services that complement our database offering. Our platform provides an integrated solution that precludes the need for single-purpose technologies and allows our customers to reduce the cost and back-end complexity of their application infrastructure, as well as increase the speed of innovation.

- **Performance.** We deliver the extreme throughput and predictable low-latency required by the most demanding applications, delivering millions of operations per second.

- **Scalability.** Our architecture scales horizontally across thousands of servers, supporting petabytes of data and millions of users in a globally distributed environment. It is easy to add capacity to our platform in a modular, predictable and cost-efficient manner. Applications can be run anywhere with our global multi-cloud reach.

- **Flexibility and control.** MongoDB's intelligent distributed systems architecture enables users to easily place data where their applications and users need it. MongoDB can be run within and across geographically distributed data centers and cloud regions, providing levels of scalability, workload isolation and data locality to meet today's modern application requirements.

- **Reliability.** Our platform includes the critical, advanced security features and fault-tolerance that enterprises demand. It was built to operate in a globally distributed environment for "always-on" applications. Our multi-cloud and global reach empowers applications to withstand regional outages while addressing the most demanding data security and privacy requirements.

We Allow Customers to Run Any Application Anywhere.

Our platform supports applications across a wide range of use cases and is easily configurable, allowing customers to adjust settings and parameters to optimize performance for a specific application and use case. Customers can run our platform in any environment, depending on their operational requirements: fully managed as a service or self-managed in the cloud, on-premises or in a hybrid environment. Customers can deploy our platform in any of the major public clouds, providing them with increased flexibility and cost-optimization opportunities by enabling public cloud vendor optionality. Our customers have a consistent experience regardless of infrastructure, providing optionality, flexibility, application and data portability.

Customers of MongoDB Atlas, our multi-cloud offering, enjoy the benefits of using MongoDB as a service in the public cloud, further enabling developers to focus on their application performance and end-user experience, rather than the back-end infrastructure lifecycle management. With MongoDB Atlas, organizations only have to manage how their applications use the database and are freed from the tasks of infrastructure provisioning, configuring operating systems, upgrading software and more.

Key Customer Benefits

Our platform delivers the following key business benefits for our customers:

- **Maximize competitive advantage through software and data.** Our platform is built to support modern applications, allowing organizations to harness the full power of software and data to drive competitive advantage. Developers use our platform to build new, operational and customer-facing applications, including applications that cannot be built on legacy databases. As a result, our platform can help drive our customers' ability to compete, improve end-user satisfaction, increase their revenue and gain market share.

- **Increase developer productivity.** By empowering developers to build and modernize applications quickly and cost-efficiently, we enable developers' agility and accelerate their time-to-revenue for new products. Our platform's document-based architecture and intuitive drivers make developing new applications and iterating on existing applications very efficient, increasing developer productivity. MongoDB Atlas allows developers to focus on application performance and end-user experience, rather than the database infrastructure management including provisioning, operating system configuration, upgrades, monitoring and backups.

- **Deliver high reliability for mission-critical deployments.** Our platform is designed to support mission-critical applications by being fault-tolerant and always-on, reducing downtime for our customers and minimizing the risk of lost revenue.

- **Reduce complexity.** Our platform's integrated capabilities allow customers to reduce the need for disparate, single-purpose solutions, thereby reducing the cost and complexity of the application infrastructure required to support a wide variety of application requirements.

- **Reduce total cost of ownership.** The speed and efficiency of application development using our platform, coupled with decreased developer resources required for application maintenance, can result in a significant reduction in the total cost of ownership for enterprises. In addition, our platform runs on commodity hardware, which requires less oversight and management from operations personnel and can operate in the cloud provider of choice or other low-cost environments, leading to reduced application-related overhead costs for our customers and lower total cost of ownership.

Our Products

Our customers can implement our developer data platform as a managed service offering, or they can choose a self-managed option. MongoDB Atlas is our managed multi-cloud database-as-a-service ("DBaaS") offering that includes an integrated set of database and related services. MongoDB Enterprise Advanced is our proprietary self-managed commercial offering for enterprise customers that can run in the cloud, on-premises or in a hybrid environment.

MongoDB Atlas

In June 2016, we introduced MongoDB Atlas, our hosted multi-cloud DBaaS offering that includes comprehensive infrastructure and management, which we run and manage in the public cloud. MongoDB Atlas provides customers with a highly flexible, managed offering that includes automated provisioning and healing, comprehensive system monitoring, managed backup and restore, default security and other features that reduce operational complexity and increase application resiliency. MongoDB Atlas allows customers to remove themselves from the complexity of managing the database and related underlying infrastructure, so they can instead focus on the application and end-user experience and innovate more rapidly to better serve their own customers and capitalize on new business opportunities.

Built for resilience, scale, and security, MongoDB Atlas is available in more than 115 regions worldwide across all three major cloud providers (Amazon Web Services ("AWS"), Google Cloud Platform ("GCP") and Microsoft Azure), enabling our customers to leverage the benefits of different cloud platforms for different use cases and helping them avoid infrastructure vendor lock-in. The availability of multi-cloud clusters on MongoDB Atlas allows organizations to deploy a fully managed, distributed database across multiple cloud providers simultaneously without the added operational complexity of managing data replication and migration across clouds.

Over the years, we have introduced additional features and functionality, which have increased the capabilities of MongoDB Atlas and accelerated and expanded its adoption including Atlas Search, Atlas Vector Search, Atlas Data Federation and Atlas Charts.

Most recently, MongoDB launched MongoDB Atlas Stream Processing, which transforms the way organizations can process streaming data to engage end-users and speed up operations. MongoDB Atlas Stream Processing works with any type of data, and with its flexible data model, enables customers to build engaging applications that can analyze data in real-time to adjust application behavior and inform business operations. Customers now have a single interface to easily extract insights from high-velocity and high-volume streaming data.

Together, these new features and capabilities for MongoDB Atlas enable businesses to improve operational efficiency and speed up their pace of innovation by standardizing many types of workloads on a single developer data platform across the enterprise.

We frequently analyze customer feedback to inform what areas of our product strategy we prioritize and continue investing in. Based on customer feedback and the availability of our partner offerings, MongoDB reprioritized its product roadmap and discontinued support for MongoDB Atlas Device Sync, Atlas Device SDKs, Atlas Data API and HTTPS Endpoints, and Atlas Data Lake.

MongoDB Atlas represented 70%, 66% and 63% of our total revenue for the fiscal years ended January 31, 2025, 2024 and 2023, respectively.

<u>MongoDB Enterprise Advanced</u>

MongoDB Enterprise Advanced is our proprietary self-managed commercial database offering for enterprise customers that can run in the cloud, on-premises or in a hybrid environment. MongoDB Enterprise Advanced is a subscription package that includes a commercial license to our platform and the following:

- *MongoDB Enterprise Database Server.* The MongoDB enterprise database server is our proprietary commercial database. It stores, organizes and processes data and facilitates access and changes to the data. It includes advanced security features, auditing functionality and enterprise-standard authentication and authorization, as well as encrypted and in-memory storage engines to enable a wide range of workloads.

- *Enterprise Management Capabilities.* MongoDB Enterprise Advanced customers can choose either our Cloud Manager Premium product (for customers who want to manage our platform via the cloud) or Ops Manager (generally for those with on-premises deployments), our sophisticated suite of management tools that allow operations teams to run, manage and configure MongoDB according to their needs.

- *Analytics Integrations.* We provide integrations to allow data and business analysts to analyze data in applications running on our platform using their existing business intelligence and analytics tools. Our analytics integrations ensure enterprises can efficiently extract significant value from applications built on our platform.

MongoDB Enterprise Advanced represented 23%, 26% and 28% of our total revenue for the fiscal years ended January 31, 2025, 2024 and 2023, respectively.

<u>Professional Services</u>

We provide professional services to our customers, including consulting and training, to make customer deployments of our platform successful, thereby increasing customer retention and driving customer revenue expansion. Given that we have designed our platform to be easily deployed, our services typically do not involve implementation and are designed to facilitate a more rapid and successful deployment of MongoDB by our customers. Professional services are an important part of our customer retention and expansion strategy. Customers who purchase professional services have typically increased their subscription usage with our platform and have done so more quickly than customers who have not engaged with our professional services.

Professional services represented 3% of our total revenue for each of the fiscal years ended January 31, 2025 and 2024 and 4% for the fiscal year ended January 31, 2023.

<u>Free Offerings</u>

To encourage developer usage, familiarity and adoption of our platform, we offer Community Server and a free tier of MongoDB Atlas as "freemium" offerings. Community Server is a free-to-download version of our database that includes the core functionality that developers need to get started with MongoDB but not all of the features of our commercial platform. Community Server is available under a license that protects our intellectual property and supports our business model. Our goal is to convert Community Server users to paying customers of our commercial offerings (MongoDB Atlas or MongoDB Enterprise Advanced). Our Community Server has been downloaded over 500 million times from our website alone since February 2009. Our free tier of MongoDB Atlas provides access to our hosted database solution with limited processing power and storage, as well as certain operational limitations.

Unlike software companies built around third-party open source projects, we own the intellectual property of our offerings since we are the creators of the software, enabling our proprietary software subscription business model. Owning the intellectual property of our offering also allows us to retain control over our future product roadmap, including the determination of which features are included in our free or paid offerings.

Our Growth Strategy

We are pursuing our large market opportunity with growth strategies that include:

- **Acquiring new customers.** We believe there is a substantial opportunity to continue to grow our customer base. We benefit from word-of-mouth awareness and frictionless experimentation by the developer community through our free offerings. As a result, our self-serve and direct sales prospects are often familiar with our platform and may have already built applications using our technology. While we market to organizations of all sizes across a broad range of industries, our key sales focus is on enterprises that invest more heavily in software application development and deployment. These organizations have a greater need for databases and, in the largest enterprises, can have tens of thousands of applications and associated databases. We plan to continue to invest in our direct sales force to grow our larger enterprise subscription base, both domestically and internationally.

- **Expanding sales within our customer base.** We seek to grow our sales with our customers in several ways. As an application grows and requires additional capacity, our customers increase their spending on our platform. Our customers may expand their subscriptions to our platform as they migrate additional existing applications or build new applications, either within the same department or in other lines of business or geographies. As customers modernize their information technology ("IT") infrastructure and move to the cloud, they may migrate applications from legacy databases. Even within our largest customers, we believe we typically represent a small percentage of their overall spend on databases, reflecting our small market penetration. Our goal is to increase the number of customers that standardize on our database platform within their organization, which may include offering centralized internal support for developers within the organization or the deployment of an internal MongoDB-as-a-service offering. Our ability to expand within existing customers is demonstrated by our net annualized recurring revenue ("ARR") expansion rate, which in the fourth quarter was 118%. See Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Form 10-K for a description of ARR and a discussion of our net ARR expansion rate.

- **Extending product leadership and introducing new products.** We intend to continue to invest in our product offerings to expand the functionality and adoption of our platform. The guiding principle of our product innovation is to help developers solve more of their data challenges by utilizing our platform. During 2024, we introduced MongoDB version 8.0, with improved performance, enterprise-grade security, resilience and availability for a wide variety of applications. We added new features to Queryable Encryption, the industry's first encrypted search scheme, to support equality and range searches. We also added additional capabilities such as Atlas Stream Processing, as well as expanded availability of Atlas Search Nodes in more cloud regions, providing customers dedicated infrastructure to scale search use cases independently of their database.

- **Fostering the MongoDB developer community.** We have attracted a large and growing community of highly engaged developers, who have downloaded our Community Server offering over 500 million times from our website since February 2009. We believe that the engagement of developers increases our brand awareness. Many of these developers become proponents of MongoDB within their organizations, which may result in new customers selecting our platform, as well as expansion opportunities within existing customers. Historically, we have invested in our community through active sponsorship of user groups, our user conferences, MongoDB University and other community-centered events. As of January 31, 2025, there were over 2.5 million MongoDB University registrations. We intend to continue to invest in the MongoDB developer community.

- **Growing and cultivating our partner ecosystem**. We have built a partner ecosystem of independent software vendors, systems integrators, value added resellers, cloud and technology partners. For example, we have expanded our business partnerships with all three major cloud providers (AWS, GCP and Microsoft Azure) to enhance our joint marketing initiatives, deliver technology integrations that benefit customers and align with our sales strategy. We have expanded our global partner ecosystem with Alibaba Cloud and Tencent Cloud to offer an authorized MongoDB-as-a-Service solution in China, allowing their customers to easily adopt and consume our hosted solution. We have also expanded our existing partnerships with independent software vendors and global systems integrators including IBM, Accenture, Infosys, Capgemini, Confluent, HCL, Wipro, Cognizant, Deloitte and Tata Consultancy Services. Our system integrator partners have also been valuable in working with organizations to migrate and modernize applications to our platform, including leveraging the cloud with MongoDB Atlas. During 2024, we announced MongoDB AI Applications Program (MAAP), a first-of-its-kind collaboration to help customers build and deploy AI applications, while reducing integration risk. MAAP brings together industry-leading consultancies and foundation model providers, all major cloud providers, and AI innovators all in one place. The MAAP ecosystem includes Accenture, Anthropic, AWS, Capgemini, Cohere, Confluent, Fireworks.ai, Google Cloud, IBM, LangChain, LlamaIndex, Nomic, Microsoft Azure and Unstructured. We intend to continue to expand and enhance our partner relationships to benefit our global customers, grow our market presence and drive greater sales efficiency.

- **Expanding internationally.** We believe there is a significant opportunity to continue to expand the use of our platform outside the United States. During the fiscal years ended January 31, 2025, 2024, and 2023, revenue generated outside of the United States was 46%, 46% and 45% of our total revenue. We intend to continue to expand our sales and drive the adoption of our platform globally.

Human Capital Management

We believe that our employees and the culture we have established are critically important to our success. To continue to compete and succeed in our highly competitive and rapidly evolving market, it is imperative that we attract, develop and retain top talent. To support these objectives, we strive to be an employer of choice in our industry by continuing to invest in our company culture as defined by our values, offer competitive compensation and benefits, support the health and well-being of our employees, and create an environment that supports high performance and growth for all our employees.

As of January 31, 2025, we had a total of 5,558 employees, including 2,819 employees located outside the United States. We are subject to laws and regulations relating to our relationship with our employees. Generally, these laws and regulations are specific to the location of our business and we engage with legally recognized employee representative bodies in these locations as required. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Our Culture

We believe our culture is critical to our success and has delivered tangible financial and operational benefits for our customers, our employees and our stockholders. Our culture is grounded in the MongoDB Leadership Commitment framework and states that all employees at MongoDB are keepers of our culture and expected to do three things to be successful: deliver the right outcomes for our customers (what we do), live our values in everything we do (why we do it), and engage with each other as leaders (how we do it).

Company Values

- **Think big, go far.** We are big dreamers with a passion for creativity. We eagerly pursue new opportunities and markets through innovation and disruption. We have a pioneering spirit - always ready to forge new paths and take smart risks.

- **Build together.** We achieve amazing things by connecting and leveraging the diversity of perspectives, skills, experiences and backgrounds of our entire organization. We place the success of the company over any individual or team. We discuss things thoroughly, but prioritize commitment over consensus.

- **Embrace the power of differences.** We commit to creating a culture of belonging, where people of different origins, backgrounds and experiences feel valued and heard. This is cultivated by learning from and respecting each other's similarities and differences. We approach conversations with positive intent and believe that others value the perspective we bring to the table. We recognize that a diverse workforce is the best way to broaden our perspectives, foster innovation and enable a sustainable competitive advantage.

- **Make it matter.** We are relentless in our pursuit of meaningful impact. We think strategically and are clear on what we are and are not trying to do. We accomplish an amazing amount of important work and we are obsessed with delivering on our commitments.

- **Be intellectually honest.** We embrace reality. We apply high-quality thinking and rigor and operate with transparency. We have courage in our convictions but work hard to ensure biases or personal beliefs do not get in the way of finding the best solution.

- **Own what you do.** We take ownership and are accountable for everything that we do. We empower and we are empowered to make things happen and balance independence with interdependence. We demand excellence from ourselves. We each play our own part in making MongoDB a great place to work.

We are continuing to embed the MongoDB Leadership Commitment, and therefore our Values, into all aspects of the employee lifecycle from recruiting to performance management to leadership development and more to build a high performance and inclusive culture.

Talent & Leadership Development

Promoting the professional growth and development of our talent is a priority for us to ensure retention, engagement and ultimately better business outcomes, especially as we navigate the challenges of scaling in a competitive business environment. Development at MongoDB happens largely on the job - as a growing company, we add and expand roles frequently, offering employees the opportunity to take on new challenges and the ability to learn and grow. In addition to our ongoing delivery of professional and technical skill growth, we focus on two key levers for developing our talent. First, we are committed to developing talent using our performance and growth framework, which equips managers and employees to deliver great results through continuous feedback and semi-annual employee performance and growth conversations, that include employee self-reflections and development plans. Second, we are focused on leadership development at all levels at MongoDB through both structured and customized programming for managers at all levels. This includes training programs and coaching services. All our leadership development content is anchored in the MongoDB Leadership Principles, which describe what good leadership at MongoDB looks like.

Compensation and Benefits

We provide competitive compensation and benefits for our employees globally. We continue to evolve our compensation programs to maintain competitive alignment with market practices while ensuring all pay decisions are driven by performance. Our compensation package may include base salary, commission or semi-annual bonuses and long-term equity awards. Where the market indicates, equity compensation continues to be an important tool to attract and retain talent. Employees in equity-eligible roles receive a new hire award at the time of hire and an annual performance-related refresh thereafter. To foster a strong sense of ownership and align our employees' interests with our long-term success, we offer all full-time employees globally the opportunity to participate in an employee stock purchase plan.

In addition to cash and equity compensation, we offer employees a wide array of benefits designed to be aligned with local reward practices and to be competitive with those offered by companies that we compete with for talent. In the United States, these include health (medical, dental and vision) insurance, paid time off, retirement benefits and additional resources to support employees' overall well-being. While the philosophy around our benefits is the same worldwide, specific benefits may vary by country due to local regulations and preferences.

Finally, we are committed to pay equity, regardless of gender, ethnicity or other personal characteristics. To deliver on that commitment, we benchmark and set pay ranges based on market data and consider factors such as an employee's role and experience, job location and performance. In addition, to reduce the risk of bias and help ensure consistent pay practices, we use a third-party tool to conduct annual pay parity checks.

Health, Safety and Well-Being

We believe the health, safety and well-being of our employees are vital to our success. We have introduced guidelines, regular reviews and training, which reflect our commitment to both the physical and psychological health and well-being of our employees. As part of this commitment, we recognize our responsibility to provide a safe and healthy work environment for all employees, contractors, customers and visitors.

We have a hybrid approach to working which we introduced in 2021 during the Covid-19 pandemic. Our four working models - in office, flexible, remote and customer-facing remote - help ensure that we are meeting business needs while also offering employees flexibility. We gather feedback regularly from employees, assessing workplace safety and operational effectiveness, and seeking opportunities to enhance the overall experience for our hybrid workforce globally. We offer training for our people managers and employees on how to thrive in a global, hybrid work environment, and how to ensure collaboration and social interaction. We have several hub offices and a network of satellite offices in locations around the world and continue to introduce new workplace initiatives to enhance the employee experience.

As it relates to employee well-being, we offer a range of benefits under our four pillars of well-being:

- **Physical well-being**. We offer our employees access to comprehensive and competitive medical coverage in local markets, often covering the employee and dependent premiums. Our plans often include dental, optical, maternity, hospitalization and outpatient care, among other coverages, as well as comprehensive travel medical coverage while they travel for work assignments. To promote healthy lifestyles, we also offer employees access to highly subsidized or discounted monthly gym and exercise class memberships.

- **Financial well-being**. We believe that financial security is an enabler of creativity and productivity, which is why we offer retirement saving options for our employees, as well as benefits such as life insurance, disability insurance, critical illness and accident coverage.

- **Emotional well-being**. Our employees and their families have 24-hour access to our Employee Assistance Program ("EAP"). Our EAP offers confidential guidance on matters such as family support, mental health and legal assistance. Through local partners, employees have access to free counseling and coaching sessions. Globally we also have a team of mental Health First Aiders, who are trained to be a point of contact for any of our employees experiencing emotional distress. In addition, all employees receive a complimentary subscription to a meditation app, which provides hundreds of themed meditation sessions on everything from sleep to focus to reducing stress.

- **Family well-being**. We provide global fertility benefits to our employees and their partners, including fertility care, adoption and surrogacy assistance and unlimited access to 1:1 guidance with certified practitioners. In the United States and some of our bigger geographies, we also offer backup childcare support. We feel strongly that parents should be able to share the responsibilities of caregiving and our parental leave policy gives all new parents at least 20 weeks of paid leave. Globally, our employees have access to personalized guidance to parents and caregivers, offering a full spectrum of family support for those with children of all ages.

Employee Engagement

We conduct anonymous engagement surveys regularly to help us understand the employee experience, identify areas of strength and development opportunities among teams, measure the effectiveness of our people and culture initiatives and understand employees' sentiments on management. These surveys are managed by a third-party vendor to encourage candor. The results are reviewed by senior management, who analyze areas of progress or opportunity and work with their teams to determine actionable steps based on survey results. The results also drive organization-wide focus areas and commitments focused on leadership, culture and inclusion.

Our Customers

As of January 31, 2025, we had over 54,500 customers spanning a wide range of industries in more than 100 countries around the world. All affiliated entities are counted as a single customer. No single customer represented more than 10% of our revenue in fiscal year 2025. All affiliated entities are counted as a single customer and our definition of "customer" excludes users of our free offerings.

Sales and Marketing

Our sales and marketing teams work together closely to drive awareness and adoption of our platform, accelerate customer acquisition and generate and increase revenue from customers. While we sell to organizations of all sizes across a broad range of industries, our key sales focus is on enterprises that invest more heavily in software application development and deployment. These organizations have a greater need for databases and, in the largest enterprises, can have tens of thousands of applications and associated databases. We plan to continue to invest in our direct sales force to grow our larger enterprise subscription base, both domestically and internationally.

Our go-to-market model is primarily focused on driving awareness and usage of our platform among software developers with the goal of converting that usage into paid consumption of our platform. We are a pioneer of developer evangelism and education and have cultivated a large, highly engaged global developer community. We foster developer engagement through community events and conferences to demonstrate how developers can create or modernize applications quickly and intuitively using our platform. We intend to continue to cultivate our relationships with developers through continued investment in and growth of our MongoDB Advocacy Hub, User Groups and MongoDB University.

To drive developer awareness of, engagement with, and adoption of our platform, we created our Community Server and MongoDB Atlas free tier offerings. These let developers use, experiment and evaluate our platform frictionlessly, which we believe has contributed to our platform's popularity. We believe that developers are often advocates for us because of our developer-focused approach. As a result, our self-serve and direct sales prospects are often familiar with our platform and may have already built applications using our technology. To assess the most likely commercial prospects, we employ a process-oriented and data-driven approach to customer acquisition. We utilize advanced marketing technologies and processes to drive awareness and engagement, educate and convert prospects into customers. We also analyze usage patterns of our self-serve and free tier users to identify those accounts that might benefit from engagement with our sales teams. As customers expand their usage of our platform, our relationships with them often evolve to include technology and business leaders within their organizations and our goal is to get organizations to standardize on our platform. Once our customers reach a certain spending level with us, we support them with customer success advocates to ensure their satisfaction and expand their usage of our platform. We also have a partner ecosystem of global system integrators, value-added resellers and independent software vendors, which we collectively refer to as strategic partners.

Our sales and marketing organization includes sales development, inside sales, field sales, sales engineering and marketing personnel. As of January 31, 2025, we had 2,542 employees in our sales and marketing organization.

Research and Development

Our research and development efforts are focused on enhancing our existing products and developing new products to extend our product leadership, increase our market penetration and deepen our relationships with our customers. Our research and development organization is built around small development teams. Our small development teams foster greater agility, which enables us to develop new, innovative products and make rapid changes to our infrastructure that increase resiliency and operational efficiency.

As of January 31, 2025, we had 1,327 employees in our research and development organization. We intend to continue to invest in our research and development capabilities to extend our platform.

Competition

The worldwide database software market is rapidly evolving and highly competitive. We believe that the principal competitive factors in our market are:

- mindshare with software developers and IT executives;

- product capabilities, including flexibility, scalability, performance, security and reliability;

- flexible deployment options, including fully managed as a service or self-managed in the cloud, on-premises or in a hybrid environment;

- ease of deployment;

- breadth of use cases supported;

- generative AI capabilities;

- ease of integration with existing IT infrastructure;

- robustness of professional services and customer support;

- price and total cost of ownership;

- adherence to industry standards and certifications, including cybersecurity standards and certifications;

- size of customer base and level of user adoption;

- strength of sales and marketing efforts; and

- brand awareness and reputation.

We believe that we compete favorably on the basis of the factors listed above.

We primarily compete with established legacy database software providers such as IBM, Microsoft, Oracle and other similar companies. We also compete with public cloud providers that offer database functionality, such as AWS, GCP and Microsoft Azure as well as other database software providers.

Some of our actual and potential competitors, in particular the legacy database providers and large cloud providers, have advantages over us, such as longer operating histories, more established relationships with current or potential customers and commercial partners, significantly greater financial, technical, marketing or other resources, stronger brand recognition, larger intellectual property portfolios and broader global distribution and presence. Such competitors may make their products available at a low cost or no cost basis to enhance their overall relationships with current or potential customers. Our competitors may also be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some of our larger competitors have substantially broader offerings and can bundle competing products with hardware or other software offerings, including their cloud computing and customer relationship management platforms. Other large software and internet companies may also seek to enter our market. As we introduce new technologies, such as the ones we announced during fiscal year 2025, and as our existing markets see more market entry, we expect competition to intensify.

Seasonality

We have experienced seasonal fluctuations in our revenue and operating results and this trend may continue in the future. We may experience variability and reduced comparability of our quarterly revenue and operating results with respect to the timing and nature of certain contracts, particularly multi-year contracts that contain a term license. We may also experience fluctuations as MongoDB Atlas revenue is recorded on a consumption basis and varies with usage, inclusive of seasonal variability. As MongoDB Atlas revenue continues to increase as a percentage of total revenue, these fluctuations may have a greater impact on our results of operations.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also rely on a number of registered and unregistered trademarks to protect our brand.

As of January 31, 2025, in the United States, we had been issued 84 patents, which expire between 2030 and 2042 and had 47 patent applications pending, of which 10 are provisional applications. In addition, as of January 31, 2025, we had 13 registered trademarks in the United States and 2 pending trademark applications in the United States.

Unlike software companies built around open source projects, we own the intellectual property of our core offerings, allowing us to retain control over our future product roadmap, including the determination of which features are included in our free or paid offerings. All versions of Community Server released after October 16, 2018 are offered under the SSPL. Versions of Community Server released prior to October 16, 2018 are offered under the AGPL. Both the SSPL and the AGPL permit users to run the database without charge but subject to certain terms and conditions. The SSPL explicitly requires Community Server users that offer MongoDB as a third-party service to make publicly available the source code for all the programs used to offer such service. The AGPL requires users to make publicly available the source code for any modified version of the database that they distribute, run as a service or otherwise make available to end users. By contrast, we offer our Enterprise Server database under a commercial license that does not have this requirement and this is one of the reasons some organizations elect to buy a subscription including a commercial license to our platform. In addition, by offering Community Server under the SSPL and AGPL, we limit the appeal to other parties, including public cloud vendors, of monetizing our software without licensing it from us, further supporting our software subscription business model.

In addition, we seek to protect our intellectual property rights by implementing a policy that requires our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Corporate Information

MongoDB, Inc. was incorporated under the laws of the State of Delaware in November 2007 under the name 10Gen, Inc. We changed our name to MongoDB, Inc. on August 27, 2013. In October 2017, we completed our initial public offering and our common stock is listed on The Nasdaq Global Market ("Nasdaq") under the symbol "MDB." Our principal executive offices are located at 1633 Broadway, 38th Floor, New York, New York 10019 and our telephone number is (646) 727-4092.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act, proxy statements and other information are filed with the U.S. Securities and Exchange Commission ("SEC"). We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements and other information with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at investors.mongodb.com when such reports are available on the SEC's website. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced in this Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

Item 1A. Risk Factors

Our operations and financial results are subject to various risks and uncertainties including those described below. You should consider carefully the risks and uncertainties described below, in addition to other information contained in this Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks or others not specified below materialize, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline.

Risk Factors Summary

Investing in our common stock involves a high degree of risk because we are subject to numerous risks and uncertainties that could negatively impact our business, financial condition and results of operations, as more fully described below. These risks and uncertainties include, but are not limited to, the following:

- Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and materially and adversely affect our results of operations.

- Our business and results of operations depend substantially on our customers renewing their subscriptions with us and expanding their usage of software and related services. Any decline in our customer renewals or failure to convince our customers to broaden their usage of subscription offerings and related services could materially and adversely harm our business, results of operations and financial condition.

- We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which would cause our stock price to decline.

- We have a limited operating history, which makes it difficult to predict our future results of operations.

- We have a history of losses and as our costs increase, we may not be able to generate sufficient revenue to achieve or sustain profitability.

- Because we derive more than the majority of our revenue from MongoDB Atlas, failure of MongoDB Atlas to satisfy customer demands could adversely affect our business, results of operations, financial condition and growth prospects and our future revenue may be more difficult to predict.

- We currently face significant competition and expect that intense competition will continue.

- If we do not effectively expand our sales and marketing organization, we may be unable to add new customers or increase sales to our existing customers.

- Our decision to offer Community Server under the Server Side Public License ("SSPL") may harm the adoption of Community Server.

- We could be negatively impacted if the GNU Affero General Public License Version 3 (the "AGPL"), the SSPL and other open source licenses under which some of our software is licensed are not enforceable.

- Our licensing model for Community Server could negatively affect our ability to monetize and protect our intellectual property rights.

- We could incur substantial costs in obtaining, maintaining, protecting, defending or enforcing our intellectual property rights and any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could reduce the value of our software and brand.

- If we are not able to introduce new features or services successfully and to make enhancements to our software or services, our business and results of operations could be adversely affected.

- We have experienced rapid growth in recent periods. If we fail to continue to grow and to manage our growth effectively, we may be unable to execute our business plan, increase our revenue, improve our results of operations, maintain high levels of service, or adequately address competitive challenges.

- If we or our third-party service providers, experience a security breach or other security incident, or unauthorized access to personal, proprietary, confidential or other sensitive data is otherwise obtained, our software may be perceived as not being secure, customers may reduce or terminate their use of our software and we may face litigation, regulatory investigations, significant liability and reputational damage.

- If we are not able to maintain and enhance our brand, especially among developers, our business and results of operations may be adversely affected.

Risks Related to Our Business and Industry

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and materially and adversely affect our results of operations.

Our overall performance depends in part on worldwide economic conditions and our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. The revenue growth and potential profitability of our business depend on demand for database software and services generally and for our subscription offering and related services in particular. Current or future economic uncertainties or downturns could materially and adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, labor shortages, supply chain disruptions, inflationary pressures, rising interest rates, financial and credit market fluctuations, international trade relations and/or the imposition of trade tariffs, political turmoil, natural catastrophes, regional or global outbreaks of contagious diseases, such as the COVID-19 pandemic, volatility in the banking sector, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, such as the conflict in the Middle East, could cause a decrease in business investments, including spending on information technology, disrupt the timing and cadence of key industry and marketing events and otherwise could materially and adversely affect the growth of our business and results of operations.

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity or acts of civil or international hostility, are increasing. Similarly, the ongoing military conflict between Russia and Ukraine has had negative impacts on the global economy, including by contributing to rapidly rising costs of living (driven largely by higher energy prices) in Europe and creating uncertainty in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. The ongoing military conflict between Israel and Hamas, and any resulting conflicts in the region, may have similar negative impacts. Further, other events outside of our control, including natural disasters, climate change-related events, pandemics (such as the COVID-19 pandemic) or health crises may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may materially and adversely affect the global economy or capital markets, as well as our business and results of operations.

Additionally, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions and may continue to experience such disruptions in the future, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. As a result of these factors, our revenues may be affected by both decreased customer acquisition and lower than anticipated revenue growth from existing customers. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility. Similarly, the ongoing military conflict between Russia and Ukraine has created extreme volatility in the global capital markets and has caused and could continue to cause disruptions of the global supply chain and energy markets. The ongoing military conflict between Israel and Hamas, and any resulting conflicts in the region, has caused and may continue to cause similar negative impacts. Any such volatility and disruptions may have material and adverse consequences on us, the third parties on whom we rely or our customers. Increased inflation and/or interest rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Any significant increases in inflation and related increase in interest rates could have a material and adverse effect on our business, financial condition or results of operations.

Further, to the extent there is a sustained general economic downturn and our database software is perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general information technology spending. This could also result in an extension of our sales cycle with potential customers, thus increasing the time and cost associated with our sales process. Further, if our customers experience reductions in their technology spending, even if they choose to use our products, they may not purchase additional products and services in the future due to budget limitations.

In addition, the banking sector has previously experienced increased volatility as a result of several distressed or closed banks and financial institutions. While we have not suffered any material effects as a result of the increased financial market volatility, we do regularly maintain cash balances at third-party financial institutions in excess of government- insured limits, and if financial institutions used by us or our customers face insolvency or illiquidity challenges due to events affecting the banking system and / or financial markets, our and our customers' ability to access existing cash, cash equivalents, and investments may be threatened. To the extent that the resulting receivership or insolvency causes customers to be unable to, or causes delays, in accessing bank deposits, our customers may not be able to pay us on time or at all for the products and services that we provide them and they may not renew their subscriptions with us. The failure of banks or financial institutions and the measures taken by governments, businesses and other organizations in response to such events could adversely impact our business, financial condition and results of operations.

Also, competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our subscription offerings and related services. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations and financial condition could be materially and adversely affected.

We have a limited operating history, which makes it difficult to predict our future results of operations.

We were incorporated in 2007 and introduced MongoDB Community Server in 2009, MongoDB Enterprise Advanced in 2013 and MongoDB Atlas in 2016. As a result of our limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to accurately predict future growth. Our historical revenue growth has been inconsistent and should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing adoption or usage of MongoDB or demand for our subscription offerings and related services, reduced conversion of users of our free offerings to paying customers, increasing competition, changes to technology or our intellectual property or our failure, for any reason, to continue to capitalize on growth opportunities. We have also encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We have a history of losses and as our costs increase, we may not be able to generate sufficient revenue to achieve or sustain profitability.

We have incurred net losses in each period since our inception, including net losses of $129.1 million, $176.6 million and $345.4 million for the fiscal years ended January 31, 2025, 2024 and 2023, respectively. We had an accumulated deficit of $1.8 billion as of January 31, 2025. We expect our operating expenses to increase significantly as we increase our sales and marketing efforts, continue to invest in research and development and expand our operations and infrastructure, both domestically and internationally. In particular, we have entered into non-cancelable multi-year capacity commitments with respect to cloud infrastructure services with certain third-party cloud providers, which require us to pay for such capacity irrespective of actual usage. In addition, we have incurred and expect to continue to incur significant additional legal, accounting and other expenses related to being a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate faster than these increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we expect to continue to generate losses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

Because we derive more than the majority of our revenue from MongoDB Atlas, failure of MongoDB Atlas to satisfy customer demands could adversely affect our business, results of operations, financial condition and growth prospects and our future revenue may be more difficult to predict.

We derive and expect to continue to derive more than the majority of our revenue from MongoDB Atlas, our database-as-a-service offering, which is primarily recognized on a usage-basis. As such, market adoption and usage of MongoDB Atlas is critical to our continued success. Although MongoDB Atlas has seen rapid adoption since its commercial launch in June 2016, and though we intend to continue to direct a significant portion of our financial and operating resources to develop and grow MongoDB Atlas, including offering a free tier of MongoDB Atlas to generate developer usage and awareness, we cannot guarantee that rate of adoption will continue at the same pace or at all. Demand for MongoDB Atlas is affected by a number of factors, many of which are beyond our control, including economic downturns, continued market acceptance by developers, the availability of our Community Server offering, the continued volume, variety and velocity of data that is generated, timing of development and release of new offerings by our competitors, technological change and the rate of growth in our market. For instance, among other factors, the adverse macroeconomic conditions resulted in slower than historical growth of our existing Atlas applications for the year ended January 31, 2025. If we are unable to continue to meet the demands of our customers and the developer community, our business operations, financial results and growth prospects will be materially and adversely affected. In addition, because our customers' usage of MongoDB Atlas may vary for a number of reasons, our visibility into the timing of revenue recognition is limited. There is a risk that customers will consume our MongoDB Atlas offering more slowly than we expect, and our actual results may differ from our forecasts and our future revenue may be less predictable going forward due to, among other things, fluctuations in the rate of customer renewals and expansions and seasonality of, or fluctuations in, usage of MongoDB Atlas.

Our business and results of operations depend substantially on our customers renewing their subscriptions with us and expanding their usage of software and related services. Any decline in our customer renewals or failure to convince our customers to broaden their usage of subscription offerings and related services could materially and adversely harm our business, results of operations and financial condition.

Our subscription offerings are term-based and a majority of our subscription contracts were one year in duration in fiscal year 2024. In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions with us when the existing subscription term expires and renew on the same or more favorable quantity and terms. Our customers have no obligation to renew their subscriptions and we may not be able to accurately predict customer renewal rates. In addition, the growth of our business depends in part on our customers expanding their use of subscription offerings and related services, including increasing their usage and workloads with us. Historically, some of our customers have elected not to renew their subscriptions with us or have not expanded their usage of our services over time for a variety of reasons, including as a result of changes in their strategic IT priorities, budgets, costs and, in some instances, due to competing solutions. Our retention rate and our net ARR expansion rate may also decline or fluctuate as a result of a number of other factors, including our customers' satisfaction or dissatisfaction with our software, the increase in the contract value of subscription and support contracts from new customers, the effectiveness of our customer support services, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, global economic conditions and the other risk factors described herein. As a result, we cannot assure you that customers will renew subscriptions or increase their usage of our software and related services. If our customers do not renew their subscriptions or renew on less favorable terms, or if we are unable to expand our customers' usage of our software, our business, results of operations and financial condition could be materially and adversely affected.

Further, to the extent there is a sustained general economic downturn and our database software is perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general information technology spending. See "—*Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and materially and adversely affect our results of operations.*"

We currently face significant competition and expect that intense competition will continue.

The database software market, for both relational and non-relational database products, is highly competitive and rapidly evolving, and others may put out competing databases or sell services in connection with existing open source or source available databases, including ours. The principal competitive factors in our market include: mindshare with software developers and information technology ("IT") executives; product capabilities, including flexibility, scalability, performance, security and reliability; flexible deployment options, including fully managed as a service or self-managed in the cloud, on-premises or in a hybrid environment and ease of deployment; breadth of use cases supported; ease of integration with existing IT infrastructure; robustness of professional services and customer support; price and total cost of ownership; adherence to industry standards and certifications, including cybersecurity standards and certifications; size of customer base and level of user adoption; strength of sales and marketing efforts; and brand awareness and reputation. If we fail to compete effectively with respect to any of these competitive factors, we may fail to attract new customers or lose or fail to renew existing customers, which would cause our business and results of operations to suffer.

We primarily compete with established legacy database software providers such as IBM, Microsoft, Oracle and other similar companies. We also compete with public cloud providers such as Amazon Web Services ("AWS"), Google Cloud Platform ("GCP") and Microsoft Azure that offer database functionality and with smaller, emerging database software providers. In addition, other large software and internet companies may seek to enter our market.

Some of our actual and potential competitors, in particular the legacy relational database providers and large cloud providers, have advantages over us, such as longer operating histories, more established relationships with current or potential customers and commercial partners, significantly greater financial, technical, marketing or other resources, stronger brand recognition, larger intellectual property portfolios and broader global distribution and presence. Such competitors may make their products available at a low cost or no cost basis in order to enhance their overall relationships with current or potential customers. Our competitors may also be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements, or may be able to devote greater resources than we can to the development, promotion, and sale of their products and services. As we introduce new technologies and product enhancements and as our existing markets see more market entry, we expect competition to intensify in the future. In addition, some of our larger competitors have substantially broader offerings and can bundle competing products with hardware or other software offerings, including their cloud computing and customer relationship management platforms. As a result, customers may choose a bundled offering from our competitors, even if individual products have more limited functionality compared to our software. These larger competitors are also often in a better position to withstand any significant reduction in technology spending and will therefore not be as susceptible to competition or economic downturns. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in geographies where we do not operate.

Furthermore, our actual and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and offerings in the markets we address. In addition, third parties with greater available resources may acquire current or potential competitors. As a result of such relationships and acquisitions, our actual or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their offerings more quickly than we do. For all of these reasons, we may not be able to compete successfully against our current or future competitors.

If we do not effectively expand our sales and marketing organization, we may be unable to add new customers or increase sales to our existing customers.

Increasing our customer base and achieving broader market acceptance of our subscription offerings and related services will depend, to a significant extent, on our ability to timely and effectively expand our sales and marketing operations and activities. We are substantially dependent on our direct sales force and our marketing efforts to obtain new customers. We plan to continue to expand our sales and marketing organization both domestically and internationally. We believe that there is significant competition for experienced sales professionals with the sales skills and technical knowledge that we require, particularly as we continue to target larger enterprises. Our ability to achieve significant revenue growth in the future will depend, in part, on our success in recruiting, training and retaining a sufficient number of experienced sales professionals, especially in highly competitive markets. New hires require significant training and time before they achieve full productivity, particularly in new or developing sales territories. Our recent hires and planned hires may not become as productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Because of our limited operating history, we cannot predict whether, or to what extent, our sales will increase as we expand our sales and marketing organization or how long it will take for sales personnel to become productive. Our business and results of operations could be harmed if the expansion of our sales and marketing organization does not generate a significant increase in revenue.

Our adoption strategies include offering Community Server and a free tier of MongoDB Atlas and we may not be able to realize the intended benefits of these strategies.

To encourage developer usage, familiarity and adoption of our platform, we offer Community Server as a "freemium" offering. Community Server is a free-to-download version of our database that does not include all of the features of our commercial platform. We also offer a free tier of MongoDB Atlas in order to accelerate adoption, promote usage and drive brand and product awareness. We do not know if we will be able to convert these users to paying customers of our platform. Our marketing strategy also depends in part on persuading users who use one of these free versions to convince others within their organization to purchase and deploy our platform. To the extent that users of Community Server or our free tier of MongoDB Atlas do not become, or lead others to become, paying customers, we will not realize the intended benefits of these strategies and our ability to grow our business or achieve profitability may be harmed.

Our decision to offer Community Server under the SSPL, may harm the adoption of Community Server.

On October 16, 2018, we announced that we were changing the license for Community Server from the AGPL to a new software license, the SSPL. The SSPL builds on the spirit of the AGPL, but includes an explicit condition that any organization attempting to exploit MongoDB as a service must open source the software that it uses to offer such service. Since the SSPL is a new license and has not been interpreted by any court, developers and the companies they work for may be hesitant to adopt Community Server because of uncertainty around the provisions of the SSPL and how it will be interpreted and enforced. In addition, the SSPL has not been approved by the Open Source Initiative, nor has it been included in the Free Software Foundation's list of free software licenses. This may negatively impact the adoption of Community Server, which in turn could lead to reduced brand and product awareness, ultimately leading to a decline in paying customers and our ability to grow our business or achieve profitability may be harmed.

We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain operational metrics, including annualized recurring revenue ("ARR"), annualized monthly recurring revenue ("MRR"), ARR expansion rate, total customers, direct sales customers, MongoDB Atlas customers, customers over 100K and downloads of our platform and non-GAAP metrics such as non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) per share and free cash flow. These operational metrics are tracked with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, we expect that our business, reputation, financial condition, and results of operations would be adversely affected.

We could be negatively impacted if the AGPL, the SSPL and other open source licenses under which some of our software is licensed are not enforceable.

The versions of Community Server released prior to October 16, 2018 are licensed under the AGPL. This license states that any program licensed under it may be copied, modified and distributed provided certain conditions are met. On October 16, 2018, we issued a new software license, the SSPL, for all versions of Community Server released on or after that date. The SSPL builds on the spirit of the AGPL, but includes an explicit condition that any organization using Community Server to offer MongoDB as a third-party service must open source the software that it uses to offer such service. It is possible that a court could hold the SSPL or AGPL to be unenforceable. If a court held either license or certain aspects of this license to be unenforceable, others may be able to use our software to compete with us in the marketplace in a manner not subject to the restrictions set forth in the SSPL or AGPL.

Our licensing model for Community Server could negatively affect our ability to monetize and protect our intellectual property rights.

We make our Community Server offering available under either the SSPL (for versions released on or after October 16, 2018) or the AGPL (for versions released prior to October 16, 2018). Community Server is a free-to-download version of our database that includes the core functionality developers need to get started with MongoDB but not all of the features of our commercial platform. Both the SSPL and the AGPL grant licensees broad freedom to view, use, copy, modify and redistribute the source code of Community Server provided certain conditions are met. Some commercial enterprises consider SSPL- or AGPL-licensed software to be unsuitable for commercial use because of the "copyleft" requirements of those licenses. However, some of those same commercial enterprises do not have the same concerns regarding using the software under the SSPL or AGPL for internal purposes. As a result, these commercial enterprises may never convert to paying customers of our platform. Anyone can obtain a free copy of Community Server from the internet and we do not know who all of our SSPL or AGPL licensees are. Competitors could develop modifications of our software to compete with us in the marketplace. We do not have visibility into how our software is being used by licensees, so our ability to detect violations of the SSPL or AGPL is extremely limited.

In addition to Community Server, we contribute other source code to open source projects under open source licenses and release internal software projects under open source licenses and anticipate doing so in the future. Because the source code for Community Server and any other software we contribute to open source projects or distribute under open source licenses is publicly available, our ability to monetize and protect our intellectual property rights with respect to such source code may be limited or, in some cases, lost entirely.

Our software incorporates third-party open source software, which could negatively affect our ability to sell our products and subject us to possible litigation.

Our software includes third-party open source software and we intend to continue to incorporate third-party open source software in our products in the future. There is a risk that the use of third-party open source software in our software could impose conditions or restrictions on our ability to monetize our software. Although we monitor the incorporation of open source software into our products to avoid such restrictions, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with our licensing model or that we have not breached the terms of an applicable open source license agreement, in part because open source license terms are often ambiguous. Certain open source projects also include other open source software and there is a risk that those dependent open source libraries may be subject to inconsistent licensing terms. This could create further uncertainties as to the governing terms for the open source software we incorporate.

In addition, the terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated restrictions or conditions on our use of such software. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the software or derivative works that we developed using such open source software, which could include proprietary portions of our source code, or otherwise seeking to enforce the terms of the applicable open source licenses. These claims could result in litigation and could require us to make those proprietary portions of our source code freely available, purchase a costly license or cease offering the implicated software or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources and we may not be able to complete it successfully.

In addition to risks related to license requirements, the use of third-party open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our systems and networks that rely on open source software. In addition, licensors of open source software included in our offerings may, from time to time, modify the terms of their license agreements in such a manner that those license terms may become incompatible with our licensing model and thus could, among other consequences, prevent us from incorporating the software subject to the modified license.

Any of these risks could be difficult to eliminate or manage and if not addressed, could have a negative effect on our business, results of operations and financial condition.

If we are not able to introduce new features or services successfully and to make enhancements to our software or services, our business and results of operations could be adversely affected.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our software and to introduce new features and services. To grow our business and remain competitive, we must continue to enhance our software and develop features that reflect the constantly evolving nature of technology and our customers' needs. For instance, with the development of next-generation solutions that utilize new and advanced features, including artificial intelligence ("AI") and machine learning, we may be required to commit significant resources to developing new products, enhancements and developments. The success of new products, enhancements and developments depends on several factors: our anticipation of market changes and demands for product features, including timely product introduction and conclusion, sufficient customer demand, cost effectiveness in our product development efforts and the proliferation of new technologies that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely. In addition, because our software is designed to operate with a variety of systems, applications, data and devices, we will need to continuously modify and enhance our software to keep pace with changes in such systems. We may not be successful in developing these modifications and enhancements. Furthermore, the addition of features and solutions to our software will increase our research and development expenses. Any new features that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related expenses. It is difficult to predict customer adoption of new features. Such uncertainty limits our ability to forecast our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we cannot address such uncertainties and successfully develop new features, enhance our software or otherwise overcome technological challenges and competing technologies, our business and results of operations could be adversely affected.

We also offer professional services including consulting and training and must continually adapt to assist our customers in deploying our software in accordance with their specific IT strategies. If we cannot introduce new services or enhance our existing services to keep pace with changes in our customers' deployment strategies, we may not be able to attract new customers, retain existing customers and expand their use of our software or secure renewal contracts, which are important for the future of our business.

Our success is highly dependent on our ability to penetrate the existing market for database products, as well as the growth and expansion of the market for database products.

Our future success will depend in large part on our ability to service existing demand, as well as the continued growth and expansion of the database market. It is difficult to predict demand for our offerings, the conversion from one to the other and related services and the size, growth rate and expansion of these markets, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing database market and any expansion of the market depends on a number of factors, including cost, performance and perceived value associated with our subscription offerings, as well as our customers' willingness to adopt an alternative approach to relational and other database products available in the market. Furthermore, many of our potential customers have made significant investments in relational databases, such as offerings from Oracle, and may be unwilling to invest in new products. If the market for databases fails to grow at the rate that we anticipate or decreases in size or we are not successful in penetrating the existing market, our business would be harmed.

Our future quarterly results may fluctuate significantly and if we fail to meet the expectations of analysts or investors, our stock price could decline substantially.

Our results of operations, including our revenue, operating expenses and cash flows may vary significantly in the future as a result of a variety of factors, many of which are outside of our control, may be difficult to predict and may or may not fully reflect the underlying performance of our business and period-to-period comparisons of our operating results may not be meaningful. Some of the factors that may cause our results of operations to fluctuate from quarter to quarter include:

- changes in actual and anticipated growth rates of our revenue, customers and other key operating metrics;

- new product announcements, pricing changes and other actions by competitors;

- the mix of revenue and associated costs attributable to subscriptions for our MongoDB Atlas and MongoDB Enterprise Advanced offerings (such as our non-cancelable multi-year cloud infrastructure capacity commitments, which require us to pay for such capacity irrespective of actual usage) and professional services, as such relative mix may impact our gross margins and operating income;

- the mix of revenue and associated costs attributable to sales where subscriptions are bundled with services versus sold on a standalone basis and sales by us and our partners;

- our ability to attract new customers;

- our ability to timely and effectively expand our sales and marketing capabilities and teams;

- our ability to retain customers and expand their usage of our software, particularly for our largest customers;

- our inability to enforce the AGPL or SSPL;

- delays in closing sales, including the timing of renewals, which may result in revenue being pushed into the next quarter, particularly because a large portion of our sales occur toward the end of each quarter;

- the timing of revenue recognition;

- the mix of revenue attributable to larger transactions as opposed to smaller transactions;

- changes in customers' budgets and in the timing of their budgeting cycles and purchasing decisions;

- changes in customers' consumption of our platform;

- customers and potential customers opting for alternative products, including developing their own in-house solutions, or opting to use only the free version of our products;

- fluctuations in currency exchange rates;

- our ability to control costs, including our operating expenses;

- the timing and success of new products, features and services offered by us and our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

- significant security breaches or other security incidents, technical difficulties, or interruptions with respect to the delivery and use of our software;

- our failure to maintain the level of service uptime and performance required by our customers;

- the collectability of receivables from customers and resellers, which may be hindered or delayed if these customers or resellers experience financial distress;

- changes in political and economic conditions, in domestic or international markets;

- general economic conditions, both domestically and internationally, including warfare and terrorist attacks on the United States and other regions in which we or our customers operate, such as the Russia-Ukraine conflict and the Israel-Hamas conflict, as well as economic conditions specifically affecting industries in which our customers participate;

- sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

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- the impact of new accounting pronouncements; and

- fluctuations in stock-based compensation expense.

The occurrence of one or more of the foregoing and other factors may cause our results of operations to vary significantly and be materially and adversely affected. For example, fluctuations in our quarterly operating results and the price of our common stock may be particularly pronounced in the current economic environment due to the ongoing geopolitical instability resulting from the conflicts between Russia and Ukraine and Israel and Hamas, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, instability in the banking sector, increases in inflation rates, higher interest rates and uncertainty about economic stability. In response to the concerns over inflation risk, the U.S. Federal Reserve has raised interest rates multiple times, and signaled that they will continue to adjust interest rates to stabilize and reduce current levels of inflation. It is especially difficult to predict the impact of such events on the global economic markets, which have been and will continue to be highly dependent upon the actions of governments, businesses, and other enterprises in response to the pandemic and macroeconomic events, and the effectiveness of those actions. Any of these factors or any combination thereof could materially and adversely affect our business, results of operations and financial condition. For instance, among other factors, the adverse macroeconomic conditions resulted in slower than historical growth of our existing Atlas applications for the year ended January 31, 2025. We also intend to continue to invest to grow our business and to take advantage of our market opportunity. Accordingly, historical patterns and our results of operations in any one quarter may not be meaningful and should not be relied upon as indicative of future performance. Additionally, if our quarterly results of operations fall below the expectations of investors or securities analysts who follow our stock, the price of our common stock could decline substantially and we could face costly lawsuits, including securities class action suits.

We have experienced rapid growth in recent periods. If we fail to continue to grow and to manage our growth effectively, we may be unable to execute our business plan, increase our revenue, improve our results of operations, maintain high levels of service, or adequately address competitive challenges.

We have experienced rapid growth in our business, operations and employee headcount. For fiscal years 2025, 2024 and 2023, our total revenue was $2,006.4 million, $1,683.0 million and $1,284.0 million, respectively, representing a 19% and 31% growth rate, respectively. We have also significantly increased the size of our customer base from over 3,200 customers as of January 31, 2017 to over 54,500 customers as of January 31, 2025, and we grew from 713 employees as of January 31, 2017 to 5,558 employees as of January 31, 2025. We expect to continue to expand our operations and employee headcount in the near term. Our success will depend in part on our ability to continue to grow and to manage this growth, domestically and internationally, effectively.

Our current and anticipated growth is expected to place a significant strain on our management, administrative, operational and financial infrastructure. We will need to continue to improve our operational, financial and management processes and controls and our reporting procedures to manage the expected growth of our operations and personnel, which will require significant expenditures and allocation of valuable management and employee resources. If we fail to implement these infrastructure improvements effectively, our ability to ensure the uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies will be impaired. Further, if we do not effectively manage the growth of our business and operations, the quality of our products and services could suffer, the preservation of our culture, values and entrepreneurial environment may change and we may not be able to adequately address competitive challenges. This could impair our ability to attract new customers, retain existing customers and expand their use of our products and services, all of which would adversely affect our brand, overall business, results of operations and financial condition.

If we or our third-party service providers experience a security breach or other security incident, or unauthorized access to personal, proprietary, confidential or other sensitive data is otherwise obtained, our software may be perceived as not being secure, customers may reduce or terminate their use of our software and we may face litigation, regulatory investigations, significant liability and reputational damage.

Cyberattacks, malicious internet-based activity, and online and offline fraud, and other similar activities threaten the confidentiality, integrity and availability of our personal, proprietary, confidential and other sensitive data and our information technology systems and networks, and those of the third parties upon which we rely to help deliver services to our customers. Such threats are prevalent, increasing in frequency, evolving in nature and becoming increasingly difficult to detect and their frequency may be increased, and effectiveness enhanced, by the use of AI. These threats come from a variety of sources, including traditional computer "hackers," threat actors (including organized criminal threat actors), "hacktivists," personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. In addition, some actors, such as sophisticated nation-states and nation-state supported actors now engage and are expected to continue to engage in cyberattacks, including without limitation for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon whom we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks, that could materially disrupt our systems and networks, operations and supply chain. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, account takeovers, personnel misconduct or error, fraud, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss or theft of data or other information technology assets, adware, telecommunications failures, pandemics, earthquakes, fires, floods, and other similar threats.

Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners' supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our products) or the third-party information technology systems that support us and our services.

The COVID-19 pandemic increased our remote workforce, which increased risks to our information technology systems and data, as more of our employees work from home, utilizing network connections, computers and devices outside our premises or network, including while at home, in transit and in public locations. Additionally, cybersecurity risks may be heightened as a result of the ongoing global conflicts such as the military conflict between Russia and Ukraine and the related sanctions imposed by the United States and other countries or the ongoing military conflict between Israel and Hamas. Furthermore, future or past business transactions (such as acquisitions or integrations) could expose us to additional data security risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Risks related to data security will increase as we continue to grow the scale and functionality of our business and collect, store, transmit and otherwise process increasingly large amounts of our and our customers' information and data, which may include personal, proprietary, confidential or other sensitive data.

Any of the above identified or similar threats could cause a security breach or other security incident that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure, transfer, use or other processing of, or access to our information technology systems and networks or personal, proprietary, confidential or other sensitive information, or those of the third parties upon whom we rely. For example, in December 2023 we discovered that a previously unknown flaw in a third-party application used by MongoDB enabled an unauthorized third party to successfully phish and to gain access to certain corporate applications, including applications that we use to provide support services to MongoDB customers, which include customer contact information and related account metadata. In an effort to contain the impact of this security incident, we immediately activated our incident response process, promptly published an alert on our website and emailed customers notifying them of the situation and reminding them to stay vigilant. The investigation led by MongoDB into this incident uncovered no evidence of unauthorized access to MongoDB Atlas clusters, a finding that has been verified by our third-party forensic experts. To date, we have not experienced a cybersecurity event that had a material impact on our financial performance or operations, but it is possible that we might experience such an attack in the future. A security breach or other security incident could disrupt our ability (and that of third parties upon whom we rely) to provide our platform, products, and services.

We may expend significant resources or modify our business activities to try to protect against, mitigate or remediate actual or perceived security breaches and other security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and networks and personal, proprietary, confidential or other sensitive information.

While we have implemented security measures designed to protect against security breaches and other security incidents, there can be no assurance that these measures will be effective. We have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems and networks (including our products) because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security breach or other security incident has occurred. For example, industry publications have reported ransomware attacks on MongoDB instances. We believe these attacks were successful due to the failure by users of our Community Server offering to properly turn on the recommended security settings when running these instances. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems and networks (including our products), our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

We use third-party service providers and subprocessors to help us deliver services to our customers. These third-party service providers and subprocessors may collect, store, transmit or otherwise process personal data or other confidential information of our employees and our customers. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. Due to applicable laws, regulations, rules, standards, contractual obligations, policies and other obligations, we may be held responsible for security breaches or other security incidents attributed to our third-party service providers as they relate to the information we share with them.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security breaches and other security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences.

If we (or a third party upon whom we rely) experience or are perceived to have experienced a security breach or other security incident, or fail to make adequate or timely disclosures to the public, regulators, law enforcement agencies or affected individuals, as applicable, following any such event, we may experience adverse consequences. These consequences may include: liability under applicable data privacy and security laws, regulations, rules, standards, contractual obligations, policies and other obligations; obligations to notify regulators and affected individuals; government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing personal and other sensitive information; litigation (including class claims); indemnification and other contractual obligations; damages; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security breaches and other security incidents and attendant consequences may cause customers to stop using our platform, products, and services, deter new customers from using our platform, products, and services, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

While we maintain general liability insurance coverage and coverage for errors or omissions, we cannot assure you that such coverage will be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of personal, proprietary, confidential or other sensitive data or otherwise relating to data privacy and security matters. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage as to any future claim.

Our sales cycle may be long and is unpredictable and our sales efforts require considerable time and expense.

The timing of our sales and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for our offerings. We are often required to spend significant time and resources to better educate and familiarize potential customers with the value proposition of paying for our products and services. The length of our sales cycle, from initial evaluation to payment for our offerings is generally three to nine months, but can vary substantially from customer to customer or from application to application within a given customer. As the purchase and deployment of our products can be dependent upon customer initiatives, our sales cycle can extend to more than a year for some customers. Customers often view a subscription to our products and services as a strategic decision and significant investment and, as a result, frequently require considerable time to evaluate, test and qualify our product offering prior to entering into or expanding a subscription. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

- the effectiveness of our sales force, in particular new sales people as we increase the size of our sales force;

- the discretionary nature of purchasing and budget cycles and decisions;

- the obstacles placed by a customer's procurement process;

- our ability to convert users of our free offerings to paying customers;

- economic conditions and other factors impacting customer budgets;

- customer evaluation of competing products during the purchasing process; and

- evolving customer demands.

Given these factors, it is difficult to predict whether and when a sale will be completed and when revenue from a sale will be recognized, particularly the timing of revenue recognition related to the term license portion of our subscription revenue. In addition, as a result of rising inflation and interest rates, and global economic uncertainty, potential customers may consider reducing or delaying, technology or other discretionary spending, which could also result in an extension of our sales cycle. This could impact the variability and comparability of our quarterly revenue results and may have an adverse effect on our business, results of operations and financial condition.

We may be forced to reduce prices for our subscription offerings and as a result our revenue and results of operations will be harmed.

As the market for databases evolves, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers or convert users of our free offerings to paying customers on terms or based on pricing models that we have used historically. In the past, we have been able to increase our prices for our subscription offerings, but we may choose not to introduce or be unsuccessful in implementing future price increases. As a result of these and other factors, in the future we may be required to reduce our prices or be unable to increase our prices, or it may be necessary for us to increase our services or product offerings without additional revenue to remain competitive, all of which could harm our results of operations and financial condition.

If we are unable to attract new customers in a manner that is cost-effective and assures customer success, we will not be able to grow our business, which would adversely affect our results of operations and financial condition.

In order to grow our business, we must continue to attract new customers in a cost-effective manner and enable these customers to realize the benefits associated with our products and services. We may not be able to attract new customers for a variety of reasons, including as a result of their use of traditional relational and/or other database products and their internal timing, budget or other constraints that hinder their ability to migrate to or adopt our products or services.

Even if we do attract new customers, the cost of new customer acquisition, product implementation and ongoing customer support may prove so high as to prevent us from achieving or sustaining profitability. For example, in fiscal years 2025, 2024 and 2023, total sales and marketing expense represented 43%, 47% and 54% of revenue, respectively. We intend to continue to hire additional sales personnel, increase our marketing activities to help educate the market about the benefits of our platform and services, grow our domestic and international operations and build brand awareness. We also intend to continue to cultivate our relationships with developers through continued investment in our MongoDB.local events, MongoDB Advocacy Hub, User Groups, MongoDB University and our partner ecosystem of global system integrators, value-added resellers and independent software vendors. If the costs of these sales and marketing efforts increase dramatically, if we do not experience a substantial increase in leverage from our partner ecosystem, or if our sales and marketing efforts do not result in substantial increases in revenue, our business, results of operations and financial condition may be adversely affected. In addition, while we expect to continue to invest in our professional services organization to accelerate our customers' ability to adopt our products and ultimately create and expand their use of our products over time, we cannot assure you that any of these investments will lead to the cost-effective acquisition of additional customers.

If we fail to offer high quality support, our business and reputation could suffer.

Our customers rely on our personnel for support of our software and services included in our subscription packages. High-quality support is important for the renewal and expansion of our agreements with existing customers. The importance of high-quality support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new software to existing and new customers could suffer and our reputation and relationships with existing or potential customers could be harmed.

Real or perceived errors, failures or bugs in our software could adversely affect our business, results of operations, financial condition and growth prospects.

Our software is complex and therefore, undetected errors, failures or bugs have occurred in the past and may occur in the future. Our software is used in IT environments with different operating systems, system management software, applications, devices, databases, servers, storage, middleware, custom and third-party applications and equipment and networking configurations, which may cause errors or failures in the IT environment into which our software is deployed. This diversity increases the likelihood of errors or failures in those IT environments. Despite testing by us, real or perceived errors, failures or bugs may not be found until our customers use our software. Real or perceived errors, failures or bugs in our products could result in negative publicity, security breaches or other security incidents, loss of or delay in market acceptance of our software, regulatory investigations and enforcement actions, harm to our brand, weakening of our competitive position, or claims by customers for losses sustained by them or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures or bugs in our software could also impair our ability to attract new customers, retain existing customers or expand their use of our software, which would adversely affect our business, results of operations and financial condition.

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, standards, contractual obligations, policies and other obligations particularly related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

Data privacy and security is a significant issue in the United States, Europe and in many other countries and jurisdictions where we offer our software and services. In the ordinary course of business, we collect, receive, store, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share and otherwise process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, and intellectual property. We collect personal information from individuals located both in the United States and abroad and may store or otherwise process such information outside of the country in which it was collected. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, rules, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws. For example, at the federal level, Section 5 of the Federal Trade Commission Act prohibits unfair or deceptive acts or practices in or affecting commerce (which extends to data privacy and security practices), and the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. At the state level, the California Consumer Privacy Act, as modified by the California Privacy Rights Act (collectively, the "CCPA") gives California residents the right to, among other things, request disclosure of personal information collected about them and whether that information has been sold to others, request deletion of personal information (subject to certain exceptions), opt out of sales of their personal information, and not be discriminated against for exercising these rights. The CCPA also authorizes private lawsuits to recover statutory damages for certain data breaches. The effects of the CCPA are potentially significant and may require us to modify our data collection or processing practices and policies and increase our compliance costs and potential liability with respect to personal information we collect about California residents.

A number of other U.S. states have also enacted, or are considering enacting, comprehensive data privacy laws that share similarities with the CCPA. Certain state laws and regulations may be more stringent, broader in scope, or offer greater individual rights, with respect to personal data than federal or other state laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to consumers whose personal data has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly.

Furthermore, from time to time, U.S. presidential administrations have issued, and may in the future issue, Executive Orders related to cybersecurity practices that may affect our business. For example, on May 12, 2021, the Biden administration issued an Executive Order requiring federal agencies to implement additional IT security measures, including, among other things, requiring agencies to adopt multifactor authentication and encryption for data at rest and in transit, to the maximum extent consistent with federal records laws and other applicable laws. Additionally, the Executive Order called for the development of secure software development practices or criteria for a consumer software labeling program reflecting a baseline level of secure practices for development of software sold to the U.S. federal government. Due to the Executive Order, federal agencies may require us to modify our cybersecurity practices and policies and increase our compliance costs and, if we are unable to meet the requirements of the Executive Order, it could impede our ability to work with the U.S. government and result in a loss of revenue.

Internationally, virtually every jurisdiction in which we operate has established its own data privacy and security legal framework with which we or our customers must comply, including, but not limited to, the European Economic Area ("E.E.A."), Switzerland, the United Kingdom ("U.K."), Canada, Brazil and other countries. The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the E.E.A. is subject to the General Data Protection Regulation (the "GDPR"), and other European laws governing the processing of personal data. Data protection authorities in the E.E.A. have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million or 4% of the entity's total worldwide global turnover for the preceding financial year, whichever is higher. Further, the GDPR provides for private litigation related to the processing of personal data that can be brought by classes of data subjects or consumer protection organizations authorized at law to represent the data subjects' interests. Since we act as a data processor for our MongoDB Atlas customers, we have taken steps to cause our processes to be compliant with applicable portions of the GDPR, but because of the ambiguities in the GDPR and the evolving interpretation of the GDPR by data protection authorities, we cannot assure you that such steps are complete or effective.

Following the exit of the U.K. from the European Union ("E.U."), the GDPR was transposed into U.K. law (the "U.K. GDPR") as supplemented by the U.K. Data Protection Act 2018, which currently imposes the same obligations as the GDPR in most material respects. Failure to comply with the U.K. GDPR can result in fines up to a maximum of £17.5 million or 4% of the entity's total worldwide global turnover for the preceding financial year, whichever is higher. However, the U.K. GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the U.K. government). Moreover, the U.K. government has publicly announced plans to reform the U.K. GDPR in ways that, if formalized, are likely to deviate from the GDPR, all of which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses.

The European Commission also revised its Cybersecurity Directive ("NIS2"), which came into force in January 2023 and applies extraterritorially similar to the GDPR. Among other things, NIS2 requires companies providing essential and digital services across key sectors in the EU economy, including cloud services providers, to adopt or update policies and procedures on issues such as incident handling and supply chain security. EU Member States have flexibility in identifying the types of entities considered "essential." The deadline for EU Member States to transpose NIS2 into national law was October 17, 2024. However only a small number of Member States have met that deadline, creating ongoing uncertainty around how NIS2 will impact our business. In addition, the EU's Digital Operational Resiliency Act ("DORA") for the financial sector took effect in January 2025. DORA standardizes how financial entities report cybersecurity incidents, test their digital operational resilience, and manage ICT third-party risk across the financial services sector and EU member states. We have taken steps to ensure our contracts with EU financial sector customers are DORA-compliant, however we cannot assure you that such steps are complete or effective.

Countries outside Europe are implementing significant limitations on the processing of personal data, similar to those in the GDPR. For example, Brazil has enacted the General Data Protection Law (Lei Geral Proteção de Dados Pessoais, or "LGPD") (Law No. 13,709/2018). In addition, on June 5, 2020, Japan passed amendments to its Act on the Protection of Personal data, or APPI, which entered into force on April 1, 2022. Both of these laws broadly regulate the processing of personal data in a manner comparable to the GDPR, and violators of the LGPD and APPI face substantial penalties.

Some foreign data privacy and security laws, including, without limitation, the GDPR, the U.K. GDPR, and the Swiss Federal Act on Data Protection may restrict the cross-border transfer of personal data, such as transfers of data to the United States from the E.E.A., Switzerland or U.K. These laws may require data exporters and data importers - as a condition of cross-border data transfers - to implement specific safeguards to protect the transferred personal data. Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, the GDPR generally restricts the transfer of personal data to countries outside of the E.E.A. that the European Commission does not consider to provide an adequate level of data privacy and security, such as the United States, unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data, such as, most commonly, the "Standard Contractual Clauses" ("SCCs") released by the European Commission. Use of the SCCs imposes additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. Although the U.K. currently has an adequacy decision from the European Commission, such that SCCs are not required for the transfer of personal data from the E.E.A. to the U.K., that decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the U.K. data protection regime is reformed in ways that deviate substantially from the GDPR. Adding further complexity for international data transfers, in March 2022, the U.K. adopted its own International Data Transfer Agreement for transfers of personal data out of the U.K. to so-called third countries, as well as an international data transfer addendum that can be used with the SCCs for the same purpose. Moreover, on July 10, 2023 the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the E.U. to the U.S. under the EU-U.S. Data Privacy Framework.

We are currently self-certified under the EU-U.S. Data Privacy Framework, however such adequacy decision is likely to face challenge at the Court of Justice of the European Union. While the EU-U.S. Data Privacy Framework does not apply to the U.K., on October 12, 2023, the U.K. government adopted an adequacy decision concluding that the United States ensures an adequate level of protection transferred from the U.K. to the United States under the U.K. Extension to the EU-U.S. Data Privacy Framework ("U.K. Data Privacy Framework"). We are currently self-certified under the U.K. Data Privacy Framework, and have also self-certified under the Swiss Data Privacy Framework. Both the U.K. and Swiss Data Privacy Frameworks could also be contested or otherwise affected by any challenges to the EU-U.S. Data Privacy Framework. Certain countries outside Europe (including Russia, China and Brazil) have also passed or are considering laws requiring local data residency or otherwise impeding the transfer of personal data across borders, any of which could increase the cost and complexity of doing business. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or other foreign jurisdictions. The inability to import personal data to the United States could significantly and negatively impact our business operations; limit our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or require us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense.

In addition to the GDPR, other European legislative proposals and present laws and regulations apply to cookies and similar tracking technologies, electronic communications, and marketing. In the E.E.A. and the U.K., regulators are increasingly focusing on compliance with requirements related to the online behavioral advertising ecosystem. For example, it is anticipated that the ePrivacy Regulation, which is still being negotiated, and national implementing laws will replace the current national laws implementing the ePrivacy Directive. Compliance with these laws and regulations may require us to make significant operational changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to liabilities.

In addition to government regulation, we may be contractually subject to industry standards adopted by privacy advocates and industry groups and may become subject to such obligations in the future. We may also be bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

Further, because data privacy and security are critical competitive factors in our industry, we publish privacy policies and other documentation regarding our collection, use, disclosure and other processing of personal data and other confidential information. Although we endeavor to comply with our published policies, certifications and documentation, we may at times fail to do so, may be perceived to have failed to do so, or be alleged to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or vendors fail to comply with our published policies, certifications and documentation. The publication of our privacy policies and other documentation that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Should any of these statements prove to be untrue or be perceived as untrue, even if because of circumstances beyond our reasonable control, we may face litigation, disputes, claims, investigations, inquiries or other proceedings by the U.S. Federal Trade Commission, federal, state and foreign regulators, our customers and private litigants, which could adversely affect our business, reputation, results of operations and financial condition.

Because the interpretation and application of data privacy and security laws, regulations, rules, standards and other obligations are still uncertain and likely to remain uncertain for the foreseeable future, it is possible that these laws, regulations, rules, standards and other actual or alleged obligations, including contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our data management practices or the features of our software. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which we may be unable to do in a commercially reasonable manner or at all and which could have an adverse effect on our business. Any inability to adequately address data privacy and security concerns, even if unfounded, or the failure, or perceived failure, to comply with applicable data privacy and security laws, regulations, rules, standards, contractual obligations, policies and other actual or alleged obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

Furthermore, the costs of compliance with and other burdens imposed by, the laws, regulations, rules, standards, contractual obligations, policies and other obligations related to data privacy and security that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our software. Privacy concerns, whether valid or not valid, may inhibit market adoption of our software particularly in certain industries and foreign countries.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Our market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on third-party assumptions and estimates that may not prove to be accurate. The market in which we compete may not meet these size estimates and may not achieve these growth forecasts. Even if the market in which we compete meets such size estimates and the growth forecasts, our business could fail to grow at similar rates, if at all, for a variety of reasons, which would adversely affect our results of operations.

We could incur substantial costs in obtaining, maintaining, protecting, defending or enforcing our intellectual property rights and any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could reduce the value of our software and brand.

Our success and ability to compete depend in part upon our intellectual property rights. As of January 31, 2025, we had 84 issued patents and 47 pending patent applications in the United States. Patent applications may not result in issued patents and even if a patent issues, we cannot assure you that such patent will be adequate to protect our business. In addition to patent protection, we primarily rely on copyright and trademark laws, trade secret protection and confidentiality or other contractual arrangements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may not be adequate and we may be unable to detect the unauthorized use of, or prevent third parties from infringing, misappropriating or otherwise violating, our intellectual property rights. In order to protect our intellectual property rights, we may be required to spend significant resources to establish, monitor and enforce such rights. Litigation brought to enforce our intellectual property rights could be costly, time-consuming and distracting to management and could be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated, interpreted narrowly or held unenforceable and could put our related intellectual property at risk of not issuing or being canceled. The local laws of some foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States and effective intellectual property protection and mechanisms may not be available in those jurisdictions. We may need to expend additional resources to defend our intellectual property in these countries and our inability to do so could impair our business or adversely affect our international expansion. Our patent applications and patents arising from any patent applications we may file in the future may never be granted and, even if we are successful in obtaining effective protection, it is expensive to maintain these rights, both in terms of application and maintenance costs, and the time and cost required to defend our rights could be substantial. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if we are able to secure our intellectual property rights, there can be no assurances that such rights will provide us with competitive advantages or distinguish our products and services from those of our competitors or that our competitors will not independently develop similar technology.

In addition, we regularly contribute source code under open source licenses and have made some of our own software available under open source or source available licenses and we include third-party open source software in our products. Because the source code for any software we contribute to open source projects or distribute under open source or source available licenses is publicly available, our ability to protect our intellectual property rights with respect to such source code may be limited or lost entirely. In addition, from time to time, we may face claims from third parties claiming ownership of, or demanding release of, the software or derivative works that we have developed using third-party open source software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. See "—Our software incorporates third-party open source software, which could negatively affect our ability to sell our products and subject us to possible litigation."

We have been and may in the future be, subject to intellectual property rights claims by third parties, which may be costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We have in the past and may in the future be subject to claims that we have misappropriated, misused, infringed or otherwise violated the intellectual property rights of our competitors, non-practicing entities or other third parties. This risk is exacerbated by the fact that our software incorporates third-party open source software.

Any intellectual property claims, with or without merit, could be very time-consuming and expensive and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party's rights, some of which we have invested considerable effort and time to bring to market. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any aspect of our business that may ultimately be determined to infringe, misappropriate or otherwise violate the intellectual property rights of another party, we could be forced to limit or stop sales of subscriptions to our software and may be unable to compete effectively. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel have divulged proprietary or other confidential information to us. Further, we may be unaware of the intellectual property rights of others that may cover some or all of our products, and our insurance may not cover intellectual property rights infringement claims that may be made. Any of these results would adversely affect our business, results of operations and financial condition.

If we are unable to maintain successful relationships with our partners, our business, results of operations and financial condition could be harmed.

In addition to our direct sales force and our website, we use strategic partners, such as global system integrators, value-added resellers and independent software vendors to sell our subscription offerings and related services. Our agreements with our partners are generally nonexclusive, meaning our partners may offer their customers products and services of several different companies, including products and services that compete with ours, or may themselves be or become competitors. If our partners do not effectively market and sell our subscription offerings and related services, choose to use greater efforts to market and sell their own products and services or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our subscription offerings and related services may be harmed. Our partners may cease marketing our subscription offerings or related services with limited or no notice and with little or no penalty. The loss of a substantial number of our partners, our possible inability to replace them, or the failure to recruit additional partners could harm our growth objectives and results of operations.

We rely upon third-party cloud providers to host our cloud offering; any disruption of or interference with our use of third-party cloud providers would adversely affect our business, results of operations and financial condition.

We outsource substantially all of the infrastructure relating to MongoDB Atlas across AWS, Microsoft Azure and GCP to host our cloud offering. If the hosting of MongoDB Atlas is disrupted or interfered with for any reason, our business would be negatively impacted. Customers of MongoDB Atlas need to be able to access our platform at any time, without interruption or degradation of performance and we provide them with service level commitments with respect to uptime. Third-party cloud providers run their own platforms that we access and we are, therefore, vulnerable to their service interruptions. We may experience interruptions, delays and outages in service and availability from time to time as a result of problems with our third-party cloud providers' infrastructure. Lack of availability of this infrastructure could be due to a number of potential causes including technical failures, natural disasters, fraud, cyberattacks, or security breaches or other security incidents that we cannot predict or prevent. Such interruptions, delays or outages could lead to the triggering of our service level agreements and the issuance of credits to our cloud offering customers, which may impact our business, results of operations and financial condition. In addition, if we or any of these third-party cloud providers, experience a security breach or other security incident, our software is unavailable or our customers are unable to use our software within a reasonable amount of time or at all, then our business, results of operations and financial condition could be adversely affected. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It is possible that our customers and potential customers would hold us accountable for any breach of security affecting a third-party cloud provider's infrastructure and we may incur significant liability from those customers and from third parties with respect to any breach affecting these systems. We may not be able to recover a material portion of our liabilities to our customers and third parties from a third-party cloud provider. It may also become increasingly difficult to maintain and improve our performance, especially during peak usage times, as our software becomes more complex and the usage of our software increases. Any of the above circumstances or events may harm our business, results of operations and financial condition.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business, results of operations and financial condition.

Our continued growth depends in part on the ability of our existing customers and new customers to access our software at any time and within an acceptable amount of time. We may experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes or failures, human or software errors, malicious acts, terrorism, security breaches or other security incidents, or capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud, cyberattacks, data breaches or other security incidents. In some instances, we may not be able to identify and/or remedy the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance as our software offerings and customer implementations become more complex. If our software is unavailable or if our customers are unable to access features of our software within a reasonable amount of time or at all, or if other performance problems occur, our business, results of operations and financial conditions may be adversely affected.

Incorrect or improper implementation or use of our software could result in customer dissatisfaction and harm our business, results of operations, financial condition and growth prospects.

Our database software and related services are designed to be deployed in a wide variety of technology environments, including in large-scale, complex technology environments and we believe our future success will depend at least, in part, on our ability to support such deployments. Implementations of our software may be technically complicated and it may not be easy to maximize the value of our software without proper implementation and training. For example, industry publications have reported ransomware attacks on MongoDB instances. We believe these attacks were successful due to the failure by users of our Community Server offering to properly turn on the recommended security settings when running these instances. If our customers are unable to implement our software successfully, or in a timely manner, customer perceptions of our company and our software may be impaired, our reputation and brand may suffer and customers may choose not to renew their subscriptions or increase their purchases of our related services.

Our customers and partners need regular training in the proper use of and the variety of benefits that can be derived from our software to maximize its potential. We often work with our customers to achieve successful implementations, particularly for large, complex deployments. Our failure to train customers on how to efficiently and effectively deploy and use our software, or our failure to provide effective support or professional services to our customers, whether actual or perceived, may result in negative publicity or legal actions against us. Also, as we continue to expand our customer base, any actual or perceived failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our related services.

If we fail to meet our service level commitments, our business, results of operations and financial condition could be adversely affected.

Our agreements with customers typically provide for service level commitments. Our MongoDB Enterprise Advanced customers typically get service level commitments with certain guaranteed response times and comprehensive 24x365 coverage. Our MongoDB Atlas customers typically get monthly uptime service level commitments, where we are required to provide a service credit for any extended periods of downtime. The complexity and quality of our customer's implementation and the performance and availability of cloud services and cloud infrastructure are outside our control and, therefore, we are not in full control of whether we can meet these service level commitments. Our business, results of operations and financial condition could be adversely affected if we fail to meet our service level commitments for any reason. Any extended service outages could adversely affect our business, reputation and brand.

We rely on the performance of highly skilled personnel, including senior management and our engineering, professional services, sales and technology professionals; if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management team, particularly our Chief Executive Officer, and our highly skilled team members, including our sales personnel, customer-facing technical personnel and software engineers.

We do not maintain key man insurance on any of our executive officers or key employees. From time to time, there may be changes in our senior management team resulting from the termination or departure of our executive officers and key employees. The majority of our senior management and key employees are employed on an at-will basis, which means that they could terminate their employment with us at any time. The loss of any of our senior management or key employees could adversely affect our ability to build on the efforts they have undertaken to execute our business plan and to execute against our market opportunity. We may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees.

Further, if members of our management and other key personnel in critical functions across our organization are unable to perform their duties or have limited availability, we may not be able to execute on our business strategy and/or our operations may be negatively impacted.

Our ability to successfully pursue our growth strategy and compete effectively also depends on our ability to attract, motivate and retain our personnel. Competition for well-qualified employees in all aspects of our business, including sales personnel, customer-facing technical personnel and software engineers, is intense, and it may be even more challenging to retain qualified personnel as many companies have moved to offer a remote or hybrid work environment. Our recruiting efforts focus on elite organizations and our primary recruiting competition are well-known, high-paying technology companies. In response to competition, rising inflation rates and labor shortages, we may need to adjust employee compensation, which could affect our operating costs and margins, as well as potentially cause dilution to existing stockholders. We may also lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business would be adversely affected.

If we are not able to maintain and enhance our brand, especially among developers, our business and results of operations may be adversely affected.

We believe that developing and maintaining widespread awareness of our brand, especially with developers, in a cost-effective manner is critical to achieving widespread acceptance of our software and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenue and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. For instance, our continued focus and investment in MongoDB.local events, MongoDB University and similar investments in our brand and customer engagement and education may not generate a sufficient financial return. If we fail to successfully promote and maintain our brand, or continue to incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our platform.

Our corporate culture has contributed to our success and if we cannot continue to maintain and develop this culture as we grow and evolve, we may be unable to execute effectively and could lose the innovation, creativity and entrepreneurial spirit we have worked hard to foster, which could harm our business.

We believe that our culture has been and will continue to be a key contributor to our success. Our workforce has increased significantly from January 31, 2017 and we expect to continue to hire as we expand, especially among research and development and sales and marketing personnel. Such headcount growth may result in a change to our corporate culture.

Our leadership team also plays a key role in our corporate culture. We may recruit and hire other senior executives in the future. Such management changes subject us to a number of risks, such as risks pertaining to coordination of responsibilities and tasks, creation of new management systems and processes, differences in management style, any of which could adversely impact our corporate culture. In addition, we may need to adapt our corporate culture and work environments to changing circumstances, such as during times of a natural disaster or pandemic.

If we do not continue to maintain and develop our corporate culture, we may be unable to execute effectively and foster the innovation, creativity and entrepreneurial spirit we believe we need to support our growth, which could harm our business.

We depend and rely upon SaaS technologies from third parties to operate our business and interruptions or performance problems with these technologies may adversely affect our business and results of operations.

We rely on hosted SaaS applications from third parties in order to operate critical functions of our business, including enterprise resource planning, order management, contract management billing, project management and accounting and other operational activities. If these services become unavailable due to extended outages, interruptions or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted and our processes for managing sales of our platform and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business.

Indemnity provisions in various agreements could expose us to substantial liability for data breaches, intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, security breaches or other security incidents, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such indemnity obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Because our long-term growth strategy involves sales to customers outside the United States, our business is susceptible to risks associated with international operations.

A significant portion of our revenue is derived internationally and we are susceptible to risks related to our international operations. In the fiscal years ended January 31, 2025, 2024 and 2023, total revenue generated from customers outside the United States was 46%, 46% and 45%, respectively, of our total revenue. We currently have international offices outside of North America in Europe, the Middle East and Africa ("EMEA"), the Asia-Pacific region and South America, focusing primarily on selling our products and services in those regions. In addition, we expanded our reach in China in February 2021 when we announced a global partnership with Tencent Cloud that allows customers to easily adopt and use MongoDB-as-a-Service across Tencent's global cloud infrastructure. In the future, we may continue to expand our presence in these regions or expand into other international locations. Our current international operations and future initiatives involve a variety of risks, including risks associated with:

- changes in a specific country's or region's political or economic conditions;

- the need to adapt and localize our products for specific countries;

- greater difficulty collecting accounts receivable and longer payment cycles;

- unexpected changes in laws, regulatory requirements, taxes or trade laws;

- shelter-in-place, occupancy limitations or similar orders, private travel limitation, or business disruption in regions affecting our operations, stemming from actual, imminent or perceived outbreak of contagious disease;

- more stringent regulations relating to data privacy and security and the unauthorized use of, or access to, commercial and personal data, particularly in EMEA;

- differing labor regulations, especially in EMEA, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

- challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

- difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

- increased costs associated with international operations, including travel, real estate, infrastructure and legal compliance costs;

- currency exchange rate fluctuations and the resulting effect on our revenue and expenses and the cost and risk of entering into hedging transactions if we chose to do so in the future;

- the effect of other economic factors, including inflation, pricing and currency devaluation;

- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

- laws and business practices favoring local competitors or general preferences for local vendors;

- operating in new, developing or other markets in which there are significant uncertainties regarding the interpretation, application and enforceability of laws and regulations, including relating to contract and intellectual property rights;

- limited or insufficient intellectual property protection or difficulties enforcing our intellectual property;

- political instability, including any escalation in the geopolitical tensions between China and Taiwan, social unrest, terrorist activities, acts of civil or international hostility, such as the current military conflict and escalating tensions between Russia and Ukraine, natural disasters or regional or global outbreaks of contagious diseases, such as the COVID-19 pandemic;

- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act and similar laws and regulations in other jurisdictions; and

- adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

Changes in government trade policies, including the imposition of tariffs and other trade barriers, could limit our ability to sell our products to certain customers and certain markets, which could adversely affect our business, financial condition and results of operations.

The United States or foreign governments may take administrative, legislative or regulatory action that could materially interfere with our ability to sell our offerings in certain countries. For instance, there is currently significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, tariffs and taxes. If tariffs or other trade barriers are placed on offerings such as ours, this could have a direct or indirect adverse effect on our business. Even in the absence of tariffs or other trade barriers, the related uncertainty and the market's fears relating to international trade might result in lower demand for our offerings, which could adversely affect our business, financial condition and results of operations.

If currency exchange rates fluctuate substantially in the future, our financial results, which are reported in U.S. dollars, could be adversely affected.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Often, contracts executed by our foreign operations are denominated in the currency of that country or region and a portion of our revenue is therefore subject to foreign currency risks. However, a strengthening of the U.S. dollar could increase the real cost of our subscription offerings and related services to our customers outside of the United States, adversely affecting our business, results of operations and financial condition. We incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in the dollar equivalent of such expenses being higher. This could have a negative impact on our reported results of operations. To date, we have not engaged in any hedging strategies and any such strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures that we may implement in the future to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our software and could have a negative impact on our business.

The future success of our business and particularly our cloud offerings, such as MongoDB Atlas, depends upon the continued use of the internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our software in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, resulting in reductions in the demand for internet-based solutions such as ours.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by a variety of evolving data security threats and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our subscription offerings and related services could suffer.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions and we could be obligated to pay additional taxes, which would harm our results of operations.

Based on our current corporate structure, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing and could impose additional tax, interest and penalties. In addition, the authorities could claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement was to occur and our position was not sustained, we could be required to pay additional taxes and interest and penalties. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and harm our business and results of operations.

We have completed acquisitions in the past and may in the future expand through acquisitions or investments in strategic partnerships, each of which may divert our management's attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations, and harm our results of operations.

Our success will depend, in part, on our ability to grow our business in response to changing technologies, customer demands and competitive pressures. We have in the past acquired, and we may in the future expand through, acquisitions or investments in products or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. The identification of suitable acquisition candidates can be difficult, time-consuming and costly and we may not be able to successfully complete identified acquisitions.

The risks we face in connection with any acquisitions or strategic investments include:

- the potential of incurring charges or assuming substantial debt or other liabilities, which may cause adverse tax consequences or unfavorable accounting treatment, and which may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, or which may not generate sufficient financial return to offset additional costs and expenses related to the acquisition or strategic investment;

- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire or invest in, particularly if key personnel of the acquired company decide not to work for us;

- we may not be able to realize anticipated synergies;

- an acquisition or strategic investment may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

- an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company and we may experience increased customer churn with respect to the company acquired;

- we may encounter challenges integrating the employees of the acquired company into our company culture;

- for international transactions, we may face additional challenges related to the integration of operations across different cultures and languages and the economic, political and regulatory risks associated with specific countries;

- we may be unable to successfully sell any acquired products or increase adoption or usage of acquired products, or increase spend by acquired customers;

- our use of cash to pay for acquisitions or strategic investment would limit other potential uses for our cash;

- if we incur debt to fund any acquisitions, such debt may subject us to material restrictions on our ability to conduct our business, including financial maintenance covenants;

- if we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease; and

- unforeseen legal liability arising from prior or ongoing acts or omissions by the acquired businesses which are not discovered by due diligence during the acquisition process or that prove to have a greater than anticipated adverse impact. There is no assurance that acquired businesses will have invested sufficient efforts in their own regulatory compliance, and we may need to invest in and seek to improve the regulatory compliance controls and systems of such businesses. Generally, if an acquired business fails to meet our expectations, or if we are unable to establish effective regulatory compliance controls with respect to an acquired business, our operating results, business, and financial condition may suffer.

The occurrence of any of these risks could have an adverse effect on our business, results of operations and financial condition.

We are subject to risks associated with our non-marketable securities, including partial or complete loss of invested capital. Significant changes in the fair value of our private investment portfolio could negatively impact our financial results.

We have non-marketable equity securities in privately-held companies. The financial success of our investments in any privately-held company is typically dependent on a liquidity event, such as a public offering, acquisition or other favorable market event reflecting appreciation to the cost of our initial investment. In addition, valuations of privately-held companies are inherently complex due to the lack of readily available market data.

We record all fair value adjustments of our non-marketable securities through the consolidated statements of operations. As a result, we may experience additional volatility to our statements of operations due to the valuation and timing of observable price changes or impairments of our non-marketable securities. Our ability to mitigate this volatility in any given period may be impacted by our contractual obligations to hold securities for a set period of time. All of our investments, especially our non-marketable securities, are subject to a risk of a partial or total loss of investment capital. Changes in the fair value or partial or total loss of investment capital of these individual companies could be material to our financial statements and negatively impact our business and financial results.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.S. Travel Act, the U.K. Bribery Act (the "Bribery Act") and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions around the world. The FCPA, Bribery Act and similar applicable laws generally prohibit companies, their officers, directors, employees and third-party intermediaries, business partners and agents from making improper payments or providing other improper things of value to government officials or other persons. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and other third parties where we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, resellers and agents, even if we do not explicitly authorize such activities. While we have policies and procedures and internal controls to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. To the extent that we learn that any of our employees, third-party intermediaries, agents, or business partners do not adhere to our policies, procedures, or internal controls, we are committed to taking appropriate remedial action. In the event that we believe or have reason to believe that our directors, officers, employees, third-party intermediaries, agents, or business partners have or may have violated such laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can be extensive and require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, Bribery Act, or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, fines and penalties or suspension or debarment from U.S. government contracts, all of which may have a material adverse effect on our reputation, business, operating results and prospects and financial condition.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States ("GAAP"), are subject to interpretation by the FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, SEC proposals on climate-related disclosures may require us to update our accounting or operational policies, processes, or systems to reflect new or amended financial reporting standards. Such changes may adversely affect our business, financial condition and operating results.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in Note 2 *Summary of Significant Accounting Policies*, in the Notes to Consolidated Financial Statements included in Part II, Item 8, *Financial Statements*, of this Form 10-K. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our Consolidated Financial Statements include those related to revenue recognition, allowances for doubtful accounts, the period of benefit for deferred contract acquisition costs, the incremental borrowing rate related to the Company's lease liabilities, stock-based compensation, legal contingencies, fair value of acquired intangible assets and goodwill, useful lives and carrying values of intangible assets and property and equipment, fair value of non-marketable securities and accounting for income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of the Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have developed and are continuing to refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq.

We are required, pursuant to SEC rules that implement Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, we are required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our business and results of operations and could cause a decline in the price of our common stock and we may be subject to investigation or sanctions by the SEC.

We may require additional capital to support our operations or the growth of our business and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or otherwise enhance our database software, improve our operating infrastructure or acquire businesses and technologies. Accordingly, we may need to secure additional capital through equity or debt financings. If we raise additional capital, our existing stockholders could suffer significant dilution and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms that are favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms that are satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired and our business may be harmed.

We are a multinational organization with a distributed workforce facing increasingly complex tax issues in many jurisdictions and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly new and complex tax laws, the amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. Additionally, the rise of flexible work policies resulting from the COVID-19 pandemic is likely to continue to increase the complexity of our payroll tax practices and may lead to challenges with our payments to tax authorities. Furthermore, authorities in the many jurisdictions in which we operate or have employees could review our tax returns and impose additional tax, interest and penalties and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of certain tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

The enactment of legislation implementing changes in U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to the expansion of our international business activities, any changes in the U.S. taxation of such activities may impact our evidence supporting a full valuation allowance or increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

Potential tax reform globally and in the United States may result in significant changes to U.S. federal income tax law, including changes to the U.S. federal income taxation of corporations (including ours) and/or changes to the U.S. federal income taxation of stockholders in U.S. corporations, including investors in our common stock. For example, the U.S. Tax Cuts and Jobs Act of 2017 (the "Act") was enacted on December 22, 2017 and significantly revised the U.S. corporate income tax law. Additional significant changes to U.S. federal corporate tax law were made by the Coronavirus Aid, Relief, and Economic Security Act, and the recently enacted Inflation Reduction Act ("IRA"). The Company has determined that it is not currently subject to the tax effects of the IRA, which includes a corporate alternative minimum tax and an excise tax on stock buybacks. In addition, many jurisdictions have enacted legislation and adopted policies resulting from the Organization for Economic Cooperation and Development's ("OECD") Anti-Base Erosion and Profit Shifting Pillar Two Model Rules ("Pillar Two"). Rules adopted in response to the initiative establish a global per-country minimum tax of 15%. Many countries have enacted legislation, or have indicated their intent to adopt legislation, to implement these rules. The OECD and implementing countries are expected to continue to make further revisions to their legislation and release additional guidance. Pillar Two became effective for the Company in the first quarter of its fiscal year ending January 31, 2025. While the Company does not anticipate that Pillar Two will have a material impact on its tax provision or effective tax rate in the short-term, the Company continues to monitor evolving tax legislation in the jurisdictions in which it operates.

We continue to monitor the progression of new global and U.S. legislation impact on our effective tax rate. We are currently unable to predict whether any future changes will occur and, if so, the impact of such changes, including on the U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of January 31, 2025, we had net operating loss ("NOL") carryforwards for U.S. federal and state, Irish and U.K. income tax purposes. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. In general, under Section 382 of the Code, a corporation that undergoes an "ownership change" (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We may experience a future ownership change under Section 382 of the Code that could affect our ability to utilize the NOLs to offset our income. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes.

For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our results of operations and financial condition.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use, value added or similar taxes in all jurisdictions in which we have sales and we believe that such taxes are not applicable to our products and services in certain jurisdictions. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, to us or our end-customers for the past amounts and we may be required to collect such taxes in the future. If we are unsuccessful in collecting such taxes from our end-customers, we could be held liable for such costs. Such tax assessments, penalties and interest, or future requirements may adversely affect our results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our offerings are subject to U.S. export controls and we incorporate encryption technology into certain of our offerings. These encryption offerings and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license.

Furthermore, our activities are subject to the economic sanctions laws and regulations by the U.S. and other jurisdictions that prohibit the shipment of certain products and services without the required export authorizations or export to countries, governments and persons targeted by the sanctions. While we take precautions to prevent our offerings from being exported in violation of these laws, including obtaining authorizations for our encryption offerings, implementing IP address blocking and screenings against U.S. Government and international lists of restricted and prohibited persons, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws.

We also note that if our channel partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. We presently incorporate export control compliance requirements in our channel partner agreements. Complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

If we fail to comply with U.S. and other sanctions and export control laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers.

Also, various countries, in addition to the United States, regulate the import, export and sale of certain encryption and other technology, including permitting and licensing requirements and have enacted laws that could limit our ability to distribute our offerings or could limit our customers' ability to implement our offerings in those countries. Changes in our offerings or future changes in export and import regulations may create delays in the introduction of our offerings in international markets, prevent our customers with international operations from deploying our offerings globally or, in some cases, prevent the export or import of our offerings to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our offerings by, or in our decreased ability to export or sell our offerings to, existing or potential customers with international operations. Any decreased use of our offerings or limitation on our ability to export or sell our offerings would likely adversely affect our business operations and financial results.

Our business is subject to the risks of earthquakes, fire, floods, pandemics and public health emergencies and other natural catastrophic events and to interruption by man-made problems such as power disruptions, security breaches or other security incidents, or terrorism.

As of January 31, 2025, we have customers in over 100 countries and employees in over 25 countries. A significant natural disaster or man-made problem, such as an earthquake, fire, flood, an act of terrorism, the regional or global outbreak of a contagious disease, such as the COVID-19 pandemic, or other catastrophic event occurring in any of these locations, could adversely affect our business, results of operations and financial condition. Further, if a natural disaster or man-made problem were to affect data centers used by our cloud infrastructure service providers this could adversely affect the ability of our customers to use our products. In addition, natural disasters, regional or global outbreaks of contagious diseases and acts of terrorism could cause disruptions in our or our customers' businesses, national economies or the world economy as a whole. Moreover, these types of events could negatively impact consumer and business spending in the impacted regions or depending upon the severity, globally, which could adversely impact our operating results. For example, the COVID-19 pandemic and/or the precautionary measures that we, our customers, and the governmental authorities adopted resulted in operational challenges, including, among other things, adapting to new work-from-home arrangements. More generally, a catastrophic event could adversely affect economies and financial markets globally and lead to an economic downturn, which could decrease technology spending and adversely affect demand for our products and services. Any prolonged economic downturn or a recession could materially harm our business and operating results and those of our customers, could result in business closures, layoffs, or furloughs of, or reductions in the number of hours worked by, our and our customer's employees, and a significant increase in unemployment in the United States and elsewhere. Such events may also lead to a reduction in the capital and operating budgets that we or our customers have available, which could harm our business, financial condition, and operating results. As we experienced during the COVID-19 pandemic, the trading prices for our and other technology companies' common stock may be highly volatile as a result of a catastrophic event, which may reduce our ability to access capital on favorable terms or at all. In the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, data breaches or other security incidents and loss of critical data, any of which could adversely affect our business, results of operations and financial condition.

In addition, data security threats have become more prevalent, we face increased risk from these activities to maintain the performance, reliability, security and availability of our subscription offerings and related services and technical infrastructure to the satisfaction of our customers, which may harm our reputation and our ability to retain existing customers and attract new customers.

To the extent any of the above or similar events occur and adversely affect our business and results of operations, such event may also have the effect of heightening many of the other risks and uncertainties described in this "Risk Factors" section which may materially and adversely affect our business and results of operations.

We are subject to risks related to our environmental, social, and governance activities and disclosures.

We communicate certain environmental, social and governance ("ESG") related initiatives and goals regarding environmental matters, diversity and other matters in our annually released ESG Report (formerly known as the Corporate Sustainability Report), on our website and elsewhere. The implementation of any of our current or future initiatives, goals and commitments may be difficult to achieve and may require considerable investment. Additionally, if these initiatives are not perceived to be adequate, or if the positions we take (or choose not to take) on social and ethical issues are unpopular with some of our employees, partners, or with our customers or potential customers, our reputation could be harmed, which could negatively impact our ability to attract or retain employees, partners or customers. If we fail to satisfy the expectations of investors, regulators, customers and other stakeholders, if our initiatives are not executed as planned, or if we fail to implement sufficient oversight or accurately capture and disclose ESG matters, our reputation and business, operating results and financial condition could be adversely impacted.

In addition, there is an increasing focus from regulators, certain investors, customers and other stakeholders concerning ESG matters, both in the United States and internationally. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our ESG-related policies and actions are inadequate. The growing investor demand for measurement of non-financial performance is addressed by third-party providers of sustainability assessment and ESG ratings on companies. The criteria by which our ESG practices are assessed may change due to the constant evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors and other stakeholders may conclude that our ESG-related policies and/or actions with respect to corporate social responsibility are inadequate. There have also been increasing allegations of greenwashing against companies making significant ESG claims due to a variety of perceived deficiencies in performance. As stakeholder perceptions of sustainability continue to evolve, we may face reputational damage and potential stakeholder engagement and/or litigation in the event that we do not meet the ESG standards set by various constituencies. In addition, there exists certain "anti-ESG" sentiment among some individuals and government institutions, and we may also face scrutiny, reputational risk, lawsuits, or market access restrictions from these parties regarding our ESG initiatives.

Standards for tracking and reporting ESG matters continue to evolve. Accordingly, there can be no assurance that our reporting frameworks and principles will be in compliance with any new environmental and social laws and regulations that may be promulgated in the United States and elsewhere, and the costs of changing any of our current practices to comply with any new legal and regulatory requirements, and to keep up with market trends and stay competitive among our peers, in the United States and elsewhere may be substantial. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Our processes and controls for reporting ESG matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting metrics, including ESG -related disclosures pursuant to voluntary disclosure standards and those that are or may be required by the SEC and other regulators, and such standards, or interpretation and guidance thereof, may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future.

Social, ethical, security and regulatory issues relating to the use of new and evolving technologies, such as AI, in our offerings or partnerships may result in reputational harm and liability.

Social, ethical, security and regulatory issues relating to the use of new and evolving technologies such as AI, including generative AI, in our offerings or partnerships, may result in reputational harm and liability, and may cause us to incur additional research and development costs to resolve such issues. As with many innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. No assurance can be provided that our use of AI will enhance our products or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable and AI, particularly generative AI, has been known to produce false or "hallucinatory" inferences or outputs. If we enable or offer solutions that draw controversy due to their perceived or actual impact on society or if the content, analyses or recommendations that AI-powered solutions assist in producing in our products and services are, or are perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed, we may experience brand or reputational harm, competitive harm or legal liability. Potential government regulation related to AI use and ethics may also increase the burden and cost of research and development in this area, and failure to properly remediate AI usage or ethics issues may cause public confidence in AI to be undermined. AI and machine learning may change the way our industry identifies and responds to cybersecurity threats, and businesses that are slow to adopt or fail to adopt such new technologies may face a competitive disadvantage. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively. The rapid evolution of AI will require the application of resources to develop, test and maintain any potential offerings or partnerships to help ensure that AI is implemented ethically in order to minimize unintended, harmful impact.

In addition, the use of AI may enhance intellectual property, cybersecurity, operational and technological risks. Examples of heightened cybersecurity threats emerging from the rise of generative AI include the use of deepfake technologies in phishing and social engineering attacks, and more sophisticated malware that can evade conventional detection tools. AI also makes it cheaper for attackers to create malware, phishing, code reviews, or other tools at a high volume. As the regulatory framework for AI and related technologies evolves, it is possible that new laws and regulations will be adopted, or that existing laws and regulations, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition and equal opportunity laws and regulations, may be interpreted in ways that would affect our business and the ways in which we or our partners use AI or related technologies, our financial condition and our results of operations, including as a result of the cost to comply with such laws or regulations. For example, if we or our third-party AI providers do not have sufficient rights to use the data or other material or content on which AI tools rely, or the output generated by our use of such AI tools, we may incur liability through the violation of such laws, third-party intellectual property, privacy or other rights, or contracts to which we are a party. Moreover, use of generative AI in our code development process, while offering various potential benefits, could also pose certain ownership and security risks with respect to our codebase, given the current legal uncertainties relating to ownership of AI-generated works and the potential for security flaws in output code. If any of our employees, contractors, vendors or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information, including inadvertent disclosure of our confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. Our ability to mitigate risks associated with disclosure of our confidential information, including in connection with AI-powered software, will depend on our implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies and procedures governing the use of AI in our business. Moreover, any content created by us using generative AI tools may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, the outcome of any one of which may, amongst other things, require us to limit the ways in which we use AI in our business. For example, the output produced by generative AI tools may include information subject to certain rights of publicity or privacy laws or constitute an unauthorized derivative work of the copyrighted material used in training the underlying AI model, any of which could also create a risk of liability for us, or adversely affect our business or operations. In addition, the use of AI has resulted in, and may in the future result in, security breaches or other security incidents that implicate the personal data of users of AI-powered applications. If we experience security breaches or incidents in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk.

Further, potential government regulation related to AI use and ethics may also increase the burden and cost of research and development in this area, and failure to properly remediate AI usage or ethics issues may cause public confidence in AI to be undermined, which could slow adoption of AI in our products and services. For example, the EU AI Act was published in the Official Journal of the EU on July 12, 2024 and entered into force on August 1, 2024. The EU AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework categorizes AI systems, based on the risks associated with such AI systems' intended purposes, as creating unacceptable or high risks, with all other AI systems being considered low risk. The EU AI Act prohibits certain uses of AI systems and places numerous obligations on providers and deployers of permitted AI systems, with heightened requirements based on AI systems that are considered high risk. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

As the utilization of AI becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive and regulatory issues, among others. We expect that our incorporation of AI in our business will require additional resources, including the incurrence of additional costs, to develop and maintain our products and solutions and features to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing. As a result, the challenges presented with our use of AI could adversely affect our business, financial condition and results of operations.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock has been and is likely to continue to be volatile, which could cause the value of our common stock to decline.

Technology stocks have historically experienced high levels of volatility. The trading price of our common has been and is likely to continue to be volatile. Factors that could cause fluctuations in the trading price of our common stock include the following:

- actual or anticipated changes or fluctuations in our results of operations;

- whether our results of operations meet the expectations of securities analysts or investors;

- announcements of new products or technologies, commercial relationships, acquisitions or other events by us or our competitors;

- changes in how customers perceive the benefits of our product and future product offerings and releases;

- departures of key personnel;

- price and volume fluctuations in the overall stock market from time to time;

- fluctuations in the trading volume of our shares or the size of our public float;

- sales of large blocks of our common stock;

- changes in actual or future expectations of investors or securities analysts;

- significant data breach or other security incident involving our software;

- litigation involving us, our industry, or both;

- regulatory developments in the United States, foreign countries or both;

- general economic conditions and trends;

- major catastrophic events in our domestic and foreign markets; and

- "flash crashes," "freeze flashes" or other glitches that disrupt trading on the securities exchange on which we are listed.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company's securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business. This could have an adverse effect on our business, results of operations and financial condition.

We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which would cause our stock price to decline.

We release earnings guidance in our quarterly and annual earnings conference calls, quarterly and annual earnings releases, or otherwise, regarding our future performance that represents our management's estimates as of the date of release. This guidance includes forward-looking statements based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies on our business, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. Some of those key assumptions relate to the macroeconomic environment, including inflation and interest rates, which are inherently difficult to predict. We intend to state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. Furthermore, analysts and investors may develop and publish their own projections of our business, which may form a consensus about our future performance. Our actual business results may vary significantly from such guidance or that consensus due to a number of factors, many of which are outside of our control, including due to the global economic uncertainty and financial market volatility, instability in the banking sector, the ongoing geopolitical instability resulting from the conflicts between Russia and Ukraine and Israel and Hamas, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability, any of which or combination thereof could materially and adversely affect our business and future operating results. Furthermore, if we make downward revisions of our previously announced guidance, if we withdraw our previously announced guidance, or if our publicly announced guidance of future operating results fails to meet expectations of securities analysts, investors or other interested parties, the price of our common stock would decline.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this "Risk Factors" section in this report could result in the actual operating results being different from our guidance, and the differences may be adverse and material.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

We do not intend to pay dividends on our common stock for the foreseeable future.

We have never declared or paid any dividends on our capital stock. We intend to retain any earnings to finance the operation and expansion of our business and we do not anticipate paying any dividends in the foreseeable future. As a result, investors in our common stock may only receive a return if the market price of our common stock increases.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain additional executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq and other applicable securities rules and regulations. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these laws, regulations and standards are subject to varying interpretations and their application in practice may evolve over time as regulatory and governing bodies issue revisions to, or new interpretations of, these public company requirements. Such changes could result in continuing uncertainty regarding compliance matters and higher legal and financial costs necessitated by ongoing revisions to disclosure and governance practices. We will continue to invest resources to comply with evolving laws, regulations and standards and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

Being a public company under these rules and regulations has made it more expensive for us to obtain director and officer liability insurance and in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers or members of our Board of Directors, particularly to serve on our audit and compensation committees.

As a result of the disclosures within our filings with the SEC, information about our business and our financial condition is available to competitors and other third parties, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected. Even if the claims do not result in litigation or are resolved in our favor, these claims and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•   any derivative action or proceeding brought on our behalf;

•   any action asserting a breach of fiduciary duty;

•   any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; and

•   any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by the current members of our Board of Directors or take other corporate actions, including effecting changes in our management. These provisions include:

•   a classified Board of Directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board of Directors;

•   the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•   the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors;

•   a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•   the requirement that a special meeting of stockholders may be called only by our Board of Directors, the chairperson of our Board of Directors or our chief executive officer, which limitations could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- the requirement for the affirmative vote of holders of a majority of the voting power of all of the then outstanding shares of the voting stock to amend the provisions of our amended and restated certificate of incorporation relating to the management of our business (including our classified board structure) or certain provisions of our amended and restated bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

- the ability of our Board of Directors to amend our bylaws, which may allow our Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a specified period of time.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline.

In addition, we have options outstanding that, if fully exercised, would result in the issuance of shares of our common stock. We also have restricted stock units ("RSUs") outstanding that, if vested and settled, would result in the issuance of shares of common stock. All of the shares of common stock issuable upon the exercise of stock options and vesting of RSUs and the shares reserved for future issuance under our equity incentive plans, are registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements.

Risks Related to our Indebtedness

In the past, we incurred significant amounts of debt and may in the future incur additional indebtedness. We may not have sufficient cash flow from our business to make payments on such debt when due.

We and our subsidiaries may incur substantial additional debt in the future, subject to the restrictions contained in our future debt agreements, some of which may be secured debt. We may be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Such payments will reduce the funds available to us for working capital, capital expenditures and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry and prevent us from taking advantage of business opportunities as they arise. Our business may not be able to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. Additionally, weakness and volatility in capital markets and the economy, in general or as a result of macroeconomic conditions such as rising inflation, could limit our access to capital markets and increase our costs of borrowing.

The capped call transactions may affect the value of our common stock.

In connection with the pricing of the 2026 Notes, all of which were redeemed in December 2024, we entered into privately negotiated capped call transactions with certain counterparties. The capped call transactions cover, subject to customary adjustments, the number of shares of our common stock initially underlying the 2026 Notes. In connection with establishing their initial hedges of the capped call transactions, the counterparties or their respective affiliates entered into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the 2026 Notes.

The counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the expiration of the capped call transactions (and are likely to do so on each exercise date of the capped call transactions, which are scheduled to occur during a 40 day trading day period prior to expiration of the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of our common stock. We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of shares of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management

At MongoDB, cybersecurity risk management is an integral part of our overall information security program, which we review and update at least annually to reflect changes to our organization, business practices, technology and services, and applicable legislation and regulations. Our information security program is designed to align with the National Institute of Standards and Technology Cyber Security Framework and provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third parties. This framework includes steps for assessing the severity of a cybersecurity threat or incident, identifying the source of a cybersecurity threat or incident including whether the cybersecurity threat or incident is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. In addition, our information security team provides ongoing education to and requires mandatory training at least once annually of all employees. To bolster the security of our products and services, we have appropriate technical and organizational measures in place to protect data that our customers upload to MongoDB Atlas, which is certified against ISO 27001:2022, ISO 27017:2015, ISO 27018:2019, ISO 9001:2015, SOC 2 Type II, Payment Card Industry Data Security Standard v.4, and Cloud Security Alliance ("CSA") Security, Trust, Assurance, Information Security Registered Assessors Program and Risk ("STAR") Level 2. We also engage third parties to perform annual audits of our standards-based certifications and we have undergone a Health Insurance Portability and Accountability Act examination validated by a qualified third-party assessor.

Governance

Our board of directors has overall oversight responsibility for our enterprise risk management, and delegates cybersecurity risk management oversight to its Security Committee, which was established this past year. The Security Committee is responsible for ensuring that management has processes in place designed to identify and assess cybersecurity risks to which the Company is exposed and implement processes and programs designed to manage cybersecurity risks, including mitigation and remediation of cybersecurity threats and incidents. On a quarterly basis, the Security Committee meets with our Chief Information Security Officer, ("CISO"), and other senior executives to perform more in-depth reviews of the Company's cybersecurity programs, as well as relevant cybersecurity risks and mitigation strategies. Ahead of each such quarterly meeting, management, including the CISO and our information security team, prepares and provides cybersecurity reports that cover, among other topics, developments in cybersecurity and updates to the company's cybersecurity programs and mitigation strategies, legislative developments affecting MongoDB's information security program, and notable security incidents and investigations. The Security Committee subsequently reports material cybersecurity matters to our full board of directors. In addition, our management follows a risk-based escalation process to notify the Security Committee outside of the regular reporting cycle when they identify an emerging cybersecurity risk.

Our cybersecurity programs are under the direction of our CISO, who receives reports from our security teams and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CISO and key security leaders are certified and experienced information systems security professionals, security engineers, and information security managers each with well over a decade of experience. Our CISO and security teams, along with our management, are responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining our cybersecurity programs.

Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "Risk Factors – Risks Related to our Business and Industry" in this annual report on Form 10-K.

Item 2. Properties

Our current principal executive office is located in New York, New York and, as of January 31, 2025, consists of approximately 106,230 square feet of space under a lease that expires in December 2029.

We lease over 60 other offices of varying sizes around the world for our employees, with the largest located in Dublin, Palo Alto, Singapore, Gurgaon, and London.

We lease all of our facilities and do not own any real property. We may procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. Legal Proceedings

The information required to be set forth under this Item 3 is incorporated by reference to Note 8, *Commitments and Contingencies* of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock is traded on The Nasdaq Global Market (the "Nasdaq") under the symbol "MDB."

Holders of Record

As of March 18, 2025, there were 44 stockholders of record of our common stock and the closing price of our common stock was $188.68 per share as reported on the Nasdaq. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in any debt agreements and other factors that our Board of Directors may deem relevant.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of shares of our common stock during the three months ended January 31, 2025.

Stock Performance Graph

The graph below shows a comparison, from January 31, 2020 through January 31, 2025, of the cumulative total return to stockholders of our common stock relative to the Nasdaq Composite Index ("Nasdaq Composite") and the Nasdaq Computer Index ("Nasdaq Computer").

The graph assumes that $100 was invested in each of our common stock, the Nasdaq Composite and the Nasdaq Computer at their respective closing prices on January 31, 2020 and assumes reinvestment of gross dividends. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of MongoDB, Inc. under the Securities Act or the Exchange Act.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8, *Financial Statements and Supplementary Data,* of this Form 10-K. All information presented herein is based on our fiscal calendar. Unless otherwise stated, references to particular years, quarters, months or periods refer to our fiscal years ended January 31 and the associated quarters, months and periods of those fiscal years.

Overview

MongoDB is the developer data platform company whose mission is to empower developers to create, transform, and disrupt industries by unleashing the power of software and data. The foundation of our offering is the world's leading, modern general purpose database. Organizations can deploy our database at scale in the cloud, on-premises, or in a hybrid environment. Built on our unique document-based architecture, our database is designed to meet the needs of organizations for performance, scalability, flexibility and reliability while maintaining the strengths of relational databases. In addition to the database, our developer data platform includes a set of, tightly integrated, capabilities such as search, time series, data lifecycle, application-driven analytics and stream processing that allow developers to address a broader range of application requirements. Our business model combines the developer mindshare and adoption benefits of open source with the economic benefits of a proprietary software subscription business model.

We generate revenue primarily from sales of subscriptions, which accounted for 97% of our total revenue for each of the years ended January 31, 2025 and 2024 and 96% for the year ended January 31, 2023.

MongoDB Atlas is our hosted multi-cloud database-as-a-service ("DBaaS") offering, which we run and manage in the cloud, and includes comprehensive infrastructure and management, as well as a host of additional features, such as MongoDB Atlas Search, Vector Search, time series, data lifecycle, application-driven analytics, and stream processing. During the year ended January 31, 2025, MongoDB Atlas revenue represented 70% of our total revenue, as compared to 66% in the prior year, reflecting the continued growth of MongoDB Atlas since its introduction in June 2016. We have experienced strong growth in self-serve customers of MongoDB Atlas, which are charged monthly in arrears based on their usage. We have also seen growth in MongoDB Atlas customers sold by our sales force, which typically sign annual contracts and pay in advance or are invoiced monthly in arrears based on usage. Customers sold by our sales force may also sign contracts that remain in effect until terminated and are invoiced monthly in arrears based on usage. We expect to continue to see a higher portion of our MongoDB Atlas contracts to be billed monthly in arrears based on usage without requiring upfront commitments.

MongoDB Enterprise Advanced is our proprietary commercial database server offering for enterprise customers that can run in the cloud, on-premises or in a hybrid environment. MongoDB Enterprise Advanced revenue represented 24%, 26% and 29% of our subscription revenue for the years ended January 31, 2025, 2024 and 2023, respectively. We sell subscriptions directly through our field and inside sales teams, as well as indirectly through channel partners. The majority of our subscription contracts are one year in duration and are invoiced upfront. When we enter into multi-year subscriptions, the customer is typically invoiced on an annual basis or pays upfront.

Many of our enterprise customers initially get to know our software by using Community Server, which is our free-to-download version of our database that includes the core functionality developers need to get started with MongoDB without all the features of our commercial platform. Our platform has been downloaded from our website more than 500 million times since February 2009. We also offer a free tier of MongoDB Atlas, which provides access to our hosted database solution with limited processing power and storage, as well as certain operational limitations. As a result, with the availability of both Community Server and MongoDB Atlas free tier offerings, our direct sales prospects are often familiar with our platform and may have already built applications using our technology. A core component of our growth strategy for MongoDB Atlas and MongoDB Enterprise Advanced is to convert developers and their organizations who are already using Community Server or the free tier of MongoDB Atlas to become customers of our commercial products and enjoy the benefits of either a self-managed or hosted offering.

We also generate revenue from services, which consist primarily of fees associated with consulting and training services. Revenue from services accounted for 3% of our total revenue for each of the years ended January 31, 2025 and 2024 and 4% for the year ended January 31, 2023. We expect to continue to invest in our services organization as we believe it plays an important role in accelerating our customers' realization of the benefits of our platform, which helps drive customer retention and expansion.

We believe the market for our offerings is large and growing. We have experienced rapid growth and have made substantial investments in developing our platform and expanding our sales and marketing footprint. We intend to continue to invest to grow our business to take advantage of our market opportunity.

Macroeconomic and Other Factors

Our operational and financial performance is subject to risks including those caused by the adverse macroeconomic environment and the geopolitical landscape.

Adverse macroeconomic conditions include slower or negative economic growth, higher inflation and higher interest rates. During the year ended January 31, 2025, the macroeconomic environment negatively impacted our business. For instance, we experienced slower than historical growth rates for our existing MongoDB Atlas applications. While the impact of these macroeconomic conditions on our business, results of operations and financial position remain uncertain over the long term, we expect to experience macroeconomic headwinds on growth rate for our existing MongoDB Atlas applications in the short term.

We continue to monitor the developments of the macroeconomic environment and the geopolitical landscape. As these factors develop and we evaluate their impact on our business, we may adjust our business practices accordingly. For further discussion of the potential impacts of these factors on our business, operating results, and financial condition, see the section titled "Risk Factors" included in Part I, Item 1A of this Form 10-K. Other factors affecting our performance are discussed below.

Factors Affecting Our Performance

Extending Product Leadership and Maintaining Developer Mindshare

We are committed to delivering market-leading products to continue to build and maintain credibility with the global software developer community. We believe we must maintain our product leadership position and the strength of our brand to drive further revenue growth. We intend to continue to invest in our product offerings with the goal of expanding the functionality and adoption of our developer data platform. During 2024, we introduced MongoDB version 8.0 enhancing enterprise-grade security, resilience and availability for a wide variety of applications. We added additional features to Queryable Encryption, an encrypted search scheme, to support equality and range searches. We also added additional capabilities such as Atlas Stream Processing, as well as expanded availability of Atlas Search Nodes in more cloud regions, which now provide dedicated infrastructure for search use cases so customers can scale independently of their database to manage their workloads with greater flexibility and operational efficiency.

We intend to continue to invest in our engineering capabilities and marketing activities to maintain our strong position in the developer community. We have spent $2.5 billion on research and development since our inception. Our results of operations may fluctuate as we make these investments to drive increased customer adoption and usage.

Growing Our Customer Base and Expanding Our Global Reach

We are intensely focused on continuing to grow our customer base. We have invested, and expect to continue to invest, in our sales and marketing efforts and developer community outreach, which are critical to driving customer acquisition. As of January 31, 2025, we had over 54,500 customers across a wide range of industries and in over 100 countries, compared to over 47,800 customers and over 40,800 customers as of January 31, 2024 and 2023, respectively. All affiliated entities are counted as a single customer and our definition of "customer" excludes users of our free offerings.

As of January 31, 2025, we had over 7,500 customers that were sold through our direct sales force and channel partners, as compared to over 7,000 and over 6,400 such customers as of January 31, 2024 and 2023, respectively. These customers, which we refer to as our Direct Sales Customers, accounted for 88% of our subscription revenue for each of the years ended January 31, 2025 and 2024 and 87% for the year ended January 31, 2023. The percentage of our subscription revenue from Direct Sales Customers increased, in part, due to existing self-serve customers of MongoDB Atlas becoming Direct Sales Customers. We are also focused on increasing the number of overall MongoDB Atlas customers as we emphasize the on-demand scalability of MongoDB Atlas by allowing our customers to consume the product with minimal commitment. We had over 53,100 MongoDB Atlas customers as of January 31, 2025. The growth in MongoDB Atlas customers included new customers to MongoDB and existing MongoDB Enterprise Advanced customers adding incremental MongoDB Atlas workloads.

Retaining and Expanding Revenue from Existing Customers

The economic attractiveness of our subscription-based model is demonstrated by customer renewals and increasing existing customer subscriptions over time, referred to as land-and-expand. We believe that there is a significant opportunity to drive additional sales to existing customers and expect to invest in sales and marketing and customer success personnel and activities to achieve additional revenue growth from existing customers. If an application grows and requires additional capacity, our customers increase their usage of our platform. Growth of an application is impacted by a number of factors including the macroeconomic environment. During the year ended January 31, 2025, we believe we experienced a negative impact from the macroeconomic environment on the growth of existing Atlas applications, which affected our revenue growth. We expect the macroeconomic environment to continue to negatively impact our revenue growth. In addition, our customers add incremental workloads or expand their subscriptions to our platform as they migrate additional existing applications or build new applications, either within the same department or in other lines of business or geographies. Also, as customers modernize their information technology infrastructure and move to the cloud, they may migrate applications from legacy databases. Our goal is to increase the number of customers that standardize on our platform within their organization, as well as add new workloads with new and existing customers. Over time, the subscription amount for our typical Direct Sales Customer has increased.

We calculate annualized recurring revenue ("ARR") and annualized monthly recurring revenue ("MRR") to help us measure our subscription revenue performance. ARR includes the revenue we expect to receive from our customers over the following 12 months based on contractual commitments and, in the case of Direct Sales Customers of MongoDB Atlas, by annualizing the prior 90 days of their actual usage of MongoDB Atlas, assuming no increases or reductions in their subscriptions or usage. For all other customers of our self-serve products, we calculate annualized MRR by annualizing the prior 30 days of their actual usage of such products, assuming no increases or reductions in usage. ARR and annualized MRR exclude professional services. The number of customers with $100,000 or greater in ARR and annualized MRR was 2,396, 2,052 and 1,651 as of January 31, 2025, 2024 and 2023, respectively. Our ability to increase sales to existing customers will depend on a number of factors, including customers' satisfaction or dissatisfaction with our products and services, competition, pricing, economic conditions or overall changes in our customers' spending levels.

We also examine the rate at which our customers increase their spend with us, which we call net ARR expansion rate. We calculate net ARR expansion rate by dividing the ARR at the close of a given period (the "measurement period"), from customers who were also customers at the close of the same period in the prior year (the "base period"), by the ARR from all customers at the close of the base period, including those who churned or reduced their subscriptions. For Direct Sales Customers included in the base period, measurement period or both such periods that were self-serve customers in any such period, we also include annualized MRR from those customers in the calculation of the net ARR expansion rate. As of January 31, 2025, our net ARR expansion rate was approximately 118%. Historically, our net ARR expansion rate has been over 120%. The decline versus most historical periods is attributable to a smaller contribution from expanding customers. Our net ARR expansion rate may fluctuate in future periods due to a variety of factors, including the volume and type of workloads that we onboard, growth rate of historical workloads on our platform and changes in the macroeconomic environment.

Our ability to increase sales to existing customers will depend on a number of factors, including customers' satisfaction or dissatisfaction with our products and services, competition, pricing, economic conditions or overall changes in our customers' spending levels.

Investing in Growth and Scaling Our Business

We are focused on our long-term revenue potential. We believe that our market opportunity is large and we will continue to invest in scaling across all organizational functions in order to grow our operations both domestically and internationally. Any investments we make in our sales and marketing organization will occur in advance of experiencing the benefits from such investments, so it may be difficult for us to determine if we are efficiently allocating resources in those areas. We have increased our sales and marketing headcount to 2,542 employees as of January 31, 2025 from 2,338 employees and 2,249 employees as of January 31, 2024 and 2023, respectively.

Components of Results of Operations

Revenue

Subscription Revenue. Our subscription revenue is comprised of term licenses and database-as-a-service solutions. Revenue from our MongoDB Atlas database-as-a-service offering is primarily generated on a usage basis and is billed either monthly in arrears or paid upfront. Subscriptions to term licenses include technical support and access to new software versions on a when-and-if available basis. Revenue from our term licenses is recognized upfront for the license component and ratably for the technical support and when-and-if available update components. Associated contracts are typically billed annually in advance. The majority of our subscription contracts are one year in duration. When we enter into multi-year subscriptions, the customer is typically invoiced on an annual basis or pays upfront. Our subscription contracts are generally non-cancelable and non-refundable.

Services Revenue. Services revenue is comprised of consulting and training services and is recognized over the period of delivery of the applicable services.

We expect our revenue may vary from period to period based on, among other things, the timing and size of new subscriptions, customer usage patterns, the proportion of term license contracts that commence within the period, the rate of customer renewals and expansions, delivery of professional services, the impact of significant transactions and seasonality of or fluctuations in usage from our MongoDB Atlas customers.

Cost of Revenue

Cost of Subscription Revenue. Cost of subscription revenue primarily includes third-party cloud infrastructure expenses for our database-as-a-service solutions. We expect our cost of subscription revenue to increase in absolute dollars as our subscription revenue increases and, depending on the results of MongoDB Atlas, our cost of subscription revenue may increase as a percentage of subscription revenue as well. Cost of subscription revenue also includes personnel costs, including salaries, bonuses and benefits and stock-based compensation, for employees associated with our subscription arrangements principally related to technical support and allocated shared costs, as well as depreciation and amortization.

Cost of Services Revenue. Cost of services revenue primarily includes personnel costs, including salaries, bonuses and benefits and stock-based compensation, for employees associated with our professional service contracts, as well as, travel costs, allocated shared costs and depreciation and amortization. We expect our cost of services revenue to increase in absolute dollars as our services revenue increases.

Gross Profit and Gross Margin

Gross Profit. Gross profit represents revenue less cost of revenue.

Gross Margin. Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our products and services, the mix of products sold, transaction volume growth and the mix of revenue between subscriptions and services. We expect our gross margin to fluctuate over time depending on the factors described above and, to the extent MongoDB Atlas revenue increases as a percentage of total revenue, our gross margin may decline as a result of the associated hosting costs of MongoDB Atlas.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development and general and administrative expenses. Personnel costs are the most significant component of each category of operating expenses. Operating expenses also include travel and related costs and allocated overhead costs for facilities, information technology and employee benefit costs.

Sales and Marketing. Sales and marketing expense consists primarily of personnel costs, including salaries, sales commission and benefits, bonuses and stock-based compensation. These expenses also include costs related to marketing programs, travel-related expenses and allocated overhead. Marketing programs consist of advertising, events, corporate communications, and brand-building and developer-community activities. We expect our sales and marketing expense to increase in absolute dollars over time as we expand our sales force and increase our marketing resources, expand into new markets and further develop our self-serve and partner channels.

Research and Development. Research and development expense consists primarily of personnel costs, including salaries, bonuses and benefits, and stock-based compensation. It also includes amortization associated with intangible acquired assets and allocated overhead. We expect our research and development expenses to continue to increase in absolute dollars, as we continue to invest in our developer data platform and develop new products.

General and Administrative. General and administrative expense consists primarily of personnel costs, including salaries, bonuses and benefits, and stock-based compensation for administrative functions including finance, legal, human resources and external legal and accounting fees, as well as allocated overhead. We expect general and administrative expense to increase in absolute dollars over time as we continue to invest in the growth of our business, as well as incur the ongoing costs of compliance associated with being a publicly traded company.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income, interest expense, gains and losses on financial instruments, net and gains and losses from foreign currency transactions.

Provision for Income Taxes

Provision for income taxes consists primarily of state income taxes in the United States and income taxes in certain foreign jurisdictions in which we conduct business. As of January 31, 2025, we had net operating loss ("NOL") carryforwards for U.S. federal and state, Irish and U.K. income tax purposes of approximately $2.1 billion, $2.0 billion, $834.3 million and $52.9 million, respectively, which begin to expire in the year ending January 31, 2028 for U.S. federal purposes and January 31, 2026 for state purposes. Operating losses in the United States, for years after January 31, 2019, in Ireland and the U.K. may be carried forward indefinitely. The deferred tax assets associated with the NOL carryforwards in each of these jurisdictions are subject to a full valuation allowance. Under Section 382 of the U.S. Internal Revenue Code of 1986 (the "Code"), a corporation that experiences an "ownership change" is subject to a limitation on its ability to utilize its pre-change NOLs to offset future taxable income. We also have U.S. federal and state research credit carryforwards of $178.1 million and $16.3 million, respectively, which begin to expire in the year ending January 31, 2029 for federal purposes and January 31, 2026 for state purposes. Beginning in fiscal year 2023, provisions in the U.S. Tax Cuts and Jobs Act of 2017 require the Company to capitalize and amortize research and development ("R&D") expenditures rather than deducting the costs as incurred. As the result of the new R&D capitalization effective in fiscal year 2023, the capitalized amounts resulted in a decrease of the current year net operating loss. Capitalized R&D expenditures are deductible as amortized in future periods. Therefore, the Company recorded a deferred tax asset for the capitalized R&D expenditures.

Utilization of the federal NOL carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Code, as amended and similar state provisions. The annual limitation, should we undergo an ownership change, may result in the expiration of U.S. federal or state net operating losses and credits before utilization; however we do not expect any such limitation to be material.

Highlights for the Years Ended January 31, 2025, 2024 and 2023

For the years ended January 31, 2025, 2024 and 2023, our total revenue was $2,006.4 million, $1,683.0 million and $1,284.0 million, respectively. The increase in total revenue was primarily driven by an increase in subscription revenue from our Direct Sales Customers. Our net loss was $129.1 million, $176.6 million and $345.4 million for the years ended January 31, 2025, 2024 and 2023, respectively, driven primarily by higher sales and marketing spend and research and development costs. Our operating cash flow was $150.2 million, $121.5 million and $(13.0) million for the years ended January 31, 2025, 2024 and 2023, respectively.

Results of Operations

The following tables set forth our results of operations for the periods presented in U.S. dollars (in thousands) and as a percentage of our total revenue. Percentage of revenue figures are rounded and therefore may not subtotal exactly.

| | Years Ended January 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Consolidated Statements of Operations Data:						
Revenue:						
Subscription	$ 1,943,864	97 %	$ 1,627,326	97 %	$ 1,235,122	96 %
Services	62,579	3	55,685	3	48,918	4
Total revenue	2,006,443	100	1,683,011	100	1,284,040	100
Cost of revenue:						
Subscription[1]	441,404	22	345,233	20	284,583	22
Services[1]	93,892	5	79,252	5	64,721	5
Total cost of revenue	535,296	27	424,485	25	349,304	27
Gross profit	1,471,147	73	1,258,526	75	934,736	73
Operating expenses:						
Sales and marketing[1]	871,148	43	782,760	47	699,201	54
Research and development[1]	596,837	30	515,940	31	421,692	33
General and administrative[1]	219,226	11	193,558	11	160,498	13
Total operating expenses	1,687,211	84	1,492,258	89	1,281,391	100
Loss from operations	(216,064)	(11)	(233,732)	(14)	(346,655)	(27)
Other income, net	84,465	4	70,216	5	13,401	1
Loss before provision for (benefit from) income taxes	(131,599)	(7)	(163,516)	(9)	(333,254)	(26)
Provision for income taxes	(2,527)	(1)	13,084	1	12,144	1
Net loss	$ (129,072)	(6)%	$ (176,600)	(10)%	$ (345,398)	(27)%

[1]   Includes stock-based compensation expense as follows (in thousands):

| | Years Ended January 31, | | |
	2025	2024	2023
Cost of revenue—subscription	$ 29,548	$ 23,677	$ 19,682
Cost of revenue—services	13,917	12,733	10,565
Sales and marketing	161,317	159,907	143,073
Research and development	226,367	198,927	159,099
General and administrative	62,791	61,663	49,035
Total stock-based compensation expense	$ 493,940	$ 456,907	$ 381,454

Comparison of the Years Ended January 31, 2025 and 2024

Revenue

| (in thousands) | Years Ended January 31, | | Change | |
	2025	2024	$	%
Subscription	$ 1,943,864	$ 1,627,326	$ 316,538	19%
Services	62,579	55,685	6,894	12%
Total revenue	$ 2,006,443	$ 1,683,011	$ 323,432	19%

Total revenue growth reflects increased demand for our platform and related services. Subscription revenue increased by $316.5 million primarily due to an increase of $269.4 million from our Direct Sales Customers, inclusive of the impact from Direct Sales Customers who were self-serve customers of MongoDB Atlas in the prior-year period.

Cost of Revenue, Gross Profit and Gross Margin Percentage

| (in thousands) | Years Ended January 31, | | Change | |
	2025	2024	$	%
Subscription cost of revenue	$ 441,404	$ 345,233	$ 96,171	28%
Services cost of revenue	93,892	79,252	14,640	18%
Total cost of revenue	535,296	424,485	110,811	26%
Gross profit	$ 1,471,147	$ 1,258,526	$ 212,621	17%
Gross margin	73 %	75 %		
Subscription	77 %	79 %		
Services	(50)%	(42)%		

The increase in subscription cost of revenue was primarily due to a $71.6 million increase in third-party cloud infrastructure costs, including costs associated with the growth of MongoDB Atlas. The increase in third-party infrastructure costs was partly offset by continued cost efficiencies realized as we scale MongoDB Atlas. In addition, cost of revenue was higher due to a $16.7 million increase in personnel costs and stock-based compensation associated with increased headcount in our support organization. The increase in services cost of revenue was primarily due to a $6.7 million increase in personnel costs and stock-based compensation associated with headcount in our services organization, and a $6.1 million increase in third-party consultant costs related to the delivery of consulting and training services. Total headcount in our support and services organizations increased 23% from January 31, 2024 to January 31, 2025.

Our overall gross margin declined to 73%. Our subscription gross margin declined to 77% due to an increase of third-party cloud infrastructure costs which was primarily driven by the growth of MongoDB Atlas revenue as a percent of total revenue. Services gross margin declined due to the impact of higher third-party consultant and training costs, services personnel costs and stock-based compensation.

Operating Expenses

Sales and Marketing

| (in thousands) | Years Ended January 31, | | Change | |
	2025	2024	$	%
Sales and marketing	$ 871,148	$ 782,760	$ 88,388	11 %

The increase in sales and marketing expense was primarily driven by a $38.8 million increase in personnel costs and stock-based compensation, a $22.5 million increase in spend on in-person events and marketing programs and a $20.5 million increase in commission expense. Our headcount was 2,542 as of January 31, 2025 compared to 2,338 as of January 31, 2024.

Research and Development

(in thousands)	Years Ended January 31,		Change	
	2025	2024	$	%
Research and development	$ 596,837	$ 515,940	$ 80,897	16 %

The increase in research and development expense was primarily driven by a $67.0 million increase in personnel costs and stock-based compensation as we grew our headcount by 8%. In addition, research and development expense increased by $10.6 million due to higher third-party infrastructure expenses related to development costs of our MongoDB Atlas offering.

General and Administrative

(in thousands)	Years Ended January 31,		Change	
	2025	2024	$	%
General and administrative	$ 219,226	$ 193,558	$ 25,668	13 %

The increase in general and administrative expense was primarily driven by an increase in headcount resulting in $15.4 million higher personnel costs and stock-based compensation, a $7.3 million increase related to value-added tax expense and a $2.8 million increase due to higher consulting costs.

Other Income, Net

(in thousands)	Years Ended January 31,		Change	
	2025	2024	$	%
Other income, net	$ 84,465	$ 70,216	$ 14,249	20 %

Other income, net, for the year ended January 31, 2025 improved primarily due to higher interest income from our short-term investments.

Provision for (Benefit From) Income Taxes

(in thousands)	Years Ended January 31,		Change	
	2025	2024	$	%
Provision for (benefit from) income taxes	$ (2,527)	$ 13,084	$ (15,611)	(119)%

The decrease in the provision for income taxes during the year ended January 31, 2025 was primarily due to the release of our U.K. valuation allowance.

Comparison of the Years Ended January 31, 2024 and 2023

For a discussion of our results of operations for the year ended January 31, 2024 as compared to the year ended January 31, 2023, refer to Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of our Annual Report on Form 10-K filed with the SEC on March 15, 2024.

Liquidity and Capital Resources

As of January 31, 2025, our principal sources of liquidity were cash, cash equivalents, short-term investments and restricted cash totaling $2.3 billion. Our cash and cash equivalents primarily consist of bank deposits and money market funds. Our short-term investments consist of U.S. government treasury securities and our restricted cash represents collateral for our available credit on corporate credit cards. We believe our existing cash and cash equivalents and short-term investments will be sufficient to fund our operating and capital needs for at least the next 12 months.

During the three months ended April 30, 2024, the Company elected to cash settle its Capped Calls associated with the 2024 Notes. In June 2024, the Capped Calls associated with the 2024 Notes settled and the Company received $170.6 million in cash. For further discussion on the Capped Calls, please refer to Note 6, *Convertible Senior Notes*, in Part II, Item 8, Financial Statements and Supplementary Data, of this Form 10-K.

In October 2024, the optional redemption feature of the 2026 Notes was satisfied as the last reported sale price of our common stock was more than or equal to 130% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days. On October 16, 2024, we issued a notice of redemption (the "Redemption Notice") for all aggregate principal amount outstanding of our 2026 Notes. Approximately $1.1 billion aggregate principal amount was converted to 5,662,979 shares of the Company's common stock with $0.4 million settled in cash. For further discussion on the 2026 Notes, please refer to Note 6, *Convertible Senior Notes*, in Part II, Item 8, Financial Statements and Supplementary Data, of this Form 10-K.

We have generated significant operating losses as reflected in our accumulated deficit of $1.8 billion as of January 31, 2025. While we generated positive cash flows from operations in recent years, we have generated negative cash flows from operations in the past as reflected in our historical consolidated statements of cash flows. We expect to continue to incur operating losses, may experience negative cash flows from operations in the future and may require additional capital resources to execute strategic initiatives to grow our business. Our future capital requirements and adequacy of available funds will depend on many factors, including our growth rate and any impact on it from global macroeconomic conditions, including rising interest rates, inflation, the timing and extent of spending to support development efforts, the expansion of sales and marketing and international operation activities, the timing and size of new subscription introductions and customer usage of our developer data platform, the continuing market acceptance of our subscriptions and services and the impact of the macroeconomic conditions on the global economy and our business, financial condition and results of operations. As the impact of macroeconomic conditions on the global economy and our operations continues to evolve, we will continue to assess our liquidity needs. In the future, we may enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

The following table summarizes our cash flows for the periods presented (in thousands):

	Years Ended January 31,		
	2025	2024	2023
Net cash provided by (used in) operating activities	$ 150,191	$ 121,477	$ (12,970)
Net cash provided by (used in) investing activities	(657,440)	188,019	(33,308)
Net cash provided by financing activities	202,060	38,241	30,200

Operating Activities

Cash provided by operating activities during the year ended January 31, 2025 was $150.2 million, driven primarily by an increase in our cash collections reflecting the overall growth of our sales and expansion of our customer base. Accordingly, our accounts receivable increased by $69.2 million. In addition, our net loss of $129.1 million, includes non-cash charges of $493.9 million for stock-based compensation and $11.8 million for depreciation and amortization. Our accrued liabilities increased by $25.3 million reflecting our increase in expenses and timing of payments. Partially offsetting these benefits to our operating cash flow were amortization of premium and accretion of discount on short-term investments, net of $25.1 million, an increase in deferred commissions of $69.1 million, an increase in prepaid expenses and other current assets of $24.8 million, an increase in other long-term assets of $30.7 million and other net non-cash charges of $32.8 million.

Cash provided by operating activities during the year ended January 31, 2024 was $121.5 million driven primarily by an increase in our cash collections reflecting overall growth of our sales and expansion of our customer base. Our net loss of $176.6 million, included non-cash charges of $456.9 million for stock-based compensation and $18.9 million for depreciation and amortization. Our accrued liabilities increased by $39.5 million reflecting our increase in expenses and timing of payments. Partially offsetting these benefits to our operating cash flow were a decrease in deferred revenue of $82.4 million, accretion of the discount on our short-term investments of $44.6 million and an increase in deferred commissions of $41.8 million, accounts receivable of $41.6 million, driven by continued growth of our sales and our expanding customer base and other net non-cash charges of $6.8 million.

Investing Activities

Cash used in investing activities during the year ended January 31, 2025 was $657.4 million, due to purchases of marketable securities, net of maturities and sales, of $616.6 million, cash used for investments in non-marketable securities of $11.3 million and purchases of property, equipment and other assets of $29.6 million.

Cash provided by investing activities during the during the year ended January 31, 2024 was $188.0 million, primarily due to proceeds from maturities of marketable securities, net of purchases, of $211.1 million, $6.1 million of cash used for purchases of property and equipment and $2.1 million of additional investment in non-marketable securities. In addition, on September 27, 2023, we used $15.0 million of net cash to acquire the assets of Grainite, Inc.

Financing Activities

Cash provided by financing activities during the year ended January 31, 2025 was $202.1 million, due to proceeds from the settlement of capped calls and other of $170.2 million, proceeds from the issuance of common stock under the Employee Stock Purchase Plan and exercises of stock options of $38.0 million, partly offset by principal payments of finance leases of $6.2 million.

Cash provided by financing activities during the year ended January 31, 2024 was $38.2 million, due to $36.9 million of proceeds from the issuance of common stock under the Employee Stock Purchase Plan and $6.8 million exercises of stock options, partly offset by $5.5 million of principal repayments of finance leases.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of January 31, 2025 (in thousands):

		Payments Due by Period			
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Finance lease obligations	42,829	8,711	17,422	16,696	—
Operating lease obligations	42,192	11,851	15,674	9,910	4,757
Purchase obligations	945,306	379,846	560,460	5,000	—
Total	$ 1,030,327	$ 400,408	$ 593,556	$ 31,606	$ 4,757

At January 31, 2025, our material short-term and long-term cash requirements for various contractual obligations and commitments consisted of the following:

- our purchase obligations under non-cancelable agreements for cloud infrastructure capacity commitments and subscription and marketing services;

- our finance and operating lease obligations under non-cancelable leases for office space expiring through 2032; and

- accounts payable and accrued liabilities on our consolidated balance sheet (primarily short-term in nature).

For further details of our contractual obligations and lease agreements, refer to our Notes to Consolidated Financial Statements, within Part II, Item 8, *Financial Statements and Supplementary Data* of this Form 10-K, specifically Note 6, *Convertible Senior Notes*, Note 7, *Leases* and Note 8, *Commitments and Contingencies.*

Critical Accounting Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

<u>Revenue Recognition</u>

We derive our revenue from two sources: (1) the sales of subscriptions, which includes the usage-based database-as-a-service offering, term license and post-contract customer support ("PCS"); and (2) services revenue comprised of consulting and training arrangements. We recognize revenue when our customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under each of our agreements, we perform the following steps:

i. **Identification of the contract, or contracts, with a customer.** We determine we have a contract with a customer when the contract is approved, each party's rights regarding the products or services to be transferred is identified, the payment terms for the services can be identified, we have determined the customer has the ability and intent to pay and the contract has commercial substance. We apply judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, credit, reputation and financial or other information pertaining to the customer. At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation.

ii. **Identification of the performance obligations in the contract.** Performance obligations promised in a contract are identified based on the services or products that will be transferred to the customer that are both (1) capable of being distinct, whereby the customer can benefit from the service or product either on its own or together with other resources that are readily available from third parties or from us and (2) distinct in the context of the contract, whereby the transfer of the services or products is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services or products, we apply judgment to determine whether promised services or products are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised services or products are combined and accounted for as a single performance obligation.

iii. **Determination of the transaction price.** The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services and products to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. We apply the practical expedient to not evaluate contracts of one year or less for the existence of a significant financing component. None of our contracts contain a significant financing component.

iv. **Allocation of the transaction price to the performance obligations in the contract.** If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, we allocate the transaction price to each performance obligation based on a relative standalone selling price ("SSP") basis. We also consider if there are any additional material rights inherent in a contract and if so, we allocate a portion of the transaction price to such rights based on SSP. We determine each SSP based on multiple factors, including past history of selling such performance obligations as standalone products. We estimate SSP for performance obligations with no observable evidence using adjusted market, cost plus and residual methods to establish the SSPs. In cases where directly observable standalone sales are not available, such as when the term license is not sold separately, we consider all observable data points including competitor pricing for a similar or identical product, market and industry data points and our pricing practices to establish the SSP.

v. **Recognition of revenue when, or as, we satisfy a performance obligation.** We recognize revenue at the time the related performance obligation is satisfied when control of the services or products are transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services or products. We record our revenue net of any value added or sales tax.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally and we are exposed to market risk in the ordinary course of business. The uncertainty that exists in the global economic environment has introduced significant volatility in the financial markets.

Interest Rate Risk

Our cash and cash equivalents primarily consist of bank deposits and money market funds and our short-term investments consist of U.S. government treasury securities. As of January 31, 2025 and 2024, we had cash, cash equivalents, restricted cash and short-term investments of $2.3 billion. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. The effect of a hypothetical 10% increase or decrease in interest rates would not have had a material impact on the fair market value of our investments as of January 31, 2025 and 2024.

In January 2020, we issued $1.15 billion aggregate principal amount of 0.25% convertible senior notes due 2026 in a private placement (the "2026 Notes"). The fair value of the 2026 Notes was subject to interest rate risk, market risk and other factors due to the conversion feature. The fair value of the 2026 Notes generally increased as our common stock price increased and generally decreased as our common stock price decreased. The interest and market value changes affected the fair value of the 2026 Notes, but did not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligation. On October 16, 2024, we issued a notice of redemption (the "Redemption Notice") for all aggregate principal amount outstanding of our 2026 Notes. Approximately $1.1 billion aggregate principal amount was converted to 5,662,979 shares of the Company's common stock with $0.4 million settled in cash. Refer to Note 6, *Convertible Senior Notes*, in Part II, Item 8, Financial Statements and Supplementary Data, of this Form 10-K for further details.

Foreign Currency Risk

Our sales contracts are primarily denominated in U.S. dollars, British pounds ("GBP") or Euros ("EUR"). A portion of our operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the GBP and EUR. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statements of operations. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical consolidated financial statements for the years ended January 31, 2025 and 2024. Given the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency should become more significant. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Market Risk

We could experience additional volatility to our consolidated statements of operations due to observable price changes and impairments to our non-marketable securities. These changes could be material based on market conditions and events, particularly in periods of significant market fluctuations that affect our non-marketable securities. Our non-marketable securities are subject to a risk of partial or total loss of invested capital. As of January 31, 2025 and 2024, the total amount of non-marketable securities included in other assets on our balance sheets was $24.2 million and $12.9 million, respectively.

Item 8. Financial Statements and Supplementary Data

MongoDB, Inc.
Form 10-K
For the Fiscal Year Ended January 31, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MongoDB, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of MongoDB, Inc. and its subsidiaries (the "Company") as of January 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended January 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Subscription Revenue

As described in Note 2 to the consolidated financial statements, the Company's subscription revenue was $1,943.9 million for the year ended January 31, 2025. Subscription revenue is derived from the sales of subscriptions, which includes the usage-based database-as-a-service offering, term license and post-contract customer support (PCS). For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on a relative standalone selling price (SSP) basis. The Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Performance obligations related to database-as-a-service solutions are recognized on a usage-basis, as the use of this service represents a direct measurement of the value of the goods or services transferred to date relative to the remaining goods or services promised under the contract. License revenue is recognized at a point in time, upon delivery and transfer of control of the underlying license to the customer, which is typically the subscription start date. Revenue from PCS is recognized ratably over the contract duration.

The principal consideration for our determination that performing procedures relating to subscription revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's subscription revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of subscription revenue when the customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. These procedures also included, among others, for a sample of subscription revenue transactions (i) testing revenue recognized by obtaining and inspecting source documents, such as order forms, customer contracts, invoices, and usage reports; (ii) evaluating the terms and conditions of the contracts and the appropriateness of the identified performance obligations; and (iii) recalculating revenue, including testing the allocation of transaction price to the performance obligations based on relative standalone selling price.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
March 20, 2025

We have served as the Company's auditor since 2013.

MONGODB, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share and per share data)

	As of January 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 490,133	$ 802,959
Short-term investments	1,846,444	1,212,448
Accounts receivable, net of allowance for doubtful accounts of $8,888 and $8,054 as of January 31, 2025 and 2024, respectively	393,099	325,610
Deferred commissions	112,632	92,512
Prepaid expenses and other current assets	81,214	50,107
Total current assets	2,923,522	2,483,636
Property and equipment, net	46,377	53,042
Operating lease right-of-use assets	34,607	37,365
Goodwill	69,679	69,679
Intangible assets, net	24,597	3,957
Deferred tax assets	20,810	4,116
Other assets	310,701	217,847
Total assets	$ 3,430,293	$ 2,869,642
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 10,467	$ 9,905
Accrued compensation and benefits	120,354	112,579
Operating lease liabilities	9,126	9,797
Other accrued liabilities	87,659	74,831
Deferred revenue	334,381	357,108
Total current liabilities	561,987	564,220
Deferred tax liability	262	285
Operating lease liabilities	27,374	30,918
Deferred revenue	25,404	20,296
Convertible senior notes, net	—	1,143,273
Other liabilities	33,042	41,661
Total liabilities	648,069	1,800,653
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Common stock, par value of $0.001 per share; 1,000,000,000 shares authorized as of January 31, 2025 and 2024; 80,558,847 shares issued and 80,467,811 shares outstanding as of January 31, 2025 and 72,840,692 shares issued and 72,741,321 shares outstanding as of January 31, 2024	78	73
Additional paid-in capital	4,625,093	2,777,322
Treasury stock, 99,371 shares (repurchased at an average of $13.27 per share) as of January 31, 2025 and 2024	(1,319)	(1,319)
Accumulated other comprehensive income (loss)	(924)	4,545
Accumulated deficit	(1,840,704)	(1,711,632)
Total stockholders' equity	2,782,224	1,068,989
Total liabilities and stockholders' equity	$ 3,430,293	$ 2,869,642

The accompanying notes are an integral part of these consolidated financial statements.

MONGODB, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share data)

	Years Ended January 31,		
	2025	**2024**	**2023**
Revenue:			
Subscription	$ 1,943,864	$ 1,627,326	$ 1,235,122
Services	62,579	55,685	48,918
Total revenue	2,006,443	1,683,011	1,284,040
Cost of revenue:			
Subscription	441,404	345,233	284,583
Services	93,892	79,252	64,721
Total cost of revenue	535,296	424,485	349,304
Gross profit	1,471,147	1,258,526	934,736
Operating expenses:			
Sales and marketing	871,148	782,760	699,201
Research and development	596,837	515,940	421,692
General and administrative	219,226	193,558	160,498
Total operating expenses	1,687,211	1,492,258	1,281,391
Loss from operations	(216,064)	(233,732)	(346,655)
Other income (expense):			
Interest income	95,687	80,238	24,948
Interest expense	(8,092)	(9,387)	(9,797)
Other expense, net	(3,130)	(635)	(1,750)
Loss before provision for (benefit from) income taxes	(131,599)	(163,516)	(333,254)
Provision for (benefit from) income taxes	(2,527)	13,084	12,144
Net loss	$ (129,072)	$ (176,600)	$ (345,398)
Net loss per share, basic and diluted	$ (1.73)	$ (2.48)	$ (5.03)
Weighted-average shares used to compute net loss per share, basic and diluted	74,555,001	71,248,982	68,628,267

The accompanying notes are an integral part of these consolidated financial statements.

MONGODB, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. dollars)

	Years Ended January 31,		
	2025	**2024**	**2023**
Net loss	$ (129,072)	$ (176,600)	$ (345,398)
Other comprehensive income (loss), net of tax:			
Unrealized income (loss) on available-for-sale securities	(690)	4,652	969
Foreign currency translation adjustment	(4,779)	798	1,054
Other comprehensive income (loss)	(5,469)	5,450	2,023
Total comprehensive loss	$ (134,541)	$ (171,150)	$ (343,375)

The accompanying notes are an integral part of these consolidated financial statements.

MONGODB, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands of U.S. dollars, except share data)

	Common Stock		Additional Paid-In Capital	Treasury Stock
	Shares	Amount		
Balances as of January 31, 2022	67,444,360	$ 67	$ 1,860,514	$ (1,319)
Stock option exercises	801,272	1	5,707	
Vesting of restricted stock units	1,511,529	2	—	—
Stock-based compensation	—	—	381,454	—
Issuance of common stock under the Employee Stock Purchase Plan	149,352	—	29,003	—
Conversion of convertible senior notes	73	—	16	—
Unrealized gain on available-for-sale securities	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Net loss	—	—	—	—
Balances as of January 31, 2023	69,906,586	70	2,276,694	(1,319)
Stock option exercises	953,643	1	6,807	
Vesting of restricted stock units	1,690,527	2	—	—
Vesting of performance stock units	22,991	—	—	—
Stock-based compensation	—	—	456,907	—
Issuance of common stock under the Employee Stock Purchase Plan	167,574	—	36,914	—
Unrealized gain on available-for-sale securities	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Net loss	—	—	—	—
Balances as of January 31, 2024	72,741,321	73	2,777,322	(1,319)
Stock option exercises	267,931	—	2,026	—
Vesting of restricted stock units	1,529,981	1	—	—
Vesting of performance stock units	77,444	—	—	—
Stock-based compensation	—	—	493,940	—
Conversion of convertible senior notes	5,662,979	4	1,145,320	—
Issuance of common stock under the Employee Stock Purchase Plan	188,155	—	36,047	—
Unrealized loss on available-for-sale securities	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Reclassification of derivative related to the Capped Call associated with the 2024 Notes	—	—	169,692	—
Other	—	—	746	—
Net loss	—	—	—	—
Balances as of January 31, 2025	80,467,811	$ 78	$ 4,625,093	$ (1,319)

The accompanying notes are an integral part of these consolidated financial statements.

MONGODB, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Years Ended January 31,		
	2025	**2024**	**2023**
Cash flows from operating activities			
Net loss	$ (129,072)	$ (176,600)	$ (345,398)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	11,751	18,939	16,110
Stock-based compensation	493,940	456,907	381,454
Amortization of debt discount and issuance costs	2,419	3,393	3,375
Amortization of finance right-of-use assets	3,974	3,975	3,974
Amortization of operating right-of-use assets	11,248	9,211	9,098
Deferred income taxes	(16,794)	(1,574)	(562)
Amortization of premium and accretion of discount on short-term investments, net	(25,059)	(44,556)	(5,954)
Realized and unrealized gain on financial instruments, net	(937)	(1,044)	(1,857)
Unrealized foreign exchange loss (gain)	(964)	1,802	1,260
Change in operating assets and liabilities:			
Accounts receivable, net	(69,236)	(41,639)	(91,450)
Prepaid expenses and other current assets	(24,813)	(12,208)	2,315
Deferred commissions	(69,127)	(41,830)	(49,077)
Other long-term assets	(30,677)	(211)	(99)
Accounts payable	541	1,679	3,163
Accrued liabilities	25,254	39,502	(16,189)
Operating lease liabilities	(12,076)	(9,878)	(9,692)
Deferred revenue	(16,362)	(82,411)	85,759
Other liabilities, non-current	(3,819)	(1,980)	800
Net cash provided by (used in) operating activities	150,191	121,477	(12,970)
Cash flows from investing activities			
Purchases of property, equipment and other assets	(29,550)	(6,074)	(7,244)
Investments in non-marketable securities	(11,250)	(2,056)	(3,098)
Business combinations, net of cash acquired	—	(15,000)	—
Proceeds from the sales of marketable securities	44,984	—	—
Proceeds from maturities of marketable securities	752,600	1,445,000	1,425,000
Purchases of marketable securities	(1,414,224)	(1,233,851)	(1,447,966)
Net cash provided by (used in) investing activities	(657,440)	188,019	(33,308)
Cash flows from financing activities			
Proceeds from settlement of capped calls and other	170,223	—	—
Proceeds from exercise of stock options, including early exercised stock options	1,968	6,810	5,707
Proceeds from the issuance of common stock under the Employee Stock Purchase Plan	36,048	36,914	29,003
Principal payments of finance leases	(6,179)	(5,483)	(4,510)
Net cash provided by financing activities	202,060	38,241	30,200
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5,701)	(433)	(2,003)
Net increase (decrease) in cash, cash equivalents and restricted cash	(310,890)	347,304	(18,081)
Cash, cash equivalents and restricted cash, beginning of year	803,643	456,339	474,420
Cash, cash equivalents and restricted cash, end of year	$ 492,753	$ 803,643	$ 456,339
Supplemental cash flow disclosure			
Cash paid during the period for:			
Income taxes, net of refunds	$ 14,976	$ 11,991	$ 11,164
Interest expense	3,705	5,471	5,837
Non-cash investing and financing activities:			
Common stock issued for conversion of convertible notes	1,145,326	—	—
Purchases of property and equipment included in accounts payable and accrued liabilities	1,620	1,115	366
Reconciliation of cash, cash equivalents and restricted cash within the consolidated balance sheets to the amounts shown in the statements of cash flows above:			
Cash and cash equivalents	$ 490,133	$ 802,959	$ 455,826
Restricted cash, non-current	2,620	684	513
Total cash, cash equivalents and restricted cash	$ 492,753	$ 803,643	$ 456,339

The accompanying notes are an integral part of these consolidated financial statements.

MONGODB, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

MongoDB, Inc. ("MongoDB" or the "Company") was originally incorporated in the state of Delaware in November 2007 under the name 10Gen, Inc. In August 2013, the Company changed its name to MongoDB, Inc. The Company is headquartered in New York City. MongoDB is the developer data platform company. The foundation of the Company's offering is the leading, modern general purpose database, which is built on a unique document-based architecture. Organizations can deploy the Company's database at scale in the cloud, on-premises, or in a hybrid environment. The Company's robust platform enables developers to build and modernize applications rapidly and cost-effectively across a broad range of use cases. In addition to selling subscriptions to its software, the Company provides post-contract support, training and consulting services for its offerings. The Company's fiscal year ends on January 31.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and include the accounts of the Company and all of its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Such estimates include, but are not limited to, revenue recognition, allowances for doubtful accounts, the period of benefit for deferred contract acquisition costs, the incremental borrowing rate related to the Company's lease liabilities, stock-based compensation, legal contingencies, fair value of acquired intangible assets and goodwill, useful lives and carrying values of intangible assets and property and equipment, fair value of non-marketable securities and accounting for income taxes. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events.

The global macroeconomic conditions, including slower economic growth, persistent inflation and high interest rate environment, continue to impact demand and supply for a broad variety of goods and services, including demand from the Company's customers.

Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or adjust the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the Company's financial statements.

Foreign Currency

The functional currency of the Company's international subsidiaries is either the U.S. dollar or the local currency in which the international subsidiary operates. For foreign subsidiaries where the U.S. dollar is the functional currency, foreign currency denominated monetary assets and liabilities are re-measured into U.S. dollars at current exchange rates and foreign currency denominated non-monetary assets and liabilities are re-measured into U.S. dollars at historical exchange rates. Transaction gains or losses from foreign currency re-measurement and settlements are included in other income (expense), net in the consolidated statements of operations. For the foreign subsidiary where the functional currency is the local currency, the Company uses the exchange rate as of the balance sheet date to translate assets and liabilities and the average exchange rate during the period to translate revenue and expenses into U.S. dollars. Translation gains or losses resulting from translating foreign local currency financial statements into U.S. dollars are included in accumulated other comprehensive loss as a component of stockholders' equity.

Comprehensive Loss

The Company's comprehensive loss includes net loss, unrealized gains and losses on available-for-sale debt securities and foreign currency translation adjustments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains such investments primarily in money market funds, which have readily determinable fair values. Money market funds are measured using quoted prices in active markets with changes recorded in other income (expense), net on the consolidated statements of operations.

Marketable Securities

The Company considers all of its marketable securities as available for use in current operations, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its short-term investments as available-for-sale debt securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity.

Available-for-sale debt securities are recorded at fair value each reporting period. Realized gains and losses are determined based on the individual security level and are reported in other income (expense), net in the consolidated statements of operations. Unrealized gains and losses, net of taxes, on these short-term investments are reported as a separate component of accumulated other comprehensive loss on the consolidated balance sheets until realized.

If the estimated fair value of an available-for-sale debt security is below its amortized cost basis, then the Company evaluates for impairment. The Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the debt security's amortized cost basis is written down to fair value through other income (expense), net in the consolidated statements of operations. If neither of these criteria are met, the Company evaluates whether unrealized losses have resulted from a credit loss or other factors. When a credit loss exists, the Company compares the present value of cash flows expected to be collected from the debt security with the amortized cost basis of the security to determine what allowance amount, if any, should be recorded. An impairment relating to credit losses is recorded through an allowance for credit losses reported in other income (expense) in the consolidated statements of operations. The allowance is limited by the amount that the fair value of the debt security is below its amortized cost basis.

For the years ended January 31, 2025, 2024 and 2023, the Company did not record any impairment charges for its marketable debt securities in its consolidated statements of operations.

Restricted Cash

The Company pledged $2.6 million and $0.7 million of collateral as of January 31, 2025 and 2024, respectively, for its lease related letters of credit. Restricted cash balances have been excluded from the Company's cash and cash equivalents balance and are included in other assets on the consolidated balance sheets.

Non-marketable Securities

Non-marketable securities consist of equity investments in privately-held companies, which are classified as other assets on the consolidated balance sheets. The Company's non-marketable equity securities do not have readily determinable fair values. These investments are accounted for using the measurement alternative at cost, and the Company adjusts for impairments and observable price changes (orderly transactions for the identical or a similar security from the same issuer) included in net loss as and when it occurs. The measurement alternative election is reassessed each reporting period to determine whether the non-marketable securities continue to be eligible for this election.

The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. Impairment indicators may include, but are not limited to, a significant deterioration in earnings performance, credit rating, asset quality or business outlook or a significant adverse change in the regulatory, economic, or technological environment. If the non-marketable equity securities are considered impaired, the Company will record an impairment charge within other income (expense) on its consolidated statements of operations for the amount by which the carrying value exceeds the fair value of the investment. For the years ended January 31, 2025, 2024 and 2023, the Company did not record any material impairment charges related to its non-marketable equity securities.

During the years ended January 31, 2025 and 2024, the Company invested $11.3 million and $2.1 million, respectively, of its cash in non-marketable securities of privately-held companies. The Company evaluated its ownership, contractual and other interests of its investments and determined that as of January 31, 2025, there were no variable interest entities required to be consolidated in the Company's consolidated financial statements, as the Company was not the primary beneficiary and did not have the power to direct activities that most significantly impact the entities' economic performance. The Company's maximum loss exposure is limited to the carrying value of these investments.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, non-marketable securities, accounts payable and accrued liabilities. Cash equivalents are measured at fair value on a recurring basis. Short-term investments classified as available-for-sale debt securities are recorded at fair value. Non-marketable securities consist of equity securities. Accounts receivable, accounts payable and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs, as described below, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1: Observable inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

- Level 2: Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed insurance coverage limits. The Company invests its excess cash in highly-rated money market funds and in short-term investments consisting of U.S. government treasury securities.

The Company extends credit to customers in the normal course of business. The Company performs credit analyses and monitors the financial health of its customers to reduce credit risk. The Company does not require collateral from customers to secure accounts receivable. Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts relating to certain trade accounts receivable based on various factors, including the review of credit profiles of its customers, contractual terms and conditions, current economic trends and historical customer payment experience.

As of January 31, 2025 and 2024, no customer represented 10% or more of net accounts receivable. For the years ended January 31, 2025, 2024 and 2023, no customer represented 10% or more of revenue.

Software Development Costs

Software development costs for software to be sold, leased, or otherwise marketed are expensed as incurred until the establishment of technological feasibility, at which time those costs are capitalized until the product is available for general release to customers and amortized over the estimated life of the product. Technological feasibility is established upon the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. To date, costs and time incurred between the establishment of technological feasibility and product release have not been material, resulting in software development costs qualifying for capitalization being immaterial. As a result, the Company has not capitalized any related software development costs in any of the periods presented.

Costs related to software acquired, developed, or modified solely to meet the Company's internal requirements, with no substantive plans to market such software at the time of development, costs related to the development of web-based product, or implementation costs incurred in a hosting arrangement that is a service contract, are capitalized during the application development stage. Costs incurred during the preliminary planning and evaluation stage of the project and during post implementation operational stage are expensed as incurred. There were no material qualifying costs incurred during the application development stage and the Company did not capitalize any qualifying costs related to computer software developed for internal use, or implementation costs incurred in a hosting arrangement that is a service contract in the years ended January 31, 2025 and 2024.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Property and Equipment	Estimated Useful Life
Computer and office equipment	Two to three years
Purchased software	Two years
Servers	Three years
Furniture and fixtures	Five years
Website costs	Three years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Depreciation commences once the asset is ready for its intended use. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation, is removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations. There was no material gain or loss incurred as a result of retirement or sale in the periods presented. Repair and maintenance costs are expensed as incurred.

Business Combinations

The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed as of the acquisition date. The excess of the fair value of purchase consideration over the fair values of the tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. These estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially established in connection with a business combination as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statements of operations. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Leases

The Company determines if an arrangement is, or contains, a lease at inception. An arrangement is or contains a lease if the arrangement conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company measures lease liabilities based on the present value of lease payments over the lease term at the lease commencement date. As the Company's leases generally do not provide an implicit discount rate, the net present value of future minimum lease payments is determined using the Company's incremental borrowing rate. Options in the lease terms to extend or terminate the lease are not reflected in the lease liabilities unless it is reasonably certain that any such option will be exercised.

The Company measures right-of-use assets at the lease commencement date based on the corresponding lease liabilities adjusted for (i) prepayments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and (iii) certain tenant incentives under the lease. The Company evaluates the recoverability of the right-of-use assets for possible impairment in accordance with the long-lived assets policy.

The Company accounts for lease and non-lease components as a single lease component for all leases. The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial lease term of twelve months or less, and instead recognize the associated lease payments for these short-term leases in the consolidated statements of operations on a straight-line basis over the lease term.

Lease expenses for minimum lease payments for operating leases are recognized on a straight-line basis over the lease term. Amortization expense of the right-of-use assets for finance leases is generally recognized on a straight-line basis over the shorter of the lease term or the useful life of the asset. Interest expense for finance leases is recognized based on the incremental borrowing rate used to determine the finance lease liability. Variable lease payments are expensed as incurred and are not included within the lease liability and right-of-use assets calculation.

Operating leases are reflected in operating lease right-of-use assets, operating lease liabilities and operating lease liabilities, non-current on the consolidated balance sheets. Finance leases are included in property and equipment, net, other accrued liabilities, and other liabilities, non-current on the consolidated balance sheets. Within the consolidated statements of cash flows, the Company classifies all cash payments associated with operating leases within operating activities and for finance leases, repayments of principal are presented within financing activities and interest payments are presented within operating activities.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount is not recoverable, the carrying amount of such assets is reduced to fair value. The Company did not record impairment charges related to long-lived assets during the years presented.

In addition to the recoverability assessment, the Company periodically reviews the remaining estimated useful lives of long-lived assets. If the estimated useful life assumption for any asset is changed due to new information, the remaining unamortized balance would be depreciated or amortized over the revised estimated useful life, on a prospective basis.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations. Other acquired intangible assets are stated at the fair value acquired as determined by a valuation technique commensurate with the intended use of the related asset. Definite-lived intangible assets are considered long-lived assets and are amortized on a straight-line basis over the periods that expected economic benefits will be provided. Goodwill and any indefinite-lived intangible assets are not amortized; rather, they are evaluated for impairment annually and whenever events or changes in circumstances indicate that the value of the asset may be impaired.

The Company performs its annual impairment analysis in the fourth quarter of each fiscal year. The Company first assesses the qualitative factors to determine whether it is more likely than not that the fair value of the Company's single operating segment is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. If the Company determines that it is more likely than not that its fair value is less than its carrying amount, then the quantitative goodwill impairment test will be performed. The quantitative goodwill impairment test identifies goodwill impairment and measures the amount of goodwill impairment loss to be recognized by comparing the fair value of the Company's single operating segment with its carrying amount. If the carrying amount exceeds its fair value, no further analysis is required; otherwise, any excess of the carrying amount over the implied fair value is recognized as an impairment loss and the carrying value of goodwill is written down to fair value. No indicators of impairment of goodwill were identified during the years ended January 31, 2025, 2024 and 2023, and accordingly, the Company has not recorded any impairment of goodwill during those periods.

Revenue Recognition

The Company derives its revenue from two sources: (1) the sales of subscriptions, which includes the usage-based database-as-a-service offering, term license and post-contract customer support ("PCS"); and (2) services revenue comprised of consulting and training arrangements. The Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps:

i.   Identification of the contract, or contracts, with a customer - The Company determines it has a contract with a customer when the contract is approved, each party's rights regarding the products or services to be transferred is identified, the payment terms for the services can be identified, the Company has determined the customer has the ability and intent to pay and the contract has commercial substance. The Company applies judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, credit, reputation and financial or other information pertaining to the customer. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation.

ii.   Identification of the performance obligations in the contract - Performance obligations promised in a contract are identified based on the services or products that will be transferred to the customer that are both (1) capable of being distinct, whereby the customer can benefit from the service or product either on its own or together with other resources that are readily available from third parties or from the Company and (2) distinct in the context of the contract, whereby the transfer of the services or products is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services or products, the Company applies judgment to determine whether promised services or products are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised services or products are combined and accounted for as a single performance obligation.

iii. Determination of the transaction price - The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services and products to the customer. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. The Company applies the practical expedient to not evaluate contracts of one year or less for the existence of a significant financing component. None of the Company's contracts contain a significant financing component.

iv.   Allocation of the transaction price to the performance obligations in the contract - If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on a relative standalone selling price ("SSP") basis. The Company also considers if there are any additional material rights inherent in a contract and if so, the Company allocates a portion of the transaction price to such rights based on SSP. The Company determines each SSP based on multiple factors, including past history of selling such performance obligations as standalone products. The Company estimates SSP for performance obligations with no observable evidence using adjusted market, cost plus and residual methods to establish the SSPs. In cases where directly observable standalone sales are not available, such as when the term license is not sold separately, the Company considers observable data points including competitor pricing for a similar or identical product, market and industry data points and the Company's pricing practices to establish the SSP.

v.   Recognition of revenue when, or as, the Company satisfies a performance obligation - The Company recognizes revenue at the time the related performance obligation is satisfied when control of the services or products are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or products. The Company records its revenue net of any value added or sales tax.

<u>Subscription Revenue</u>

The Company sells subscriptions directly through its field and inside sales teams and indirectly through channel partners, as well as through its self-serve channel. The majority of the Company's subscription contracts are one year in duration and are invoiced upfront or invoiced monthly in arrears. When the Company enters into multi-year subscription contracts, the customer is typically invoiced on an annual basis or pays upfront. The Company's subscription contracts are generally non-cancelable and non-refundable.

The Company derives subscription revenue from providing its software to customers with its database-as-a-service offering that include comprehensive infrastructure and management of the Company's database and can also be purchased with additional enterprise features. Performance obligations related to database-as-a-service solutions are recognized on a usage-basis, as the use of this service represents a direct measurement of the value of the goods or services transferred to date relative to the remaining goods or services promised under the contract.

The Company's subscription revenue also includes time-based software licenses sold in conjunction with PCS. The license element is recognized separately from the PCS as they are considered two distinct performance obligations. The transaction price is allocated to each separate performance obligation based on its relative SSP. License revenue is recognized at a point in time, upon delivery and transfer of control of the underlying license to the customer, which is typically the subscription start date.

PCS includes unspecified updates, as well as support and maintenance. Revenue from PCS is recognized ratably over the contract duration.

Services Revenue

The Company's services contracts are generally provisioned on a time-and-materials basis. Revenue is recognized as the services are performed.

Contracts with Multiple Performance Obligations

The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. For these contracts, the transaction price is allocated to the separate performance obligations on a relative SSP basis.

Cost of Revenue

Cost of Subscription Revenue

Cost of subscription revenue primarily includes third-party cloud infrastructure expenses for the Company's database-as-a-service offering. Cost of subscription revenue also includes personnel costs, including salaries, bonuses and benefits and stock-based compensation, for employees associated with the Company's subscription arrangements principally related to technical support and allocated shared costs, as well as depreciation and amortization.

Cost of Services Revenue

Cost of services revenue primarily includes personnel costs, including salaries and benefits and stock-based compensation for employees associated with the Company's professional service contracts, as well as, travel costs, allocated shared costs and depreciation and amortization.

Deferred Commissions

The Company capitalizes its incremental costs of obtaining subscription contracts with customers, which generally consist of sales commissions paid to the Company's sales force and related payroll taxes, as well as fees paid to marketplace vendors. Incremental costs that are expected to be amortized during the succeeding twelve months are recorded on the Company's consolidated balance sheets as deferred commissions with the remaining, non-current, portion recorded under other assets. Deferred commissions are amortized over a period of benefit that the Company has determined to be generally five years. The Company determined the period of benefit by taking into consideration the length of its customer contracts, its technology life cycle and other factors. Deferred commissions also include all other sales commissions and related payroll taxes for subscription contract renewals, which are amortized based on the pattern of the associated revenue recognition over the related contractual subscription period. Sales commissions are generally paid up front and one month in arrears, however, the timing of payment is based on contractual terms of the underlying subscription contract and is subject to an evaluation of customer credit-worthiness. The deferred commission amounts are recoverable through the future revenue under the non-cancelable customer contracts. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations. The Company adopted the practical expedient that permits an entity to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less. Deferred commissions are reviewed periodically for impairment. Refer to Note 9, *Revenue* for more information.

Deferred Revenue

Deferred revenue primarily consists of customer billings or payments received in advance of the Company satisfying the performance obligations on its subscription and services contracts. The Company generally invoices its customers annually in advance for its subscription services. Typical payment terms provide that customers pay the amount due within 30 days of the invoice date. Deferred revenue that is anticipated to be recognized during the succeeding twelve-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current. The Company's contract liabilities are classified as deferred revenue upon the right to invoice or when payments have been received for undelivered products or services.

Accounts Receivable and Allowance for Doubtful Accounts

The Company records a receivable when an unconditional right to consideration exists, such that only the passage of time is required before payment of consideration is due. Timing of revenue recognition may differ from the timing of invoicing to customers. If revenue recognized on a contract exceeds the billings, then the Company records an unbilled receivable for that excess amount, which is included as part of accounts receivable, net in the Company's consolidated balance sheets.

The Company is exposed to credit losses primarily through the sales of subscriptions and services, which are recorded as accounts receivable, inclusive of unbilled receivables. The Company performs initial and ongoing evaluations of its customers' financial position and generally extends credit without collateral. Accounts receivable are recorded at amortized cost, net of an allowance for doubtful accounts, and do not bear interest.

The allowance for doubtful accounts represents the best estimate of lifetime expected credit losses against the existing accounts receivable, inclusive of unbilled receivables, based on certain factors including past collection experience, credit quality of the customer, current aging of the receivable balance, current economic conditions, reasonable and supportable forecasts, as well as specific circumstances arising with individual customers. Accounts receivable are written off against the allowance for doubtful accounts when management determines a balance is uncollectible and the Company no longer actively pursues collection of the receivable. The Company's estimates of the allowance for credit losses may not be indicative of the Company's actual credit losses requiring additional charges to be incurred to reflect the actual amount collected. See also Note 9, *Revenue* for more information on allowance for doubtful accounts and unbilled receivables.

Convertible Senior Notes

Upon adoption of ASU 2020-06 on February 1, 2021, the Company no longer records the conversion feature of its convertible senior notes in equity. Instead, the Company combined the previously separated equity component with the liability component, which together is now classified as debt, thereby eliminating the subsequent amortization of the debt discount as interest expense. Similarly, the portion of issuance costs previously allocated to equity was reclassified to debt and amortized as interest expense.

The Company is applying the if-converted method when reporting the number of potentially dilutive shares of common stock. Although the required use of the if-converted method will not impact the diluted net loss per share as long as the Company is in a net loss position, the Company is required to include disclosures of all the underlying shares regardless of the average stock price for the reporting period.

The Company's convertible senior notes are classified as non-current liabilities until the reporting period date is within one year of maturity of the convertible senior notes or when the Company has received a redemption request, but settlement will occur after the reporting period date. Under such circumstances, the carrying amount of the convertible senior notes, net of the associated unamortized debt issuance costs, is classified as a current liability.

Refer to Note 6, *Convertible Senior Notes* for more information.

Research and Development

Research and development costs are expensed as incurred and consist primarily of personnel costs, including salaries, bonuses and benefits and stock-based compensation. Research and development costs also include amortization associated with acquired finite-lived intangible assets and allocated overhead.

Advertising

Advertising costs are expensed as incurred, or the first time the advertising takes place, based on the nature of the advertising. Advertising costs were $30.8 million, $29.7 million and $18.7 million for the years ended January 31, 2025, 2024 and 2023, respectively. Advertising costs are recorded in sales and marketing expenses in the consolidated statements of operations.

Stock-Based Compensation

Compensation expense related to stock-based awards granted to employees and non-employees is calculated based on the fair value of stock-based awards on the date of grant. For restricted stock units, fair value is based on the closing price of the Company's common stock on the grant date.

For stock options and purchase rights issued to employees under the 2017 Employee Stock Purchase Plan ("2017 ESPP"), the Company determines the grant date fair value using the Black-Scholes option-pricing model. This option-pricing model requires the use of assumptions, which are subjective and generally requires significant judgment to determine. The assumptions for the option-pricing model were determined as follows:

i.   *Expected Term.* The expected term represents the period that stock-based awards are expected to be outstanding. For option grants that are considered to be "plain vanilla," the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For purchase rights granted under the 2017 ESPP, the expected term represents the offering period.

ii. *Expected Volatility.* Since the Company had limited trading history of its common stock, the expected volatility for its stock option grants was derived from the average historical stock volatilities of several unrelated public companies within the Company's industry that the Company considered to be comparable to its own business over a period equivalent to the expected term of the stock option grants. For purchase rights granted under the 2017 ESPP, the volatility is derived from the historical volatility of the Company's common stock.

iii. *Risk-Free Interest Rate.* The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option's expected term and 2017 ESPP offering period.

iv. *Dividend Rate.* The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to do so.

The Company's stock price volatility and expected option life involve management's best estimates, both of which impact the fair value estimated under the Black-Scholes option-pricing model and, ultimately, the expense that will be recognized.

The Company recognizes the related stock-based compensation expense for restricted stock units and stock options on a straight-line basis over the employee's requisite service period, which is generally four years. The Company has elected to account for forfeitures as they occur. The Company recognizes the stock-based compensation expense related to the 2017 Employee Stock Purchase Plan on a straight-line basis over the offering period.

Net Loss Per Share

The Company calculates basic net loss per share by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period, including stock options, restricted stock units and convertible senior notes. Refer to Note 11. *Net Loss Per Share* for more information.

Segment Information

The Company's chief operating decision maker ("CODM"), the Chief Executive Officer, manages the Company's business activities as a single operating and reportable segment at the consolidated level. Accordingly, the CODM uses consolidated net loss to make operating decisions, allocate resources and assess performance. The CODM uses consolidated net loss to evaluate cost optimization and allocate resources, including personnel-related and financial or capital resources, in the annual budget and forecasting process, as well as budget-to-actual variances on a monthly basis. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company's operations. Other segment items included in consolidated net loss are interest income, interest expense, other income (expense), net and the provision for income taxes, which are reflected in the consolidated statements of operations. Geographic information is included in Note 9, "*Revenue*" for total revenue and long-lived assets.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount the Company believes is more likely than not to be realized.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that is more likely than not of being realized upon ultimate settlement. The Company recognizes interest and penalties on amounts due to taxing authorities as a component of other income (expense), net.

Related Party Transactions

All contracts with related parties are executed in the ordinary course of business. There were no material related party transactions in the years ended January 31, 2025, 2024 and 2023. As of January 31, 2025 and 2024, there were no material amounts payable to or amounts receivable from related parties.

Recently Adopted Accounting Pronouncements

Improvements to Reportable Segment Disclosures. In November 2023, the FASB issued ASU 2023-07*, Segment Reporting (Topic 280)*: Improvements to Reportable Segment Disclosures, which requires companies to provide disclosures of significant segment expenses and other segment items. The guidance requires companies to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. The Company adopted ASU 2023-07 for its annual financial statements ending January 31, 2025, on a retrospective basis. The adoption of this standard did not have a material financial impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements

Improvements to Income Tax Disclosures. In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740):* Improvements to Income Tax Disclosures, which requires companies to disclose additional information about income taxes, primarily their rate reconciliation information and income taxes paid. The new guidance requires companies to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. Additionally, companies will be required to disclose annually income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold. The guidance is effective for the Company for the fiscal year ending January 31, 2026, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2023-09 on its consolidated financial statements.

Disaggregation—Income Statement Expenses. In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40):* Disaggregation of Income Statement Expenses, which requires disclosures about specific types of expenses included in the expense captions presented on the Statement of Operations as well as disclosures about selling expenses. The guidance is effective for annual filings for the Company's fiscal year beginning February 1, 2027, and interim filings for the fiscal year beginning February 1, 2028, and can be applied either prospectively or retrospectively, with early adoption permitted. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements.

3. Fair Value Measurements

The following tables present information about the Company's financial assets that have been measured at fair value on a recurring basis as of January 31, 2025 and 2024 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value (in thousands):

| | Fair Value Measurement at January 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Cash and cash equivalents:				
Money market funds	$ 152,588	$ —	$ —	$ 152,588
Short-term investments:				
U.S. government treasury securities	1,846,444	—	—	1,846,444
Total financial assets	$ 1,999,032	$ —	$ —	$ 1,999,032

| | Fair Value Measurement at January 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Cash and cash equivalents:				
Money market funds	$ 512,456	$ —	$ —	$ 512,456
Short-term investments:				
U.S. government treasury securities	1,212,448	—	—	1,212,448
Total financial assets	$ 1,724,904	$ —	$ —	$ 1,724,904

The Company utilized the market approach and Level 1 valuation inputs to value its money market mutual funds and U.S. government treasury securities because published net asset values were readily available.

The following table summarizes the amortized cost and fair value of the Company's short-term investments by remaining contractual maturity as of January 31, 2025 and January 31, 2024 (in thousands):

| | January 31, 2025 | | | January 31, 2024 | | |
	Amortized Cost	Net Unrealized Gains (Losses)	Fair Value	Amortized Cost	Net Unrealized Gains (Losses)	Fair Value
Due within one year	$ 968,748	$ 944	$ 969,692	$ 520,006	$ (543)	$ 519,463
Due after one year and within three years	876,154	598	876,752	690,211	2,774	692,985
Total short-term investments	$ 1,844,902	$ 1,542	$ 1,846,444	$ 1,210,217	$ 2,231	$ 1,212,448

As of January 31, 2025 and January 31, 2024, unrealized net gains on the Company's U.S. government treasury securities were approximately $1.5 million and $2.2 million, respectively. These unrealized gains and losses were caused by fluctuations in interest rates, which results in changes to the market value of these securities. Since the fluctuation in fair value is due to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company concluded that an allowance for credit losses was unnecessary for short-term investments as of January 31, 2025 and 2024. Gross realized gains and losses were not material for each of the years ended January 31, 2025 and 2024. There were no material short-term investments in a continuous loss position for greater than twelve months.

Non-marketable Securities

As of January 31, 2025 and 2024, the total amount of non-marketable equity securities included in other assets on the Company's consolidated balance sheets were $24.2 million and $12.9 million, respectively. The Company recognized an immaterial net unrealized gain on certain of these non-marketable securities during the year ended January 31, 2025 and $1.0 million of net unrealized gains on certain of these non-marketable securities during the year ended January 31, 2024.

4. Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	January 31, 2025	January 31, 2024
Servers	$ 887	$ 1,107
Furniture and fixtures	5,320	5,276
Computer and office equipment	7,209	6,623
Purchased software	872	872
Leasehold improvements	41,273	38,677
Website costs	969	969
Construction in process	386	795
Finance lease right-of-use assets	19,540	23,514
Total property and equipment	76,456	77,833
Less: accumulated depreciation and amortization	(30,079)	(24,791)
Property and equipment, net	$ 46,377	$ 53,042

Depreciation and amortization expense related to property and equipment was $8.3 million, $8.0 million and $6.9 million for the years ended January 31, 2025, 2024 and 2023, respectively. Depreciation and amortization expense excludes amortization with respect to the finance lease right-of-use asset, which is described further in Note 7, *Leases*.

5. Goodwill and Intangible Assets, Net

The following table summarizes the changes in the carrying amount of goodwill during the periods presented (in thousands):

	January 31, 2025	January 31, 2024
Balance, beginning of the year	$ 69,679	$ 57,779
Increase in goodwill related to business combinations	—	11,900
Balance, end of the year	$ 69,679	$ 69,679

On September 27, 2023, the Company acquired the assets of Grainite, Inc. ("Grainite"), for total cash consideration of $15.0 million. Grainite is a stream processing application company and the transaction is intended to accelerate the development of the Company's stream processing offering. The Company accounted for the transaction as a business combination, after determining that the acquired set of assets, the fair value of which was not concentrated in a single asset, or group of similar assets, and included (a) an assembled workforce and (b) intangible asset, met the definition of a business. As a result, the Company allocated the estimated fair value of $3.1 million of the identifiable asset acquired to the developed technology intangible asset. The fair value assigned to the intangible asset was determined through the use of a third-party valuation firm using replacement cost approach methodology, and includes the expected profit margin of a hypothetical third-party developer and a market participant's opportunity cost. Judgment was applied for a number of assumptions used in the valuation of the identified intangible asset. The excess of the cash consideration over the identifiable intangible assets in the amount of $11.9 million was allocated to goodwill. This transaction is accounted for as an asset acquisition for tax purposes, and therefore both the goodwill and acquired intangible asset are deductible for tax purposes. Tax impacts were not material. Acquisition-related transaction costs were not material and have been expensed as incurred and included in general and administrative expenses in the consolidated statements of operations. The business combination did not have a material impact on the Company's consolidated financial statements for the year ended January 31, 2024.

The gross carrying amount and accumulated amortization of the Company's intangible assets are as follows (in thousands):

	January 31, 2025			
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Weighted-Average Remaining Useful Life (in years)
Developed technology	$ 41,200	$ (40,407)	$ 793	1.2
Customer relationships	15,200	(15,200)	—	—
IP addresses	$ 23,986	$ (182)	$ 23,804	9.9
Total	$ 80,386	$ (55,789)	$ 24,597	

	January 31, 2024			
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Weighted-Average Remaining Useful Life (in years)
Developed technology	$ 41,200	$ (37,328)	$ 3,872	1.0
Customer relationships	15,200	(15,115)	85	0.3
Total	$ 56,400	$ (52,443)	$ 3,957	

During the three months ended January 31, 2025, the Company purchased $24.0 million of intangible assets for IP addresses which is expected to allow the Company to reduce its cloud infrastructure costs in the future. These purchased intangible assets are amortized on a straight-line basis over an estimated useful life of ten years.

Intangible assets are amortized on a straight-line basis. Amortization expense of intangible assets was $3.3 million, $10.6 million and $9.2 million for the years ended January 31, 2025, 2024 and 2023, respectively. Amortization expense for developed technology was included as research and development expense in the Company's consolidated statements of operations. Amortization expense for customer relationships was included as sales and marketing expense in the Company's consolidated statements of operations. Amortization expense for IP addresses was included as cost of subscription revenue in the Company's consolidated statements of operations.

As of January 31, 2025, future amortization expense related to the intangible assets is as follows (in thousands):

Years Ending January 31,	
2026	$ 3,079
2027	2,512
2028	2,399
2029	2,399
2030	2,399
Thereafter	$ 11,809
Total	$ 24,597

6. Convertible Senior Notes

The net carrying amounts of the Company's 2026 Notes (as defined herein) were as follows for the periods presented (in thousands):

	Years Ended January 31,	
	2025 [1]	2024
Principal	$ —	$ 1,149,972
Unamortized debt issuance costs	—	(6,699)
Net carrying amount	$ —	$ 1,143,273

[1] The aggregate principal amount outstanding of the 2026 Notes was redeemed by the Company in December 2024.

The following table sets forth the interest expense related to the 2026 Notes for the periods presented (in thousands):

	January 31, 2025	January 31, 2024	January 31, 2023
	2026 Notes [1]	2026 Notes	2026 Notes
Contractual interest expense	$ 1,318	$ 2,875	$ 2,859
Amortization of issuance costs	2,419	3,393	3,375
Total	$ 3,737	$ 6,268	$ 6,234

[1] The aggregate principal amount outstanding of the 2026 Notes was redeemed by the Company in December 2024.

In January 2020, the Company issued $1.0 billion aggregate principal amount of 0.25% convertible senior notes due 2026 in a private placement and, also in January 2020, the Company issued an additional $150.0 million aggregate principal amount of convertible senior notes pursuant to the exercise in full of the initial purchasers' option to purchase additional convertible senior notes (collectively, the "2026 Notes"). The 2026 Notes were senior unsecured obligations of the Company and interest was payable semiannually in arrears on July 15 and January 15 of each year, beginning on July 15, 2020, at a rate of 0.25% per year. The 2026 Notes had an original maturity date of January 15, 2026, unless earlier converted, redeemed or repurchased. The total net proceeds from the offering, after deducting initial purchase discounts and estimated debt issuance costs, were approximately $1.1 billion.

In October 2024, the optional redemption feature of the 2026 Notes was satisfied as the last reported sale price of the Company's common stock was more than or equal to 130% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days. On October 16, 2024, the Company issued a notice of redemption (the "Redemption Notice") for all aggregate principal amount outstanding of its 2026 Notes. Pursuant to the Redemption Notice, on December 16, 2024 (the "Redemption Date"), the Company redeemed all 2026 Notes that had not been converted prior to such date at a redemption price in cash equal to 100% of the principal amount of such 2026 Notes, plus accrued and unpaid interest from July 15, 2024 to, but excluding the Redemption Date (the "Redemption Price"). On the Redemption Date, the Redemption Price was due and payable upon each 2026 Notes redeemed and interest thereon ceased to accrue on and after the Redemption Date.

The 2026 Notes called for redemption were converted by holders at any time before 5:00 p.m. (New York City time) on December 13, 2024 (the "Conversion Deadline"). The Conversion Rate for 2026 Notes converted after the date of the Redemption Notice and prior to the Conversion Deadline equaled to 4.9260 shares of the Company's common stock, par value $0.001 per share, per $1,000 principal amount of the 2026 Notes, which included an increase of the conversion rate of 0.1911 additional shares of the Company's common stock per $1,000 principal amount of the 2026 Notes as a result of the 2026 Notes being called for optional redemption.

The Company satisfied its conversion obligations with respect to conversions occurring after the date of the Redemption Notice and prior to the Redemption Date by delivering shares of the Company's common stock, plus cash in lieu of any resulting fractional shares. Pursuant to the Redemption Notice, on the Redemption Date, the Company redeemed the outstanding principal of the 2026 Notes that were not converted prior to such date at a redemption price in cash equal to 100% of the principal amount of the 2026 Notes, plus accrued and unpaid interest. Approximately $1.1 billion aggregate principal amount was converted to 5,662,979 shares of the Company's common stock with $0.4 million settled in cash. The Company recorded the carrying amount of the converted debt into common stock and additional paid-in-capital with no material gain or loss recognized.

Capped Calls

In connection with the pricing of the issuance of the Company's convertible notes due June 15, 2024 which were converted or extinguished in December 2021 (the "2024 Notes") and the 2026 Notes, the Company entered into privately negotiated capped call transactions with certain counterparties (the "Capped Calls"). The Capped Calls associated with the 2024 Notes each had an initial strike price of approximately $68.15 per share, subject to certain adjustments, which corresponded to the initial conversion price of the 2024 Notes. These Capped Calls had initial cap prices of $106.90 per share, subject to certain adjustments.

In April 2024, the Company elected cash settlement for the Capped Calls associated with the 2024 Notes. Upon the cash settlement election, the instrument, initially indexed to the Company's own stock, no longer met the criteria for equity classification and was reclassified from stockholder's equity to assets on the Company's consolidated balance sheet. The reclassification resulted in the recognition of a derivative asset, with an estimated fair value at cash settlement election date of $169.7 million, with a corresponding increase in additional paid in capital. In June 2024, the derivative asset was settled and the Company received $170.6 million in cash and recognized a realized gain of $0.9 million for the year ended January 31, 2025, which was recorded in other income (expense), net, on the Company's consolidated statements of operations.

The Capped Calls associated with the 2026 Notes each have an initial strike price of approximately $211.20 per share, subject to certain adjustments, which corresponds to the initial conversion price of the 2026 Notes. These Capped Calls have initial cap prices of $296.42 per share, subject to certain adjustments. The Company did not unwind any of these Capped Calls through January 31, 2025.

7. Leases

The Company has entered into non-cancelable operating and finance lease agreements, principally real estate for office space globally. The Company may receive renewal or expansion options, leasehold improvement allowances or other incentives on certain lease agreements. Lease terms range from one to 12 years and may include renewal options, which the company deems reasonably certain to be renewed. The exercise of the lease renewal option is at the Company's discretion.

Lease Costs

The components of the Company's lease costs included in its consolidated statements of operations were as follows (in thousands):

	Years Ended January 31,			
	2025		**2024**	
Finance lease cost:				
Amortization of finance lease right-of-use assets	$	3,974	$	3,975
Interest on finance lease liabilities		2,267		2,590
Operating lease cost		13,319		11,693
Short-term lease cost		5,262		5,465
Variable lease cost		3,814		3,498
Total lease cost	$	28,636	$	27,221

Balance Sheet Components

The balances of the Company's finance and operating leases were recorded on the consolidated balance sheets as follows (in thousands):

	Years Ended January 31,			
	2025		**2024**	
Finance Lease:				
Property and equipment, net	$	19,540	$	23,514
Other accrued liabilities (current)		6,814		6,179
Other liabilities, non-current		30,697		37,511
Operating Leases:				
Operating lease right-of-use assets	$	34,607	$	37,365
Operating lease liabilities (current)		9,126		9,797
Operating lease liabilities, non-current		27,374		30,918

Supplemental Information

The following table presents supplemental information related to the Company's finance and operating leases (in thousands, except weighted-average information):

	Years Ended January 31,			
	2025		**2024**	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from finance lease	$	2,267	$	2,590
Operating cash flows from operating leases		14,185		12,336
Financing cash flows from finance lease		6,179		5,483
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases		8,974		5,537
Weighted-average remaining lease term (in years):				
Finance lease		4.9		5.9
Operating leases		4.6		5.4
Weighted-average discount rate:				
Finance lease		5.6 %		5.6 %
Operating leases		5.2 %		5.7 %

Maturities of Lease Liabilities

Future minimum lease payments under non-cancelable finance and operating leases on an annual undiscounted cash flow basis as of January 31, 2025 were as follows (in thousands):

Year Ending January 31,	Finance Lease	Operating Leases
2026	$ 8,711	$ 11,851
2027	8,711	8,906
2028	8,711	6,768
2029	8,711	6,113
2030	7,985	3,797
Thereafter	—	4,757
Total minimum payments	42,829	42,192
Less imputed interest	(5,318)	(5,692)
Present value of future minimum lease payments	37,511	36,500
Less current obligations under leases	(6,814)	(9,126)
Non-current lease obligations	$ 30,697	$ 27,374

8. Commitments and Contingencies

The following table includes certain non-cancelable agreements primarily for subscription, marketing services and cloud infrastructure capacity commitments entered into by the Company (in thousands):

Year Ending January 31,	Other Obligations
2026	$ 379,846
2027	281,303
2028	279,157
2029	5,000
2030	—
Thereafter	—
Total minimum payments	$ 945,306

Refer to Note 7, *Leases*, for further details on obligations under non-cancelable finance and operating leases, including future minimum lease payments. During the year ended January 31, 2025, there have been no material changes outside the ordinary course of business to the Company's contractual obligations and commitments.

Legal Matters

The Company investigates all claims, litigation and other legal matters as they arise. From time to time, the Company has become involved in claims, litigation and other legal matters arising in the ordinary course of business, including intellectual property, labor and employment and breach of contract claims. For example, on July 9, 2024, a putative class action lawsuit, captioned Baxter v. MongoDB, Inc., et al., was filed in the United States District Court for the Southern District of New York against MongoDB, CEO Dev Ittycheria, and COO and CFO Michael Gordon. On January 27, 2025, the lead plaintiff in the lawsuit (the "Securities Action") filed an Amended Complaint naming former Senior Vice President of Finance and current Interim CFO Srdjan Tanjga as an additional defendant. The operative complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act, and alleges that defendants made material misstatements and/or omissions, including regarding MongoDB's sales strategy and its financial results. The complaint is purportedly brought on behalf of a putative class of persons who purchased or otherwise acquired MongoDB common stock between June 1, 2023 and May 30, 2024. It seeks unspecified monetary damages, costs and attorneys' fees, and other unspecified relief. The Company is unable to estimate any reasonably possible loss, or range of loss, with respect to these matters at this time. The Company intends to vigorously defend itself in this matter.

On October 7, 2024, a purported shareholder derivative lawsuit was filed in the U.S. District Court for the Southern District of New York, Case. No. 1:24-cv-07594, against the Company, as nominal defendant, and CEO Dev Ittycheria, COO and CFO Michael Gordon, and several of the Company's current and former directors. The case is captioned Roy v. Ittycheria et al. The lawsuit alleges that the individual defendants breached their fiduciary duties and committed other alleged misconduct in connection with the statements at issue in the Securities Action and by causing the Company to issue allegedly false and misleading statements to investors. Another similar case was subsequently filed in the same district and has been consolidated with the *Roy* action with the caption *In re MongoDB, Inc. Shareholder Litigation* (the "Derivative Litigation"). The Derivative Litigation is at an early stage and has been stayed, pending the outcome of the Court's decision on the defendants' anticipated motion to dismiss the Securities Action.

Although claims and litigation are inherently unpredictable, as of January 31, 2025, other than as disclosed above, the Company is currently not aware of any matters that, if determined adversely to the Company, would individually or taken together have a material adverse effect on its business, financial position, results of operations or cash flows. The Company accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Indemnification

The Company enters into indemnification provisions under its agreements with other companies in the ordinary course of business, including business partners, landlords, contractors and parties performing its research and development. Pursuant to these arrangements, the Company agrees to indemnify, hold harmless and reimburse the indemnified party for certain losses suffered or incurred by the indemnified party as a result of the Company's activities. The terms of these indemnification agreements are generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. To date, the Company has not incurred material costs as a result of such commitments. The Company maintains commercial general liability insurance and product liability insurance to offset certain of the Company's potential liabilities under these indemnification provisions.

The Company has entered into indemnification agreements with each of its directors and executive officers. These agreements require the Company to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with the Company.

9. Revenue

Disaggregation of Revenue

The Company believes that the nature, amount, timing and uncertainty of its revenue and cash flows and how they are affected by economic factors is most appropriately depicted through the Company's primary geographical markets and subscription product categories. The Company's primary geographical markets are North and South America ("Americas"); Europe, Middle East and Africa ("EMEA"); and Asia Pacific. The Company also disaggregates its subscription products between its MongoDB Atlas-related offerings and other subscription products, which include MongoDB Enterprise Advanced.

The following table presents the Company's revenues disaggregated by primary geographical markets, subscription product categories and services (in thousands):

| | Years Ended January 31, | | |
	2025	2024	2023
Primary geographical markets:			
Americas	$ 1,213,061	$ 1,016,324	$ 781,763
EMEA	553,090	469,082	361,566
Asia Pacific	240,292	197,605	140,711
Total	$ 2,006,443	$ 1,683,011	$ 1,284,040
Subscription product categories and services:			
MongoDB Atlas-related	$ 1,405,184	$ 1,105,351	$ 808,263
Other subscription	538,680	521,975	426,859
Services	62,579	55,685	48,918
Total	$ 2,006,443	$ 1,683,011	$ 1,284,040

Customers located in the United States accounted for 54% of total revenue for each of the years ended January 31, 2025 and 2024 and 55% for the year ended January 31, 2023. No other country accounted for 10% or more of revenue for the periods presented.

Long-lived assets located in the United States accounted for 87% of total long-lived assets for each of the years ended January 31, 2025 and 2024. No other country accounted for 10% or more of long-lived assets for the periods presented.

Contract Liabilities

The Company's contract liabilities are recorded as deferred revenue in the Company's consolidated balance sheets and consist of customer invoices issued or payments received in advance of revenues being recognized from the Company's subscription and services contracts. Deferred revenue, including current and non-current balances as of January 31, 2025, 2024 and 2023 was $359.8 million, $377.4 million and $460.3 million, respectively. Approximately 18% and 25% of the total revenue recognized in the years ended January 31, 2025 and 2024 was from deferred revenue at the beginning of each respective period.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price in contracts allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations include unearned revenue, multi-year contracts with future installment payments and certain unfulfilled orders against accepted customer contracts at the end of any given period. As of January 31, 2025, the aggregate transaction price allocated to remaining performance obligations was $748.0 million. Approximately 59% is expected to be recognized as revenue over the next 12 months 37% in 13 to 36 months and the remainder thereafter. The Company applies the practical expedient to omit disclosure with respect to the amount of the transaction price allocated to remaining performance obligations if the related contract has a total duration of 12 months or less.

Unbilled Receivables

Revenue recognized in excess of invoiced amounts creates an unbilled receivable, which represents the Company's unconditional right to consideration in exchange for goods or services that the Company has transferred to the customer. Unbilled receivables are recorded as part of accounts receivable, net in the Company's consolidated balance sheets. As of January 31, 2025, 2024 and 2023, unbilled receivables were $22.5 million, $22.7 million and $9.7 million, respectively.

Allowance for Doubtful Accounts

The Company considers expectations of forward-looking losses, in addition to historical loss rates, to estimate its allowance for doubtful accounts on its accounts receivable. The following is a summary of the changes in the Company's allowance for doubtful accounts (in thousands):

	Allowance for Doubtful Accounts
Balance at January 31, 2022	$ 4,966
Provision	5,595
Recoveries/write-offs	(4,199)
Balance at January 31, 2023	6,362
Provision	8,520
Recoveries/write-offs	(6,828)
Balance at January 31, 2024	8,054
Provision	9,404
Recoveries/write-offs	(8,570)
Balance at January 31, 2025	$ 8,888

Costs Capitalized to Obtain Contracts with Customers

Deferred commissions were $363.4 million and $294.2 million as of January 31, 2025 and 2024, respectively, of which $250.7 million and $201.7 million comprised the non-current portion and was included in other assets on the Company's consolidated balance sheets as of January 31, 2025 and 2024, respectively. Amortization expense with respect to deferred commissions, which is included in sales and marketing expense in the Company's consolidated statements of operations, was $112.6 million, $99.5 million and $79.6 million for years ended January 31, 2025, 2024 and 2023, respectively. There was no impairment loss in relation to the costs capitalized for the periods presented.

10. Equity Incentive Plans and Employee Stock Purchase Plan

The Company adopted the 2008 Stock Incentive Plan (as amended, the "2008 Plan") and the 2016 Equity Incentive Plan (as amended, the "2016 Plan"), primarily for the purpose of granting stock-based awards to employees, directors and consultants, including stock options, restricted stock units ("RSUs") and other stock-based awards. With the establishment of the 2016 Plan in December 2016, all shares available for grant under the 2008 Plan were transferred to the 2016 Plan. The Company no longer grants any stock-based awards under the 2008 Plan and any shares underlying stock options canceled under the 2008 Plan will be automatically transferred to the 2016 Plan. Stock options granted under the stock option plans may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). ISOs may be granted to employees and NSOs may be granted to employees, directors, or consultants. All outstanding stock options as of January 31, 2025 were granted as NSOs with the exception of one ISO award. The exercise prices of the stock option grants must be no less than 100% of the fair value of the common stock on the grant date as determined by the Board of Directors. If, at the date of grant, the optionee owns more than 10% of the total combined voting power of all classes of outstanding stock (a "10% stockholder"), the exercise price must be at least 110% of the fair value of the common stock on the date of grant as determined by the Board of Directors. Options granted are exercisable over a maximum term of 10 years from the date of grant or five years from the date of grant for ISOs granted to any 10% stockholder. The Board of Directors or a committee thereof determines the vesting schedule for all equity awards. Stock option awards generally vest over a period of four years with 25% vesting on the one year anniversary of the award and the remainder vesting monthly over the next 36 months of the grantee's service to the Company. RSU awards granted to new employees generally vest over a period of four years with 25% vesting on the one year anniversary of the award and the remainder vesting quarterly over the next 12 quarters, subject to the grantee's continued service to the Company. RSUs granted to existing employees generally vest quarterly over a period of four years, subject to the grantee's continued service to the Company.

Pursuant to the terms of the 2016 Plan, the shares of the Company's common stock reserved for issuance was increased by 3.6 million shares in February 2024. As of January 31, 2025, the Company has approximately 15.8 million shares of common stock available for future grants.

Stock Options

The following table summarizes stock option activity for the periods presented (in thousands, except share and per share data and years):

| | Options Outstanding | | | |
	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance - January 31, 2023	1,789,813	$ 7.60	3.3	$ 313,980
Options exercised	(953,643)	7.14		
Options forfeited and expired	(547)	5.81		
Balance - January 31, 2024	835,623	8.14	2.6	327,884
Options exercised	(267,931)	7.56		
Options forfeited and expired	(267)	13.35		
Balance - January 31, 2025	567,425	$ 8.41	1.5	$ 150,319
Options vested and exercisable - January 31, 2024	835,623	$ 8.14	2.6	$ 327,884
Options vested and exercisable - January 31, 2025	567,425	$ 8.41	1.5	$ 150,319
Stock options vested and expected to vest - January 31, 2025	567,425	$ 8.41	1.5	$ 150,319

There were no options granted during the years ended January 31, 2025 and 2024. The intrinsic value of options exercised for the years ended January 31, 2025, 2024 and 2023 was determined to be $89.7 million, $308.0 million and $211.1 million, respectively.

There were no options vested during the years ended January 31, 2025, 2024 and 2023. As of January 31, 2025, there was no unrecognized stock-based compensation expense related to outstanding stock options.

Restricted Stock Units

The following table summarizes RSU activity for the years ended January 31, 2025 and 2024:

	Shares	Weighted-Average Grant Date Fair Value per RSU
Unvested - January 31, 2023	3,480,206	$ 288.58
RSUs granted	2,272,014	267.56
RSUs vested	(1,690,527)	254.02
RSUs forfeited and canceled	(495,287)	295.61
Unvested - January 31, 2024	3,566,406	290.59
RSUs granted	2,007,277	303.06
RSUs vested	(1,529,981)	302.08
RSUs forfeited and canceled	(510,195)	299.39
Unvested - January 31, 2025	3,533,507	$ 291.43

As of January 31, 2025, there was $967.3 million of unrecognized stock-based compensation expense related to outstanding RSUs that is expected to be recognized over a weighted-average period of 2.69 years.

Executive Performance Share Awards

During the three months ended April 30, 2022, the Company created a long-term performance-based equity award program and granted performance share units ("PSUs") to the Company's CEO and certain other executives. The vesting of PSUs is conditioned upon the achievement of certain targets. The PSUs vest annually over a period of three years from the date of grant, subject to the executive's continued employment with the Company. Each vested PSU entitles the executive to one share of common stock. A PSU performance factor of 100 will result in the targeted number of PSUs being vested. The minimum percentage of PSUs that can vest is zero, with a maximum percentage of 200. On each date of grant, the Company assumes a performance factor of 100.

The following table summarizes PSU activity for the years ended January 31, 2025 and 2024:

	Shares	Weighted-Average Grant Date Fair Value per PSU	
Balance - January 31, 2023	70,728	$	316.49
PSUs granted	127,792		216.79
PSUs vested	(22,991)		316.49
Adjustment for performance achievement	(315)		316.49
PSUs forfeited and canceled	(18,657)		238.67
Balance - January 31, 2024	156,557		244.06
PSUs granted	66,309		355.50
PSUs vested	(77,444)		243.53
Adjustment for performance achievement	19,143		216.79
PSUs forfeited and canceled	(18,281)		273.83
Balance - January 31, 2025	146,284	$	287.57

The grant date fair value of PSUs was determined by using the market price of the Company's common stock on the date of the grant. Compensation expense is recognized over the requisite service period based on the probability of the performance conditions being satisfied using the accelerated attribution method. Following the completion of the performance year, the achieved PSU performance factor was 80.0 and 151.0 for the years ended January 31, 2025 and 2024, respectively. The Company recognized $22.7 million and $24.1 million of compensation expense related to these PSUs for the years ended January 31, 2025 and 2024, respectively. As of January 31, 2025, the Company had $12.8 million of total unrecognized compensation cost related to these PSUs, which it expects to be recognized over a weighted-average period of 1.75 years.

2016 China Stock Appreciation Rights Plan

In April 2016, the Company adopted the 2016 China Stock Appreciation Rights Plan (as amended, the "China SAR Plan") for its employees in China. These awards, which are granted to new employees, generally vest over four years with 25% vesting on the one year anniversary of the award and the remainder vesting monthly over the next 36 months of the grantee's service to the Company. Awards granted to existing employees generally vest quarterly over a period of four years, subject to the grantee's continued service to the Company. The China SAR Plan units are cash settled upon exercise and will be paid as a cash bonus equal to the difference between the strike price of the vested plan units and the fair market value of common stock at the end of each reporting period.

As of November 1, 2021, the Company does not expect to grant stock appreciation rights in the future and will instead grant RSUs to its employees in China. Therefore, no China SAR Plan units were granted for the years ended January 31, 2025 and 2024.

During the years ended January 31, 2025, 2024 and 2023, upon the vesting of 231, 619 and 1,141 units, respectively, the total expense recognized related to China SAR was $1.6 million, $3.3 million and $2.5 million, respectively. As of January 31, 2025 and 2024, the Company's liability balance related to the China SAR Plan was $3.1 million and $5.8 million, respectively. These amounts were recorded as part of the accrued compensation and benefits on the Company's consolidated balance sheets and recognized as bonus expense in the Company's consolidated statements of operations. During the year ended January 31, 2025, the Company paid $0.9 million in cash upon the exercise of 3,354 units. As of January 31, 2025, there were 11,744 China SAR Plan units outstanding of which no units remained unvested.

2017 Employee Stock Purchase Plan

In October 2017, the Company's Board of Directors adopted and stockholders approved the 2017 Employee Stock Purchase Plan (the "2017 ESPP"). Subject to any plan limitations, the 2017 ESPP allows eligible employees to contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of the Company's common stock at a discounted price per share. Except for the initial offering period, the ESPP provides for separate six-month offering periods.

Unless otherwise determined by the Board of Directors, the Company's common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is the lesser of (1) 85% of the fair market value of the Company's common stock on the first trading day of the offering period, or (2) 85% of the fair market value of the Company's common stock on the last trading day of the offering period.

Pursuant to the terms of the 2017 ESPP, the shares of the Company's common stock reserved for issuance was increased by 727,413 shares in February 2024. As of January 31, 2025, there were 4,072,704 shares of the Company's common stock available for future issuance under the 2017 ESPP.

During the years ended January 31, 2025, 2024 and 2023 there were 188,155, 167,574 and 149,352 shares, respectively, of common stock purchased under the ESPP. The total expense related to the ESPP for years ended January 31, 2025, 2024 and 2023 was $14.5 million, $16.4 million and $13.7 million, respectively. As of January 31, 2025, there was $7.6 million of unrecognized stock-based compensation expense related to the ESPP offering period expected to end in June 2025.

The fair value of the purchase rights granted under the 2017 ESPP was estimated on the first day of the offering period using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended January 31,		
	2025	2024	2023
Expected term (in years)	0.50	0.50	0.50
Expected volatility	57.7% - 58.2%	46% - 69%	90% - 92%
Risk-free interest rate	4.3% - 5.39%	5.35% - 5.36%	2.24% - 4.68%
Dividend yield	—%	—%	—%

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the Company's consolidated statements of operations is as follows (in thousands):

	Years Ended January 31,		
	2025	2024	2023
Cost of revenue—subscription	$ 29,548	$ 23,677	$ 19,682
Cost of revenue—services	13,917	12,733	10,565
Sales and marketing	161,317	159,907	143,073
Research and development	226,367	198,927	159,099
General and administrative	62,791	61,663	49,035
Total stock-based compensation expense	$ 493,940	$ 456,907	$ 381,454

11. Net Loss Per Share

The Company calculates basic net loss per share by dividing the net loss by the weighted-average number of shares of common stock outstanding during the year, less shares subject to repurchase. Diluted net loss per share is computed by giving effect to all potentially dilutive common shares outstanding for the period, including stock options and restricted stock units. Refer to Note 2, *Summary of Significant Accounting Policies*, for further details on the Company's methodology for calculating net loss per share.

Basic and diluted net loss per share was the same for each year presented, as the inclusion of all potential common shares outstanding would have been anti-dilutive due to the net loss reported for each year presented.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Years Ended January 31,		
	2025	2024	2023
Numerator:			
Net loss	$ (129,072)	$ (176,600)	$ (345,398)
Denominator:			
Weighted-average shares used to compute net loss per share, basic and diluted	74,555,001	71,248,982	68,628,267
Net loss per share, basic and diluted	$ (1.73)	$ (2.48)	$ (5.03)

In connection with the issuance of the 2024 Notes and 2026 Notes, the Company entered into Capped Calls, which were not included for the purpose of calculating the number of diluted shares outstanding, as their effect would have been anti-dilutive. The Capped Calls were expected to partially offset the potential dilution to the Company's common stock upon any conversion of the 2026 Notes. During the three months ended April 30, 2024, the Company elected a settlement in cash, as opposed to the Company's common stock, of the Capped Calls associated with 2024 Notes. In June 2024 the related derivative was settled and the Capped Calls associated with the 2024 Notes were successfully unwound, refer to Note 6. *Convertible Senior Notes* for more information.

The following shares of common stock were excluded from the computation of diluted net loss per share attributable to the Company for the periods presented because including them would have been anti-dilutive as the Company has reported net loss for each of the periods presented:

	Years Ended January 31,		
	2025	2024	2023
Stock options pursuant to the 2016 Equity Incentive Plan	281,239	428,408	571,680
Stock options pursuant to the 2008 Stock Incentive Plan	286,186	884,057	1,599,415
Unvested restricted stock units and ESPP obligations	3,752,252	4,162,660	3,860,345
Unvested executive PSUs	146,284	214,565	69,667
Shares underlying the conversion option of the 2026 Notes	—	5,445,002	5,445,039
Total	4,465,961	11,134,692	11,546,146

12. Income Taxes

The components of loss before provision for (benefit from) income taxes were as follows (in thousands):

	Years Ended January 31,		
	2025	2024	2023
United States	$ (99,978)	$ (138,936)	$ (253,433)
Foreign	(31,621)	(24,580)	(79,821)
Total	$ (131,599)	$ (163,516)	$ (333,254)

The components of the provision for (benefit from) income taxes were as follows (in thousands):

		Years Ended January 31,				
		2025		**2024**		**2023**
Current:						
Federal	$	1,035	$	522	$	844
State		512		289		59
Foreign		12,761		13,363		11,812
Total		14,308		14,174		12,715
Deferred:						
Federal		38		42		(13)
State		51		46		24
Foreign		(16,924)		(1,178)		(582)
Total		(16,835)		(1,090)		(571)
Provision for (benefit from) income taxes	$	(2,527)	$	13,084	$	12,144

The items accounting for the difference between income taxes computed at the federal statutory income tax rate and the provision for (benefit from) income taxes consisted of the following (in thousands):

		Years Ended January 31,				
		2025		**2024**		**2023**
Income tax benefit at statutory rate	$	(27,636)	$	(34,339)	$	(69,983)
State taxes, net of federal benefit		(11,640)		265		66
Impact of foreign income taxes		2,974		17,371		27,892
Foreign branch income included in the United States		(1,283)		1,525		1,353
Stock-based compensation		(328)		(64,721)		(39,669)
Non-deductible expenses		14,987		17,863		1,318
Officer compensation in excess of $1 million		7,651		8,729		7,085
Change in valuation allowance		45,610		100,548		106,156
Research and development credits		(33,746)		(31,596)		(19,395)
Foreign tax credit		—		(3,014)		(3,349)
Foreign withholding tax expense		1,035		522		844
Prior year true ups		131		(47)		(278)
Other		(282)		(22)		104
Provision for (benefit from) income taxes	$	(2,527)	$	13,084	$	12,144

The decrease in the provision for income taxes during the years ended January 31, 2025 was primarily due to the release of the U.K. valuation allowance. The increase in the provision for income taxes during each of the years ended January 31, 2024 and 2023 was due to an increase in foreign taxes as the Company continued its global expansion.

Deferred Income Taxes

Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax reporting purposes, as well as operating losses and tax credit carryforwards.

Significant components of the Company's deferred tax assets are shown in the following table as of January 31, 2025 and 2024, respectively (in thousands):

| | Years Ended January 31, | |
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 784,638	$ 753,189
Deferred revenue	64,429	67,167
Finance and operating lease liabilities	17,807	19,282
Capitalized research and development costs	163,963	125,142
Other reserves	25,870	20,729
Gross deferred tax assets	1,056,707	985,509
Valuation allowance	(942,513)	(903,663)
Total deferred tax assets, net of valuation allowance	114,194	81,846
Deferred tax liabilities:		
Finance and operating lease right-of-use assets	(12,505)	(13,204)
Convertible senior notes	—	—
Deferred commission	(77,298)	(61,483)
Other liabilities and accruals	(3,842)	(3,326)
Total deferred tax liabilities	(93,645)	(78,013)
Net deferred tax assets	$ 20,549	$ 3,833

Deferred tax assets are recognized when management believes it is more likely than not that they will be realized. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The valuation allowance for deferred tax assets as of January 31, 2025, 2024 and 2023 was $942.5 million, $903.7 million and $809.0 million, respectively. The valuation allowance increased by $38.9 million, $94.7 million and $131.7 million during the years ended January 31, 2025, 2024 and 2023, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income and tax planning strategies in making this assessment. During the current year, management determined that it is more likely than not that the Company can realize its U.K. deferred tax assets based on its current and projected future taxable income in the U.K. Therefore, the Company released approximately $14.6 million of valuation allowance in the U.K.

As of January 31, 2025 the Company had net operating loss carryforwards for U.S. federal, state, Irish and U.K. income tax purposes of $2.1 billion, $2.0 billion, $834.3 million and $52.9 million, respectively, which begin to expire in the year ending January 31, 2028 for U.S. federal purposes and January 31, 2026 for state purposes. Ireland, U.K. and the U.S. federal losses for years after January 31, 2019 allow for operating losses to be carried forward indefinitely. The Company also has U.S. federal and state research credit carryforwards of $178.1 million and $16.3 million, respectively, which begin to expire in the year ending January 31, 2029 for federal purposes and January 31, 2026 for state purposes. Furthermore, the Company has U.S. foreign tax credit carryforwards of $6.9 million and U.S. charitable contribution carryforwards of $0.6 million, which will begin to expire in the year ending January 31, 2030 and January 31, 2026, respectively. Utilization of the federal net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation, should the Company undergo an ownership change, may result in the expiration of federal or state net operating losses and credits before utilization, however the Company does not expect any such limitation to be material.

Uncertain Tax Positions

The calculation of the Company's tax obligations involves dealing with uncertainties in the application of complex tax laws and regulations. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Company has assessed its income tax positions and recorded tax benefits for all years subject to examination, based upon the Company's evaluation of the facts, circumstances and information available at each period end. For those tax positions where the Company has determined there is a greater than 50% likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is determined there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized.

Although the Company believes that it has adequately reserved for its uncertain tax positions, the Company can provide no assurance that the final tax outcome of these matters will not be materially different. As the Company expands internationally, it will face increased complexity and the Company's unrecognized tax benefits may increase in the future. The Company makes adjustments to its reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

The following table summarizes the changes in the Company's unrecognized gross tax benefits during the periods presented (in thousands):

| | Years Ended January 31, | | |
	2025	2024	2023
Unrecognized tax benefits at beginning of year	$ 81,604	$ 29,284	$ 22,698
Increase (decrease) in tax positions in prior years	1,075	1,692	(177)
Additions based on tax positions in the current year	21,864	50,628	6,763
Unrecognized tax benefits at end of year	$ 104,543	$ 81,604	$ 29,284

In FY25, the Company recorded an addition in reserves for tax positions in prior years related to U.S. research and development tax credits. Additionally, the Company recorded additional intangible development costs for the current year. As of January 31, 2025, $1.3 million of these total unrecognized tax benefits would have an impact on the Company's effective tax rate if recognized.

We intend to invest substantially all of our foreign subsidiary earnings, as well as our capital in our foreign subsidiaries, indefinitely outside of the U.S. in those jurisdictions in which we would incur significant, additional costs upon repatriation of such amounts.

The Company is not currently under Internal Revenue Service, state, or foreign income tax examination with the exception of an audit in France for which the Company does not expect a material outcome. The Company does not anticipate any significant increases or decreases in its uncertain tax positions within the next twelve months. The Company files tax returns in the United States for federal and certain states. All tax years remain open to examination for both federal and state purposes as a result of the net operating loss and credit carryforwards. The Company files foreign tax returns in various locations. These foreign returns are open to examination for the fiscal years ending January 31, 2015 through January 31, 2024.

13. Subsequent Events

On February 17, 2025, the Company acquired all outstanding shares of Voyage AI Innovations, Inc. ("Voyage AI"), an AI-powered software company that specializes in embedding and reranking models, in exchange for total consideration of approximately $220 million consisting of cash and stock, subject to customary adjustments. Integrating Voyage AI's technology with MongoDB is expected to enable organizations to build reliable, AI-powered applications. The Company is in the process of finalizing the accounting for this transaction and expects to complete the preliminary purchase price allocation in the first quarter of fiscal year 2026.

On February 27, 2025, the Company's Board of Directors authorized a program to repurchase up to $200 million of the Company's common stock (the "Share Repurchase Program"). Repurchases under the Share Repurchase Program may be effected through open market purchases, privately-negotiated transactions, or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Securities Exchange Act of 1934. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions and alternate uses of capital. The current authorization may be suspended or discontinued at any time and does not have a specified expiration date.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of January 31, 2025. Based on the evaluation of our disclosure controls and procedures as of January 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2025 based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of January 31, 2025. The effectiveness of our internal control over financial reporting as of January 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which is included in Item 8 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended January 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

Certain executive officers and directors of the Company may execute purchases and sales of the Company's common stock through Rule 10b5-1 equity trading plans and "non-Rule 10b5-1 equity trading arrangements" (as defined in Item 408(c) of Regulation S-K).

During the three months ended January 31, 2025, one of our executive officers adopted the following Rule 10b5-1 trading arrangement:

On January 10, 2025, Michael Gordon, our former Chief Operating Officer and Chief Financial Officer, adopted a trading plan intended to satisfy the conditions under Rule 10b5-1(c) of the Exchange Act. Mr. Gordon's plan is for the sale of up to 68,000 shares of common stock underlying stock options in amounts and prices determined in accordance with a formula set forth in the plan and terminates on the earlier of the date that all the shares under the plan are sold and October 15, 2025, subject to early termination for certain specified events set forth in the plan.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item (other than the information set forth in the next paragraph in this Item) will be included in the 2025 Proxy Statement to be filed with the SEC within 120 days after the end of our fiscal year ended January 31, 2025 and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics (the "Code of Conduct"), applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at investors.mongodb.com. The nominating and corporate governance committee of our Board of Directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website, as required by applicable law or the listing standards of The Nasdaq Global Market. The inclusion of our website address in this Form 10-K does not include or incorporate by reference into this Annual Report on Form 10-K (this "Form 10-K") the information on or accessible through our website.

We have adopted policies and procedures reasonably designed to promote compliance with relevant insider trading laws, rules and regulations, and NYSE listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Form 10-K.

Item 11. Executive Compensation

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report

(1) All financial statements

Schedules have been omitted either because they are not applicable or the required information is included in the financial statements or the notes thereto.

(3) Exhibits

		Incorporated by Reference				Filed Herewith
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Registrant	8-K	001-38240	3.1	10/25/17	
3.2	Amended and Restated Bylaws of Registrant	8-K	001-38240	3.1	11/20/24	
3.3	Certificate of Retirement	8-K	001-38240	3.1	6/16/20	
4.1	Form of Class A common stock certificate of Registrant	S-1/A	333-220557	4.1	10/6/17	
4.2	Indenture, dated as of January 14, 2020, by and between MongoDB, Inc. and U.S. Bank National Association, as Trustee	8-K	001-38240	4.1	1/14/20	
4.3	Form of Global Note, representing MongoDB, Inc.'s 0.25% Convertible Senior Notes due 2026 (included as Exhibit A to the Indenture filed as Exhibit 4.5)	8-K	001-38240	4.2	1/14/20	
4.4	Description of Registered Securities	10-K	001-38240	4.4	3/15/24	
10.1#	2008 Stock Incentive Plan and Forms of Option Agreement and Exercise Notice thereunder, as amended to date	S-1	333-220557	10.1	9/21/17	
10.2#	Amended and Restated 2016 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise, Stock Option Grant Notice and Restricted Stock Unit Award Agreement thereunder	S-1/A	333-220557	10.2	10/6/17	
10.3#	Amended and Restated Form of Restricted Stock Unit Award Agreement, effective as of March 1, 2022	10-K	001-38240	10.3	3/18/22	
10.4#	Forms of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the Amended and Restated 2016 Equity Incentive Plan	10-K	001-38240	10.3	3/30/18	
10.5#	2016 China Stock Appreciation Rights Plan and Form of China Stock Appreciation Rights Award Agreement	S-1/A	333-220557	10.3	10/6/17	
10.6#	2017 Employee Stock Purchase Plan	10-Q	001-38240	10.1	9/2/22	
10.7#	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers	S-1	333-220557	10.5	9/21/17	
10.8#	Second Amended and Restated Offer Letter, dated December 20, 2021, by and between the Registrant and Dev Ittycheria	10-K	001-38240	10.8	3/18/22	
10.9#	Second Amended and Restated Offer Letter, dated December 21, 2021, by and between the Registrant and Michael Gordon	10-K	001-38240	10.9	3/18/22	
10.10#	Amended and Restated Employment Agreement, dated January 10, 2022, by and between MongoDB Switzerland GmbH and Cedric Pech	10-K	001-38240	10.1	3/18/22	
10.11#	Amended and Restated Offer Letter, dated December 21, 2021, by and between the Registrant and Mark Porter	10-K	001-38240	10.11	3/18/22	
10.12#	Addendum to Employment Agreement, dated February 22, 2023, by and between the Registrant and Mark Porter	10-Q	001-38240	10.1	6/2/23	
10.13#	Separation Agreement, dated June 27, 2023, by and between the Registrant and Mark Porter	10-Q	001-38240	10.1	9/1/23	

			Incorporated by Reference				Filed Herewith
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	
10.14	Lease, between PGREF I 1633 Broadway Tower, L.P. and MongoDB, Inc., dated December 14, 2017	10-K	001-38240	10.12	3/30/18	
10.15	Purchase Agreement, dated June 25, 2018, by and among MongoDB, Inc. and Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Barclays Capital Inc.	8-K	001-38240	99.1	6/28/18	
10.16	Form of Confirmation for 2018 Capped Call Transactions	8-K	001-38240	99.2	6/28/18	
10.17	Purchase Agreement, dated January 9, 2020, by and among MongoDB, Inc. and Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Barclays Capital, Inc. and Citigroup Global Markets, Inc.	8-K	001-38240	99.1	1/14/20	
10.18	Form of Confirmation for 2020 Capped Call Transactions	8-K	001-38240	99.2	1/14/20	
10.19#	Form of Performance-Based Restricted Stock Unit Award Agreement	10-K	001-38240	4.4	3/15/24	
10.20#	Advisory Services to MongoDB, Inc., dated January 31, 2025, by and between MongoDB, Inc. and Michael Gordon					x
19.1	Insider Trading Policy					x
21.1	Subsidiaries of the Registrant	10-K	001-38240	4.4	3/15/24	
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm					x
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					x
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					x
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					x
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					x
97	Financial Restatement Compensation Recoupment Policy	10-K	001-38240	97	3/15/2024	
101.INS	Inline XBRL Instance Document					
101.SCH	Inline XBRL Taxonomy Extension Schema Document					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					

#	Indicates management contract or compensatory plan.
*	This certification is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MONGODB, INC.

Date: March 20, 2025

By: /s/ Dev Ittycheria

Name: Dev Ittycheria
Title: President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dev Ittycheria **Dev Ittycheria**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 20, 2025
/s/ Srdjan Tanjga **Srdjan Tanjga**	Interim Chief Financial Officer (Principal Financial Officer)	March 20, 2025
/s/ Thomas Bull **Thomas Bull**	Chief Accounting Officer (Principal Accounting Officer)	March 20, 2025
/s/ Tom Killalea **Tom Killalea**	Director	March 20, 2025
/s/ Archana Agrawal **Archana Agrawal**	Director	March 20, 2025
/s/ Roelof Botha **Roelof Botha**	Director	March 20, 2025
/s/ Hope Cochran **Hope Cochran**	Director	March 20, 2025
/s/ Francisco D'Souza **Francisco D'Souza**	Director	March 20, 2025
/s/ Charles M. Hazard, Jr. **Charles M. Hazard, Jr.**	Director	March 20, 2025
/s/ Ann Lewnes **Ann Lewnes**	Director	March 20, 2025
/s/ Dwight Merriman **Dwight Merriman**	Director	March 20, 2025

Leadership

Executive team


Dev Ittycheria
President & Chief Executive Officer


Cedric Pech
President of Field Operations


Paul Capombassis
Chief Revenue Officer


Harsha Jalihal
Chief People Officer


Jim Scharf
Chief Technology Officer


May Petry
Chief Marketing Officer


Sahir Azam
Chief Product Officer


Andrew Stephens
General Counsel


Mindy Lieberman
Chief Information Officer


Julien Soriano
Chief Information Security Officer

Board members


Tom Killalea
Chairman


Dev Ittycheria
President & Chief Executive Officer


Archana Agrawal
President, Intercom


Roelof Botha
Partner, Sequoia Capital


Hope Cochran
Managing Director, Madrona Venture Group


Frank D'Souza
Managing Partner & Co-Founder of Recognize Partners


Chip Hazard
General Partner, Flybridge Capital Partners



Dwight Merriman
Co-founder


Ann Lewnes
Marketing Executive & Board Member